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TABLE OF CONTENTS 2

As confidentially submitted to the Securities and Exchange Commission on May 28, 2019

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMTD International Inc.
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable
(Translation of Registrant's Name into English)

Cayman Islands	6199	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

23/F Nexxus Building
41 Connaught Road Central
Hong Kong
+852 3163-3389
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant's Principal Executive Offices)

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen's Road Central Hong Kong +852 3740-4700	David T. Zhang, Esq. Benjamin W. James, Esq. Meng Ding, Esq. Kirkland & Ellis International LLP c/o 26th Floor, Gloucester Tower, The Landmark 15 Queen's Road Central Hong Kong +852 3761-3300

Approximate date of commencement of proposed sale to the public:
as soon as practicable after the effective date of this registration statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

           If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☐

†
The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Class A ordinary shares, par value US$0.0001 per share(2)(3)	US$	US$

(1)
Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

(2)
Includes Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes Class A ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.

(3)
American depositary shares issuable upon deposit of the Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No.333-                ). Each American depositary share represents            Class A ordinary shares.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                        , 2019

            American Depositary Shares

AMTD International Inc.

Representing                        Class A Ordinary Shares

        This is the initial public offering of American depositary shares, or ADSs, of AMTD International Inc. We are offering                         ADSs. Each ADS represents                        of our Class A ordinary shares, par value US$0.0001 per share. We anticipate that the initial public offering price per ADS will be between US$            and US$            .

        Prior to this offering, there has been no public market for our ADSs or our ordinary shares. We intend to list the ADSs on the [Nasdaq Global Market/New York Stock Exchange] under the symbol "          ."

        We are an "emerging growth company" under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

        AMTD International Inc. was incorporated in February 2019 by our Controlling Shareholder as a holding company of our businesses. Upon the completion of this offering, we will be a "controlled company" as defined under the [Nasdaq Stock Market Rules/NYSE Listed Company Manual] because our Controlling Shareholder will hold more than 50% of the voting power for the election of directors.

        As of the date of this prospectus, our outstanding share capital consists of Class A ordinary shares and Class B ordinary shares, and our Controlling Shareholder beneficially owns all of our issued and outstanding Class B ordinary shares. These Class B ordinary shares will constitute approximately        % of our total issued and outstanding ordinary shares and        % of the aggregate voting power of our total issued and outstanding ordinary shares immediately after the completion of this offering, assuming that the underwriters do not exercise their over-allotment option. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and is not convertible into Class B ordinary shares under any circumstances. Each Class B ordinary share is entitled to twenty votes, subject to certain conditions, and is convertible into one Class A ordinary share at any time by the holder thereof.

        Investing in our ADSs involves a high degree of risk. See "Risk Factors" beginning on page 14.

PRICE US$            PER ADS

	Per ADS	Total

Initial public offering price	US$	US$

Underwriting discounts and commissions(1)	US$	US$

Proceeds, before expenses, to us	US$	US$

(1)
See "Underwriting" for additional disclosure regarding underwriting compensation payable by us.

        We have granted the underwriters an option to purchase up to an additional                                    ADSs to cover over-allotments.

        Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the ADSs against payment in U.S. dollars to purchasers on or about                                    , 2019.

AMTD Global Markets	Tiger Brokers

Prospectus dated                                    , 2019

        You should rely only on the information contained in this prospectus or in any related free writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free writing prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

        Neither we nor any of the underwriters have taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside the United States.

        Until            , 2019 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

 PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully before deciding whether to buy our ADSs. You should carefully consider, among other things, our consolidated financial statements and the related notes and sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. This prospectus contains information from an industry report titled "Financial Services Industry in Hong Kong," which was commissioned by us and prepared by China Insights Consultancy Limited, an independent research firm, to provide information regarding our industry and our market position in Hong Kong. We refer to this report as the CIC Report. References to Hong Kong IPOs in connection with any industry rankings in the CIC Report are made to listings on the main board of the SEHK.

Our Business

        We are a leading Hong Kong-headquartered comprehensive financial institution. According to the CIC Report, we are the No. 1 independent investment banking firm in Asia as measured by both the number and the aggregate offering size of Hong Kong and U.S. IPOs completed in each of 2018 and the first quarter of 2019, and the largest independent asset management firm in Asia in serving both PRC regional banks and new economy companies as measured by assets under management (AUM) as of March 31, 2019.

        We are one of the few financial institutions with extensive financial industry knowledge and experience across Greater China that is majority-owned and managed by local Hong Kong entrepreneurs and professionals. This genuine "Hong Kong-owned" identity positions us to play an instrumental role in connecting local clients from Hong Kong and China with global capital markets. Compared to other global and Chinese market players in Hong Kong, we believe that we benefit from greater execution efficiency, supreme local market and industry know-how, and unparalleled access to the sizeable capital of Asia's tycoon families.

        Our global capital markets expertise, coupled with deep roots in Asia, have propelled us to become one of the "go-to" financial institutions in Hong Kong, fulfilling the complex financial needs of our clients across all phases of their growth and development. Our clientele includes PRC banks, privately-owned companies primarily in new economy sectors, and Hong Kong-based blue-chip conglomerates, among others.

        We operate a full-service platform encompassing three business lines: investment banking, asset management, and strategic investment.

  •
  Leading Investment Banking Business.  We offer a broad range of investment banking services, including equity underwriting, debt underwriting, advisory (on credit rating, financing, and mergers and acquisitions transactions), securities brokerage, institutional sales and distribution, and research, among others. According to the CIC Report, we ranked first among all independent investment banking firms in Asia as measured by both the number and the aggregate offering size of Hong Kong and U.S. IPOs completed in each of 2018 and the first quarter of 2019, and ranked ninth and third as a bookrunner among all investment banking firms as measured by the number of Hong Kong IPOs priced in 2018 and in the first quarter of 2019, respectively. We also ranked in the top ten among all global investment banking firms operating in Asia (excluding China-headquartered investment banking firms) as measured by the aggregate number of high-yield bond offerings by China-based companies and AT1 capital preferred share offerings by PRC regional banks in 2018 and the first quarter of 2019.

  •
  Top-tier Asset Management Services.  We provide professional investment management and advisory services primarily to corporate and other institutional clients. According to the CIC Report, we are one of the five largest HKSFC-licensed asset management firms headquartered in Hong Kong, and also the largest independent asset management firm in Asia in serving both PRC regional banks and new economy companies, in each case as measured by AUM as of March 31, 2019. Our AUM was HK$20.8 billion (US$2.6 billion) as of March 31, 2019.

  •
  Proven Strategic Investment Platform.  We make long-term strategic investments focusing on Asia's financial and new economy sectors. Through investing in market leaders and technological innovators, we gain access to unique opportunities and resources that complement our other businesses and augment our "AMTD SpiderNet" ecosystem. In 2018, we recorded dividend and gain related to disposed investment of HK$99.2 million (US$12.6 million). For the three months ended March 31, 2019, we did not record dividend and gain related to disposed investment as our investee companies typically do not distribute dividend in the first quarter of each year. For the year ended December 31, 2018 and the three months ended March 31, 2019, we recorded net fair value changes on financial assets at fair value through profit or loss of HK$256.5 million (US$32.7 million) and HK$124.2 million (US$15.8 million), respectively, both from our strategic investment business.

        The following diagram illustrates our business structure.

Notes:

(1)
Executive management committee is responsible for (i) overseeing our operational and business activities, (ii) managing risks across all business units and mid-to-back office functions, and (iii) implementing and executing policies and strategies as determined by our board of directors.

(2)
Investment banking executive committee is responsible for (i) approving acceptance of new business mandates, (ii) the overall review and management of potential risks and conflicts that may arise from new business mandates, and (iii) reviewing and approving the execution of investment banking transactions.

(3)
Investment committee is responsible for (i) reviewing and approving the investment-related activities across asset classes, (ii) providing parameters and guidance to the investment team, and (iii) post-investment management.

        We align ourselves with clients, shareholders, business partners, and investee companies to build an ever-extending, inter-connected network that creates value for all stakeholders, or the "AMTD SpiderNet" ecosystem. We believe that our "AMTD SpiderNet" ecosystem is the bedrock of our success. We actively help stakeholders in our ecosystem to explore business collaboration opportunities among themselves and provide financial solutions or additional resources needed to facilitate such collaboration. This, in turn, results in enduring relationships within the network, and expand the network by attracting corporations, industry associations, and other institutions seeking business opportunities and efficient channels of resources. This unique "AMTD SpiderNet" ecosystem, coupled with our ability to provide innovative and bespoke solutions, is a key growth driver of our overall businesses.

Our Competitive Strengths

        We believe that our proven track record of success and distinctive brand coupled with the following strengths give us a significant competitive advantage:

  •
  premier investment banking and asset management platform in Asia;

  •
  fast-rising and active "super-connector" with unique brand identity;

  •
  unique "AMTD SpiderNet" ecosystem fostering rapid multi-dimensional expansion;

  •
  comprehensive one-stop financial solutions platform with broad revenue mix;

  •
  market leadership in providing financial services to PRC regional banks and new economy companies; and

  •
  seasoned management team backed by industry leaders and professional talents.

Our Growth Strategies

        Our business model and competitive strengths provide us with multiple avenues for growth. We intend to execute the following key strategies:

  •
  expand our footprint in major capital markets globally;

  •
  diversify the mix of our service capabilities;

  •
  further strengthen our "AMTD SpiderNet" ecosystem; and

  •
  continue to invest in technology and people.

Our Challenges

        The successful execution of our growth strategies is subject to risks and uncertainties related to our businesses, including those relating to:

  •
  the relatively short operating history of our current businesses;

  •
  unfavorable financial market and economic conditions;

  •
  our ability to compete effectively in the financial services industry;

  •
  our ability to recruit and retain key management and professional staff;

  •
  our ability to realize profits from and manage liquidity risks of our strategic investments;

  •
  fluctuations in the fair value of our equity investments;

  •
  our ability to consistently acquire investment banking mandates and manage the risks associated with securities underwriting;

  •
  our ability to identify and control risks, or achieve expected investment returns, for our asset management clients;

  •
  our ability to comply with extensive and evolving regulatory requirements; and

  •
  our ability to identify and address conflicts of interest, especially in relation to our Controlling Shareholder.

Corporate History and Structure

        In January 2003, AMTD Group Company Limited (formerly known as Allday Enterprises Limited), our Controlling Shareholder, was founded by CK Hutchison Holdings Limited (SEHK: 0001) under the laws of the British Virgin Islands to provide financial services. Subsequently in 2015, L.R. Capital Financial Holdings Limited became the controlling shareholder of AMTD Group Company Limited, and in the same year, we commenced our current investment banking, asset management, and strategic investment businesses.

        From February to April 2019, we carried out a restructuring to carve out our investment banking, asset management, and strategic investment businesses from our Controlling Shareholder. As part of the restructuring, in February 2019, AMTD International Inc. was incorporated under the laws of the Cayman Islands initially as a wholly-owned subsidiary of our Controlling Shareholder. With respect to our strategic investment business, we incorporated AMTD Investment Inc. under the laws of the Cayman Islands as a wholly-owned subsidiary of AMTD International Inc. in February 2019, and injected assets relating to certain strategic investments into AMTD Investment Inc. in March 2019. With respect to our investment banking and asset management businesses, we submitted an application to the HKSFC in February 2019 for AMTD International Inc. to own 100% of the shares in AMTD International Holding Group Limited, which is the parent of AMTD Securities Limited, AMTD Global Markets Limited, and Asia Alternative Asset Partners Limited. In April 2019, the HKSFC approved our application and we completed our restructuring. As a result, AMTD International Inc. became the holding company of our businesses.

        In April and May 2019, we raised an aggregate of US$57.0 million from a group of investors by issuing Class A ordinary shares and through the exercise of warrant. For further details of these issuances of Class A ordinary shares, see "Description of Share Capital—History of Securities Issuances."

Our Corporate Structure

        The following diagram illustrates AMTD International Inc. and its subsidiaries in our corporate structure as of the date of this prospectus.

Our Subsidiaries and Business Functions

Investment Banking and Asset Management

        AMTD International Holding Group Limited is our holding company for the investment banking and asset management businesses. We currently provide investment banking services and asset management services primarily through AMTD Global Markets Limited, which is an HKSFC-licensed company and an indirectly wholly-owned subsidiary of AMTD International Holding Group Limited.

        In addition, we have two companies under our investment banking and asset management businesses: (i) Asia Alternative Asset Partners Limited, an HKSFC-licensed company, and (ii) AMTD Securities Limited, an intermediate holding company.

Strategic Investment

        AMTD Investment Inc. is our holding company for the strategic investment business. We currently hold our strategic investments through (i) AMTD Investment Solutions Group Limited, (ii) AMTD Strategic Investment Limited, (iii) AMTD Overseas Limited, and (iv) AMTD Fintech Investment Limited.

        In addition, we have four intermediate holding companies under our strategic investment business: (i) AMTD Investment Solutions Group (BVI) Limited, (ii) AMTD Strategic Investment (BVI) Limited, (iii) AMTD Overseas (BVI) Limited, and (iv) AMTD Fintech Investment (BVI) Limited.

Implications of Being an Emerging Growth Company

        As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an "emerging growth company" pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under

Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company's internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to "opt out" of such exemptions afforded to an emerging growth company.

        We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a Controlled Company

        Upon the completion of this offering, our Controlling Shareholder will beneficially own        % of our total issued and outstanding ordinary shares, representing        % of the total voting power, assuming that the underwriters do not exercise their over-allotment option, or        % of our total issued and outstanding ordinary shares, representing        % of the total voting power, assuming that the over-allotment option is exercised in full. As a result, we will be a "controlled company" as defined under the [Nasdaq Stock Market Rules/NYSE Listed Company Manual] because our Controlling Shareholder will hold more than 50% of the voting power for the election of directors. As a "controlled company," we are permitted to elect not to comply with certain corporate governance requirements, including the requirement that a majority of the board of directors consist of independent directors, the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors, and the requirement that we have a compensation committee that is composed entirely of independent directors. We currently intend to comply with each of these requirements. In the future, however, we may avail ourselves of some of these and other exemptions for as long as we remain a "controlled company."

Implications of Being a Foreign Private Issuer

        We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [Nasdaq Global Market/New York Stock Exchange] corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the [Nasdaq Global Market/New York Stock Exchange] corporate governance listing standards.

Corporate Information

        Our principal executive offices are located at 23/F Nexxus Building, 41 Connaught Road Central, Hong Kong. Our telephone number at this address is +852 3163-3389. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is          .

        Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is www.amtdinc.com. The information contained on our website is not a part of this prospectus.

Conventions Which Apply to this Prospectus

        Unless we indicate otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option to purchase up to            additional ADSs representing        Class A ordinary shares from us.

        Except where the context otherwise requires and for purposes of this prospectus only:

  •
  "ADRs" refers to the American depositary receipts that evidence our ADSs;

  •
  "ADSs" refers to our American depositary shares, each of which represents        Class A ordinary shares;

  •
  "AMTD," "we," "us," "our company," or "our" refers, prior to the completion of the restructuring, to our investment banking, asset management, and strategic investment businesses and, after the completion of the restructuring, to AMTD International Inc., a Cayman Islands exempted company, and its subsidiaries;

  •
  "China" or "PRC" refers to the People's Republic of China, excluding, for the purpose of this prospectus only, Taiwan region, Hong Kong, and Macau;

  •
  "Class A ordinary shares" refers to our class A ordinary shares, par value US$0.0001 per share;

  •
  "Class B ordinary shares" refers to our class B ordinary shares, par value US$0.0001 per share;

  •
  "Controlling Shareholder" refers to AMTD Group Company Limited, a British Virgin Islands company;

  •
  "HK$" or "Hong Kong dollars" refers to the legal currency of Hong Kong;

  •
  "HKSFC" refers to the Securities and Futures Commission of Hong Kong;

  •
  "Hong Kong" refers to Hong Kong Special Administrative Region of the People's Republic of China;

  •
  "Macau" refers to Macau Special Administrative Region of the People's Republic of China;

  •
  "SEC" refers to the United States Securities and Exchange Commission;

  •
  "SEHK" refers to the Stock Exchange of Hong Kong Limited;

  •
  "shares" or "ordinary shares" refers to our Class A ordinary shares and Class B ordinary shares; and

  •
  "US$" or "U.S. dollars" refers to the legal currency of the United States.

        Our reporting currency is Hong Kong dollars because our business is mainly conducted in Hong Kong and most of our revenue is denominated in Hong Kong dollars. This prospectus contains translations of Hong Kong dollars into U.S. dollars solely for the convenience of the reader. The conversion of Hong Kong dollars into U.S. dollars are based on the exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this prospectus were made at a rate of HK$7.8498 to US$1.00, the exchange rate in effect as of March 29, 2019. On May 17, 2019, the exchange rate for Hong Kong dollars was HK$7.8496 to US$1.00.

 THE OFFERING

        The following assumes that the underwriters will not exercise their option to purchase additional ADSs in the offering, unless otherwise indicated.

Offering Price	We expect that the initial public offering price will be between US$ and US$ per ADS.
ADSs Offered by Us	ADSs
ADSs Outstanding Immediately After This Offering	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).
Ordinary Shares Outstanding Immediately After This Offering

                ordinary shares, comprised of        Class A ordinary shares and        Class B ordinary shares (or        ordinary shares if the underwriters exercise their option to purchase additional ADS in full, comprised of        Class A ordinary shares).

The ADSs	Each ADS represents Class A ordinary shares. The ADSs generally are uncertificated.
The depositary will hold the shares underlying your ADSs and you will have rights as provided in the deposit agreement.

If we declare dividends on Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares, after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary in exchange for our Class A ordinary shares. The depositary will charge you fees for any exchange. We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the "Description of American Depositary Shares" section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Option to Purchase Additional ADSs	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs.

Ordinary Shares

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and is not convertible into Class B ordinary share under any circumstances. Each Class B ordinary share is entitled to twenty votes, subject to certain conditions, and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any sale, transfer, assignment, or disposition of any Class B ordinary shares by a holder thereof to any person other than our chairman of the board of directors and chief executive officer, Calvin Choi, or any other person or entity designated by Mr. Choi, each of such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary share. For a description of Class A ordinary shares and Class B ordinary shares, see "Description of Share Capital."

Use of Proceeds

We estimate that we will receive net proceeds of approximately US$            million from this offering (or US$            million if the underwriters exercise their option to purchase additional ADSs in full), after deducting the underwriting discounts, commissions, and estimated offering expenses payable by us and assuming an initial public offering price of US$            per ADS, being the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus.

We plan to use the net proceeds we receive from this offering to invest in our business expansion, fund potential acquisitions and investments, and use the remainder for general corporate purposes.
See "Use of Proceeds" for additional information.
Lock-up

[We, our directors, executive officers, and existing shareholders] have agreed with the underwriters, subject to certain exceptions, not to sell, transfer, or otherwise dispose of any ADSs, ordinary shares, or similar securities for a period of 180 days after the date of this prospectus. See "Underwriting" for more information.

[Directed ADS Program

At our request, the underwriters have reserved up to            % of the ADSs being offered by this prospectus (assuming that the underwriters exercise their option to purchase additional ADSs in full) for sale at the initial public offering price to certain of our directors, executive officers, employees, business associates, and members of their families.]

Risk Factors	See "Risk Factors" and other information included in this prospectus for a discussion of the risks you should carefully consider before investing in the ADSs.

Conflict of Interest

AMTD Global Markets Limited will participate in the distribution of the ADSs in this offering. We control AMTD Global Markets Limited and this relationship is defined as a "conflict of interest" under FINRA Rule 5121(f)(5)(B). Because of this relationship, the offering will be conducted in accordance with the requirements of FINRA Rule 5121. This rule requires, among other things, that a qualified independent underwriter has participated in the preparation of, and has exercised the usual standards of "due diligence" in respect to, the registration statement and this prospectus.                        has agreed to act as qualified independent underwriter for the offering. See "Underwriting (Conflict of Interest)—Conflict of Interest."

Listing

We intend to apply to have the ADSs listed on [the Nasdaq Global Market/New York Stock Exchange] under the symbol "            ." Our ADSs and ordinary shares will not be listed on any other stock exchanges or traded on any automated quotation system.

Payment and Settlement	The ADSs are expected to be delivered against payment on , 2019. They will be registered in the name of a nominee of The Depositary Trust Company, or DTC.
Depositary

SUMMARY CONSOLIDATED FINANCIAL DATA

        The following summary consolidated statements of profit or loss and other comprehensive income data and summary consolidated cash flows data for the years ended December 31, 2017 and 2018 and summary consolidated statements of financial position data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statements of profit or loss and other comprehensive income data and summary consolidated cash flows data for the three months ended March 31, 2018 and 2019 and summary consolidated statements of financial position data as of March 31, 2019 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for the periods presented. You should read this "Summary Consolidated Financial Data" section together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, issued by the International Accounting Standard Board, or IASB. Our historical results of operations are not necessarily indicative of results of operations expected for future periods.

        The following table presents our summary consolidated statements of profit or loss and other comprehensive income data for the periods indicated.

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2017		2018			2018		2019
	HK$	%	HK$	US$	%	HK$	%	HK$	US$	%
	(in thousands, except for percentages and per share data)
Summary Consolidated Statements of Profit or Loss and Other Comprehensive Income Data
Revenue
Fee and commission income	278,976	27.0	367,538	46,821	50.8	22,792	(12.3)	181,523	23,125	59.4
Dividend and gain related to disposed investment	69,509	6.7	99,228	12,641	13.7	—	—	—	—	—

Sub-total	348,485	33.7	466,766	59,462	64.5	22,792	(12.3)	181,523	23,125	59.4
Net fair value changes on financial assets at fair value through profit or loss	684,679	66.3	256,460	32,671	35.5	(208,571)	112.3	124,156	15,816	40.6

Total revenue	1,033,164	100.0	723,226	92,133	100.0	(185,779)	100.0	305,679	38,941	100.0
Other income	17,915	1.7	15,393	1,961	2.1	14,264	(7.7)	808	103	0.3
Operating expenses	(111,563)	(10.8)	(52,582)	(6,699)	(7.2)	(13,725)	7.4	(24,873)	(3,169)	(8.1)
Staff costs	(102,205)	(9.9)	(68,025)	(8,666)	(9.4)	(18,778)	10.1	(19,814)	(2,524)	(6.5)
Finance costs	(28,725)	(2.8)	(9,047)	(1,152)	(1.3)	(4,532)	2.4	(5,359)	(683)	(1.8)

Profit / (Loss) before tax	808,586	78.2	608,965	77,577	84.2	(208,550)	112.2	256,441	32,668	83.9
Income tax expense / (credit)	(135,214)	(13.1)	(83,840)	(10,680)	(11.6)	34,159	(18.4)	(42,232)	(5,380)	(13.8)

Profit / (Loss) and total comprehensive income / (loss) for the period	673,372	65.1	525,125	66,897	72.6	(174,391)	93.8	214,209	27,288	70.1

Profit / (Loss) and comprehensive income / (loss) attributable to ordinary shareholders	568,266	55.0	468,061	59,627	64.7	(137,565)	74.0	321,578	40,966	105.2
Profit / (Loss) and comprehensive income / (loss) attributable to non-controlling interests	105,106	10.1	57,064	7,270	7.9	(36,826)	19.8	(107,369)	(13,678)	(35.1)

Profit / (Loss) and total comprehensive income / (loss) for the period	673,372	65.1	525,125	66,897	72.6	(174,391)	93.8	214,209	27,288	70.1

Profit / (Loss) and total comprehensive income / (loss) per share attributable to ordinary shareholders
Basic	2.84		2.34	0.30		(0.69)		1.61	0.21
Diluted	2.84		2.34	0.30		(0.69)		1.61	0.21
Weighted average number of ordinary shares used in per share calculation
Basic	200,000		200,000	200,000		200,000		200,000	200,000
Diluted	200,000		200,000	200,000		200,000		200,034	200,034

        After the completion of the restructuring in April 2019, AMTD International Inc. became the holding company of our businesses, which have been operated under the common control of our Controlling Shareholder. Accordingly, our financial statements were prepared on a consolidated basis by applying the principles of the pooling of interest method, assuming the completion of the restructuring at the beginning of the reporting period.

        The following table presents our summary consolidated statements of financial position data as of the dates indicated.

	As of December 31,
				As of March 31, 2019
	2017	2018
	HK$	HK$	US$	HK$	US$
	(in thousands)
Summary Consolidated Statements of Financial Position Data
Total non-current assets	15,623	15,302	1,949	15,273	1,946
Total current assets(1)	6,025,994	7,091,887	903,448	7,938,736	1,011,330

Total assets	6,041,617	7,107,189	905,397	7,954,009	1,013,276

Total non-current liabilities	130,209	163,357	20,810	181,920	23,175
Total current liabilities	3,242,132	3,749,430	477,647	4,363,478	555,872

Total liabilities	3,372,341	3,912,787	498,457	4,545,398	579,047

Share capital	157	157	20	157	20
Capital reserve	1,312,803	1,312,803	167,240	1,748,034	222,685
Retained profits	870,781	1,338,842	170,557	1,660,420	211,524

Total ordinary shareholders' equity	2,183,741	2,651,802	337,817	3,408,611	434,229
Non-controlling interests	485,535	542,600	69,123	—	—

Total equity	2,669,276	3,194,402	406,940	3,408,611	434,229

Total liabilities and equity	6,041,617	7,107,189	905,397	7,954,009	1,013,276

Note:

(1)
Our total current assets include, among others, bank balances held under segregated accounts in trust custody on behalf of our asset management clients of HK$1.1 billion (US$137.2 million) as of March 31, 2019. These segregated bank balances will be removed together with the corresponding client money held on trust recorded in total current liabilities after clients execute trades or make withdrawals.

        The following table presents our summary consolidated cash flows data for the periods indicated.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2017	2018		2018	2019
	HK$	HK$	US$	HK$	HK$	US$
	(in thousands)
Summary Consolidated Cash Flows Data
Net cash generated from operating activities	84,327	79,112	10,078	8,969	5,784	737
Net cash used in investing activities	(139)	(14)	(2)	—	(14)	(2)
Net cash used in financing activities	(67,283)	(38,657)	(4,925)	(4,569)	(3,513)	(448)

Net increase in cash and cash equivalents	16,905	40,441	5,151	4,400	2,257	287
Cash and cash equivalents at the beginning of the period	69,510	86,415	11,009	86,415	126,856	16,160

Cash and cash equivalents at the end of the period	86,415	126,856	16,160	90,815	129,113	16,447

RISK FACTORS

        An investment in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition, and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

We have a relatively short operating history of our current businesses compared to some of our globally established competitors and face significant risks and challenges in a rapidly evolving market, which makes it difficult to effectively assess our future prospects.

        We have a relatively short operating history of our current businesses compared to some of our globally established competitors. We launched our investment banking business in 2015, after which we introduced our institutional asset management business and strategic investment business.

        You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving market in which we operate and our relatively short operating history. These risks and challenges include our ability to, among other things:

  •
  build a well-recognized and respected brand;

  •
  establish and expand our client base and increase our AUM;

  •
  maintain and enhance our relationships with our business partners;

  •
  attract, retain, and motivate talented employees;

  •
  anticipate and adapt to changing market conditions and competitive landscape;

  •
  manage our future growth;

  •
  ensure that the performance of our products and services meets client expectations;

  •
  maintain or improve our operational efficiency;

  •
  navigate a complex and evolving regulatory environment;

  •
  defend ourselves in any legal or regulatory actions against us;

  •
  enhance our technology infrastructure and maintain the security of our system and the confidentiality of the information provided and utilized across our system;

  •
  avoid and remedy operating errors as a result of human or system errors;

  •
  identify and address conflicts of interest; and

  •
  identify and appropriately manage our related party transactions.

        If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.

        We have a relatively short history in serving our current institutional client base. As our business develops and as we respond to competition, we may continue to introduce new service offerings, make adjustments to our existing services, or make adjustments to our business operations in general. Any significant change to our business model that does not achieve expected results could have a material and adverse impact on our financial condition and results of operations. It is therefore difficult to effectively assess our future prospects.

Unfavorable financial market and economic conditions in Hong Kong, China, and elsewhere in the world could materially and adversely affect our business, financial condition, and results of operations.

        As a financial services firm based in Hong Kong, our businesses are materially affected by conditions in the financial markets and economic conditions in Hong Kong, China, and elsewhere in the world. Financial markets and economic conditions could be negatively impacted by many factors beyond our control, such as inability to access capital markets, control of foreign exchange, changes in exchange rates, rising interest rates or inflation, slowing or negative growth rate, government involvement in allocation of resources, inability to meet financial commitments in a timely manner, terrorism, political uncertainty, fiscal or other economic policy of Hong Kong or other governments, and the timing and nature of any regulatory reform. The current trade frictions between the United States and China may also give rise to uncertainties in global economic conditions and adversely affect general investor confidence. Unfavorable financial market and economic conditions in Hong Kong, China, and elsewhere in the world could negatively affect our clients' business and materially reduce demand for our services and increase price competition among financial services firms seeking such engagements, and thus could materially and adversely affect our business, financial condition, and results of operations. In addition, our profitability could be adversely affected due to our fixed costs and the possibility that we would be unable to reduce our variable costs without reducing revenue or within a timeframe sufficient to offset any decreases in revenue relating to changes in market and economic conditions.

        Revenue generated by our investment banking business is directly related to the volume and value of the transactions in which we are involved. Our investment bankers primarily serve clients in raising capital through IPOs and debt offerings. During periods of unfavorable market and economic conditions, our results of operations may be adversely affected by a decrease in the number and value of the IPOs and debt offerings that we underwrite.

        During a market or general economic downturn, we may also derive lower revenue from our asset management and strategic investment businesses due to lower mark-to-market or fair value of the assets that we manage and the strategic investments that we made. In addition, due to uncertainty or volatility in the market or in response to difficult market conditions, clients or prospective clients may withdraw funds from, or hesitate to allocate assets to, our asset management business in favor of investments they perceive as offering greater opportunity or lower risk. Difficult market conditions can also materially and adversely affect our ability to launch new products or offer new services in our asset management business, which could negatively affect our ability to increase our AUM and our management fees that are based on the AUM.

The financial services industry is intensely competitive. If we are unable to compete effectively, we may lose our market share and our results of operations and financial condition may be materially and adversely affected.

        The financial services industry is intensely competitive, highly fragmented, and subject to rapid change, and we expect it to remain so. We compete both in Hong Kong and globally, and on the basis of a number of factors, including the ability to adapt to evolving financial needs of a broad spectrum of clients, our ability to identify market demands and business opportunities to win client mandates, the quality of our advice, our employees, and deal execution, the range and price of our products and services, our innovation, our reputation, and the strength of our relationships. We expect to continue to invest capital and resources in our businesses in order to grow and develop them to a size where they are able to compete effectively in their markets, have economies of scale, and are themselves able to produce or consolidate significant revenue and profit. We cannot assure you that the planned and anticipated growth of our businesses will be achieved or in what timescale. There may be difficulties securing financing for investment for growth and in recruiting and retaining the skilled human resources required to compete effectively. If we fail to compete effectively against our competitors, our business, financial conditions, results of operations, and prospects will be materially and adversely affected.

        Investment banking as our primary business generally requires us to react promptly to the evolving demand of our clients and be able to provide innovative financial solutions tailored to their needs. We may not be able to compete effectively with our competitors at all times and always be able to provide appropriate financial solutions that promptly and accurately address our clients' needs. If this were to happen, our ability to attract new or retain existing clients will suffer, which would materially and adversely affect our revenue and earnings.

        We primarily compete with other investment banking firms. We have experienced and may continue to experience intense competition over obtaining investment banking service mandates. We may face pricing pressure as some of our competitors may seek to obtain higher market share by reducing fees and commissions. Some of our competitors include large global financial institutions or state-owned PRC financial institutions operating or headquartered in Hong Kong, many of which have longer operating histories, far broader financial and other resources, and significantly greater name recognition than us and have the ability to offer a wider range of products, which may enhance their competitive position. They also regularly support services we do not provide, such as commercial lending, margin lending and other financial services and products, which puts us at a competitive disadvantage and could result in pricing pressures or lost opportunities, which in turn could materially and adversely affect our results of operations. In addition, we may be at a competitive disadvantage with regard to some of our competitors that have larger customer bases, more professionals, and the ability to provide financing that are often a crucial component of investment banking deals on which we advise.

        Historically, competition in the asset management market has been fierce. In recent years, the asset management market in Hong Kong had become more saturated. Banks and brokerage firms have offered low management fees, prolonged commission-free concessions, or extra-low fixed commissions as incentives to attract clients, thus further intensifying the competition in this market. We expect that competition in Hong Kong's asset management market will continue to be intense. We cannot assure you that we can compete effectively against our current and future competitors, or that competitive forces in the market will not alter the industry landscape such that our business objectives would become impractical or impossible. Under the foregoing circumstances, our business and financial condition would be adversely affected.

Our businesses depend on key management executives and professional staff, and our business may suffer if we are unable to recruit and retain them.

        Our businesses depend on the skills, reputation, and professional experience of our key management executives, the network of resources and relationships they generate during the normal course of their activities, and the synergies among the diverse fields of expertise and knowledge held by our senior professionals. Therefore, the success of our business depends on the continued services of these individuals. If we lose their services, we may not be able to execute our existing business strategy effectively, and we may have to change our current business direction. These disruptions to our business may take up significant energy and resources of our company, and materially and adversely affect our future prospects.

        Moreover, our business operations depend on our professional staff, our most valuable assets. Their skills, reputation, professional experience, and client relationships are critical elements in obtaining and executing client engagements. We devote considerable resources and incentives to recruiting and retaining these personnel. However, the market for quality professional staff is increasingly competitive. We expect to face significant competition in hiring such personnel. Additionally, as we mature, current compensations scheme to attract employees may not be as effective as in the past. The intense competition may require us to offer more competitive compensation and other incentives to our talent, which could materially and adversely affect our financial condition and results of operations. As a result, we may find it difficult to retain and motivate these employees, and this could affect their decisions about whether or not they continue to work for us. If we do not succeed in attracting, hiring and integrating quality professional staff, or retaining and motivating existing personnel, we may be unable to grow effectively.

We make strategic investments using our own capital, and may not be able to realize any profits from these investments for a considerable period of time, or may lose some or all of the principal amounts of these investments.

        We derived a significant portion of our revenue from our strategic investment business. Our dividend and gain related to disposed investment accounted for 6.7%, 13.7%, and nil of our total revenue for the years ended December 31, 2017 and 2018 and the three months ended March 31, 2019, respectively, and our net fair value changes on financial assets at fair value through profit or loss accounted for 66.3%, 35.5%, and 40.6% of our total revenue for the corresponding periods, respectively. Our strategic investment portfolio primarily consist of investments in equity and equity-linked securities of public and private companies. Making a sound investment decision requires us to carefully identify and select a target company based on its business, financial condition, operations, and the industry in which it operates. In general, this process involves analytical assessment and estimation of the target company's profitability and sustainability. We may make unsound investment decisions due to fraudulent and concealed, inaccurate or misleading statements from a target company in the course of our due diligence, which could lead us to mistakenly estimate the value of the target company and affect our ability to derive profit from such investments. In addition, our understanding of and judgment on the target company's business and prospects, and the industry in which the target company operates may deviate and result in inaccurate investment decisions.

        We make strategic investments in financial and new economy sectors in Asia and are subject to concentration risks. Our investment portfolio may be concentrated in certain sectors, geographic regions, individual investments, or types of securities that may or may not be listed. As of the date of this prospectus, we hold investments primarily in four companies under our strategic investment business. Any significant decline in the value of our investment portfolio may therefore adversely impact our business, results of operations, and financial condition.

        We also make strategic investments in the highly regulated banking sector in China. Any change in PRC laws, regulations, or policies may adversely affect our equity holding as a foreign investor, our ability to exit from the investment, or the fair value of our equity investment.

        In addition, we have limited control over all of our investee companies. Even if we have a board seat in certain investee companies, we do not have the necessary power to mandate or block material corporate actions. If these investee companies fail to carry out business in a compliant manner, incur overly excessive amount of debt or go bankrupt, or the business operations decline, the fair value of our investment in these companies may deteriorate or, in extreme cases, decrease to zero. We are subject to the risk that the majority shareholders or the management of these investee companies may act in a manner that does not serve the investee companies' interests. The general operational risks, such as inadequate or failing internal control of these investee companies, the compliance risks, such as any lack of requisite approvals for investee companies' businesses, and legal risks, such as violation of laws and regulations or fraudulent or otherwise improper activities, may also expose our investments to risks. Furthermore, these investee companies may fail to abide by their agreements with us, for which we may have limited or no recourse. These investee companies may not declare dividend, or even if they do, we may not be able to secure liquidity conveniently until we receive such dividend. If any of the foregoing were to occur, our business, reputation, financial condition and results of operations could be materially and adversely affected.

        In recent years, there has been increasing competition for private equity investment opportunities, which may limit the availability of investment opportunities or drive up the price of available investment opportunities, and, as a result, our financial condition and results of operations may be materially and adversely affected.

Our strategic investment business is subject to liquidity risks.

        Some of our strategic investments are in the form of securities that are not publicly traded. In many cases, there may be prohibition by contract or by applicable laws from selling such securities for a period of time or there may not be a public market for such securities. Even if the securities are publicly traded, large holdings of securities can often be disposed of only over a substantial length of time, exposing the investment returns to risks of downward movement in market prices during the disposition period. Accordingly, under certain conditions, we may be forced to either sell securities at lower prices than we had expected to realize or defer, potentially for a considerable period of time, sales that we had planned to make. Investing in these securities can involve a high degree of risk, and we may lose some or all of the principal amount of such strategic investments.

Our results of operations and financial condition may be materially affected by fluctuations in the fair value of our equity investments in our investee companies.

        Our investments are long-term, strategic in nature to reinforce our ecosystem. We have made significant equity investments in public and private companies and recognize dividend and gain related to disposed investment and net fair value changes on financial assets at fair value through profit or loss on our consolidated statements of profit or loss and other comprehensive income. For the years ended December 31, 2017 and 2018 and the three months ended March 31, 2019, dividend and gain related to disposed investment accounted for 6.7%, 13.7%, and nil, and net fair value changes on financial assets at fair value through profit or loss accounted for 66.3%, 35.5%, and 40.6%, of our total revenue, respectively. Since we intend to hold our investments on a long-term basis, fair value of our equity investments is subject to market fluctuations due to changes in the market prices of securities, interest rates, or other market factors, such as liquidity, or regulatory factors, such as changes in policies affecting the businesses of our investee companies. Technology has been one of our key sectors of focus and the fair value of our investments in technology companies may be subject to significant valuation fluctuations. For our equity investments in private companies, we measure their fair value based on an assessment of each underlying security, considering rounds of financing, third-party transactions, and market-based information, including comparable company transactions, trading multiples, and changes in market outlook. As of March 31, 2019, the aggregate fair value of our strategic investment portfolio was HK$3.6 billion (US$0.5 billion). Although we do not intend to make frequent trades on investments for profit, the nature of investment and significance of our investment holdings could adversely affect our results of operations and financial condition.

Our investment in Bank of Qingdao is subject to liquidity, concentration, and regulatory risks.

        As of March 31, 2019, our strategic investment portfolio reached an aggregate fair value of HK$3.6 billion (US$0.5 billion), of which our investment in the Hong Kong- and Shenzhen-listed Bank of Qingdao accounted for 89.9%. We hold a significant stake in Bank of Qingdao and expect it to be a long-term investment, and our chairman of the board of directors and chief executive officer also serves as a director of Bank of Qingdao. Given our significant stake in, and affiliation with, Bank of Qingdao, our investment in Bank of Qingdao is subject to liquidity and concentration risk. There may not be a readily available market to sell the shares of Bank of Qingdao. We will need to gradually sell down our holdings subject to market conditions, if we want to liquidate our position in Bank of Qingdao. In addition, the banking sector in China is highly regulated and any change in PRC laws, regulations, or policies may adversely affect our holding in Bank of Qingdao as a foreign investor, our ability to exit from the investment, or the fair value of our equity investment in Bank of Qingdao. Any adverse impact on our investment in Bank of Qingdao could materially and adversely affect our business, results of operations, and financial condition.

A substantial portion of our revenue is derived from investment banking business, which is not long-term contracted source of revenue and is subject to intense competition, and declines in these engagements could materially and adversely affect our financial condition and results of operations.

        We historically have earned a substantial portion of our revenue from fees and commissions paid by our investment banking clients, which usually are payable upon the successful completion of particular transactions. Revenue derived from our investment banking business accounted for 20.1%, 39.9%, and 49.0% of our total revenue for the years ended December 31, 2017 and 2018 and the three months ended March 31, 2019, respectively. We expect that we will continue to rely on investment banking business for a substantial portion of our revenue for the foreseeable future, and a decline in our engagements could materially and adversely affect our financial condition and results of operations.

        In addition, investment banking business typically is not a long-term contracted source of revenue. Each revenue-generating engagement typically is separately awarded and negotiated. Furthermore, many of our clients do not routinely require our services. As a consequence, our engagements with many clients are not likely to be predictable. We may also lose clients each year, including as a result of the sale or merger of a client, or due to a change in a client's senior management and competition from other investment banking firms. As a result, our engagements with clients are constantly changing and our total revenue could fluctuate or decline quickly due to these factors.

Our investment banking business depends on our ability to identify, execute, and complete projects successfully and is subject to various risks associated with underwriting and financial advisory services. We cannot assure you that the income level of our investment banking business can be sustained.

        We underwrite securities offerings in Hong Kong, the United States, and other jurisdictions, and are exposed to uncertainties in the regulatory requirements in these jurisdictions. Securities offerings are subject to review and approval by various regulatory authorities, the results and timing of which are beyond our control and may cause substantial delays to, or the termination of, the offering. We receive the payment of fees and commissions in most securities offerings only after the successful completion of the transactions. If a transaction is not completed as scheduled, or at all, for any reason, we may not receive fees and commissions for services that we have provided in a timely manner, or at all, which could materially and adversely affect our results of operations.

        Market fluctuations and changes in regulatory policies may adversely affect our investment banking business. Negative market and economic conditions may adversely affect investor confidence, resulting in significant industry-wide declines in the size and number of securities offerings, and market volatility may cause delays to, or even termination of, securities offerings that we underwrite, either of which could adversely affect our revenue from the investment banking business.

        In addition, in acting as an underwriter in a securities offering, we may be subject to litigation, securities class action, claims, administrative penalties, regulatory sanctions, fines, or disciplinary actions, or may be otherwise legally liable in Hong Kong, the United States, and other jurisdictions. Our reputation may be affected due to inadequate due diligence, fraud or misconduct committed by issuers or their agents or our staff, misstatements and omissions in disclosure documents, or other illegal or improper activities that occur during the course of the underwriting process, which may adversely affect our business, financial condition, and results of operations. Our investment banking business may also be affected by new rules and regulations, changes in the interpretation or enforcement of existing rules and regulations relating to the underwriting of securities offerings.

        As a result, we cannot assure you that the income level of our investment banking business can be sustained.

If we cannot identify or effectively control the various risks involved in the asset management products that we offer or manage under our asset management business or otherwise achieve expected investment returns for our asset management clients, our reputation, client relationships, and asset management business will be adversely affected.

        We offer our asset management clients a broad selection of third-party products, including fixed income products and equity products, for which we derive revenue through management fees, performance fees, and brokerage fees. These products often have complex structures and involve various risks, including default risks, interest rate risks, liquidity risks, market volatility and other market risks. In addition, we are subject to risks arising from any potential misconduct or violation of law by the product providers or corporate borrowers. Although the product providers or corporate borrowers of the asset management products we offer are typically directly liable to our clients in the event of a product default, these incidences could adversely affect the performance of the applicable products that we distribute and our reputation. Our success in maintaining our brand image depends, in part, on our ability to effectively control the risks associated with these products. Our asset management team not only need to understand the nature of the products but also need to accurately describe the products to, and evaluate them for, our clients. Although we enforce and implement strict risk management policies and procedures, they may not be fully effective in mitigating the risk exposure of our clients in all market environments or against all types of risks. If we fail to identify and effectively control the risks associated with the products that we offer or manage, or fail to disclose such risks to our clients in a sufficiently clear and timely manner, or to dispose timely of such investments in the clients' investment portfolios, our clients may suffer financial loss or other damages. Poor performance of these products and services, negative perceptions of the institutions offering these products and services or failure to achieve expected investment return may impact client confidence in the products we offer them, impede the capital-raising activities in connection with our asset management business, and reduce our asset under management and revenue generated under this segment.

        For discretionary account service we offer to our clients, we have a higher level of discretion in making investments. If we are unable to generate sufficient returns from our investments, including managing leverage risks on behalf of our clients, or even incur losses, our clients may become unwilling to continue to use our services, and our reputation, client relationship, business, and prospects will be materially and adversely affected.

We are subject to extensive and evolving regulatory requirements, non-compliance with which may result in penalties, limitations, and prohibitions on our future business activities or suspension or revocation of our licenses, and consequently may materially and adversely affect our business, financial condition, and results of operations. In addition, we may, from time to time, be subject to regulatory inquiries and investigations by relevant regulatory authorities or government agencies in Hong Kong or other applicable jurisdictions.

        The Hong Kong and U.S. financial markets in which we primarily operate are highly regulated. Our business operations are subject to applicable Hong Kong and U.S. laws, regulations, guidelines, circulars, and other regulatory guidance, and many aspects of our businesses depend on obtaining and maintaining approvals, licenses, permits, or qualifications from the relevant regulators. Serious non-compliance with regulatory requirements could result in investigations and regulatory actions, which may lead to penalties, including reprimands, fines, limitations, or prohibitions on our future business activities or, if significant, suspension or revocation of our licenses. Failure to comply with these regulatory requirements could limit the scope of businesses in which we are permitted to engage. Furthermore, additional regulatory approvals, licenses, permits, or qualifications may be required by relevant regulators in the future, and some of our current approvals, licenses, permits, or qualifications are subject to periodic renewal. Although we have not been found by any relevant regulators to be in material non-compliance with any regulatory requirements since we commenced our current businesses in 2015, any such finding or other negative outcome may affect our ability to conduct business, harm our reputation and, consequently, materially and adversely affect our business, financial condition, results of operations, and prospects.

        Two of our subsidiaries, AMTD Global Markets Limited and Asia Alternative Asset Partners Limited, are HKSFC-licensed companies subject to various requirements, such as remaining fit and proper at all times, minimum liquid and paid-up capital requirements, notification requirements, submission of audited accounts, submission of financial resources returns and annual returns, continuous professional training, under the Securities and Futures Ordinance (Cap. 571) of Hong Kong and its subsidiary legislation and the codes and the guidelines issued by the HKSFC. If any of these HKSFC licensed companies fails to meet the regulatory capital requirements in Hong Kong, the local regulatory authorities may impose penalties on us or limit the scope of our business, which could, in turn, have a material adverse effect on our financial condition and results of operations. Moreover, the relevant capital requirements may be changed over time or subject to different interpretations by relevant governmental authorities, all of which are out of our control. Any increase of the relevant capital requirements or stricter enforcement or interpretation of the same may adversely affect our business activities. In addition, AMTD Global Markets Limited is a licensed principal intermediary under the Mandatory Provident Fund Schemes Ordinance (Cap. 485) of Hong Kong and a member of the Hong Kong Confederation of Insurance Brokers. Any non-compliance with applicable regulatory requirements by our company or any of our subsidiaries may result in penalties, limitations, and prohibitions on our future business activities and thus may materially and adversely affect our business, financial condition, and results of operations.

        From time to time, AMTD Global Markets Limited and Asia Alternative Asset Partners Limited may be subject to or required to assist in inquiries or investigations by relevant regulatory authorities or government agencies in Hong Kong or other jurisdictions, including the HKSFC and the SEC, relating to its own activities or activities of third parties such as its clients. The HKSFC conducts on-site reviews and off-site monitoring to ascertain and supervise our business conduct and compliance with relevant regulatory requirements and to assess and monitor, among other things, our financial soundness. We, our directors, or our employees, may be subject to such regulatory inquiries and investigations from time to time, regardless of whether we are the target of such regulatory inquiries and investigations. If any misconduct is identified as a result of inquiries, reviews or investigations, the HKSFC may take disciplinary actions that would lead to revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties against us, our responsible officers, licensed representatives, directors, or other officers. Any such disciplinary actions taken against us, our responsible officers, licensed representatives, directors, or other officers may have a material and adverse impact on our business operations and financial results. In addition, we are subject to statutory secrecy obligations under the Securities and Futures Ordinance (Cap. 571) of Hong Kong whereby we may not be permitted to disclose details on any HKSFC inquiries, reviews or investigations without the consent of the HKSFC. For further details, see "Regulation—Disciplinary Power of the HKSFC."

Our revenue and profits are highly volatile, and fluctuate significantly from quarter to quarter, which may result in volatility of the price of our ADSs.

        Our revenue and profits are highly volatile and could fluctuate significantly. For example, the revenue generated from investment banking business is highly dependent on market conditions, regulatory environment and policies, and the decisions and actions of our clients and interested third parties. As a result, our results of operations will likely fluctuate from quarter to quarter based on the timing of when those fees are earned. It may be difficult for us to achieve steady earnings growth on a quarterly basis, which could, in turn, lead to large adverse movements in the price of our ADSs or increasing volatility in our ADS price generally.

The due diligence that we undertake in the course of our business operations is inherently limited and may not reveal all facts and issues that may be relevant in connection with such businesses.

        In the course of providing investment banking services, asset management services, and making strategic investments, we endeavor to conduct due diligence review that we deem reasonable and appropriate based on relevant regulatory expertise and market standards as well as the facts and circumstances applicable to each deal. When conducting due diligence, we are often required to evaluate critical and complex business, financial, tax, accounting, environmental, regulatory, and legal issues. Outside consultants, such as legal advisors, and accountants may be involved in the due diligence process in varying degrees depending on the transaction type. Nevertheless, when conducting due diligence work and making an assessment, we are limited to the resources available, including information provided by the target company or the issuer and, in some circumstances, third party investigations. The due diligence work that we conduct with respect to any investment opportunity may not reveal or highlight all relevant facts that may be necessary, helpful, or accurate in evaluating potential risks, which may subject us to potential penalties in the case of securities underwriting, or failure of investment in the case of strategic investment. We may be provided with information that is misleading, false, or inaccurate as a result of mistake, misconduct, or fraud of our employees or third parties. Moreover, such due diligence work will not necessarily result in the successful completion of a transaction, which may adversely affect the performance of our business.

We face additional risks as we offer new products and services, transact with a broader array of clients and counterparties and expose ourselves to new asset classes and geographical markets.

        We are committed to providing new products and services in order to strengthen our market position in the financial services industry and client relationships. We expect to expand our product and service offerings as permitted by relevant regulatory authorities, transact with new clients not in our traditional client base and enter into new markets. For further details, see "Business—Our Growth Strategies." These activities expose us to new and increasingly challenging risks, including, but not limited to:

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  we may have insufficient experience or expertise in offering new products and services and dealing with inexperienced counterparties and clients may harm our reputation;

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  we may be subject to stricter regulatory scrutiny, or increasing tolerance of credit risks, market risks, compliance risks, and operational risks;

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  we may be unable to provide clients with adequate levels of service for our new products and services;

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  our new products and services may not be accepted by our clients or meet our profitability expectations;

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  our new products and services may be quickly copied by our competitors so that its attractiveness to our clients may be diluted; and

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  our internal information technology infrastructure may not be sufficient to support our product and service offerings.

        If we are unable to achieve the expected results with respect to our offering of new products and services, our business, financial condition, and results of operations could be materially and adversely affected.

        In addition, we also intend to further expand our business geographically through establishing branch offices in key financial centers in the United States and Southeast Asia, such as New York City and Singapore. See "Business—Our Growth Strategies—Expand our footprint globally." Operating business internationally may expose us to additional risks and uncertainties. As we have limited experience in operating our business in United States and other overseas markets, we may be unable to attract a sufficient number of clients, fail to anticipate competitive conditions, or face difficulties in operating effectively in these markets. We may also fail to adapt our business models to the local market due to various legal requirements and market conditions. Compliance with applicable foreign laws and regulations, especially financial regulations, increases the costs and risk exposure of doing business in foreign jurisdictions. In addition, in some cases, compliance with the laws and regulations of one country could nevertheless cause violation of the laws and regulations of another country. Violations of these laws and regulations could materially and adversely affect our brand, international growth efforts, and business.

We may undertake acquisitions, investments, joint ventures, or other strategic alliances, which could present unforeseen integration difficulties or costs and may not enhance our business as we expect.

        Our strategy includes plans to grow both organically and through possible acquisitions, joint ventures, or other strategic alliances. Joint ventures and strategic alliances may expose us to new operational, regulatory, and market risks, as well as risks associated with additional capital requirements. We may not be able, however, to identify suitable future acquisition targets or alliance partners. Even if we identify suitable targets or partners, the evaluation, negotiation, and monitoring of the transactions could require significant management attention and internal resources and we may be unable to complete an acquisition or alliance on terms commercially acceptable to us. The costs of completing an acquisition or alliance may be costly and we may not be able to access funding sources on terms commercially acceptable to us. Even when acquisitions are completed, we may encounter difficulties in integrating the acquired entities and businesses, such as difficulties in retention of clients and personnel, challenge of integration and effective deployment of operations or technologies, and assumption of unforeseen or hidden material liabilities or regulatory non-compliance issues. Any of these events could disrupt our business plans and strategies, which in turn could have a material adverse effect on our financial condition and results of operations. Such risks could also result in our failure to derive the intended benefits of the acquisitions, strategic investments, joint ventures, or strategic alliances, and we may be unable to recover our investment in such initiatives. We cannot assure you that we could successfully mitigate or overcome these risks.

Volatile securities market may result in margin sales under our margin loan arrangements for our strategic investment business, which could materially and adversely affect our financial condition and results of operations.

        We maintain certain margin loans to finance some of our investments. These margin loan arrangements contain provisions that may not work to our advantage when we encounter difficulties in certain circumstances. For example, these margin loans allow lenders to dispose of the securities at a margin price to stop their losses when the price of the securities we purchased declined to the margin price. Selling the securities at the margin price typically causes significant loss to our investment as the margin price is generally lower than the security price we paid and we no longer have the chance to profit from future rises of security prices. As of March 31, 2019, the aggregate amount of our outstanding margin loans was HK$323.8 million (US$41.3 million). The securities market in Hong Kong and the United States have been volatile recently, which heightened risk associated with our margin loan arrangements. Under certain circumstances, we may attempt to renegotiate the terms and conditions of our existing margin loans or to obtain additional financing. We cannot assure you that our renegotiation efforts would be successful or timely or that we would be able to refinance our obligations on acceptable terms or at all. If margin sales happen, our financial condition and results of operations could be materially and adversely affected.

Any negative publicity with respect to us, our directors, officers, employees, shareholders, or other beneficial owners, our peers, or our industry in general, may materially and adversely affect our reputation, business, and results of operations.

        Our reputation and brand recognition play an important role in earning and maintaining the trust and confidence of our existing and prospective clients. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Negative publicity about us, such as alleged misconduct, other improper activities, or negative rumors relating to our business, shareholders, or other beneficial owners, affiliates, directors, officers, or other employees, can harm our reputation, business, and results of operations, even if they are baseless or satisfactorily addressed. For example, a number of media reported that during his previous employment at a global investment banking firm, our chairman of the board of directors and chief executive officer was alleged to have not adhered to such firm's internal policies concerning the disclosure of potential conflicts of interest. We believe that these allegations are based on inaccurate facts and are unfounded and meritless. These allegations, even if unproven or meritless, may lead to inquiries, investigations, or other legal actions against us by any regulatory or government authorities. Any regulatory inquiries or investigations and lawsuits against us, and perceptions of conflicts of interest, inappropriate business conduct by us or perceived wrong doing by any key member of our management team, among other things, could substantially damage our reputation regardless of their merits, and cause us to incur significant costs to defend ourselves. As we reinforce our ecosystem and stay close to our clients and other "AMTD SpiderNet" stakeholders, any negative market perception or publicity on our business partners that we closely cooperate with, or any regulatory inquiries or investigations and lawsuits initiated against them, may also have an impact on our brand and reputation, or subject us to regulatory inquiries or investigations or lawsuits. Moreover, any negative media publicity about the financial services industry in general or product or service quality problems of other firms in the industry in which we operate, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients, third-party partners, and key employees could be harmed and, as a result, our business, financial position, and results of operations would be materially and adversely affected.

Our operations may be subject to transfer pricing adjustments by competent authorities.

        We may use transfer pricing arrangements to account for business activities between us and our Controlling Shareholder, the different entities within our consolidated group, or other related parties. We cannot assure you that the tax authorities in the jurisdictions where we operate would not subsequently challenge the appropriateness of our transfer pricing arrangements or that the relevant regulations or standards governing such arrangements will not be subject to future changes. If a competent tax authority later finds that the transfer prices and the terms that we have applied are not appropriate, such authority may require us or our subsidiaries to re-assess the transfer prices and re-allocate the income or adjust the taxable income. Any such reallocation or adjustment could result in a higher overall tax liability for us and may adversely affect our business, financial condition, and results of operations.

Our risk management and internal control systems, as well as the risk management tools available to us, may not fully protect us against various risks inherent in our business.

        We follow our comprehensive internal risk management framework and procedures to manage our risks, including, but not limited to, reputational, legal, regulatory, compliance, operational, market, liquidity, and credit risks. However, our risk management policies, procedures, and internal controls may not be adequate or effective in mitigating our risks or protecting us against unidentified or unanticipated risks. In particular, some methods of managing risks are based upon observed historical market behavior and our experience in the financial industry. These methods may fail to predict future risk exposures, which could be significantly greater than those indicated by our historical measures. Other risk management methods depend upon an evaluation of available information regarding operating and market conditions and other matters, which may not be accurate, complete, up-to-date, or properly evaluated. In addition, the capital markets are constantly developing, the information and experience that we rely on for our risk management methods may become quickly outdated as capital markets and regulatory environment continue to evolve. Although we have not experienced any material deficiencies or failure in our risk management and internal control systems and procedures since we commenced our current businesses in 2015 other than certain material weaknesses in our internal control over financial reporting identified as of December 31, 2018, any such deficiencies or failure in our risk management and internal control systems and procedures may adversely affect our ability to identify or report our deficiencies or non-compliance. For a discussion of risks relating to these material weaknesses in our internal control over financial reporting, see "—Risks Relating to Our Business and Industry—We have identified three material weaknesses in our internal control over financial reporting as of December 31, 2018, and if we fail to implement and maintain an effective system of internal control to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud." In addition, failure of our employees to effectively enforce such risk management and internal controls procedures, or any of the foregoing risks, may have a material and adverse effect on our business, financial condition and operating results.

Our business is subject to various cyber-security and other operational risks.

        We face various cyber-security and other operational risks relating to our businesses on a daily basis. We rely heavily on financial, accounting, communication and other data processing systems as well as the people who operate them to securely process, transmit, and store sensitive and confidential client information, and communicate globally with our staff, clients, partners, and third-party vendors. We also depend on various third-party software and cloud-based storage platforms as well as other information technology systems in our business operations. These systems, including third-party systems, may fail to operate properly or become disabled as a result of tampering or a breach of our network security systems or otherwise, including for reasons beyond our control.

        Our clients typically provide us with sensitive and confidential information as part of our business arrangements. We are susceptible of attempts to obtain unauthorized access of such sensitive and confidential client information. We also may be subject to cyber-attacks involving leak and destruction of sensitive and confidential client information and our proprietary information, which could result from an employee's or agent's failure to follow data security procedures or as a result of actions by third parties, including actions by government authorities. Although cyber-attacks have not had a material impact on our operations to date, breaches of our or third-party network security systems on which we rely could involve attacks that are intended to obtain unauthorized access to and disclose sensitive and confidential client information and our proprietary information, destroy data or disable, degrade, or sabotage our systems, often through the introduction of computer viruses and other means, and could originate from a wide variety of sources, including state actors or other unknown third parties. The increase in using mobile technologies can heighten these and other operational risks.

        We cannot assure you that we or the third parties on which we rely will be able to anticipate, detect, or implement effective preventative measures against frequently changing cyber-attacks. We may incur significant costs in maintaining and enhancing appropriate protections to keep pace with increasingly sophisticated methods of attack. In addition to the implementation of data security measures, we require our employees to maintain the confidentiality of the proprietary information that we hold. If an employee's failure to follow proper data security procedures results in the improper release of confidential information, or our systems are otherwise compromised, malfunctioning or disabled, we could suffer a disruption of our business, financial losses, liability to clients, regulatory sanctions, and damage to our reputation.

        We operate in businesses that are highly dependent on proper processing of financial transactions. In our asset management business, we have to reliably obtain securities and other pricing information, properly execute and process client transactions, and provide reports and other customer service to our clients. The occurrence of trade or other operational errors or the failure to keep accurate books and records can render us liable to disciplinary action by regulatory authorities, as well as to claims by our clients. We also rely on third-party service providers for certain aspects of our business. Any interruption or deterioration in the performance of these third parties or failures of their information systems and technology could impair our operations, affect our reputation, and adversely affect our businesses.

Fraud or misconduct by our directors, officers, employees, agents, clients, or other third parties could harm our reputation and business and may be difficult to detect and deter.

        It is not always possible to detect and deter fraud or misconduct by our directors, officers, employees, agents, clients, or other third parties. The precautions that we take to detect and prevent such activity may not be effective in all cases. Fraud or misconduct by any of these persons or entities may cause us to suffer significant reputational harm and financial loss or result in regulatory disciplinary actions. The potential harm to our reputation and to our business caused by such fraud or misconduct is impossible to quantify.

        We are subject to a number of obligations and standards arising from our businesses. The violation of these obligations and standards by any of our directors, officers, employees, agents, clients, or other third parties could materially and adversely affect us and our investors. For example, our businesses require that we properly handle confidential information. If our directors, officers, employees, agents, clients, or other third parties were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial position, and existing and future business relationships. Although we have not identified any material fraud or misconduct by our directors, officers, employees, agents, clients, or other third parties since we commenced our current businesses in 2015, if any of these persons or entities were to engage in fraud or misconduct or were to be accused of such fraud or misconduct, our business and reputation could be materially and adversely affected.

We may be subject to litigation and regulatory investigations and proceedings and may not always be successful in defending ourselves against such claims or proceedings.

        Although we have not been subject to any lawsuits and arbitration claims in relation to our current business since the commencement in 2015, operating in the financial services industry may subject us to significant risks, including the risk of lawsuits and other legal actions relating to compliance with regulatory requirements in areas such as information disclosure, sales or underwriting practices, product design, fraud and misconduct, and protection of sensitive and confidential client information. From time to time we may be subject to lawsuits and arbitration claims in the ordinary course of our business brought by external parties or disgruntled current or former employees, inquiries, investigations, and proceedings by regulatory and other governmental agencies. Any such claims brought against us, with or without merits, may result in administrative measures, settlements, injunctions, fines, penalties, negative publicities, or other results adverse to us that could have material adverse effect on our reputation, business, financial condition, results of operations, and prospects. Even if we are successful in defending ourselves against these actions, the costs of such defense may be significant.

        In market downturns, the number of legal claims and amount of damages sought in litigation and regulatory proceedings may increase. In addition, our affiliates may also encounter litigation, regulatory investigations, and proceedings for the practices in their business operations. Our clients may also be involved in litigation, investigation, or other legal proceedings, some of which may relate to transactions that we have advised, whether or not there has been any fault on our part.

We may not be able to fully detect money laundering and other illegal or improper activities in our business operations on a timely basis or at all, which could subject us to liabilities and penalties.

        We are required to comply with applicable anti-money laundering and anti-terrorism laws and other regulations in the jurisdictions where we operate. Although we have adopted policies and procedures aimed at detecting, and preventing being used for, money-laundering activities by criminals or terrorist-related organizations and individuals or improper activities (including but not limited to market manipulation and aiding and abetting tax evasion), such policies and procedures may not completely eliminate instances where our networks may be used by other parties to engage in money laundering and other illegal or improper activities. Furthermore, we primarily comply with applicable anti-money laundering laws and regulations in Hong Kong and we may not fully detect violations of anti-money laundering regulations in other jurisdictions or be fully compliant with the anti-money laundering laws and regulations in other jurisdictions to which we are required. After we become a publicly listed company in the United States, we will also be subject to the U.S. Foreign Corrupt Practices Act of 1977 and other laws and regulations in the United States, including regulations administered by the U.S. Department of Treasury's Office of Foreign Asset Control. Although we have not identified any failure to detect material money laundering activities since we commenced our current businesses in 2015, if we fail to fully comply with applicable laws and regulations, the relevant government agencies may impose fines and other penalties on us, which may adversely affect our business.

We regularly encounter potential conflicts of interest, and failure to identify and address such conflicts of interest could adversely affect our business.

        We face the possibility of actual, potential, or perceived conflicts of interest in the ordinary course of our business operations. Conflicts of interest may exist between (i) our different businesses; (ii) us and our clients; (iii) our clients; (iv) us and our employees; (v) our clients and our employees, or (vi) us and our Controlling Shareholder and other beneficial owners. As we expand the scope of our business and our client base, it is critical for us to be able to timely address potential conflicts of interest, including situations where two or more interests within our businesses naturally exist but are in competition or conflict. We have put in place extensive internal control and risk management procedures that are designed to identify and address conflicts of interest. However, appropriately identifying and managing actual, potential, or perceived conflicts of interest is complex and difficult, and our reputation and our clients' confidence in us could be damaged if we fail, or appear to fail, to deal appropriately with one or more actual, potential, or perceived conflicts of interest. It is possible that actual, potential, or perceived conflicts of interest could also give rise to client dissatisfaction, litigation, or regulatory enforcement actions. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially and adversely affect our business in a number of ways, including a reluctance of some potential clients and counterparties to do business with us. Any of the foregoing could materially and adversely affect our reputation, business, financial condition, and results of operations.

The current tensions in international economic relations may negatively affect the demand for our services, and our results of operations and financial condition may be materially and adversely affected.

        Recently there have been heightened tensions in international economic relations, such as the one between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. On September 17, 2018, President Trump announced his decision to impose a 10% tariff on the third list of US$200 billion in imports from China to the United States effective September 24, 2018. On May 8, 2019, the U.S. government announced it would increase these tariffs to 25%. These tariffs are in addition to two earlier rounds of tariffs implemented against Chinese products on June 6, 2018 and August 16, 2018 that amount to tariffs on US$50 billion of Chinese products imported into the United States. On May 13, 2019, China responded by imposing tariffs on certain U.S. goods on a smaller scale, and proposed to impose additional tariffs on U.S. goods.

        Amid these tensions, the U.S. government has imposed and may impose additional measures on entities in China, including sanctions. As a financial services firm based in Hong Kong, our businesses are materially affected by the financial markets and economic conditions in Hong Kong, China, and elsewhere in the world. Escalations of the tensions that affect trade relations may lead to slower growth in the global economy in general, which in turn could negatively affect our clients' businesses and materially reduce demand for our services, thus potentially negatively affect our business, financial condition, and results of operations.

We may be subject to legal and financial liabilities in connection with the retail financial advisory and insurance brokerage businesses we engaged in previously.

        Prior to 2015, we engaged in retail financial advisory and insurance brokerage businesses, which were regulated by the Hong Kong Confederation of Insurance Brokers and the HKSFC. Majority of the operations under such legacy businesses began to terminate in 2015 and the businesses were ultimately disposed of in 2018. Although we no longer carry out retail financial advisory and insurance brokerage businesses, we may be subject to regulatory complaints or claims lodged against us by previous clients in relation to the past services provided by us under the legacy businesses. Any action brought against us, with or without merits, may result in administrative measures, settlements, injunctions, fines, penalties, negative publicities, or other results adverse to us, which could have a material adverse effect on our reputation, business, financial condition, results of operations, and prospects. Even if we are successful in defending ourselves against these actions, the costs of such defense may be significant.

We may need additional funding but may not be able to obtain it on favorable terms or at all.

        We may require additional funding for further growth and development of our business, including any investments or acquisitions we may decide to pursue. If our existing resources are insufficient to satisfy our requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, share price performance, liquidity of international capital and lending markets, and the Hong Kong financial industry. Pursuant to the terms of the medium term notes issued by our Controlling Shareholder, so long as the notes remain outstanding, our Controlling Shareholder will not and will ensure that none of its subsidiaries, including us, create or have outstanding any mortgage, charge, lien, pledge, or other security interest, upon the whole or any part of its present or future undertaking, assets, or revenues to secure any indebtedness in the form of bonds, notes, debentures, loan stock, or other securities that are, or are intended to be, listed or traded on any stock exchange or over-the-counter or other securities market. This provision may affect our ability to obtain external financing through the issuance of debt securities in the public market. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that we will be able to secure financing in a timely manner or in amounts or on terms favorable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition, and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders.

We may be exposed to legal or regulatory liabilities if we are unable to protect the personal and sensitive data and confidential information of our clients.

        We collect, store, and process certain personal and sensitive data from our clients, particularly under our asset management business. We are required to protect the personal and sensitive data and confidential information of our clients under applicable laws, rules, and regulations. While we have taken steps to protect the personal and sensitive data and confidential information of clients that we have access to, our security measures could be breached. The relevant authorities may impose sanctions or issue orders against us if we fail to protect the personal and sensitive data and confidential information of our clients, and we may have to compensate our clients if we fail to do so. We routinely transmit and receive personal and sensitive data and confidential information of our clients through the internet and other electronic means. Any misuse or mishandling of such personal and sensitive data and confidential information could result in legal liabilities, regulatory actions, reputational damage to us, which could in turn materially and adversely affect our business prospects and results of operation.

If our insurance coverage is insufficient, we may be subject to significant costs and business disruption.

        Although we carry office, computer, and vehicle insurance for our properties, professional indemnity insurance for certain of our regulated activities, directors and officers insurance, employee compensation insurance, and license holders insurance in connection with our securities dealing business covered by the Type 1 license granted by the HKSFC against fidelity and crime risks, we cannot assure you that we have sufficient insurance to cover all aspects of our business operations. We are in the process of purchasing key-man insurance coverage, and we consider our insurance coverage to be reasonable in light of the nature of our business, but we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition, and results of operations could be materially and adversely affected.

We have identified three material weaknesses in our internal control over financial reporting as of December 31, 2018, and if we fail to implement and maintain an effective system of internal control to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud.

        Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of January 1, 2017 and December 31, 2017 and 2018 and for each of the two years ended December 31, 2018, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting as of December 31, 2018. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company's annual or interim financial statements will not be prevented or detected on a timely basis.

        The material weaknesses identified relate to (i) the lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of IFRS and SEC rules and regulations to address complex technical accounting issues and SEC reporting requirements, (ii) insufficient dedicated resources and experienced personnel involved in designing and reviewing internal controls over financial reporting, and (iii) failure to establish effective process over the identification, evaluation, and disclosure of related parties and related party transactions. We plan to implement a number of measures to address the material weaknesses that have been identified. For a discussion of these measures, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting." We cannot assure you, however, that these measures may fully address the material weaknesses in our internal control over financial reporting or that we may not identify additional material weaknesses or significant deficiencies in the future.

        Upon completion of this offering, we will become a public company in the United States subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 and the rules and regulations of the [Nasdaq Global Market/New York Stock Exchange]. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2020. In addition, once we cease to be an "emerging growth company" as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal control or the level at which our control is documented, designed, operated, or reviewed, or if it interprets relevant requirements differently from us.

        In addition, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

        During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain proper and effective of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We may face intellectual property infringement claims, which could be time-consuming and costly to defend and may result in the loss of significant rights by us.

        Although we have not been subject to any litigation, pending or threatened, alleging infringement of third parties' intellectual property rights, we cannot assure you that such infringement claims will not be asserted against us in the future. Third parties may own copyrights, trademarks, trade secrets, ticker symbols, internet content, and other intellectual properties that are similar to ours in jurisdictions where we currently have no active operations. If we expand our business to or engage in other commercial activities in those jurisdictions using our own copyrights, trademarks, trade secrets, and internet content, we may not be able to use these intellectual properties or face potential lawsuits from those third parties and incur substantial losses if we fail to defend ourselves in those lawsuits. We have policies and procedures in place to reduce the likelihood that we or our employees may use, develop, or make available any content or applications without the proper licenses or necessary third-party consents. However, these policies and procedures may not be effective in completely preventing the unauthorized posting or use of copyrighted material or the infringement of other rights of third parties.

        Intellectual property litigation is expensive and time-consuming and could divert resources and management attention from the operation of our business. If there is a successful claim of infringement, we may be required to alter our services, cease certain activities, pay substantial royalties and damages to, and obtain one or more licenses from third parties. We may not be able to obtain those licenses on commercially acceptable terms, or at all. Any of those consequences could cause us to lose revenues, impair our client relationships and harm our reputation.

Any failure to protect our intellectual property could harm our business and competitive position.

        We maintain a number of registered domain names and, although we do not currently own any registered trademarks, we may in the future acquire new intellectual property such as trademarks, copyrights, domain names, and know-how. We will rely on a combination of intellectual property laws and contractual arrangements to protect our intellectual property rights. It is possible that third parties may copy or otherwise obtain and use our trademarks without authorization or otherwise infringe on our rights. We may not be able to successfully pursue claims for infringement that interfere with our ability to use our trademarks, website, or other relevant intellectual property or have adverse impact on our brand. We cannot assure you that any of our intellectual property rights would not be challenged, invalidated, or circumvented, or such intellectual property will be sufficient to provide us with competitive advantages. In addition, other parties may misappropriate our intellectual property rights, which would cause us to suffer economic or reputational damages.

The audit report included in this prospectus is prepared by an auditor whose work may not be inspected fully by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

        Our independent registered public accounting firm that issues the audit report included in this prospectus filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

        Our auditors have many clients with substantial operations in China, and the PCAOB has been unable to conduct inspections of the work of our auditors and their affiliated independent registered public accounting firms in China, without the approval of the PRC authorities. Thus, our auditors and their affiliated independent registered public accounting firms in China and their audit work are not currently inspected fully by the PCAOB. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory

Commission, or the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC, or the PRC Ministry of Finance in the United States and China, respectively. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in China of audit firms that are registered with the PCAOB and audit China-based, U.S.-listed companies. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and PCAOB will take to address the problem.

        Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditors' audit procedures and quality control procedures as they relate to their work, and their affiliated independent registered public accounting firms' work, in China. As a result, investors may be deprived of the benefits of such regular inspections.

        The inability of the PCAOB to conduct full inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors' audit procedures and quality control procedures as compared to auditors who primarily work in jurisdictions where the PCAOB has full inspection access. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Fluctuations in the value of Renminbi and regulatory controls on the convertibility and offshore remittance of Renminbi may adversely affect our results of operations and financial condition.

        Many of our clients are Chinese nationals, institutions, or corporates, and they are subject to the relevant controls of the PRC government as well as risks relating to foreign currency exchange rate fluctuations. The change in value of Renminbi against Hong Kong dollars and other currencies is affected by various factors, such as changes in political and economic conditions in China. Any significant revaluation of Renminbi may materially and adversely affect the cash flows, revenues, earnings, and financial position of our Chinese clients. In addition, the PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, currency remittance out of China. Since 2016, the PRC government has tightened its foreign exchange policies and stepped up its scrutiny of outbound capital movement. In addition, under the existing regulations on offshore investment, approval from or registration with appropriate government authorities is required when Renminbi is to be converted into foreign currency for the purpose of offshore investment. Revaluation of the Renminbi and PRC laws and regulations in connection with the convertibility of the Renminbi into foreign currencies or offshore remittance of the Renminbi may limit the ability of our Chinese clients to engage our services, especially in our asset management business, which may in turn have a material adverse effect on our results of operations and financial condition.

We may be affected by the currency peg system in Hong Kong.

        Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

Increases in labor costs may adversely affect our business and results of operations.

        The economy in Hong Kong and globally has experienced general increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong and certain other regions are expected to continue to increase. In addition, we are required by Hong Kong laws and regulations to pay various statutory employee benefits, including mandatory provident fund to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to fines and other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increasing labor costs, our financial condition and results of operations may be adversely affected.

We may incur losses or experience disruption of our operations as a result of unforeseen or catastrophic events, including the emergence of a pandemic, terrorist attacks, or natural disasters.

        Our business could be materially and adversely affected by catastrophic events or other business continuity problems, such as natural or man-made disasters, pandemics, war, riots, terrorist attacks, or other public safety concerns. If we were to experience a natural or man-made disaster, disruption due to political unrest, or disruption involving electronic communications or other services used by us or third parties with which we conduct business, our operations will partially depend on the availability of our people and office facilities and the proper functioning of our computer, software, telecommunications, transaction processing, and other related systems. A disaster or a disruption in the infrastructure that supports our businesses, a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, or a disruption that directly affects our headquarters, could have a material adverse impact on our ability to continue to operate our business without interruption. Our business could also be adversely affected if our employees are affected by pandemics. In addition, our results of operations could be adversely affected to the extent that any pandemic harms the Chinese or Hong Kong economy in general. The incidence and severity of disasters or other business continuity problems are unpredictable, and our inability to timely and successfully recover could materially disrupt our businesses and cause material financial loss, regulatory actions, reputational harm, or legal liability.

Risks Relating to the Restructuring and Our Relationship with the Controlling Shareholder

We have no experience operating as a stand-alone public company.

        AMTD International Inc. was incorporated in February 2019 as a wholly-owned subsidiary of our Controlling Shareholder. We have no experience conducting our operations as a stand-alone public company. Prior to this offering, our Controlling Shareholder has provided us with financial, administrative, human resources, and legal services, and also has provided us with the services of a number of its executives and employees. After we become a stand-alone public company, we expect our Controlling Shareholder to continue to provide us with certain support services, but to the extent our Controlling Shareholder does not continue to provide us with such support, we will need to create our own support system. We may encounter operational, administrative, and strategic difficulties as we adjust to operating as a stand-alone public company. This may cause us to react more slowly than our competitors to industry changes and may divert our management's attention from running our business or otherwise harm our operations.

        In addition, since we are becoming a public company, our management team will need to develop the expertise necessary to comply with the numerous regulatory and other requirements applicable to public companies, including requirements relating to corporate governance, listing standards and securities and investor relationships issues. As a stand-alone public company, our management will have to evaluate our internal controls system with new thresholds of materiality, and to implement necessary changes to our internal controls system. We cannot guarantee that we will be able to do so in a timely and effective manner.

Our financial information included in this prospectus may not be representative of our financial condition and results of operations if we had been operating as a stand-alone company.

        Prior to our establishment, the operations of our investment banking, asset management, and strategic investments businesses were carried out by companies owned or controlled by our Controlling Shareholder. For all periods presented, our consolidated financial statements include all assets, liabilities, revenues, expenses, and cash flows that were directly attributable to our investment banking, asset management, and strategic investment businesses whether held or incurred by our Controlling Shareholder or by us. Only those assets and liabilities that are specifically identifiable to our businesses are included in our consolidated statements of financial position. With respect to costs of operations of the investment banking, asset management, and strategic investment businesses, an allocation of certain costs and expenses of our Controlling Shareholder were also included. These allocations were made using a proportional cost allocation method by considering the proportion of revenues and actual usage metrics, among other things attributable to us. We made numerous estimates, assumptions, and allocations in our historical financial statements because our Controlling Shareholder did not account for us, and we did not operate as a stand-alone company for any period prior to the completion of this offering. Although our management believes the assumptions underlying our financial statements and the above allocations are reasonable, our financial statements may not necessarily reflect our results of operations, financial position, and cash flows as if we operated as a stand-alone public company during the periods presented. See "Corporate History and Structure—Our Relationship with the Controlling Shareholder" for our arrangements with our Controlling Shareholder and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the notes to our consolidated financial statements included elsewhere in this prospectus for our historical cost allocation. In addition, upon becoming a stand-alone public company, we will gradually establish our own financial, administrative, and other support systems to replace our Controlling Shareholder's systems, the cost of which could be significantly different from cost allocation with our Controlling Shareholder for the same services. In addition, our consolidated financial statements for the two years ended December 31, 2018 and the three months ended March 31, 2019 are the first consolidated financial statements that we have prepared in accordance with IFRS. Therefore, you should not view our historical results as indicators of our future performance.

We may not continue to receive the same level of support from our Controlling Shareholder.

        We have benefitted significantly from our Controlling Shareholder's strong market position and brand recognition, as well as its expertise in investment banking, asset management, and strategic investment businesses. Although we expect to enter into a series of agreements with our Controlling Shareholder relating to our ongoing business operations and service arrangements with our Controlling Shareholder, we cannot assure you we will continue to receive the same level of support from our Controlling Shareholder after we become a stand-alone public company. Our current clients may react negatively to our restructuring. This effort may not be successful, which could materially and adversely affect our business.

Our agreements with our Controlling Shareholder may be less favorable to us than similar agreements negotiated between unaffiliated third parties. In particular, our non-competition agreement with our Controlling Shareholder limits the scope of business that we are allowed to conduct.

        We expect to enter into a series of agreements with our Controlling Shareholder and the terms of such agreements may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. In particular, under the non-competition agreement we expect to enter into with our Controlling Shareholder, we agree during the non-competition period (which will end on the later of (1) [two] years after the first date when our Controlling Shareholder ceases to own in aggregate at least 20% of the voting power of our then outstanding securities and (2) the [fifth] anniversary of the completion of this offering) not to compete with our Controlling Shareholder in the businesses currently conducted by our Controlling Shareholder, except that we may (i) continue to provide to our existing individual clients investment banking and asset management products and services, and (ii) own non-controlling equity interest in any company competing with our Controlling Shareholder. Such contractual limitations significantly affect our ability to diversify our revenue sources and may materially and adversely impact our business and prospects should the growth of our businesses slow down. In addition, pursuant to our master transaction agreement with our Controlling Shareholder, we have agreed to indemnify our Controlling Shareholder for liabilities arising from litigation and other contingencies related to our business and assumed these liabilities as part of our restructuring. The allocation of assets and liabilities between our Controlling Shareholder and our company may not reflect the allocation that would have been reached by two unaffiliated parties. Moreover, so long as our Controlling Shareholder continues to control us, we may not be able to bring a legal claim against our Controlling Shareholder in the event of contractual breach, notwithstanding our contractual rights under the agreements described above and other inter-company agreements entered into from time to time.

Upon the completion of this offering, we will be a "controlled company" within the meaning of [Nasdaq Stock Market Rules/NYSE Listed Company Manual] and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

        Upon the completion of this offering, our Controlling Shareholder will continue to control a majority of the voting power of our issued outstanding ordinary shares. As a result, we will be a "controlled company" within the meaning of the [Nasdaq Stock Market Rules/NYSE Listed Company Manual]. Under these rules, a listed company of which more than 50% of the voting power for the election of directors is held by an individual, group, or another company is a "controlled company" and will be permitted to elect not to comply with certain corporate governance requirements, including the requirement that a majority of the board of directors consist of independent directors, the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors, and the requirement that we have a compensation committee that is composed entirely of independent directors. As we may intend to rely on some or all of the exemptions available to issuers like us, our shareholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the [New York Stock Exchange/Nasdaq Stock Market].

We may have conflicts of interest with our Controlling Shareholder and, because of our Controlling Shareholder's controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.

        Immediately upon the completion of this offering, our Controlling Shareholder will beneficially own        % of our outstanding ordinary shares, representing        % of our total voting power, assuming the underwriters do not exercise their over-allotment option. Accordingly, our Controlling Shareholder will continue to be our controlling shareholder immediately upon the completion of this offering and may have significant influence in determining the outcome of any corporate actions or other matters that require shareholder approval, such as mergers, consolidations, change of our name, and amendments of our memorandum and articles of association.

        The concentration of ownership and voting power may cause transactions to occur in a way that may not be beneficial to you as a holder of our ADSs and may prevent us from doing transactions that would be beneficial to you. Conflicts of interest may arise between our Controlling Shareholder and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

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  Indemnification arrangements with our Controlling Shareholder.  We expect to enter into a master transaction agreement under which we agree to indemnify our Controlling Shareholder with respect to lawsuits and other matters relating to our investment banking and asset management businesses, including operations of those businesses when it was a private company and a subsidiary of our Controlling Shareholder. These indemnification arrangements could result in our having interests that are adverse to those of our Controlling Shareholder, for example, with respect to settlement arrangements in litigation. In addition, under these arrangements, we expect to agree to reimburse our Controlling Shareholder for liabilities incurred (including legal defense costs) in connection with any litigation, while our Controlling Shareholder will be the party prosecuting or defending the litigation.

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  Non-competition arrangements with our Controlling Shareholder.  We expect to enter into a non-competition agreement under which our Controlling Shareholder agrees not to compete with us in our investment banking and asset management businesses that are both primarily targeting institutional and corporate clients, except for owning non-controlling equity interest in any company competing with us. We expect to agree not to compete with our Controlling Shareholder in businesses currently conducted by our Controlling Shareholder, except that we may (i) continue to provide investment banking and asset management products and services to our existing individual clients, and (ii) own non-controlling equity interests in any company competing with our Controlling Shareholder.

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  Employee recruiting and retention.  Because both we and our Controlling Shareholder are engaged in financial service-related businesses in Hong Kong, we may compete with our Controlling Shareholder in the hiring of new employees. We expect to enter into a non-competition agreement and have a non-solicitation arrangement with our Controlling Shareholder that restricts us and our Controlling Shareholder from hiring any of each other's employees.

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  Our board members or executive officers may have conflicts of interest.  Our chairman of the board and chief executive officer, Calvin Choi, is also the chairman of the board and the chief executive officer of our Controlling Shareholder. Our director and chief financial officer, Philip Yau, is also a director and the chief financial officer of our Controlling Shareholder. Three of our other directors also serve as directors of our Controlling Shareholder, and one of our officers serves important positions with our Controlling Shareholder. As a result, they may not have sufficient capacity to perform their duties in our company. These overlapping relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for our Controlling Shareholder and us.

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  Sale of shares or assets in our company.  Upon expiration of the lock-up period and subject certain restrictions under relevant securities laws and stock exchange rules, as well as other relevant restrictions, our Controlling Shareholder may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. In addition, our Controlling Shareholder may decide, or be obligated under any of its applicable debt covenant, to sell all or a portion of our shares or our assets in the event of default of our Controlling Shareholder or any of its controlling shareholders under any applicable debt or other obligations or otherwise becomes insolvent. Such a sale of our shares or our assets could be contrary to the interests of our employees or our other shareholders. In addition, our Controlling Shareholder may also discourage, delay, or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

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  Allocation of business opportunities.  Business opportunities may arise that both we and our Controlling Shareholder find attractive, and which would complement our respective businesses. Although we expect to enter into a master transaction agreement under which our Controlling Shareholder agrees not to pursue investment opportunities without first presenting them to us, our Controlling Shareholder may discourage, delay, or prevent a profitable investment opportunity before our board of directors or shareholders and subsequently decide to pursue investment opportunities or take business opportunities for itself, which would prevent us from taking advantage of those opportunities. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering.

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  Developing business relationships with our Controlling Shareholder's competitors.  So long as our Controlling Shareholder remains as our controlling shareholder, we may be limited in our ability to do business with its competitors, such as other insurance brokerage companies. This may limit our ability to market our services for the best interests of our company and our other shareholders.

        Although our company is becoming a stand-alone public company, we expect to operate, for as long as our Controlling Shareholder is our controlling shareholder, as an affiliate of our Controlling Shareholder. Our Controlling Shareholder may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, including our company. These decisions may be different from the decision that we would have made on our own. Our Controlling Shareholder's decisions with respect to us or our business may be resolved in ways that favor our Controlling Shareholder and therefore our Controlling Shareholder's own shareholders, which may not coincide with the interests of our other shareholders. We may not be able to resolve any potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with a non-controlling shareholder. Even if both parties seek to transact business on terms intended to approximate those that could have been achieved among unaffiliated parties, this may not succeed in practice.

Risks Relating to Our ADSs and this Offering

There has been no public market for our shares or our ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

        Prior to this offering, there has been no public market for our ADSs or our ordinary shares underlying the ADSs. Although we have applied to have our ADSs listed on the [New York Stock Exchange/Nasdaq Global Market], we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price of our ADSs may decline and the liquidity of our ADSs may decrease significantly.

        The initial public offering price for our ADSs will be determined by negotiation between us and the underwriters based on several factors, and we cannot assure you that the price at which the ADSs are traded after this offering will not decline below the initial public offering price. As a result, investors in our ADSs may experience a significant decrease in the value of their ADSs due to insufficient or a lack of market liquidity of our ADSs.

The trading price of our ADSs may be volatile, which could result in substantial losses to you.

        The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Hong Kong and Chinese companies' securities after their offerings may affect the attitudes of investors towards Hong Kong-based, U.S.-listed companies, which consequently may affect the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and Chinese companies may also negatively affect the attitudes of investors towards Hong Kong and Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our ADSs.

        In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

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  regulatory developments affecting us or our industry;

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  variations in our revenue, profit, and cash flow;

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  changes in the economic performance or market valuations of other financial services firms;

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  actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

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  changes in financial estimates by securities research analysts;

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  detrimental negative publicity about us, our services, our officers, directors, Controlling Shareholder, or our industry;

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  announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

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  additions to or departures of our senior management;

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  litigation or regulatory proceedings involving us, our officers, directors, or Controlling Shareholders;

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  negative publicity on our direct and indirect shareholders;

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  release or expiry of lock-up or other transfer restrictions on our outstanding shares or our ADSs; and

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  sales or perceived potential sales of additional ordinary shares or ADSs.

        Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

        In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

        The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale of substantial amounts of our ADSs in the public market could adversely affect their market price.

        Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be                ADSs (equivalent to                Class A ordinary shares) outstanding immediately after this offering, or                ADSs (equivalent to                Class A ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full. In connection with this offering, we, our officers, directors, and existing shareholders [have agreed] not to sell any of our ordinary shares or our ADSs or are otherwise subject to similar lockup restrictions for 180 days after the date of this prospectus without the prior written consent of [the representatives of the underwriters], subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See "Underwriting" and "Shares Eligible for Future Sale" for a more detailed description of the restrictions on selling our securities after this offering.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

        Under our dual-class share structure, our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class B ordinary shares will be entitled to twenty votes per share, subject to certain conditions, while holders of Class A ordinary shares will be entitled to one vote per share based on our dual-class share structure. We will sell ADS representing Class A ordinary shares in this offering. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment, or disposition of any Class B ordinary shares by a holder thereof to any person other than our chairman of the board of directors and chief executive officer, Calvin Choi, or any other person or entity designated by Mr. Choi, such Class B ordinary shares are automatically and immediately converted into an equal number of Class A ordinary shares.

        As of the date of this prospectus, our Controlling Shareholder beneficially owns all of our issued and outstanding Class B ordinary shares. These Class B ordinary shares will constitute approximately

% of our total issued and outstanding ordinary shares immediately after the completion of this offering and        % of the aggregate voting power of our total issued and outstanding ordinary shares due to the disparate voting powers associated with our dual-class share structure, assuming that the underwriters do not exercise their over-allotment option. See "Principal Shareholders." As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

        S&P Dow Jones and FTSE Russell have recently announced changes to their eligibility criteria for inclusion of shares of public companies in certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class capital structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our ADSs for return on your investment.

        Although we currently intend to distribute dividends in the future, the amount, timing, and whether or not we actually distribute dividends at all is entirely at the discretion of our board of directors.

        Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under the Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. We cannot assure you that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Because our initial public offering price is substantially higher than our pro forma net tangible book value per share, you will experience immediate and substantial dilution.

        If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$            per ADS (assuming that the underwriters do not exercise their over-allotment option), representing the difference between (i) our pro forma net tangible book value per ADS of US$            as of            , 2019, after giving effect to this offering, and (ii) the assumed initial public offering price per share of US$            per ADS (the midpoint of the estimated initial public offering price range set forth on the front cover page of this prospectus). In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. Substantially all of the ordinary shares issuable upon the exercise of currently outstanding share options will be issued at a purchase price on a per ADS basis that is less than the initial public offering price per ADS in this offering. See "Dilution" for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

The voting rights of holders of our ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Class A ordinary shares represented by your ADSs are voted.

        Holders of our ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights that are carried by the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our currently effective memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven (7) days.

        When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the Class A ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our currently effective memorandum and articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least            days' prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the Class A ordinary shares underlying your ADSs are voted and you may have no legal remedy if the Class A ordinary shares underlying your ADSs are not voted as you requested.

The depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs if you do not give voting instructions to the depositary to direct how the Class A ordinary shares underlying your ADSs are voted, except in limited circumstances, which could adversely affect your interests.

        Under the deposit agreement for the ADSs, if you do not give voting instructions to the depositary to direct how the Class A ordinary shares underlying your ADSs are voted, the depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at shareholders' meetings unless:

  •
  we have failed to timely provide the depositary with notice of meeting and related voting materials;

  •
  we have instructed the depositary that we do not wish a discretionary proxy to be given;

  •
  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

  •
  a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

  •
  the voting at the meeting is to be made on a show of hands.

        The effect of this discretionary proxy is that if you do not give voting instructions to the depositary to direct how the Class A ordinary shares underlying your ADSs are voted, you cannot prevent the Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

        We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirement is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from the registration requirement under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

        The depositary will pay cash distributions on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities. To the extent that there is a distribution, the depositary has agreed to pay you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

We and the depository are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, and we may terminate the deposit agreement, without the prior consent of the ADS holders.

        We and the depository are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment are disadvantageous to ADS holders, ADS holders will only receive 30 days' advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility will terminate, ADS holders will receive at least 90 days' prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying Class A ordinary shares, but will have no right to any compensation whatsoever.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

        The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim that they may have against us or the depositary arising out of or relating to our ordinary shares, our ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

        If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and our ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

        If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or our ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

        Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

You may be subject to limitations on transfer of your ADSs.

        Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

        We are a company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers and the experts named in this prospectus reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Hong Kong, or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and Hong Kong, see "Enforceability of Civil Liabilities."

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

        We are a company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under the Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, the Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

        Shareholders of Cayman Islands companies like us have no general rights under the Cayman Islands law to inspect corporate records, other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies. Our directors have discretion under our currently effective memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

        Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practice with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

        As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors, or our Controlling Shareholder than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see "Description of Share Capital—Differences in Corporate Law."

Our currently effective memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders' opportunity to sell their shares, including Class A ordinary shares represented by the ADSs, at a premium.

        Our currently effective memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and our ADSs may be materially and adversely affected.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

        Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

  •
  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

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  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

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  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

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  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

        We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the [New York Stock Exchange/Nasdaq Global Market]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [NYSE/Nasdaq] listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the [NYSE/Nasdaq] listing standards.

        As a Cayman Islands company to be listed on the [New York Stock Exchange/Nasdaq Global Market], we are subject to the [NYSE/Nasdaq] listing standards. However, the [NYSE/Nasdaq] rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the [NYSE/Nasdaq] listing standards. Currently, we do not plan to rely on home country practices with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the [NYSE/Nasdaq] listing standards applicable to U.S. domestic issuers.

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

        As of March 31, 2019, we had HK$129.1 million (US$16.4 million) in cash and cash equivalents. Taking into account the total US$47.0 million raised by us in private placements in April and May 2019, we expect our cash and cash equivalents immediately after the completion of this offering to be HK$             (US$            ), based upon an assumed initial public offering price of US$            per ADS, which is the midpoint of the estimated initial public offering price range set forth on the front cover page of this prospectus. We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that will improve our results of operations or increase the ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in the ADSs or ordinary shares to significant adverse United States income tax consequences.

        We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of "passive" income, or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the "asset test"). Based upon our current and expected income and assets, including goodwill and (taking into account the expected proceeds from this offering) the value of the assets held by our strategic investment business, the expected proceeds from this offering as well as projections as to the market price of our ADSs immediately following the completion of this offering, we do not presently expect to be classified as a PFIC for the current taxable year and or the foreseeable future.

        While we do not expect to be a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC classification for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income, including the relative amounts of income generated by and the value of assets of our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

        If we are a PFIC in any taxable year, a U.S. Holder (as defined in "Taxation—United States Federal Income Tax Considerations") may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of distributions on our ADSs or ordinary shares to the extent such gain or distribution is treated as an "excess distribution" under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or our ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or our ordinary shares. For more information see "Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules."

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company.

        Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and the rules subsequently implemented by the SEC and the [New York Stock Exchange/Nasdaq Global Market] detailed requirements concerning corporate governance practices of public companies. As a company with less than US$1.07 billion in net revenues for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2012 relating to internal controls over financial reporting.

        We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an "emerging growth company," we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. Our management will be required to devote substantial time and attention to our public company reporting obligations and other compliance matters. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
AND INDUSTRY DATA

        This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

        You can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "likely to," or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

  •
  our goals and strategies;

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  our future business development, financial condition and results of operations;

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  the trends in, expected growth and market size of the financial services industry in Hong Kong;

  •
  expected changes in our revenues, costs or expenditures;

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  our expectations regarding demand for and market acceptance of our products and services;

  •
  competition in our industry;

  •
  our proposed use of proceeds;

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  government policies and regulations relating to our industry; and

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  general economic and business conditions in the markets we have businesses.

        You should read this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

        You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        This prospectus contains certain data and information that we obtained from industry publications and reports generated by third-party providers of market intelligence. We have not independently verified the accuracy or completeness of the data and information contained in these publications and reports. Statistical data in these publications also include projections based on a number of assumptions. The financial services industry may not grow at the rate projected by market data, or at all. Failure of these markets to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs. If any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately US$             million, or approximately US$             million if the underwriters exercise their over-allotment option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$            per ADS, which is the midpoint of the estimated initial public offering price range set forth on the front cover page of this prospectus. A US$1.00 change in the assumed initial public offering price of $            per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease the net proceeds to us from this offering by US$             million, or approximately US$             million if the underwriters exercise their over-allotment option to purchase additional ADSs in full, assuming the sale of            ADSs at US$            per ADS, the mid-point of the estimated initial public offering price range set forth on the front cover page of this prospectus and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

        The primary purposes of this offering are to enhance our brand recognition, create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with potential equity incentives, and obtain additional capital. We intend to use the net proceeds that we receive from this offering as follows:

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  approximately 35% to invest in our business expansion, which may include setting up new subsidiaries and applying for new business licenses in other jurisdictions to provide global and more comprehensive financial services and solutions to our clients, although we have not decided on any particular locations for such plan as of the date of this prospectus;

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  approximately 25% for potential acquisitions of, and investments in, complementary businesses, although we do not have specific targets or commitments for such plan as of the date of this prospectus; and

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  the remainder for general corporate purposes, which may include working capital needs, branding and marketing activities, upgrading technology infrastructure, and other general administrative matters.

        The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the net proceeds of this offering differently than as described in this prospectus. See "Risk Factors—Risks Relating to Our ADSs and This Offering—We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree."

        Pending any use as described above, we plan to invest the net proceeds that we receive from this offering in short-term, interest-bearing, debt instruments or demand deposits.

 DIVIDEND POLICY

        Although we intend to distribute dividends in the future, the amount, timing, and whether or not we actually distribute dividends at all is at the discretion of our board of directors.

        We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in Hong Kong for our cash requirements, including any payment of dividends to our shareholders.

        Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under the Cayman Islands law, a Cayman Islands company may pay a dividend either out of profit or share premium account, provided that in no circumstances may a dividend be paid if the dividend payment would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant.

        If we pay any dividends on our ordinary shares, we will pay those dividends that are payable in respect of the ordinary shares underlying our ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American Depositary Shares." Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

 CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2019:

  •
  on an actual basis; and

  •
  on an as-adjusted basis to reflect the issuance and sale of            Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$            per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option to purchase additional ADSs in full.

        You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of March 31, 2019
	Actual		As Adjusted(1)
	HK$	US$	HK$	US$
	(in thousands)
Equity
Share capital	157	20
Retained profits	1,660,420	211,524
Capital reserve	1,748,034	222,685

Total Capitalization(2)	3,408,611	434,229

Notes:

(1)
The as adjusted information discussed above is illustrative only. Our total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)
A US$1.00 change in the assumed initial public offering price of US$            per ADS, the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus, would, in the case of an increase, increase and, in the case of a decrease, decrease total capitalization by US$            million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

        In March 2019, we issued a warrant to Value Partners Greater China High Yield Income Fund, or Value Partners, for an aggregate consideration of US$2 million. Value Partners is entitled to exercise, in full or in part, the warrant to purchase our Class A ordinary shares in a period until ten days before we file a registration statement publicly under the Securities Act for an initial public offering. The maximum value of the Class A ordinary shares Value Partners is entitled to purchase by exercising the warrant is US$10.0 million and the number of the Class A ordinary shares Value Partners can purchase is calculated based on a pre-money valuation of our company at US$1.2 billion. In April 2019, Value Partners exercised the warrant in full and settled the exercise price of US$10 million, and we issued 1,666,666 Class A ordinary shares to Value Partners. The table above does not reflect the issuance of the Class A ordinary shares upon the exercise of the warrant by Value Partners.

        In April and May 2019, we issued an aggregate of 7,225,147 Class A ordinary shares in a series of transactions to 12 investors for an aggregate consideration of US$47.0 million. The table above does not reflect these issuances of Class A ordinary shares. For further details of these issuances of Class A ordinary shares, see "Description of Share Capital—History of Securities Issuances."

 DILUTION

        If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

        Our net tangible book value as of March 31, 2019 was approximately US$            , or US$            per ordinary share and US$            per ADS as of the same date. Net tangible book value represents the amount of our total combined tangible assets, less the amount of our total combined liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$            per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Because the Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all issued and outstanding ordinary shares, including Class A ordinary shares and Class B ordinary shares.

        Without taking into account any other changes in such net tangible book value after March 31, 2019, other than to give effect to our issuance and sale of            ADSs in this offering at an assumed initial public offering price of US$            per ADS, the midpoint of the estimated public offering price range, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised by the underwriters), our as adjusted net tangible book value as of March 31, 2019 would have been US$            , or US$            per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, and US$            per ADS. This represents an immediate increase in net tangible book value of US$            per ordinary share, or US$            per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$            per ordinary share, or US$            per ADS, to investors purchasing ADSs in this offering. The following table illustrates such dilution :

	Per Ordinary Share	Per ADS
Assumed initial public offering price	US$	US$
Net tangible book value as of March 31, 2019	US$	US$
As adjusted net tangible book value after giving effect to this offering, as of March 31, 2019	US$	US$
Amount of dilution in net tangible book value to new investors in the offering	US$	US$

        A US$1.00 change in the assumed initial public offering price of US$            per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our as adjusted net tangible book value after giving effect to the offering by US$             million, the as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$            per ordinary share and US$            per ADS and the dilution in as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$            per ordinary share and US$            per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        The following table summarizes, on an adjusted basis as of March 31, 2019, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADS or ordinary shares) purchased from us, the total consideration paid, and the average price per ordinary share and per ADS paid before deducting estimated underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include Class A ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters to purchase additional ADSs.

	Ordinary Shares Purchased		Total Consideration
					Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders
New investors

Total

        The as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

 ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

        We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws than the United States and provides less protection for investors. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

        Substantially all of our assets are located outside the United States. In addition, all of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

        We have appointed            as our agent to receive service of process with respect to any action brought against us in the U.S. District Court for the Southern District of New York in connection with this offering under the federal securities laws of the United States or the securities laws of any State in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York in connection with this offering under the securities laws of the State of New York.

        Appleby, our counsel as to the laws of the Cayman Islands has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

        Appleby has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment in personam obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a competent foreign court with jurisdiction to give the judgment, (b) imposes a specific positive obligation on the judgment debtor (such as an obligation to pay a liquidated sum or perform a specified obligation), (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty; (e) has not been obtained by fraud; and (f) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Hong Kong

        Justin Chow & Co. Solicitors LLP, our counsel with respect to Hong Kong law, has advised us that judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a "competent" court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

CORPORATE HISTORY AND STRUCTURE

Corporate History

        In January 2003, AMTD Group Company Limited (formerly known as Allday Enterprises Limited), our Controlling Shareholder, was founded by CK Hutchison Holdings Limited (SEHK: 0001) under the laws of the British Virgin Islands to provide financial services. Subsequently in 2015, L.R. Capital Financial Holdings Limited became the controlling shareholder of AMTD Group Company Limited, and in the same year, we commenced our current investment banking, asset management, and strategic investment businesses. In February 2019, AMTD International Inc. was incorporated under the laws of the Cayman Islands initially as a wholly-owned subsidiary of our Controlling Shareholder, which became the holding company of our businesses following the completion of a restructuring in April 2019. For further details, see "—Restructuring."

Restructuring

        From February to April 2019, we carried out a restructuring to carve out our investment banking, asset management, and strategic investment businesses from our Controlling Shareholder.

        In February 2019, AMTD International Inc. was incorporated under the laws of the Cayman Islands as a wholly-owned subsidiary of our Controlling Shareholder.

        With respect to our strategic investment business, we incorporated AMTD Investment Inc. under the laws of the Cayman Islands as a wholly-owned subsidiary of AMTD International Inc. in February 2019, and injected assets relating to certain strategic investments into AMTD Investment Inc. in March 2019, as a result of which AMTD Strategic Investment Limited, AMTD Investment Solutions Group Limited, AMTD Overseas Limited, and AMTD Fintech Investment Limited became wholly-owned subsidiaries of AMTD Investment Inc. With respect to our investment banking and asset management businesses, we submitted an application to the HKSFC in February 2019 for AMTD International Inc. to own 100% of the shares in AMTD International Holding Group Limited, which is the parent of AMTD Securities Limited, AMTD Global Markets Limited, and Asia Alternative Asset Partners Limited.

        In March 2019, we incorporated AMTD Strategic Investment (BVI) Limited, AMTD Investment Solutions Group (BVI) Limited, AMTD Overseas (BVI) Limited, and AMTD Fintech Investment (BVI) Limited under the laws of the British Virgin Islands as wholly-owned subsidiaries of AMTD Investment Inc. and as the holding companies of AMTD Strategic Investment Limited, AMTD Investment Solutions Group Limited, AMTD Overseas Limited, and AMTD Fintech Investment Limited, respectively.

        In April 2019, the HKSFC approved our application and we completed our restructuring. As a result, AMTD International Inc. became the holding company of our businesses.

Financing

        In April and May 2019, we issued an aggregate of 7,225,147 Class A ordinary shares in a series of transactions to 12 investors for an aggregate consideration of US$47.0 million. For further details of these issuances of Class A ordinary shares, see "Description of Share Capital—History of Securities Issuances."

Corporate Structure

        The following diagram illustrates AMTD International Inc. and its subsidiaries in our corporate structure as of the date of this prospectus.

Our Subsidiaries

Investment Banking and Asset Management

        AMTD International Holding Group Limited is our holding company for the investment banking and asset management businesses. We currently provide investment banking services and asset management services primarily through AMTD Global Markets Limited, which is an HKSFC-licensed company and an indirectly wholly-owned subsidiary of AMTD International Holding Group Limited.

        In addition, we have two companies under our investment banking and asset management businesses: (i) Asia Alternative Asset Partners Limited, an HKSFC-licensed company, and (ii) AMTD Securities Limited, an intermediate holding company.

        AMTD Global Markets Limited.    AMTD Global Markets Limited was incorporated in December 2002 in Hong Kong under the name of Joyful Crown Development Limited. We changed its name to AMTD Financial Planning Limited in January 2003. In January 2003, AMTD Group Company Limited, through acquisition of entire share capital, became the sole shareholder of AMTD Financial Planning Limited. In December 2014, AMTD Financial Planning Limited changed its name to AMTD Asset Management Limited. In January 2018, AMTD Asset Management Limited changed its name to AMTD Global Markets Limited, the current name in use. AMTD Global Markets Limited currently holds Type 1 license, Type 2 license, Type 4 license, Type 6 license, and Type 9 license granted by the HKSFC to provide services under the Securities and Futures Ordinance (Cap. 571) of Hong Kong. AMTD Global Markets Limited is also a principal intermediary licensed with the Mandatory Provident Fund Schemes Authority in Hong Kong and a member of the Hong Kong Confederation of Insurance Brokers. For further details, see "Regulation—Licensing Regime Under the HKSFO."

        AMTD International Holding Group Limited and AMTD Securities Limited.    In June 2011, we incorporated AMTD Asset Management Limited and AMTD Securities Limited under the laws of Hong Kong as holding companies of AMTD Global Markets Limited. In December 2014, AMTD Asset Management Limited changed its name to AMTD Financial Planning Limited and, in March 2019, to AMTD International Holding Group Limited, the current name in use.

        Asia Alternative Asset Partners Limited.    In April 2016, AMTD Global Markets Limited acquired a 100% stake in Asia Alternative Asset Partners Limited, a company incorporated in Hong Kong in March 2003 under the name of Blooming Cape Limited. Blooming Cape Limited later changed its name to Harcourt Advisory Services Limited in July 2003 and changed its name again to the current name in use in February 2007. Asia Alternative Asset Partners Limited currently holds Type 1 license, Type 4 license and Type 9 license granted by the HKSFC. For further details, see "Regulation—Licensing Regime Under the HKSFO."

Strategic Investment

        AMTD Investment Inc. is our holding company for the strategic investment business. We currently hold our strategic investments through (i) AMTD Investment Solutions Group Limited, (ii) AMTD Strategic Investment Limited, (iii) AMTD Overseas Limited, and (iv) AMTD Fintech Investment Limited.

        In addition, AMTD Investment Solutions Group (BVI) Limited, AMTD Strategic Investment (BVI) Limited, AMTD Overseas (BVI) Limited, and AMTD Fintech Investment (BVI) Limited were incorporated in March 2019 as wholly-owned subsidiaries of AMTD Investment Inc. and as intermediate holding companies of AMTD Strategic Investment Limited, AMTD Investment Solutions Group Limited, AMTD Overseas Limited, and AMTD Fintech Investment Limited, respectively.

        AMTD Investment Solutions Group Limited and AMTD Strategic Investment Limited.    In July 2016, AMTD Investment Solutions Group Limited was incorporated under the laws of Hong Kong to hold certain investments. In June 2017, we incorporated another subsidiary, AMTD Strategic Investment Limited, under the laws of Hong Kong to hold certain investments.

        AMTD Overseas Limited and AMTD Fintech Investment Limited.    In December 2016, AMTD Overseas Limited, formerly known as AMTD Europe Holdings Limited, was incorporated under the laws of Hong Kong to hold certain investments. In August 2018, AMTD Fintech Investment Limited was incorporated under the laws of Hong Kong to hold certain investments.

        The following table sets forth the name change history and licenses held by our company and subsidiaries.

Entity Name	Name Change History	Licenses
AMTD International Inc. (incorporated in the Cayman Islands)	• AMTD Inc. (incorporated on February 4, 2019)	—
• AMTD International Inc. (renamed on February 13, 2019)
AMTD International Holding Group Limited (incorporated in Hong Kong)	• AMTD Asset Management Limited (incorporated on June 1, 2011)	—
• AMTD Financial Planning Limited (renamed on December 31, 2014)
• AMTD International Holding Group Limited (renamed on March 14, 2019)
AMTD Securities Limited (incorporated in Hong Kong)	AMTD Securities Limited (incorporated on June 1, 2011)	—
AMTD Global Markets Limited (incorporated in Hong Kong)	• Joyful Crown Development Limited (incorporated on December 13, 2002)	• Membership of The Hong Kong Confederation of Insurance Brokers (obtained on April 22, 2003)
	• AMTD Financial Planning Limited (renamed on January 24, 2003)	• HKSFC Type 4 regulated activities (obtained on December 3, 2004)
	• AMTD Asset Management Limited (renamed on December 31, 2014)	• Mandatory Provident Fund Principal Intermediary (registered on May 14, 2008)
	• AMTD Global Markets Limited (renamed on January 15, 2018)	• HKSFC Type 1 regulated activities (obtained on October 13, 2008)
• HKSFC Type 9 regulated activities (obtained on July 22, 2011)
• HKSFC Type 2 regulated activities (obtained on March 24, 2016)
• HKSFC Type 6 regulated activities (obtained on September 19, 2016)
Asia Alternative Asset Partners Limited (incorporated in Hong Kong)	• Blooming Cape Limited (incorporated on March 18, 2003) • Harcourt Advisory Services Limited (renamed on July 23, 2003) • Asia Alternative Asset Partners Limited (renamed on February 8, 2007)	• HKSFC Types 4 and 9 regulated activities (obtained on January 11, 2005) • HKSFC Type 1 regulated activities (obtained on June 29, 2007)
AMTD Investment Inc. (incorporated in the Cayman Islands)	• AMTD Investment Inc (incorporated on February 8, 2019)	—
• AMTD Investment Inc. (renamed on March 7, 2019)
AMTD Investment Solutions Group Limited (incorporated in Hong Kong)	AMTD Investment Solutions Group Limited (incorporated on July 28, 2016)	—
AMTD Overseas Limited (incorporated in Hong Kong)	• AMTD Europe Holdings Limited (incorporated on December 16, 2016)	—
• AMTD Overseas Limited (renamed on March 15, 2018)
AMTD Strategic Investment Limited (incorporated in Hong Kong)	AMTD Strategic Investment Limited (incorporated on June 26, 2017)	—
AMTD Fintech Investment Limited (incorporated in Hong Kong)	AMTD Fintech Investment Limited (incorporated on August 31, 2018)	—
AMTD Investment Solutions Group (BVI) Limited (incorporated in the British Virgin Islands)	AMTD Investment Solutions Group (BVI) Limited (incorporated on March 13, 2019)	—
AMTD Overseas (BVI) Limited (incorporated in the British Virgin Islands)	AMTD Overseas (BVI) Limited (incorporated on March 12, 2019)	—
AMTD Strategic Investment (BVI) Limited (incorporated in the British Virgin Islands)	AMTD Strategic Investment (BVI) Limited (incorporated on March 14, 2019)	—
AMTD Fintech Investment (BVI) Limited (incorporated in the British Virgin Islands)	AMTD Fintech Investment (BVI) Limited (incorporated on March 13, 2019)	—

Our Relationship with the Controlling Shareholder

        As of the date of this prospectus, our company is 95.7%-owned by our Controlling Shareholder. Historically, our Controlling Shareholder has provided us with business premises, financial, accounting, administrative, legal, and human resources services, as well as the services of a number of its executive officers and other employees, the costs of which were allocated to us based on actual usage or proportion of revenues and infrastructure usage attributable to our business, among other things. We have begun to invest in our own financial, accounting, and legal functions separate from those of our Controlling Shareholder, and we will further establish other support systems of our own or contract with third parties to provide them to us after we become a stand-alone public company. We expect to enter into agreements with our Controlling Shareholder with respect to our ongoing relationship [prior to this offering]. These agreements include a master transaction agreement, a transitional services agreement, and a non-competition agreement. The following are summaries of these agreements that we expect to enter into with our Controlling Shareholder.

Master Transaction Agreement

        Pursuant to the master transaction agreement, we are responsible for all financial liabilities associated with the current and historical investment banking, asset management, and strategic investment businesses and operations that have been conducted by or transferred to us, and our Controlling Shareholder is responsible for financial liabilities associated with all of our Controlling Shareholder's other current and historical businesses and operations, in each case regardless of the time those liabilities arise. The master transaction agreement also contains indemnification provisions under which we and our Controlling Shareholder indemnify each other with respect to breaches of the master transaction agreement or any related inter-company agreement.

        In addition, we agree to indemnify our Controlling Shareholder, its subsidiaries and each of their directors, officers and employees against liabilities arising from misstatements or omissions in this prospectus or the registration statement of which it is a part, except for misstatements or omissions relating to information that our Controlling Shareholder provided to us specifically for inclusion in this prospectus or the registration statement of which it forms a part. Our Controlling Shareholder will indemnify us including each of our subsidiaries, director, officers and employees against liabilities arising from misstatements or omissions with respect to information that our Controlling Shareholder provided to us specifically for inclusion in this prospectus, the registration statement of which this prospectus forms a part, or our annual reports or other SEC filings following the completion of this offering.

        The master transaction agreement also contains a general release, under which the parties will release each other, including each party's subsidiaries, directors, officers and employees from any liabilities arising from events occurring on or before the initial filing date of the registration statement of which this prospectus forms a part, including in connection with the activities to implement this offering. The general release does not apply to liabilities allocated between the parties under the master transaction agreement, the transitional services agreement, and the non-competition agreement.

        The master transaction agreement sets forth the investment opportunity referral procedures, pursuant to which our Controlling Shareholder agrees to first present investment opportunities to us for consideration within a specified period and to refrain from pursuing these investment opportunities. Our Controlling Shareholder agrees to pursue these investment opportunities for itself only after we decline to pursue these investment opportunities or upon expiration of the specified period should we fail to respond, with the exception of subsequent investments by our Controlling Shareholder in its existing investee companies. When determining whether or not to pursue an investment opportunity, members of our investment committee that have overlapping duties as directors or officers in our Controlling Shareholder will abstain from participating in the investment decision-making and approval process.

        Furthermore, under the master transaction agreement, we agree to use our reasonable best efforts to select the same independent certified public accounting firm, or auditor, used by our Controlling Shareholder and provide to our Controlling Shareholder as much prior notice as reasonably practical of any change in our auditor until the first fiscal year end occurring after our Controlling Shareholder no longer owns in aggregate at least 20% of the voting power of our then outstanding shares.

        Pursuant to the master transaction agreement, we are licensed by our Controlling Shareholder to use any and all of its intellectual properties for free.

        The master transaction agreement will automatically terminate the first date upon which our Controlling Shareholder ceases to own in aggregate at least 20% of the voting power of our then outstanding shares. This agreement can be terminated early or extended by mutual written consent of the parties. The termination of this agreement will not affect the validity and effectiveness of the transitional services agreement and the non-competition agreement.

Transitional Services Agreement

        Under the transitional services agreement, our Controlling Shareholder agrees that, during the service period, as described below, our Controlling Shareholder will provide us with various corporate support services, including but not limited to:

  •
  administrative support;

  •
  marketing and branding support;

  •
  technology support; and

  •
  provision of office space and facilities.

        Our Controlling Shareholder may also provide us with additional services that we and our Controlling Shareholder may identify from time to time in the future.

        The price to be paid for the services provided under the transitional service agreement is determined according to the terms of the agreement. The transitional service agreement provides that the performance of a service according to the agreement will not subject the provider of such service to any liability whatsoever except as directly caused by the gross negligence or willful misconduct of the service provider. Liability for gross negligence or willful misconduct is limited to the lower of the price paid for the particular service or the cost of the service's recipient performing the service itself or hiring a third party to perform the service. Under the transitional services agreement, the service provider of each service is indemnified by the recipient against all third-party claims relating to provision of services or the recipient's material breach of a third-party agreement, except where the claim is directly caused by the service provider's gross negligence or willful misconduct.

        The service period under the transitional services agreement commences on the date this registration statement is filed publicly with the SEC and will end on the expiration of [18] months thereafter. We may terminate the transitional services agreement with respect to either all or part of the services by giving 30-day prior written notice to our Controlling Shareholder and paying a termination fee equal to the direct costs incurred by our Controlling Shareholder in connection with its provision of services at the time of the early termination. Our Controlling Shareholder may terminate this agreement with respect to either all or part of the services by giving us a 30-day prior written notice if our Controlling Shareholder ceases to own in aggregate at least 20% of the voting power of our then outstanding securities or ceases to be the largest beneficial owner of our then outstanding voting securities, without considering holdings of institutional investors that have acquired our securities in the ordinary course of their business and not with the purpose or the effect of changing or influencing control of our company.

Non-competition Agreement

        Our non-competition agreement with our Controlling Shareholder provides for a non-competition period beginning upon the completion of this offering and ending on the later of (1) [two] years after the first date when our Controlling Shareholder ceases to own in aggregate at least 20% of the voting power of our then outstanding shares and (2) the [fifth] anniversary of the completion of this offering. This agreement can be terminated early by mutual written consent of the parties.

        Our Controlling Shareholder has agreed not to compete with us during the non-competition period in our investment banking and asset management businesses that are both primarily targeting institutional and corporate clients, except for owning non-controlling equity interest in any company competing with us. We have agreed not to compete with our Controlling Shareholder during the non-competition period in the businesses currently conducted by our Controlling Shareholder, except (i) for continuing to provide investment banking and asset management products and services to our existing individual clients, and (ii) for owning non-controlling equity interest in any company competing with our Controlling Shareholder.

        The non-competition agreement also provides for a mutual non-solicitation obligation that neither our Controlling Shareholder nor we may, during the non-competition period, hire, or solicit for hire, any active employees of, or individuals providing consulting services to the other party, or any former employees of, or individuals providing consulting services to the other party within six months of the termination of their employment or consulting services, without the other party's consent, except for solicitation activities through generalized non-targeted advertisement not directed to such employees or individuals that do not result in a hiring within the non-competition period.

 SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated statements of profit or loss and other comprehensive income data and selected consolidated cash flows data for the years ended December 31, 2017 and 2018 and selected consolidated statements of financial position data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated statements of profit or loss and other comprehensive income data and selected consolidated cash flows data for the three months ended March 31, 2018 and 2019 and selected consolidated statements of financial position data as of March 31, 2019 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for the periods presented. You should read this "Selected Consolidated Financial Data" section together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with IFRS issued by the IASB. Our historical results of operations are not necessarily indicative of results of operations expected for future periods.

        The following table presents our selected consolidated statements of profit or loss and other comprehensive income data for the periods indicated.

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2017		2018			2018		2019
	HK$	%	HK$	US$	%	HK$	%	HK$	US$	%
	(in thousands, except for percentages and per share data)
Selected Consolidated Statements of Profit or Loss and Other Comprehensive Income Data
Revenue
Fee and commission income	278,976	27.0	367,538	46,821	50.8	22,792	(12.3)	181,523	23,125	59.4
Dividend and gain related to disposed investment	69,509	6.7	99,228	12,641	13.7	—	—	—	—	—

Sub-total	348,485	33.7	466,766	59,462	64.5	22,792	(12.3)	181,523	23,125	59.4
Net fair value changes on financial assets at fair value through profit or loss	684,679	66.3	256,460	32,671	35.5	(208,571)	112.3	124,156	15,816	40.6

Total revenue	1,033,164	100.0	723,226	92,133	100.0	(185,779)	100.0	305,679	38,941	100.0
Other income	17,915	1.7	15,393	1,961	2.1	14,264	(7.7)	808	103	0.3
Operating expenses	(111,563)	(10.8)	(52,582)	(6,699)	(7.2)	(13,725)	7.4	(24,873)	(3,169)	(8.1)
Staff costs	(102,205)	(9.9)	(68,025)	(8,666)	(9.4)	(18,778)	10.1	(19,814)	(2,524)	(6.5)
Finance costs	(28,725)	(2.8)	(9,047)	(1,152)	(1.3)	(4,532)	2.4	(5,359)	(683)	(1.8)

Profit / (Loss) before tax	808,586	78.2	608,965	77,577	84.2	(208,550)	112.2	256,441	32,668	83.9
Income tax expense / (credit)	(135,214)	(13.1)	(83,840)	(10,680)	(11.6)	34,159	(18.4)	(42,232)	(5,380)	(13.8)

Profit / (Loss) and total comprehensive income / (loss) for the period	673,372	65.1	525,125	66,897	72.6	(174,391)	93.8	214,209	27,288	70.1

Profit / (Loss) and comprehensive income / (loss) attributable to ordinary shareholders	568,266	55.0	468,061	59,627	64.7	(137,565)	74.0	321,578	40,966	105.2
Profit / (Loss) and comprehensive income / (loss) attributable to non-controlling interests	105,106	10.1	57,064	7,270	7.9	(36,826)	19.8	(107,369)	(13,678)	(35.1)

Profit / (Loss) and total comprehensive income / (loss) for the period	673,372	65.1	525,125	66,897	72.6	(174,391)	93.8	214,209	27,288	70.1

Profit / (Loss) and total comprehensive income / (loss) per share attributable to ordinary shareholders
Basic	2.84		2.34	0.30		(0.69)		1.61	0.21
Diluted	2.84		2.34	0.30		(0.69)		1.61	0.21
Weighted average number of ordinary shares used in per share calculation
Basic	200,000		200,000	200,000		200,000		200,000	200,000
Diluted	200,000		200,000	200,000		200,000		200,034	200,034

        After the completion of the restructuring in April 2019, AMTD International Inc. became the holding company of our businesses, which have been operated under the common control of our Controlling Shareholder. Accordingly, our financial statements were prepared on a consolidated basis by applying the principles of the pooling of interest method, assuming the completion of the restructuring at the beginning of the reporting period.

        The following table presents our selected consolidated statements of financial position data as of the dates indicated.

	As of December 31,
				As of March 31, 2019
	2017	2018
	HK$	HK$	US$	HK$	US$
	(in thousands)
Selected Consolidated Statements of Financial Position Data
Total non-current assets	15,623	15,302	1,949	15,273	1,946
Total current assets(1)	6,025,994	7,091,887	903,448	7,938,736	1,011,330

Total assets	6,041,617	7,107,189	905,397	7,954,009	1,013,276

Total non-current liabilities	130,209	163,357	20,810	181,920	23,175
Total current liabilities	3,242,132	3,749,430	477,647	4,363,478	555,872

Total liabilities	3,372,341	3,912,787	498,457	4,545,398	579,047

Share capital	157	157	20	157	20
Capital reserve	1,312,803	1,312,803	167,240	1,748,034	222,685
Retained profits	870,781	1,338,842	170,557	1,660,420	211,524

Total ordinary shareholders' equity	2,183,741	2,651,802	337,817	3,408,611	434,229
Non-controlling interests	485,535	542,600	69,123	—	—

Total equity	2,669,276	3,194,402	406,940	3,408,611	434,229

Total liabilities and equity	6,041,617	7,107,189	905,397	7,954,009	1,013,276

Note:

(1)
Our total current assets include, among others, bank balances held under segregated accounts in trust custody on behalf of our asset management clients of HK$1.1 billion (US$137.2 million) as of March 31, 2019. These segregated bank balances will be removed together with the corresponding client money held on trust recorded in total current liabilities after clients execute trades or make withdrawals.

        The following table presents our selected consolidated cash flows data for the periods indicated.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2017	2018		2018	2019
	HK$	HK$	US$	HK$	HK$	US$
	(in thousands)
Selected Consolidated Cash Flows Data
Net cash generated from operating activities	84,327	79,112	10,078	8,969	5,784	737
Net cash used in investing activities	(139)	(14)	(2)	—	(14)	(2)
Net cash used in financing activities	(67,283)	(38,657)	(4,925)	(4,569)	(3,513)	(448)

Net increase in cash and cash equivalents	16,905	40,441	5,151	4,400	2,257	287
Cash and cash equivalents at the beginning of the period	69,510	86,415	11,009	86,415	126,856	16,160

Cash and cash equivalents at the end of the period	86,415	126,856	16,160	90,815	129,113	16,447

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the sections entitled "Risk Factors," "Prospectus Summary—Summary Consolidated Financial Data," "Selected Consolidated Financial Data," and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those described under "Risk Factors" and elsewhere in this prospectus. See "Special Note Regarding Forward-Looking Statements." Our consolidated financial statements have been prepared in accordance with IFRS.

Overview

        We are a leading Hong Kong-headquartered comprehensive financial institution. According to the CIC Report, we are the No. 1 independent investment banking firm in Asia as measured by both the number and the aggregate offering size of Hong Kong and U.S. IPOs completed in each of 2018 and the first quarter of 2019, and the largest independent asset management firm in Asia in serving both PRC regional banks and new economy companies as measured by AUM as of March 31, 2019.

        We operate a full-service platform encompassing three business lines: investment banking, asset management, and strategic investment.

  •
  Leading Investment Banking Business.  We offer a broad range of investment banking services, including equity underwriting, debt underwriting, advisory (on credit rating, financing, and mergers and acquisitions transactions), securities brokerage, institutional sales and distribution, and research, among others. According to the CIC Report, we ranked first among all independent investment banking firms in Asia as measured by both the number and the aggregate offering size of Hong Kong and U.S. IPOs completed in each of 2018 and the first quarter of 2019, and ranked ninth and third as a bookrunner among all investment banking firms as measured by the number of Hong Kong IPOs priced in 2018 and in the first quarter of 2019, respectively. We also ranked in the top ten among all global investment banking firms operating in Asia (excluding China-headquartered investment banking firms) as measured by the aggregate number of high-yield bond offerings by China-based companies and AT1 capital preferred share offerings by PRC regional banks in 2018 and the first quarter of 2019.

  •
  Top-tier Asset Management Services.  We provide professional investment management and advisory services primarily to corporate and other institutional clients. According to the CIC Report, we are one of the five largest HKSFC-licensed asset management firms headquartered in Hong Kong, and also the largest independent asset management firm in Asia in serving both PRC regional banks and new economy companies, in each case as measured by AUM as of March 31, 2019. Our AUM was HK$20.8 billion (US$2.6 billion) as of March 31, 2019.

  •
  Proven Strategic Investment Platform.  We make long-term strategic investments focusing on Asia's financial and new economy sectors. Through investing in market leaders and technological innovators, we gain access to unique opportunities and resources that complement our other businesses and augment our "AMTD SpiderNet" ecosystem. In 2018, we recorded dividend and gain related to disposed investment of HK$99.2 million (US$12.6 million). For the three months ended March 31, 2019, we did not record dividend and gain related to disposed investment as our investee companies typically do not distribute dividend in the first quarter of each year. For the year ended December 31, 2018 and the three months ended March 31, 2019, we recorded net fair value changes on financial assets at fair value through profit or loss of HK$256.5 million

    (US$32.7 million) and HK$124.2 million (US$15.8 million), respectively, both from our strategic investment business.

General Factors Affecting Our Results of Operations

        Our business and results of operations are affected by a number of general factors affecting the financial services industry in Hong Kong, including:

  •
  the overall economic environment in Hong Kong and China;

  •
  the conditions and trends of capital markets; and

  •
  government policies and initiatives affecting the financial services industry in Hong Kong and China.

        Unfavorable changes in any of these general conditions could adversely affect demand for our services and materially and adversely affect our results of operations. However, the Hong Kong and PRC governments' development plans and policies, including those relating to the development of the Greater Bay Area, are expected to boost the future development of the financial services industry in Hong Kong.

Specific Factors Affecting Our Results of Operations

Our business lines and revenue mix

        Our businesses have different future growth prospects and, as a result, any material changes in the contribution mix of our business lines, whether due to changes in our growth strategies, market conditions, client demand, or other reasons, may affect our results of operations. The results of our investment banking and strategic investment businesses may fluctuate, sometimes significantly, due to market conditions. Positive market conditions may generally result in larger average transaction size of public equity and debt offerings and higher valuation of private companies, which in turn may strengthen the results of our investment banking and strategic investment businesses. On the other hand, these businesses may be affected by negative market conditions and report results below expectation. Our historical results of operations were significantly affected by the revenue contribution of our investment banking and strategic investment businesses. For the years ended December 31, 2017 and 2018 and the three months ended March 31, 2019, fee and commission income from our investment banking business and asset management business accounted for 27.0%, 50.8%, and 59.4% of our total revenue, respectively; dividend and gain related to disposed investment from our strategic investment business accounted for 6.7%, 13.7%, and nil of our total revenue, respectively; and net fair value changes on financial assets at fair value through profit or loss from our strategic investment business accounted for 66.3%, 35.5%, and 40.6% of our total revenue, respectively.

        We seek to optimize our revenue mix by increasing the revenue contribution from our asset management business, which is generally perceived to have steady growth potential. We also seek to further expand our investment banking business as we strengthen our brand image in the capital markets. Our future results of operations could be materially affected by our ability to develop and bring new services to market, to deal with new clients and counterparties, to manage new asset classes, and to engage in new markets.

Our ability to expand our investment banking business

        The investment banking business is the largest driver for our fee and commission income. Due to the nature of public and private capital raising transactions, transaction value is a principal factor affecting the prospects and results of operations of our investment banking business. The transaction value in turn could be affected by various factors, such as the macroeconomic environment, market conditions, competition, our brand and reputation, and our performance in delivering satisfactory results to clients. Any change in these factors could materially affect our results of operations. For our investment banking business, we charge fees and commissions by a percentage of the underlying transaction value and record them as fee and commission income. Although market practices allow micro-adjustments of fee percentages upward or downward for transactions of smaller or larger sizes, respectively, such micro-adjustments do not negate the significant impact of transaction value on our results of operations. A significant increase or decrease in the aggregate value of underlying transactions during a reporting period could result in a significant increase or decrease in our fee and commission income, which in turn could affect our results of operations. In addition, the results of operations of our investment banking business is also affected by the rate of fees and commissions that we collect in capital raising transactions, which in turn could be affected by our role in the capital raising transactions. As we continue to accumulate investment banking transaction experience and strengthen our brand image, we expect to further increase our exposure to larger, more complex transactions and our contribution to the underwriting syndicate, which may further improve our results of operations.

Our ability to make sound investment decisions

        We derive a significant portion of our revenue from our strategic investment business, where we make principal investments using entirely our own capital. For the years ended December 31, 2017 and 2018 and the three months ended March 31, 2019, dividend and gain related to disposed investment from our strategic investment business accounted for 6.7%, 13.7%, and nil of our total revenue, respectively, and net fair value changes on financial assets at fair value through profit or loss from our strategic investment business accounted for 66.3%, 35.5%, and 40.6% of our total revenue, respectively. The fair value of our investment holdings may fluctuate due to market volatility, performance, or other reasons, and the growth of our strategic investment business depends, in part, on our ability to make sound investment decisions. Making a sound investment decision requires us to carefully identify and select a target company based on its business, financial condition, operations, and the industry in which it operates, and could significantly improve our results of operations.

Our ability to attract, retain, and motivate people

        It is essential for us to attract, retain, and motivate talent because our businesses are human capital intensive. We believe that it is necessary and customary to invest in people, arguably our most important assets, with attractive compensation packages, as we compete to attract, retain, and motivate qualified employees. Our staff costs for the years ended December 31, 2017 and 2018 and the three months ended March 31, 2019, were HK$102.2 million, HK$68.0 million (US$8.7 million), and HK$19.8 million (US$2.5 million), respectively, representing 9.9%, 9.4%, and 6.5% of our total revenue for the corresponding periods. Our staff costs have historically been comprised of entirely cash-based compensation and benefits, although we may establish employee equity incentive plans to further invest in our people, for which we may incur share-based compensation expenses that could adversely affect our results of operations. Nevertheless, highly incentivized professionals and other talent could potentially enable us to achieve great business prospects and results of operations.

Our ability to comply with regulatory requirements

        Our investment banking and asset management businesses are subject to various regulatory regimes in Hong Kong. Compliance with regulatory requirements will result in higher operating expenses. Two of our subsidiaries, AMTD Global Markets Limited and Asia Alternative Asset Partners Limited, are HKSFC-licensed companies subject to various requirements of minimum paid-up capital and minimum liquidity under the Securities and Futures Ordinance (Cap. 571) of Hong Kong. The relevant capital requirements may be changed over time or subject to different interpretations by relevant governmental authorities, all of which are out of our control. Any increase of the relevant capital requirements or stricter enforcement or interpretation of the same may affect our business activities and liquidity.

Key Components of Results of Operations

Revenue

        Our revenue consists of (i) fee and commission income, (ii) dividend and gain related to disposed investment, and (iii) net fair value changes on financial assets at fair value through profit or loss. The following table sets forth a breakdown of our revenue in absolute amount and as a percentage of total revenue for the periods presented.

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2017		2018			2018		2019
	HK$	%	HK$	US$	%	HK$	%	HK$	US$	%
	(in thousands, except for percentages)
Revenue
Fee and commission income	278,976	27.0	367,538	46,821	50.8	22,792	(12.3)	181,523	23,125	59.4
Dividend and gain related to disposed investment	69,509	6.7	99,228	12,641	13.7	—	—	—	—	—
Net fair value changes on financial assets at fair value through profit or loss	684,679	66.3	256,460	32,671	35.5	(208,571)	112.3	124,156	15,816	40.6

Total	1,033,164	100.0	723,226	92,133	100.0	(185,779)	100.0	305,679	38,941	100.0

  Fee and commission income

        The following table sets forth a breakdown of our fee and commission income in absolute amount and as a percentage of total fee and commission income for the periods presented.

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2017		2018			2018		2019
	HK$	%	HK$	US$	%	HK$	%	HK$	US$	%
	(in thousands, except for percentages)
Fee and Commission Income
Investment banking fees and commissions	208,163	74.6	288,591	36,764	78.5	9,806	43.0	149,763	19,079	82.5
Asset management fees and other income	70,813	25.4	78,947	10,057	21.5	12,986	57.0	31,760	4,046	17.5

Total	278,976	100.0	367,538	46,821	100.0	22,792	100.0	181,523	23,125	100.0

        We derive fee and commission income from two business lines: investment banking and asset management. Investment banking business represents the primary source of our fee and commission income, which we earn primarily from underwriting IPOs and bond offerings and advising on private financing and mergers and acquisitions transactions. We also derive asset management fees and other income from asset management business.

        We charge asset management fees on a client-by-client basis with reference to the size of AUM and do not distinguish among product types when determining asset management fee rates. The following table sets forth the rollforward of our AUM for the periods presented.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2017	2018		2018	2019
	HK$	HK$	US$	HK$	HK$	US$
	(in thousands)
AUM
Balance at the beginning of the period	8,294,221	14,822,265	1,888,235	14,822,265	18,263,267	2,326,591
Gross inflow(1)	23,570,034	26,873,309	3,423,439	2,572,268	13,516,511	1,721,892
Gross outflow(2)	(17,690,026)	(22,819,606)	(2,907,030)	(1,379,917)	(11,304,596)	(1,440,113)
Appreciation / (Depreciation) of clients' portfolio(3)	648,036	(612,701)	(78,053)	(77,919)	280,445	35,726

Balance at the end of the period	14,822,265	18,263,267	2,326,591	15,936,697	20,755,627	2,644,096

Notes:

(1)
Gross inflow represents cash and stock deposits.

(2)
Gross outflow represents cash and stock withdrawals.

(3)
Appreciation/(Depreciation) of clients' portfolio represents net balance of dividend and coupon received, fee charges, and fair value change of clients' portfolio.

        The following table sets forth the weighted average asset management fee rates for the periods presented.

	For the Year Ended December 31,		For the Three Months Ended March 31,
	2017	2018	2018	2019
Weighted Average Asset Management Fee Rate(1)	0.55%	0.45%	0.08%	0.16%

Note:

(1)
Calculated by dividing total asset management fee income for the period by average AUM for the corresponding period, which is in turn calculated by dividing the sum of AUM at the beginning and end of the relevant period by two.

  Dividend and gain related to disposed investment

        We make equity investments with our own capital in companies of our strategic choice, and we intend to hold our strategic investments on a long-term basis. Our dividend and gain related to disposed investment in 2017 primarily consist of a gain of HK$46.9 million attributable to the disposal of our investments in 2017. Our dividend and gain related to disposed investment in 2018 solely consisted of dividend income attributable to our equity holdings in Bank of Qingdao.

  Net fair value changes on financial assets at fair value through profit or loss

        We record net fair value changes on financial assets at fair value through profit or loss with respect to our strategic investments, which primarily include equity investments in Bank of Qingdao and three private companies. For a discussion of fair value measurement of our financial assets, see "—Significant Accounting Policies—Fair Value Measurement" and "—Significant Accounting Policies—Investments and Other Financial Assets." For a discussion of our investment portfolio, see "Business—Our Services—Strategic Investment—Investment Portfolio."

Other income

        Other income consists of (i) bank interest income, (ii) income attributable to the reimbursement of interest expenses paid on behalf of a Controlling Shareholder's subsidiary, and (iii) other non-recurring miscellaneous income.

Operating expenses

        Our operating expenses consist of (i) marketing and brand promotional expenses relating to brand building and promotion, (ii) premises costs and office utilities, (iii) traveling expenses for domestic and international travel and business development, (iv) commissions paid to asset management sales personnel and bank charges, (v) office renovation and maintenance expenses, (vi) legal and professional fees for business development, (vii) staff welfare and recruitment expenses, (viii) stamp duty paid in connection with our restructuring, and (ix) other miscellaneous expenses.

        The following table sets forth a breakdown of our operating expenses in absolute amount and as a percentage of total operating expenses for the periods presented.

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2017		2018			2018		2019
	HK$	%	HK$	US$	%	HK$	%	HK$	US$	%
	(in thousands, except for percentages)
Operating Expenses
Marketing and brand promotional expenses	26,208	23.5	11,864	1,512	22.6	4,484	32.7	4,401	561	17.7
Premises costs and office utilities	25,783	23.1	15,583	1,985	29.6	3,869	28.2	5,990	763	24.1
Traveling and business development expenses	18,460	16.5	10,860	1,384	20.7	2,526	18.4	3,251	414	13.1
Commissions and bank charges	7,978	7.2	5,198	662	9.9	953	6.9	2,364	301	9.5
Office renovation and maintenance expenses	15,880	14.2	1,603	204	3.0	468	3.4	597	76	2.4
Legal and professional fees	5,772	5.2	2,439	311	4.6	283	2.1	5,384	686	21.6
Staff welfare and staff recruitment expenses	7,637	6.9	3,660	466	7.0	904	6.6	625	80	2.5
Stamp duty	—	—	—	—	—	—	—	2,116	270	8.5
Others	3,845	3.4	1,375	175	2.6	238	1.7	145	18	0.6

Total	111,563	100.0	52,582	6,699	100.0	13,725	100.0	24,873	3,169	100.0

Staff costs

        Staff costs consist of employee salaries, bonuses, and pension scheme contributions. The following table sets forth a breakdown of our staff costs for the periods presented.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2017	2018		2018	2019
	HK$	HK$	US$	HK$	HK$	US$
	(in thousands)
Staff Costs
Salaries	43,066	39,298	5,006	11,438	13,911	1,772
Bonuses	58,027	27,890	3,553	7,073	5,598	713
Pension scheme contributions	1,112	837	107	267	305	39

Total	102,205	68,025	8,666	18,778	19,814	2,524

Finance costs

        Finance costs represent our interest expenses payable on our margin loans.

Taxation

        We had income tax expenses of HK$135.2 million, HK$83.8 million (US$10.7 million), and HK$42.2 million (US$5.4 million) for the years ended December 31, 2017 and 2018 and the three months ended March 31, 2019, respectively. The following summarizes our applicable tax rates in the Cayman Islands and Hong Kong.

  Cayman Islands

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

  Hong Kong

        Our Hong Kong subsidiaries are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, our Hong Kong subsidiaries are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax.

Results of Operations

        The following table sets forth a summary of our consolidated results of operations in absolute amount and as a percentage of our total revenue for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2017		2018			2018		2019
	HK$	%	HK$	US$	%	HK$	%	HK$	US$	%
	(in thousands, except for percentages)
Revenue
Fee and commission income	278,976	27.0	367,538	46,821	50.8	22,792	(12.3)	181,523	23,125	59.4
Dividend and gain related to disposed investment	69,509	6.7	99,228	12,641	13.7	—	—	—	—	—

Sub-total	348,485	33.7	466,766	59,462	64.5	22,792	(12.3)	181,523	23,125	59.4
Net fair value changes on financial assets at fair value through profit or loss	684,679	66.3	256,460	32,671	35.5	(208,571)	112.3	124,156	15,816	40.6

Total revenue	1,033,164	100.0	723,226	92,133	100.0	(185,779)	100.0	305,679	38,941	100.0
Other income	17,915	1.7	15,393	1,961	2.1	14,264	(7.7)	808	103	0.3
Operating expenses	(111,563)	(10.8)	(52,582)	(6,699)	(7.2)	(13,725)	7.4	(24,873)	(3,169)	(8.1)
Staff costs	(102,205)	(9.9)	(68,025)	(8,666)	(9.4)	(18,778)	10.1	(19,814)	(2,524)	(6.5)
Finance costs	(28,725)	(2.8)	(9,047)	(1,152)	(1.3)	(4,532)	2.4	(5,359)	(683)	(1.8)

Profit / (Loss) before tax	808,586	78.2	608,965	77,577	84.2	(208,550)	112.2	256,441	32,668	83.9
Income tax expenses / (credit)	(135,214)	(13.1)	(83,840)	(10,680)	(11.6)	34,159	(18.4)	(42,232)	(5,380)	(13.8)

Profit / (Loss) and total comprehensive income / (loss) for the period	673,372	65.1	525,125	66,897	72.6	(174,391)	93.8	214,209	27,288	70.1

Segment Information

        We report our results of operations in three reportable segments: investment banking, asset management, and strategic investment, which correspond to our business lines. The following table sets forth certain financial information of our reportable segments for the periods presented.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2017	2018		2018	2019
	HK$	HK$	US$	HK$	HK$	US$
	(in thousands)
Investment Banking
Segment revenue	208,163	288,591	36,764	9,806	149,763	19,079
Segment results(1)	197,333	254,901	32,472	2,144	142,444	18,146
Asset Management
Segment revenue	70,813	79,120	10,079	12,986	31,760	4,046
Segment results(1)	48,059	57,386	7,311	6,909	28,057	3,574
Strategic Investment
Segment revenue	754,188	355,688	45,312	(208,571)	124,156	15,816
Segment results(1)	739,674	350,307	44,626	(210,565)	118,797	15,134
Total segment results	985,066	662,594	84,409	(201,512)	289,298	36,854

Note:

(1)
The segment results represent segment revenue that excludes (i) staff costs for the applicable segment, (ii) finance costs for our strategic investment business, and (iii) commissions payable to employees under our asset management business.

        For reconciliation of segment revenue to consolidated revenue and reconciliation of segment results to consolidated profit before tax, see note 4 to our consolidated financial statements for the years ended December 31, 2017 and 2018 and note 3 to our unaudited interim condensed consolidated financial statements for the three months ended March 31, 2018 and 2019 included elsewhere in this prospectus.

Three Months Ended March 31, 2019 Compared to Three Months Ended March 31, 2018

  Revenue

        Our revenue was HK$305.7 million (US$38.9 million) for the three months ended March 31, 2019, compared to a negative amount of HK$185.8 million for the three months ended March 31, 2018. This is primarily due to a significant fluctuation in our net fair value changes on financial assets at fair value through profit or loss under our strategic investment business from negative position to positive position and a significant increase in our fee and commission income under our investment banking and asset management businesses.

        Fee and commission income.    Our fee and commission income increased significantly from HK$22.8 million for the three months ended March 31, 2018 to HK$181.5 million (US$23.1 million) for the three months ended March 31, 2019, primarily due to the robust growth of our investment banking business in terms of the number and size of deals.

  •
  Investment banking segment.  Our fee and commission income from the investment banking segment increased significantly from HK$9.8 million for the three months ended March 31, 2018 to HK$149.8 million (US$19.1 million) for the three months ended March 31, 2019, primarily due to an increase in our fees and commissions for equity offerings from HK$0.5 million to HK$99.7 million (US$12.7 million) for the corresponding periods, which in turn was primarily attributable to increase in the aggregate transaction value of equity offerings from HK$0.6 billion to HK$8.1 billion (US$1.0 billion) and the number of equity offerings from 1 to 9 for the corresponding periods, as well as an increase in our fees and commissions for debt offerings from HK$9.3 million to HK$50.1 million (US$6.4 million) for the corresponding periods, which in turn was primarily attributable to an increase in the revenue per debt offerings from HK$1.3 million to HK$5.6 million (US$0.7 million) and the number of debt offerings from 7 to 9 for the corresponding periods.

  •
  Asset management segment.  Our fee and commission income from the asset management segment increased by 144.6% from HK$13.0 million for the three months ended March 31, 2018 to HK$31.8 million (US$4.0 million) for the three months ended March 31, 2019, primarily due to an increase in our AUM from HK$15.9 billion as of March 31, 2018 to HK$20.8 billion (US$2.6 billion) as of March 31, 2019 and an increase in average asset management fee rates, which in turn was primarily attributable to an increase in new asset management clients with higher asset management fee rates in the fourth quarter of 2018.

        Net fair value changes on financial assets at fair value through profit or loss.    Our net fair value changes on financial assets at fair value through profit or loss was HK$124.2 million (US$15.8 million) for the three months ended March 31, 2019, compared to a negative position of HK$208.6 million for the three months ended March 31, 2018, primarily due to change in fair value of our investment portfolio in the corresponding periods, which in turn was primarily attributable to the different price movements of the underlying listed securities in our portfolio during the respective periods.

  Other income

        Our other income decreased by 94.3% from HK$14.3 million for the three months ended March 31, 2018 to HK$0.8 million (US$0.1 million) for the three months ended March 31, 2019, primarily due to one-off early termination compensation received from a former employee in 2018.

  Operating expenses

        Our operating expenses increased by 81.2% from HK$13.7 million for the three months ended March 31, 2018 to HK$24.9 million (US$3.2 million) for the three months ended March 31, 2019, primarily due to (i) an increase in premises costs and office utilities from HK$3.9 million to HK$6.0 million (US$0.8 million) for the corresponding periods, which in turn was primarily attributable to the procurement and upgrade of our information and corporate systems, (ii) an increase in commissions and bank charges from HK$1.0 million to HK$2.4 million (US$0.3 million) for the corresponding periods, which in turn was primarily attributable to fees charged in obtaining new margin loans, (iii) an increase in professional fees from HK$283 thousand to HK$5.4 million (US$0.7 million) for the corresponding periods, which in turn was primarily attributable to the professional fees related to this offering, (iv) an increase in stamp duty from nil to HK$2.1 million (US$0.3 million) for the corresponding periods, which in turn was primarily attributable to stamp duty paid in connection with our restructuring.

  Staff costs

        Our staff costs remained steady at HK$18.8 million for the three months ended March 31, 2018 and HK$19.8 million (US$2.5 million) for the three months ended March 31, 2019.

  Finance costs

        Our finance costs increased by 18.3% from HK$4.5 million for the three months ended March 31, 2018 to HK$5.4 million (US$0.7 million) for the three months ended March 31, 2019, primarily due to increase in interest rates on our loans.

  Income tax (credit) / expenses

        Our income tax expenses were HK$42.2 million (US$5.4 million) for the three months ended March 31, 2019, compared to income tax credit of HK$34.2 million for the three months ended March 31, 2018, resulting from reversal of deferred tax liabilities from accumulated unrealized gain on our investment portfolios.

  Profit / (Loss) and total comprehensive income / (loss) for the period

        As a result of the foregoing, we had profit and total comprehensive income of HK$214.2 million (US$27.3 million) for the three months ended March 31, 2019, compared to loss and total comprehensive loss of HK$174.4 million for the three months ended March 31, 2018.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

  Revenue

        Our revenue decreased by 30.0% from HK$1.0 billion in 2017 to HK$723.2 million (US$92.1 million) in 2018, primarily due to a significant decrease in net fair value changes on financial assets at fair value through profit or loss under our strategic investment business, partially offset by an increase in our fee and commission income.

        Fee and commission income.    Our fee and commission income increased by 31.7% from HK$279.0 million in 2017 to HK$367.5 million (US$46.8 million) in 2018, primarily due to the robust growth of our investment banking business.

  •
  Investment banking segment.  Our fee and commission income from the investment banking segment increased by 38.6% from HK$208.2 million in 2017 to HK$288.6 million (US$36.8 million) in 2018, primarily due to an increase in our fees and commissions for equity offerings from HK$79.0 million in 2017 to HK$182.4 million (US$23.2 million) in 2018, which in turn was primarily attributable to an increase in aggregate transaction value of equity offerings from HK$18.7 billion in 2017 to HK$97.6 billion (US$12.4 billion) in 2018 and an increase in the number of equity offerings from 2 in 2017 to 18 in 2018, partially offset by a decrease in our fees and commissions for debt offerings from HK$101.9 million in 2017 to HK$34.6 million (US$4.4 million) in 2018, which in turn was primarily attributable to a decrease in aggregate transaction value of debt offerings from HK$151.5 billion in 2017 to HK$55.9 billion (US$7.1 billion) in 2018 and a decrease in the number of debt offerings from 37 in 2017 to 23 in 2018.

  •
  Asset management segment.  Our fee and commission income from the asset management segment increased by 11.4% from HK$70.8 million in 2017 to HK$78.9 million (US$10.1 million) in 2018, primarily due to an increase in our AUM from HK$14.8 billion as of December 31, 2017 to HK$18.3 billion (US$2.3 billion) as of December 31, 2018, which in turn was primarily attributable to an increase in new asset management clients in 2018.

        Dividend and gain related to disposed investment.    Our dividend and gain related to disposed investment increased by 42.8% from HK$69.5 million in 2017 to HK$99.2 million (US$12.6 million) in 2018, primarily due to an increase in dividend received from Bank of Qingdao from HK$22.6 million in 2017 to HK$99.2 million (US$12.6 million) in 2018, which in turn was primarily attributable to an increase in our shareholding in Bank of Qingdao in late 2017.

        Net fair value changes on financial assets at fair value through profit or loss.    Our net fair value changes on financial assets at fair value through profit or loss decreased by 62.5% from HK$684.7 million in 2017 to HK$256.5 million (US$32.7 million) in 2018, primarily due to slower increase in the fair value of our holdings in 2018 compared to 2017.

  Other income

        Our other income decreased by 14.0% from HK$17.9 million in 2017 to HK$15.4 million (US$2.0 million) in 2018.

  Operating expenses

        Our operating expenses decreased by 52.9% from HK$111.6 million in 2017 to HK$52.6 million (US$6.7 million) in 2018, primarily due to (i) a decrease in marketing and brand promotional expenses from HK$26.2 million in 2017 to HK$11.9 million (US$1.5 million) in 2018 and a decrease in traveling and business development expenses from HK$18.5 million in 2017 to HK$10.9 million (US$1.4 million) in 2018, primarily attributable to a more stringent cost control policy in 2018 compared to 2017, (ii) a decrease in premises costs and office utilities from HK$25.8 million in 2017 to HK$15.6 million (US$2.0 million) in 2018 following the introduction of new business initiatives of our Controlling Shareholder in 2018, resulting in the decrease in our share of the office space; (iii) a decrease in office renovation and maintenance expenses from HK$15.9 million in 2017 to HK$1.6 million (US$0.2 million) in 2018, primarily attributable to an one-off significant write-down of HK$14.1 million (US$1.8 million) for renovation demolished, which was recharged by our Controlling Shareholder in 2017.

  Staff costs

        Our staff costs decreased by 33.4% from HK$102.2 million in 2017 to HK$68.0 million (US$8.7 million) in 2018, primarily due to the decrease in the staff bonuses in 2018.

  Finance costs

        Our finance costs decreased by 68.5% from HK$28.7 million in 2017 to HK$9.0 million (US$1.2 million) in 2018, primarily due to a HK$351.6 million (US$44.8 million) repayment in 2018 of our margin loans brought forward from 2017.

  Income tax expenses

        We incurred income tax expenses of HK$135.2 million and HK$83.8 million (US$10.7 million) in 2017 and 2018, respectively. The decrease in our income tax expenses resulted from the lower net assessable profit position of certain operating entities in Hong Kong in 2018.

  Profit and total comprehensive income for the period

        As a result of the foregoing, our profit and total comprehensive income decreased by 22.0% from HK$673.4 million in 2017 to HK$525.1 million (US$66.9 million) in 2018.

Discussion of Certain Key Items on the Consolidated Statements of Financial Position

        The following table sets forth certain key information from our consolidated statements of financial position as of the dates indicated. This information should be read together with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of December 31,			As of March 31,
	2017	2018		2019
	HK$	HK$	US$	HK$	US$
	(in thousands)
Assets:
Accounts receivable	93,173	161,093	20,522	155,892	19,859
Due from immediate holding company	—	66,142	8,426	81,808	10,422
Due from fellow subsidiaries	2,458,703	2,596,119	330,724	2,804,718	357,298
Financial assets at fair value through profit or loss	745,629	1,953,078	248,806	2,022,107	257,600
Stock loan	2,203,140	1,535,680	195,633	1,590,807	202,656
Bank balances—segregated accounts	403,492	615,491	78,409	1,104,712	140,731
Total assets	6,041,617	7,107,189	905,397	7,954,009	1,013,276
Liabilities and Equity:
Clients' monies held on trust	383,304	586,891	74,765	1,080,514	137,649
Margin loans payable	351,610	321,999	41,020	323,845	41,255
Due to immediate holding company	1,640,450	2,145,792	273,356	2,145,315	273,296
Due to fellow subsidiaries	853,123	574,203	73,149	574,434	73,178
Total liabilities	3,372,341	3,912,787	498,457	4,545,398	579,047
Total equity	2,669,276	3,194,402	406,940	3,408,611	434,229
Total liabilities and equity	6,041,617	7,107,189	905,397	7,954,009	1,013,276

Accounts receivable

        Our accounts receivable consist of (i) receivable from investment banking services, (ii) clients' receivable relating to asset management services, (iii) receivable from brokers and clearing house relating to asset management services, and (iv) margin loan receivable from customers relating to securities traded.

        The following table sets forth a breakdown of our accounts receivable as of the dates indicated.

	As of December 31,			As of March 31,
	2017	2018		2019
	HK$	HK$	US$	HK$	US$
	(in thousands)
Accounts Receivable
Receivable from investment banking services	69,555	134,856	17,180	60,693	7,731
Clients' receivable	15,748	12,849	1,637	22,105	2,816
Receivable from brokers and clearing house	7,870	10,813	1,377	73,094	9,312
Margin loan receivable	—	2,575	328	—	—

Total	93,173	161,093	20,522	155,892	19,859

        Our accounts receivable decreased slightly from HK$161.1 million as of December 31, 2018 to HK$155.9 million (US$19.9 million) as of March 31, 2019.

        Our accounts receivable increased by 72.9% from HK$93.2 million as of December 31, 2017 to HK$161.1 million (US$20.5 million) as of December 31, 2018, primarily due to an increase in receivable from investment banking services from HK$69.6 million as of December 31, 2017 to HK$134.9 million (US$17.2 million) as of December 31, 2018, which was primarily attributable to certain unsettled balances of investment banking projects completed near the end of 2018.

        The settlement terms of our accounts receivable vary depending on the type of accounts receivable. The normal settlement terms of receivable from investment banking services are specifically agreed between the contracting parties. Receivable from investment banking services does not bear interest. The normal settlement terms of clients' receivable and receivable from brokers and clearing house relating to asset management services are either two days after the trade date or specifically agreed upon with brokers and clearing houses. Overdue clients' receivable is interest bearing.

        The following table sets forth an aging analysis of accounts receivable as of the dates indicated.

	As of December 31,			As of March 31,
	2017	2018		2019
	HK$	HK$	US$	HK$	US$
	(in thousands)
Not yet due	49,453	95,470	12,163	142,637	18,170
Past due
—Within 1 month	41,553	732	93	9,786	1,247
—1 to 3 months	1,701	841	107	1,106	141
—Over 3 months	466	64,050	8,159	2,363	301

Total	93,173	161,093	20,522	155,892	19,859

        The accounts receivable past due for over three months increased significantly from HK$0.5 million as of December 31, 2017 to HK$64.1 million (US$8.2 million) as of December 31, 2018 and decreased significantly to HK$2.4 million (US$0.3 million) as of March 31, 2019, primarily due to the outstanding balance of receivable from investment banking services of HK$60.3 million (US$7.7 million) in 2018 that was fully settled in the first quarter of 2019.

Financial assets at fair value through profit or loss

        Our financial assets at fair value through profit or loss consists of (i) listed equity securities at quoted prices, primarily including our investment in Bank of Qingdao, (ii) unlisted equity securities, and (iii) unlisted debt securities, all of which relate to our strategic investment business.

        The following table sets forth a breakdown of our financial assets at fair value through profit or loss as of the dates indicated.

	As of December 31,			As of March 31,
	2017	2018		2019
	HK$	HK$	US$	HK$	US$
	(in thousands)
Financial Assets at Fair Value Through Profit or Loss
Listed equity securities, at quoted prices	730,000	1,671,836	212,978	1,740,212	221,689
Unlisted equity securities	15,629	202,926	25,851	203,397	25,911
Unlisted debt securities	—	78,316	9,977	78,498	10,000

Total	745,629	1,953,078	248,806	2,022,107	257,600

        Our financial assets at fair value through profit or loss increased significantly from HK$745.6 million as of December 31, 2017 to HK$2.0 billion (US$248.8 million) as of December 31, 2018, primarily due to an increase in the carrying amount of listed equity securities from HK$730.0 million as of December 31, 2017 to HK$1.7 billion (US$213.0 million) as of December 31, 2018, which in turn was attributable to (i) repayment of certain loaned stock of HK$661.0 million (US$84.2 million) from a shareholder of our Controlling Shareholder during 2018, (ii) appreciation in value of our strategic investment in Bank of Qingdao of HK$207.4 million (US$26.4 million), and (iii) additional investments of HK$72.1 million (US$9.2 million) made in 2018. As of March 31, 2019, our financial assets at fair value through profit or loss was HK$2.0 billion (US$257.6 million).

Stock loan

        Our stock loan represents certain listed equity securities that we lent to a shareholder of our Controlling Shareholder, in September 2017 in connection with a stock borrowing and lending arrangement.

        The fair value of our stock loan increased by 3.6% from HK$1.5 billion as of December 31, 2018 to HK$1.6 billion (US$202.7 million) as of March 31, 2019, primarily due to appreciation in value of the loaned stock.

        The fair value of our stock loan decreased by 30.3% from HK$2.2 billion as of December 31, 2017 to HK$1.5 billion (US$195.6 million) as of December 31, 2018, primarily due to repayment of certain loaned stock of HK$661.0 million (US$84.2 million) from a shareholder of our Controlling Shareholder during 2018.

Bank balances—segregated accounts

        Bank balances—segregated accounts represents clients' monies held on trust under custody relating to our asset management and other businesses, and cannot be used to settle our own obligations. Our bank balances—segregated accounts increased by 52.5% from HK$403.5 million as of December 31, 2017 to HK$615.5 million (US$78.4 million) as of December 31, 2018, and further increased by 79.5% to HK$1.1 billion (US$140.7 million) as of March 31, 2019, primarily due to an increase in cash components of our asset management business.

Clients' monies held on trust

        Clients' monies held on trust represents the balance payable to clients with respective monies held in segregated bank accounts under custody relating to our asset management and other businesses. The clients' monies held on trust increased by 53.1% from HK$383.3 million as of December 31, 2017 to HK$586.9 million (US$74.8 million) as of December 31, 2018, and further increased by 84.1% to HK$1.1 billion (US$137.6 million) as of March 31, 2019, primarily due to an increase in cash components of our asset management business.

Margin loans payable

        Margin loans payable represents our funding arrangement to acquire certain listed equity securities for trade settlement purposes.

        Our margin loans payable decreased by 8.4% from HK$351.6 million as of December 31, 2017 to HK$322.0 million (US$41.0 million) as of December 31, 2018, primarily due to repayment of existing margin loans and incurrence of new margin loans in 2018. As of March 31, 2019, our margin loans payable was HK$323.8 million (US$41.3 million).

Due from/(to) immediate holding company and fellow subsidiaries

        Due from/(to) immediate holding company and fellow subsidiaries represents intercompany balances between our Controlling Shareholder and certain subsidiaries of our Controlling Shareholder, and the changes in balance were a result of the intercompany fund allocation arrangement of our Controlling Shareholder and its subsidiaries.

Liquidity and Capital Resources

Cash Flows

        The following table sets forth a summary of our cash flows for the periods presented.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2017	2018		2018	2019
	HK$	HK$	US$	HK$	HK$	US$
	(in thousands)
Summary Consolidated Cash Flow Data
Net cash generated from operating activities	84,327	79,112	10,078	8,969	5,784	737
Net cash used in investing activities	(139)	(14)	(2)	—	(14)	(2)
Net cash used in financing activities	(67,283)	(38,657)	(4,925)	(4,569)	(3,513)	(448)

Net increase in cash and cash equivalents	16,905	40,441	5,151	4,400	2,257	287
Cash and cash equivalents at the beginning of year	69,510	86,415	11,009	86,415	126,856	16,160

Cash and cash equivalents at the end of year	86,415	126,856	16,160	90,815	129,113	16,447

  Operating activities

        Net cash generated from operating activities for the three months ended March 31, 2019 was HK$5.8 million (US$0.7 million), which consists of our profit before tax of HK$256.4 million (US$33.0 million) as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily included HK$124.2 million (US$15.8 million) of net fair value changes on financial assets at fair value through profit or loss in connection with our strategic investment business, partially offset by HK$5.4 million (US$0.7 million) of finance costs relating to our margin loans. The principal items accounting for the changes in operating assets and liabilities were HK$208.4 million (US$26.5 million) of decrease in amount with subsidiaries of our Controlling Shareholder attributable to intra-group treasury fund allocation, partially offset by HK$79.5 million (US$10.1 million) of increase in accounts and other payables and accruals primarily attributable to increase in pending trade payables of HK$54.8 million (US$7.0 million).

        Net cash generated from operating activities in 2018 was HK$79.1 million (US$10.1 million), which consists of our profit before tax of HK$609.0 million (US$77.6 million) as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily included HK$256.5 million (US$32.7 million) of fair value gain on financial assets at fair value through profit or loss in connection with our strategic investment business, partially offset by HK$9.0 million (US$1.2 million) of finance costs relating to our margin loans. The principal items accounting for the changes in operating assets and liabilities were (i) HK$699.9 million (US$89.2 million) of decrease in amount with subsidiaries of our Controlling Shareholder attributable to intra-group treasury fund allocation and (ii) HK$67.9 million (US$8.7 million) of increase in accounts receivable relating to the operations of our investment banking business, partially offset by (i) HK$439.2 million (US$56.0 million) of increase in amount with our Controlling Shareholder attributable to intra-group treasury fund allocation and (ii) HK$81.8 million (US$10.4 million) of increase in accounts and other payables and accruals primarily attributable to HK$55.1 million (US$7.0 million) of asset management fee received in advance.

        Net cash generated from operating activities in 2017 was HK$84.3 million, which consists of our profit before tax of HK$808.6 million as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily included HK$684.7 million of fair value gain on financial assets at fair value through profit or loss in connection with our strategic investment business, partially offset by HK$28.7 million of finance costs relating to our margin loans. The principal item accounting for the changes in operating assets and liabilities was (i) HK$284.5 million of increase in amount with our Controlling Shareholder attributable to allocation of costs and expenses by our Controlling Shareholder and (ii) HK$199.9 million of decrease in financial assets at fair value through profit or loss in connection with our strategic investment business, partially offset by HK$460.3 million of decrease in amount with subsidiaries of our Controlling Shareholder attributable to allocation of costs and expenses by our Controlling Shareholder.

  Investing activities

        Net cash used in investing activities for the three months ended March 31, 2019 was HK$14 thousand (US$2 thousand), which was attributable to the purchase of computer equipment.

        Net cash used in investing activities in 2018 was HK$14 thousand (US$2 thousand), which was attributable to the purchase of office equipment.

        Net cash used in investing activities in 2017 was HK$138.7 thousand, which was attributable to the purchase of office equipment.

  Financing activities

        Net cash used in financing activities for the three months ended March 31, 2019 was HK$3.5 million (US$0.4 million), which was due to settlement of finance costs relating to the margin loan.

        Net cash used in financing activities in 2018 was HK$38.7 million (US$4.9 million), which was due to repayment of margin loan payable of HK$29.6 million (US$3.8 million) and HK$9.0 million (US$1.2 million) of repayment of finance costs relating to the margin loan.

        Net cash used in financing activities in 2017 was HK$67.3 million, which was due to repayment of margin loan payable of HK$38.6 million and HK$28.7 million of repayment of finance costs relating to the margin loan.

        Prior to this offering, our principal sources of liquidity to finance our operating and investing activities have been net cash provided by operating activities. As of March 31, 2019, we had HK$129.1 million (US$16.4 million) in cash and cash equivalents, out of which HK$51.7 million (US$6.6 million) was held in U.S. dollars, HK$77.2 million (US$9.8 million) was held in Hong Kong dollars, and the rest was held in other currencies. Our cash and cash equivalents primarily consist of cash on hand and general bank balances excluding segregated clients' bank account balances, which are unrestricted for withdrawal or use.

        We believe that our current cash and cash equivalents, proceeds from this offering, and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements, capital expenditures, and debt repayment obligations for at least the next 12 months. After this offering, we may decide to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increasing fixed obligations and could result in operating covenants that would restrict our operations.

Regulatory Capital Requirements

        Subject to certain exemptions specified under the Securities and Futures (Financial Resources) Rules of Hong Kong, or the HK Financial Resources Rules, two of our Hong Kong subsidiaries, AMTD Global Markets Limited and Asia Alternative Asset Partners Limited, are securities dealers registered with the HKSFC and thus are required to maintain minimum paid-up share capital in accordance with the HK Financial Resources Rules. The following table sets forth a summary of the key requirements on minimum paid-up share capital under the HK Financial Resources Rules that are applicable to AMTD Global Markets Limited and Asia Alternative Asset Partners Limited.

	Regulated Activities	Minimum Amount of Paid-up Share
AMTD Global Markets Limited	A company licensed for Type 1, Type 2, Type 4, Type 6, and Type 9 regulated activities	HK$	10,000,000
Asia Alternative Asset Partners Limited	A company licensed for Type 1, Type 4, and Type 9 regulated activities	HK$	10,000,000

        In addition, the HK Financial Resources Rules also require a licensed company to maintain minimum liquid capital. The minimum liquid capital requirements under the HK Financial Resources Rules that are applicable to AMTD Global Markets Limited and Asia Alternative Asset Partners Limited are the higher of the amount of (i) and (ii) below:

          (i)  the amount of:

	Regulated Activities	Minimum Amount of Liquid Capital
AMTD Global Markets Limited	A company licensed for Type 1, Type 2, Type 4, Type 6, and Type 9 regulated activities	HK$	3,000,000
Asia Alternative Asset Partners Limited	A company licensed for Type 1, Type 4, and Type 9 regulated activities	HK$	3,000,000

         (ii)  in the case of a company licensed for any regulated activities other than Type 3 regulated activities, its variable required liquid capital, which means 5% of the aggregate of (a) its adjusted liabilities, (b) the aggregate of the initial margin requirements in respect of outstanding futures contracts and outstanding options contracts held by it on behalf of its clients, and (c) the aggregate of the amounts of margin required to be deposited in respect of outstanding futures contracts and outstanding options contracts held by it on behalf of its clients, to the extent that such contracts are not subject to the requirement of payment of initial margin requirements.

        Regulatory capital requirements could restrict AMTD Global Markets Limited and Asia Alternative Asset Partners Limited from expanding their businesses and declaring dividends if their net capital do not meet regulatory requirements. As of December 31, 2017 and 2018 and March 31, 2019, aggregate excess regulatory liquid capital was HK$126.2 million, HK$126.7 million (US$16.2 million), and HK$106.0 million (US$13.5 million) for AMTD Global Markets Limited, and HK$0.7 million, HK$0.9 million (US$0.1 million), and HK$1.0 million (US$0.1 million) for Asia Alternative Asset Partners Limited, respectively. As of the date of this prospectus, AMTD Global Markets Limited and Asia Alternative Asset Partners Limited are in compliance with its regulatory capital requirements.

Capital Expenditures

        Our capital expenditures were HK$0.1 million in 2017, HK$14 thousand (US$2 thousand) in 2018, and HK$14 thousand (US$2 thousand) for the three months ended March 31, 2019. In these periods, our capital expenditures were primarily used for purchases of office equipment. We will continue to make capital expenditures to meet the expected growth of our business. We intend to fund our future capital expenditures with our existing cash balance and proceeds from this offering.

Contractual Obligations

        We did not have any significant capital and other commitments, long-term obligations or guarantees as of March 31, 2019.

Off-Balance Sheet Commitments and Arrangements

        We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, except for the warrant we issued to Value Partners in March 2019, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder's equity or that are not reflected in our consolidated financial statements. For further details on the warrant, see "Capitalization." Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging, or product development services with us.

Significant Accounting Policies

        We prepare our financial statements in accordance with IFRS issued by the IASB, which requires us to make judgments, estimates, and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience, and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

        The following descriptions of significant accounting policies, judgments, and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus. When reviewing our financial statements, you should consider (i) our selection of significant accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies, and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Fair Value Measurement

        We measure our debt and equity investments at fair value at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by us. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming the market participants act in their best economic interest.

        We use valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs, and minimizing the use of unobservable inputs.

        All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

  •
  Level 1—based on quoted prices (unadjusted) in active markets for identical assets or liabilities

  •
  Level 2—based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly

  •
  Level 3—based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

        For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, we determine whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Investments and Other Financial Assets

Initial Recognition and Measurement

        Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income, and fair value through profit or loss.

        The classification of financial assets at initial recognition depends on the financial asset's contractual cash flow characteristics and our business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which we have applied the practical expedient of not adjusting the effect of a significant financing component, we initially measure a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which we have applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out for "—Revenue Recognition" below.

        Our business model for managing financial assets refers to how we manage our financial assets in order to generate cash flows. Our business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

        All regular way purchases and sales of financial assets are recognized on the trade date, which is the date that we commit to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Subsequent Measurement

        The subsequent measurement of financial assets depends on their classification as follows:

        Financial Assets at Fair Value Through Profit or Loss

        Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model.

        Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in profit or loss.

        This category includes equity investments that we had not irrevocably elected to classify at fair value through other comprehensive income. Dividends on equity investments classified as financial assets at fair value profit or loss are also recognized as revenue in profit or loss when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to us, and the amount of the dividend can be measured reliably.

Impairment of Financial Assets

        We recognize an allowance for expected credit losses for all debt instruments not held at fair value through profit or loss. Expected credit losses are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that we expect to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

General Approach

        Expected credit losses are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, expected credit losses are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month expected credit losses). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime expected credit loss).

        At each reporting date, we assess whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, we compare the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as of the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward-looking information.

        We consider a financial asset in default when contractual payments are 60-120 days past due. However, in certain cases, we may also consider a financial asset to be in default when internal or external information indicates that we are unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by us. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

        Financial assets at amortized cost are subject to impairment under the general approach and they are classified within the following stages for measurement of expected credit losses except for trade receivables and contract assets, which apply the simplified approach as detailed below.

  •
  Stage 1—Financial instruments for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12-month expected credit losses.

  •
  Stage 2—Financial instruments for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime expected credit losses.

  •
  Stage 3—Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit-impaired) and for which the loss allowance is measured at an amount equal to lifetime expected credit losses.

Simplified Approach

        For accounts receivable that do not contain a significant financing component or when we apply the practical expedient of not adjusting the effect of a significant financing component, we apply the simplified approach in calculating expected credit losses. Under the simplified approach, we do not track changes in credit risk, but instead recognize a loss allowance based on lifetime expected credit losses at each reporting date. We have established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

        For accounts receivable that contain a significant financing component, we choose as our accounting policy to adopt the simplified approach in calculating expected credit losses with policies as described above.

Revenue Recognition

Revenue from Contracts with Customers

        Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services.

        When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which we will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

        The primary components of revenue are investment banking fee and income and asset management fee.

(i)  Investment banking fee and income

  Investment banking service income is composed of underwriting commission, brokerage fee and financial advisory fee. Underwriting commission earned from underwriting equity and debt securities is recognized at the point in time when our performance under the terms of a contractual arrangement is completed, which is typically at the closing of a transaction if there is no uncertainty or contingency related to the amount to be paid. The normal credit term is 60 to 120 days upon the completion of performance.

  Brokerage fee earned from sales of equity and debt securities from underwriting is recognized at the point in time when the associated service is fulfilled, generally on the trade execution date.

  Financial advisory fee is recognized as advice is provided to the customer, based on the estimated progress of work and when revenue is not probable of a significant reversal. The majority of the contracts have a duration of 60 to 120 days.

(ii)  Asset management fee

  Asset management fee primarily includes fees associated with asset management, performance-based incentive fee, brokerage and handling fee. Substantially all of the management fee and the performance-based incentive fee are subject to variable consideration based on the underlying AUM of a customer's account. Management fee is recognized when services are performed and the fee becomes known. Performance-based incentive fee is recognized when the performance target is met and the revenue is not probable of a significant reversal. For the years ended December 31, 2017 and 2018, no revenue was related to such variable consideration and recognized from performance obligations satisfied in previous periods.

  Brokerage and handling fees are recognized at the point in time when the associated service is fulfilled, generally on the trade execution date.

Revenue from Other Sources

        Net fair value changes on financial assets at fair value through profit or loss and those held for trading, including realized gains or losses which are recognized on the transaction dates when the relevant debt and equity securities are disposed and unrealized fair value changes which are recognized in the period in which they arise.

        Dividend income is recognized when the shareholders' right to receive payment has been established, it is probable that the economic benefits associated with the dividend will flow to us and the amount of the dividend can be measured reliably.

Contract liabilities

        A contract liability is the obligation to transfer goods or services to a customer for which we had received a consideration (or an amount of consideration that is due) from the customer. If a customer pays the consideration before we transfer goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when we perform under the contract.

        Since 2018, for certain customers of our asset management service, we require upfront payment of management fee and recorded such upfront fee as contract liabilities in other payables and accruals. Upfront fee is recognized as revenue based on the time elapsed for the service period. Asset management contracts normally cover periods of one to three years.

Related Parties

        A party is considered to be related to us if:

  (i)
  the party is a person or a close member of that person's family and that person

  (a)
  has control or joint control over us;

  (b)
  has significant influence over us; or

    (c)
    is a member of our key management personnel or of our parent; or

  (ii)
  the party is an entity where any of the following conditions applies:

  (a)
  we and the entity are members of a same group;

  (b)
  one entity is an associate or joint venture of the other entity (or of a parent, subsidiary, or fellow subsidiary of the other entity);

  (c)
  we and the entity are joint ventures of the same third party;

  (d)
  one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

  (e)
  the entity is a post-employment benefit plan for the benefit of either our employees or employees of an entity related to us, and the sponsoring employers of the post-employment benefit plan;

  (f)
  the entity is controlled or jointly controlled by a person identified in (i);

  (g)
  a person identified in (i)(a) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

  (h)
  the entity, or any member of a group of which it is a part, provides key management personnel services to us or to our parent.

Internal Control Over Financial Reporting

        Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control. Our management has not completed an assessment of the effectiveness of our internal control and procedures over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of January 1, 2017 and December 31, 2017 and 2018 and for each of the two years in the period ended December 31, 2018, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting as of December 31, 2018. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company's annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

        The material weaknesses identified relate to (i) the lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of IFRS and SEC rules and regulations to address complex technical accounting issues and SEC reporting requirements, (ii) insufficient dedicated resources and experienced personnel involved in designing and reviewing internal control over financial reporting, and (iii) failure to establish effective process over the identification, evaluation, and disclosure of related parted parties and related party transactions. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. We and they are required to do so only after we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

        To remediate our identified material weaknesses subsequent to December 31, 2018, we plan to adopt measures to improve our internal control over financial reporting, including, among others: (i) forming our financial reporting and accounting team with personnel who have appropriate knowledge and experience of SEC reporting requirements, (ii) establishing an internal audit department with sufficient resources and experienced personnel to design, review and monitor internal control over financial reporting, (iii) upgrading our financial system to enhance its effectiveness and enhance control of financial reporting, (iv) organizing regular training for our accounting staff, especially training related to complex accounting standards and updates on IFRS and SEC reporting requirements, (v) enhancing documentation procedures to be followed by the accounting personnel, and (vi) adding resources to establish effective oversight and implement reporting requirements for related parties and related party transactions to ensure related accounting treatment and disclosure are accurate, complete and in compliance with IFRS.

        However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See "Risk Factors—Risks Relating to Our Business and Industry—We have identified three material weaknesses in our internal control over financial reporting as of December 31, 2018, and if we fail to implement and maintain an effective system of internal control to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud."

        As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company's internal control over financial reporting.

Holding Company Structure

        AMTD International Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our Hong Kong subsidiaries. As a result, our ability to pay dividends depends upon dividends paid by our Hong Kong subsidiaries. If our existing Hong Kong subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Inflation

        To date, inflation in Hong Kong has not materially affected our results of operations. According to the Census and Statistics Department of Hong Kong, the year-over-year percent changes in the consumer price index for December 2017 and 2018 were increases of 1.7% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if Hong Kong experiences higher rates of inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

        Most of our revenues and expenses are denominated in Hong Kong dollar or U.S. dollar. Certain of our transactions are denominated in foreign currencies and therefore we are exposed to foreign currency risk. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Hong Kong dollar because the value of our business is mainly denominated in Hong Kong dollar, while our ADSs will be traded in U.S. dollars.

        In addition, foreign exchange risk also arises from the possibility that fluctuations in foreign exchange rates can impact the value of financial instruments. We are exposed to minimal foreign exchange risk since Hong Kong dollars are pegged against U.S. dollars. The impact of foreign exchange fluctuations in our earnings is included in foreign exchange differences, net in the consolidated statements of cash flows.

        To the extent we need to convert U.S. dollars into Hong Kong dollars for our operations, appreciation of Hong Kong dollar against the U.S. dollar would reduce the amount in Hong Kong dollars we receive from the conversion. Conversely, if we decide to convert Hong Kong dollars into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Hong Kong dollar would reduce the U.S. dollar amounts available to us.

Interest rate risk

        Our exposure to interest rate risk primarily relates to the bank balances and loans receivable. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

Credit risk

        We have adopted a policy of only dealing with creditworthy counterparties, as a means of mitigating the risk of financial loss from defaults. Our exposure to our counterparties are continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties. Our credit exposure is controlled by counterparty limits that are reviewed and approved by our senior management periodically.

        We do not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The credit risk on liquid funds is limited because the counterparties are mainly banks with sound credit. The credit risk on our debt instruments is not significant.

Recently Issued Accounting Pronouncements

        A list of recently issued accounting pronouncements that are relevant to us is included in note 2.2 to our consolidated financial statements included elsewhere in this prospectus.

INDUSTRY

Overview of the Financial Services Industry in Hong Kong

        The financial services industry plays a pivotal role in Hong Kong's economy. In 2017, the added value of the financial services industry amounted to US$64.4 billion, representing 18.9% of Hong Kong's gross domestic product, or GDP. The competitive low-rate tax regime, stringent and transparent regulatory systems, and a free flow of capital and information in Hong Kong all contribute to lower operational costs and high efficiency for financial institutions, and has enhanced Hong Kong's position as one of the world's leading financial centers that provides a wide range of comprehensive financial products and services.

        Capital markets and asset management have experienced faster growth among all sectors in the financial services market. In 2018, Hong Kong was the world's largest IPO market with US$34.9 billion capital raised, representing a robust annual growth rate of 176.9%. Hong Kong is also the largest offshore center for China-based companies issuing U.S. dollar-denominated bonds and one of Asia's leading asset management centers. Driven by the opening up of China's financial market and initiatives such as the "Belt and Road," an increasing number of China-based companies are actively going abroad and thus generating tremendous demand for financial services. Moreover, Hong Kong is also attractive for Asia-pacific companies to meet their diversified demands in both financing and investment for growth and expansion.

        Hong Kong's financial services industry is highly regulated. The total number of HKSFC-licensed companies increased from 3,545 in 2013 to 4,892 in 2017. Key market players in Hong Kong's financial services industry can be categorized into Hong Kong-headquartered companies, subsidiaries of China-based companies, and subsidiaries or branches of global companies, which are characterised by the geographical locations where the majority of their management teams and headquarters are based, being Hong Kong, China, and other countries and regions, respectively. Global and China-based companies traditionally dominate Hong Kong's financial service industry.

Total Addressable Market

Capital Markets

Equity capital markets in Hong Kong and the United States

        Equity capital markets in Hong Kong and the United States are the most attractive overseas listing venues for China-based companies, especially for the new economy companies. The new economy companies generally refer to businesses that achieve rapid growth through progressive entrepreneurships, technological advancements, and innovative business models. In 2018, Hong Kong's IPO market was the top global listing venue as measured by the amount of capital raised. Driven by abundant transactions of traditional economy and unicorn companies, as well as investor enthusiasm, total capital raised by China-based companies in Hong Kong and the U.S. equity capital markets reached US$44.0 billion in 2018, representing an increase of 165.5% from 2017. At the same time, the continuous growth of the new economy companies in China has generated substantial demand for capital. In 2013, the amount of IPO proceeds raised by new economy companies in China only accounted for 7.3% of the total IPO proceeds in the Hong Kong and U.S. equity capital markets. Such percentage has grown rapidly since then and reached 57.1% in 2018. It is projected that IPO transactions in both markets will maintain a strong position between 2019 and 2023, according to the CIC Report.

        The following diagram illustrates the growth of IPOs by China-based companies in Hong Kong and the United States in terms of the capital raised for the periods presented.

Capital Raised by China-based Companies Through IPOs in Hong Kong and the United States, 2013-2023E

Source: SEHK, SEC, China Insights Consultancy

Debt capital markets in Hong Kong

        Hong Kong is a mature market for bonds that are denominated in domestic and foreign currencies. The size of the debt capital markets in Hong Kong, as measured by the total capital raised in the SEHK, increased from US$74.2 billion in 2013 to US$152.7 billion in 2018, representing a compound annual growth rate, or CAGR, of 15.5%. In 2018, the debt capital markets experienced a decline as a result of regulatory restrictions imposed on PRC issuers, such as lower overseas debt issuance quotas assigned by the National Development and Reform Commission and stricter approval requirements by the China Securities Regulatory Commission.

        With the expectation of a slower interest rate hike in the United States, the overall economic growth in Asia, and continued financial reforms in China, more PRC and foreign enterprises are expected to seek debt refinancing opportunities in Hong Kong. According to the CIC Report, the total capital raised in the debt capital markets in Hong Kong is estimated to reach US$225.8 billion by 2023, representing a CAGR of 7.1% from 2019 to 2023. Financial institutions and real estate developers are the major issuers in the debt capital markets in Hong Kong. In 2018, the capital raised by financial institutions and real estate developers represent 37.8% and 16.1%, respectively, of the total capital raised in the debt capital markets in Hong Kong. From 2013 to 2018, financial institutions demonstrated the strongest debt refinancing needs with the amount of capital raised increasing at a CAGR of 42.1%. Driven by the demand for better capital adequacy positions by commercial banks, there were several mega-sized debt offering transactions from 2013 to 2018, such as additional tier one capital preferred shares, or AT1 capital preferred shares, issued by Postal Savings Bank of China. The following diagram illustrates the growth of the debt capital markets in terms of capital raised for the periods presented.

Capital Raised in the Debt Capital Market by Industry, Hong Kong, 2013-2023E

Source: SEHK and China Insights Consultancy

Note: The Hong Kong debt capital markets products include government bonds, corporate bonds, and AT1 capital preferred shares issued in the SEHK.

Asset Management

        The market of HKSFC-licensed asset management firms as measured by AUM increased from US$1.30 trillion in 2013 to US$1.74 trillion in 2017, representing a CAGR of 7.7%. These asset management firms dominated the market with approximately 87.9% market share in the asset management industry in Hong Kong in 2017. In terms of client type, corporate and other institutional investors accounted for approximately 60% of the AUM of the asset management industry in Hong Kong in 2017.

        For Hong Kong-headquartered companies, AUM increased from US$92.6 billion in 2013 to US$122.0 billion in 2017, representing a CAGR of 7.1%. According to the CIC Report, Hong Kong's asset management industry is expected to continue to experience steady growth over the next five years, driven by factors such as the steady growth of the number of China-based companies raising capital in the Hong Kong capital markets and the amount of capital they raise, as well as their increasing demand for offshore asset diversification and appreciation. As a result, the market size of the asset management industry in Hong Kong is expected to reach US$2.58 trillion by 2023, representing a CAGR of 7.3% from 2018. The following diagram illustrates the AUM of the asset management industry in Hong Kong for the periods presented.

AUM of the HKSFC-Licensed Asset Management Industry, Hong Kong, 2013-2023E

Source: HKSFC, China Insights Consultancy

Note: The players in the asset management industry in Hong Kong primarily include HKSFC-licensed asset management companies, registered banks, and non-HKSFC-licensed insurance companies. HKSFC-licensed asset management companies consist of independent non-bank and non-insurance companies and licensed insurance companies. The market size represents the AUM of HKSFC-licensed asset management companies in Hong Kong. In 2017, HKSFC-licensed asset management companies had a market share of approximately 87.9% in Hong Kong's asset management industry, as measured by AUM.

Investment

        The total investment amounts in China's equity investment market, excluding IPO activities, increased from US$56.1 billion in 2013 to US$209.2 billion in 2018, representing a robust CAGR of 30.1%. Such number is estimated to reach US$474.5 billion by 2023, according to the CIC Report. The new economy companies have been playing a significant role in driving the structural economic transformation in China. According to the CIC Report, the gross merchandise value of the new economy companies in China increased to US$3.4 trillion in 2017, representing a robust CAGR of 35.1% from 2013 to 2017. Boosted by the financing demands of the new economy companies, equity investments in the new economy companies increased from US$22.6 billion in 2013 to US$122.1 billion in 2018, representing a robust CAGR of 40.2%. Such number is estimated to reach US$304.9 billion by 2023, accounting for over 60% of the total equity investment market in China, according to the CIC Report. The following diagram illustrates the growth of the equity investment market in China for the periods presented.

Total Investment Amount of Equity Investment Market and the New Economy Market, China, 2013-2023E

Source: China Insights Consultancy

        Leveraging extensive industry expertise and capital markets resources, investment banking firms are able to help investee companies improve corporate governance structures and diversify financing channels. As a result of these advantages, investment banking firms have been playing an important role in the equity investment market for both traditional economies and emerging economies.

Market Drivers

Favorable Policies and Increasing Demand for Financing Services by China-based Companies

        The PRC government emphasizes the importance of private companies through a number of mandates, such as reducing the value-added tax rate, establishing a national fund to increase the convenience of financing, and encouraging innovative private companies to go public.

Strong financing needs from financial institution groups and real estate developers

        Traditional financial and real estate industries in China developed rapidly through financing and acquisition activities. In the Hong Kong capital markets, total capital raised by China-based financial institutions and real estate developers through equity and debt financings increased from US$51.1 billion in 2013 to US$113.7 billion in 2017. The corresponding percentage to the total capital raised from equity and debt markets increased from approximately 30% in 2013 to approximately 49%

in 2017. Considering the increasing capital requirements for commercial banks and the upcoming peak of the property mortgage repayment, it is estimated that the capital raised by companies in these two industries would reach US$132.8 billion and account for 45.7% of the total capital raised from equity and debt markets by 2023, according to the CIC Report.

Market Shares of the Total Capital Raised by China-based Financial Institutions and Real Estate Developers in Hong Kong, 2013-2023E.

Source: CSRC, SEHK, China Insights Consultancy

Note: The decline of the market share of total capital raised by China-based financial institutions and real estate developers in 2018 was mainly attributed to stringent regulations to their debt refinancing activities in China and a larger amount of IPO proceeds raised by the new economy companies in China, which accounted for 48.9% of the total IPO proceeds in the SEHK.

        The unfavorable conditions of the current stock market in China have raised growing concerns on the increasing underpriced or unapproved IPOs and undervalued secondary offerings, resulting in more capital raised overseas by traditional China-based companies. Many China-based companies also opt to issue more offshore U.S. dollar-denominated bonds in Asian markets, such as Hong Kong and Singapore. The number of offshore U.S. dollar-denominated bond offerings by China-based companies surged with a CAGR of 43.8% from 2013 to 2017. Bond offerings, especially those with a size less than US$100 million, increased rapidly. Smaller-size bond offerings as a percentage of total U.S. dollar-denominated bond offerings by China-based companies increased from 3.6% in 2013 to 10.2% in 2017, according to the CIC Report.

Tremendous demand of the booming new economy companies in China

        China has been playing an important role in the development of the internet, digital technologies, and business model innovations. According to the CIC Report, in 2017, there were more than 85,000 emerging new economy companies in China with an estimated combined valuation of US$3.6 trillion, of which over 8,000 received more than US$101.7 billion investments in the same period. Driven by the evolving and highly competitive business environment in China, the new economy companies have been growing rapidly through investing in technologies and innovations, initiating marketing campaigns, and recruiting talent, among others. The booming of the new economy companies indicates strong growth potential for the capital markets in China, especially the equity investment markets and the equity capital markets. In terms of investment amount, activities of the equity investment market and the equity capital markets for the new economy companies as a percentage of the total market increased from 44.9% and 3.4% in 2013 to 53.5% and 9.0% in 2017, respectively.

Imperative refinancing needs of China-based financial institution groups and real estate developers

        Due to tightened credit policies, the government's deleveraging efforts, and the slowdown of economic growth in China, the traditional economy is facing structural challenges. Meanwhile, strengthened "supply-side structural reform" is accelerating the shifting of economic growth model, which generates an increasing demand for diversified financing. In particular, commercial banks and real estate developers are in imperative need of stable and cost-efficient funding channels in both onshore and offshore markets due to their strong reliance on capital and liquidity.

        Capital raised by financial institutions has been growing steadily along with their endogenous business growth. In particular, the number of commercial banks in China grew from 630 in 2013 to 1,430 in 2017. With growing influence in the financial industry and economic system, financial institutions have recurring financing needs to meet tightening capital adequacy requirements and are encouraged to issue low-risk bonds favored by the institutional investors due to their risk appetite. According to the China Banking Insurance Regulatory Commission, there are over 1,300 regional banks, including city commercial banks and rural commercial banks, whose total assets accounted for 22.6% of the total banking assets in 2017. For recurring refinancing purposes, they tend to leverage financings such as IPOs and AT1 capital preferred share offerings to maintain capital adequacy and improve balance sheets.

        As one of the pillar industries in China, the real estate market has experienced a rapid growth with total investment increasing from US$1.3 trillion in 2013 to US$1.6 trillion in 2017. Due to tightened credit and loan policies in recent years, many real estate developers have been under liquidity pressure and seeking equity and debt financing in overseas markets. Hong Kong is especially favored by real estate developers in China due to a less stringent regulatory environment and a diversified investor base. Lower interest rates and relaxed monetary policies in 2015 and 2016 encouraged real estate developers in China to finance their land acquisitions through debt offerings. A large number of three-year to five-year real-estate bonds were issued in 2015 and 2016, leading to a peak debt repayment period from 2018 to 2021. According to the CIC Report, as a result of limited external financing channels, real estate developers in China are expected to issue over US$150 billion bonds overseas between 2019 and 2021 to meet their repayment obligations.

Proximity to China, the Innate Advantage for Hong Kong

The "Greater Bay Area Initiative" is expected to further enhance Hong Kong's unique advantages

        By integrating Hong Kong, Macau, and the nine cities in Guangdong province, the Greater Bay Area Initiative formulated by the PRC government aims to build a world-class city cluster to serve as a crucial connecting point for the "Belt and Road Initiative." The "Greater Bay Area Initiative" demonstrates a huge growth potential by harnessing each city's core competitiveness, including Hong Kong's expertise in financial and professional services, Shenzhen's technological innovation capabilities, and Guangzhou's manufacturing strength. The completion of the Hong Kong-Zhuhai-Macao Bridge and the Express Rail Link further improved the logistical infrastructure in the Greater Bay Area and increased the flow of capital, talents, goods, and services. China-based companies are believed to be able to further benefit from Hong Kong's leading international financial center for fundraising, asset management, and other financial services.

Hong Kong's strategic location as a two-way gateway between China and global markets

        As of December 31, 2018, nearly half of Hong Kong-listed companies are China-based. Hong Kong has been the most important hub to connect China-based companies with global markets:

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  Dominant gateway to China.  Hong Kong continues to contribute a significant part of China's outbound and inbound investment. In 2017, Hong Kong originated and intermediated approximately 57.6% and 72.1% of China's outbound direct investment and inbound foreign direct investment, respectively.

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  Connectivity of capital markets.  The Shanghai-Hong Kong Stock Connect and the Shenzhen-Hong Kong Stock Connect have enhanced the capital flows between China and Hong

    Kong. The initiation of the China-Hong Kong Bond Connect in 2017 is expected to further increase the capital flows between China and Hong Kong.

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  Offshore Renminbi clearing center.  Serving as the world's largest offshore Renminbi clearing center, Renminbi transactions in Hong Kong accounted for approximately 75.7% of the total Renminbi transactions world wide in 2017. With the ongoing process of Renminbi internationalization, the number of Renminbi-denominated financial assets is expected to grow, which will enrich the types of investable underlying assets. In addition, the expansion of QFII, RQFII, and QDII quotas have also increased the flow of capital into and out of Hong Kong, further enhancing the position of the offshore Renminbi clearing center.

        A number of initiatives and reforms have been implemented by the Hong Kong authorities to embrace the new economy deals. For example, the "New Hong Kong Dual-Class and Biotech Companies Listing Regime," introduced in April 2018, improved the inclusion of the equity capital markets for pre-profit or pre-revenue biotech issuers and the new economy companies with weighted voting rights structure, and established a new concessionary secondary listing route for companies in emerging sectors. In addition, a series of initiatives such as a stamp duty waiver for all exchange traded funds, an extension of profit tax exemption to offshore private equity funds, and the issued "Code on Open-ended Fund Companies" have been implemented to further enhance Hong Kong's position as a global full-service asset management center.

Limitation of the A Share Stock Market

        Several limitations and high thresholds of the A share market, such as prolonged reviewing and approval process and profitability requirements have detered many competitive China-based companies including emerging new economy companies to get listed in A share market. As a result, overseas capital markets have become attractive alternatives for China-based companies, especially the new economy companies. According to the CIC Report, in 2018, 61 new economy companies in China chose the Hong Kong market and the U.S. market for their IPOs, accounting for 68.5% of the total number of deals and 76.4% of the total capital raised for the new economy IPOs.

        As policy focus shifts to deeper structural reforms, a series of reform agendas have been made since 2017 across many sectors including financial, state-owned enterprises, and social welfare. However, progresses such as increasing equity and bond inflows and easing cross-border Renminbi flows have not been fully reflected in the market performance. As uncertainties with respect to the recovery of the A Share stock market continue to exist, limited financing choices in China are expected to generate substantial tailwinds to offshore markets, especially the Hong Kong market.

Overseas Assets Allocation by Investors in China

        In the past, the penetration rate of global asset allocation among investors in China was significantly lower than the average rate in the developed countries. However, due to an evolving risk appetite and an increasing demand for portfolio diversification, the investment preference of investors in China has started to shift towards a more internationalized asset allocation mode. According to the CIC Report, the total amount of outbound direct investments increased from US$107.8 billion in 2013 to US$158.3 billion in 2017, representing a CAGR of 10.1%. Meanwhile, the amount of QDII quota increased from US$84.2 billion in 2013 to US$90.0 billion in 2017. Factors contributing to this trend also include the increasing proportion of financial assets to the total assets, the lack of attractive investment opportunities in China's domestic market, and the relatively stable and higher returns of overseas markets.

BUSINESS

Overview

        We are a leading Hong Kong-headquartered comprehensive financial institution. According to the CIC Report, we are the No. 1 independent investment banking firm in Asia as measured by both the number and the aggregate offering size of Hong Kong and U.S. IPOs completed in each of 2018 and the first quarter of 2019, and the largest independent asset management firm in Asia in serving both PRC regional banks and new economy companies as measured by AUM as of March 31, 2019.

        We are one of the few financial institutions with extensive financial industry knowledge and experience across Greater China that is majority-owned and managed by local Hong Kong entrepreneurs and professionals. This genuine "Hong Kong-owned" identity positions us to play an instrumental role in connecting local clients from Hong Kong and China with global capital markets. Compared to other global and Chinese market players in Hong Kong, we believe that we benefit from greater execution efficiency, supreme local market and industry know-how, and unparalleled access to the sizeable capital of Asia's tycoon families.

        Our global capital markets expertise, coupled with deep roots in Asia, have propelled us to become one of the "go-to" financial institutions in Hong Kong, fulfilling the complex financial needs of our clients across all phases of their growth and development. Our clientele includes PRC banks, privately-owned companies primarily in new economy sectors, and Hong Kong-based blue-chip conglomerates, among others.

        We operate a full-service platform encompassing three business lines: investment banking, asset management, and strategic investment.

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  Leading Investment Banking Business.  We offer a broad range of investment banking services, including equity underwriting, debt underwriting, advisory (on credit rating, financing, and mergers and acquisitions transactions), securities brokerage, institutional sales and distribution, and research, among others. According to the CIC Report, we ranked first among all independent investment banking firms in Asia as measured by both the number and the aggregate offering size of Hong Kong and U.S. IPOs completed in each of 2018 and the first quarter of 2019, and ranked ninth and third as a bookrunner among all investment banking firms as measured by the number of Hong Kong IPOs priced in 2018 and in the first quarter of 2019, respectively. We also ranked in the top ten among all global investment banking firms operating in Asia (excluding China-headquartered investment banking firms) as measured by the aggregate number of high-yield bond offerings by China-based companies and AT1 capital preferred share offerings by PRC regional banks in 2018 and the first quarter of 2019.

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  Top-tier Asset Management Services.  We provide professional investment management and advisory services primarily to corporate and other institutional clients. According to the CIC Report, we are one of the five largest HKSFC-licensed asset management firms headquartered in Hong Kong, and also the largest independent asset management firm in Asia in serving both PRC regional banks and new economy companies, in each case as measured by AUM as of March 31, 2019. Our AUM was HK$20.8 billion (US$2.6 billion) as of March 31, 2019.

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  Proven Strategic Investment Platform.  We make long-term strategic investments focusing on Asia's financial and new economy sectors. Through investing in market leaders and technological innovators, we gain access to unique opportunities and resources that complement our other businesses and augment our "AMTD SpiderNet" ecosystem. In 2018, we recorded dividend and gain related to disposed investment of HK$99.2 million (US$12.6 million). For the three months ended March 31, 2019, we did not record dividend and gain related to disposed investment as our investee companies typically do not distribute dividend in the first quarter of each year. For the year ended December 31, 2018 and the three months ended March 31, 2019, we recorded net fair value changes on financial assets at fair value through profit or loss of HK$256.5 million (US$32.7 million) and HK$124.2 million (US$15.8 million), respectively, both from our strategic investment business.

        The following diagram illustrates our business structure.

Notes:

(1)
Executive management committee is responsible for (i) overseeing our operational and business activities, (ii) managing risks across all business units and mid-to-back office functions, and (iii) implementing and executing policies and strategies as determined by our board of directors.

(2)
Investment banking executive committee is responsible for (i) approving acceptance of new business mandates, (ii) the overall review and management of potential risks and conflicts that may arise from new business mandates, and (iii) reviewing and approving the execution of investment banking transactions.

(3)
Investment committee is responsible for (i) reviewing and approving the investment-related activities across asset classes, (ii) providing parameters and guidance to the investment team, and (iii) post-investment management.

        We align ourselves with clients, shareholders, business partners, and investee companies to build an ever-extending, inter-connected network that creates value for all stakeholders, or the "AMTD SpiderNet" ecosystem. We believe that our "AMTD SpiderNet" ecosystem is the bedrock of our success. We actively help stakeholders in our ecosystem to explore business collaboration opportunities among themselves and provide financial solutions or additional resources needed to facilitate such collaboration. This, in turn, results in enduring relationships within the network, and expand the network by attracting corporations, industry associations, and other institutions seeking business opportunities and efficient channels of resources. This unique "AMTD SpiderNet" ecosystem, coupled with our ability to provide innovative and bespoke solutions, is a key growth driver of our overall businesses.

Our Competitive Strengths

        We believe that our proven track record of success and distinctive brand coupled with the following strengths give us significant competitive advantage.

Premier investment banking and asset management platform in Asia

        According to the CIC Report, we are the No. 1 independent investment banking firm in Asia as measured by both the number and the aggregate offering size of Hong Kong and U.S. IPOs completed in each of 2018 and the first quarter of 2019, and also ranked ninth and third as a bookrunner among all investment banking firms as measured by the number of Hong Kong IPOs priced in 2018 and in the first quarter of 2019, respectively. From the inception of our investment banking business in October 2015 to March 2019, we completed 36 equity offerings in Hong Kong and the United States as an underwriter or financial advisor, with an aggregate offering size of US$20.0 billion, including through the exercise of over-allotment options. We also ranked in the top ten among all global investment banking firms operating in Asia (excluding China-headquartered investment banking firms) as measured by the aggregate number of high-yield bonds issued by China-based companies and AT1 capital preferred share offerings completed by PRC regional banks in 2018 and the first quarter of 2019. Also during the same period, we completed 87 debt offerings, including offerings of high-yield bonds, investment grade bonds, unrated bonds, and AT1 capital preferred shares, with an aggregate offering size of US$35.5 billion.

        We are the largest independent asset management firm in Asia in serving both PRC regional banks and new economy companies in terms of AUM as of March 31, 2019, and one of the five largest HKSFC-licensed asset management firms headquartered in Hong Kong, in each case as measured by AUM as of March 31, 2019, according to the CIC Report. As of March 31, 2019, our AUM was HK$20.8 billion (US$2.6 billion).

        We believe that we can expand our industry-leading positions by leveraging our "AMTD SpiderNet" ecosystem, high-calibre professionals, comprehensive business coverage, and unparalleled access to the sizable capital of Asia's tycoon families.

Fast-rising and active "super-connector" with unique brand identity

        We believe that we have established a unique identity as an industry leader that is majority-owned and managed by Hong Kong entrepreneurs and professionals. This uniquely positions us as one of the most influential "super-connectors" in the region, bridging Hong Kong- and China-based corporate and other institutional clients with global markets. We have played a prominent role in numerous international events and initiatives to promote Hong Kong and "super-connect" China and the rest of the world through our extensive "AMTD SpiderNet" ecosystem.

        We are the only global strategic partner associate of the World Economic Forum among Hong Kong-headquartered financial institutions. In the 2018 and 2019 Forums in Davos, Switzerland, we established the "AMTD House," which was the first corporate center set up by a Hong Kong enterprise in its history. We also hosted various AMTD-branded industry initiatives and social events that were attended by many high-ranking government officials, renowned academics, and prominent business leaders from around the world. We were also the sole strategic partner of and, together with the Hong Kong government, co-hosted the world's first cross-border financial technology conference, Hong Kong Fintech Week 2018, which focused on Hong Kong's key role in the Greater Bay Area's financial technology industry.

        Since 2017, we have strategically positioned ourselves in Asia to optimize our role as a "super-connector." For instance, we have established a strategic collaboration with the Monetary Authority of Singapore by jointly hosting the 2017 and 2018 Singapore Fintech Festival, the world's largest financial technology conference together with various renowned global organizations. We also established in-depth cooperation with the Singapore Exchange Limited, and co-hosted a series of events to jointly promote China-based companies seeking offshore capital raising in Singapore. Our chairman of the board of directors and chief executive officer, Calvin Choi, was invited to deliver a keynote speech during the 10th anniversary celebration of Singapore Exchange Limited. In early 2019, we were invited by the ASEAN Bankers Association, the Monetary Authority of Singapore, and the International Finance Corporation to become the first corporate member of the ASEAN Financial Innovation Network, which was founded primarily to foster financial technology development in ASEAN countries focusing on financial inclusion. In Indonesia, we introduced our Controlling Shareholder to invest in a fast-growing online consumer finance platform, Awan Tunai. Through these strategic collaborations, we have established regional footprints and connections across South East Asia, which creates new opportunities for all stakeholders in our "AMTD SpiderNet."

        We initiated and established Regional Banks+ Strategic Cooperation Alliance through partnering with four leading PRC regional banks, and the Greater Bay Young Entrepreneurs Association by partnering with a number of leading new economy start-up companies headquartered in China's Greater Bay Area, which includes Hong Kong, Macau, and nine cities in Guangdong province of China. We proactively seek opportunities to spearhead a variety of initiatives because we believe it allows us to establish our unique brand identity on a global scale, creating new business opportunities, expanding our client reach, and enhancing and enriching our connectivity within the "AMTD SpiderNet" ecosystem. For further details, see "—Our Partnership Approach—'AMTD SpiderNet' Enhanced by Our 'Super-Connector' Role."

Unique "AMTD SpiderNet" ecosystem fostering rapid multi-dimensional expansion

        Our diverse and enriching initiatives and network of connections, together with our large client base to whom we provide a broad range of financial services, have resulted in multi-faceted relationships and the formation of our "AMTD SpiderNet" ecosystem—an ever-extending network in which we, together with our clients, shareholders, business partners, and investee companies, actively explore business collaboration opportunities. We do not regard any single stakeholder, service, or sector as an individual and isolated opportunity. Rather, we strive to connect and fulfill the needs and interests of multiple stakeholders in our ecosystem, especially those that might not be apparent or yield immediate returns in the first instance. By embracing the "AMTD SpiderNet" culture, we go beyond servicing one client offering one product at a time. Instead, we empower innovation and collaboration among multiple stakeholders by making full use of the uniqueness of our "AMTD SpiderNet," and uncover and create value for everyone, resulting in greater synergies, and stronger connections and economic benefits for us and all of our stakeholders.

        For example, Xiaomi Corporation is (i) our client in its US$5.4 billion Hong Kong IPO, (ii) a business partner of our Controlling Shareholder in establishing a financial platform, Gravitation Fintech HK Limited, which holds one of the only eight licensed virtual banks in Hong Kong as of the date of this prospectus, and conducts other financial collaborations, and (iii) a principal shareholder of Up Fintech Holding Limited, the parent company of Tiger Brokers, with whom we have a strategic partnership to expand our investment banking coverage network. As a result of our introduction, Xiaomi Corporation further invested in the U.S. IPO of Up Fintech Holding Limited, in which we acted as a lead bank and a joint bookrunner. For further details, see "—Our Partnership Approach—'AMTD SpiderNet' Empowered by One-Stop Solutions."

Comprehensive one-stop financial solutions platform with broad revenue mix

        We operate a comprehensive platform providing one-stop financial solutions, including equity and debt underwriting, mergers and acquisitions as well as strategy advisory, asset management, investment advisory, research and corporate access, securities brokerage, and sales and trading support. Our broad spectrum of financial services expertise and "total solutions" know-how position us well to better advise our clients through all phases of their financial and business life cycle and in any economic environment or market conditions. Our broad range of services also enable us to create multiple touchpoints with our clients, which deepen our relationship with them and allow us to identify additional potential business opportunities for both ourselves and others in our "AMTD SpiderNet." While we continue to offer multiple one-stop solutions to our clients, our client penetration, client retention, client loyalty, and lifetime client value are all greatly enhanced.

        For example, we have served Guangzhou Rural Commercial Bank in multiple transactions in the offshore market: (i) we acted as the sole financial advisor, a joint global coordinator, and a joint bookrunner in its US$1.2 billion Hong Kong IPO; (ii) we served as its asset manager; (iii) we were the sole financial advisor in the offshore loan syndication of one of its subsidiaries, Zhujiang Financial Leasing Co., Ltd.; (iv) we served as the sole credit rating advisor to Guangzhou Rural Commercial Bank in obtaining investment grade credit ratings from Moody's and Standard & Poor's, representing the highest credit rating ever given to a PRC regional bank; (v) our Controlling Shareholder partnered with approximately 50 shareholders, clients, and other stakeholders of Guangzhou Rural Commercial Bank to jointly establish Greater Bay Area Investment Group, the largest privately owned investment group in China's Greater Bay Area as measured by registered capital; (vi) Guangzhou Rural Commercial Bank introduced us to Guangzhou Metro Group Co., Ltd., which completed a US$200 million bond offering, in which we acted as a joint bookrunner; (vii) we initiated and established Regional Banks+ Strategic Cooperation Alliance in partnership with Guangzhou Rural Commercial Bank and other three leading PRC regional banks; (viii) we entered into strategic cooperation agreement with Guangzhou Rural Commercial Bank to provide offshore capital raising services to its clients as a strategic partner; (ix) we acted as the sole financial advisor in Guangzhou Rural Commercial Bank's U.S. dollar-denominated AT1 capital preferred shares, to be issued when relevant approval is granted; and (x) we are jointly establishing a wealth management company in China with Guangzhou Rural Commercial Bank, which is expected to be granted a PRC wealth management license subject to final regulatory approval, and collaborated in other financial activities. For further details, see "—Our Partnership Approach—'AMTD SpiderNet' Empowered by One-Stop Solutions."

        Our comprehensive services across a variety of sectors, product and service types, and client background increase diversity to our sources of revenue, which we believe provides us with greater financial stability throughout all phases of market cycles.

Market leadership in providing financial services to PRC regional banks and new economy companies

        We are a leading financial services provider for PRC regional banks, helping them gain access to international capital markets and promote their internationalization strategy. Since the inception of our investment banking business in October 2015, we have participated in five out of the eight Hong Kong IPOs of PRC regional banks, with an aggregate offering size of over US$5.1 billion. We also acted as joint global coordinators, a prominent and influential role in the syndicate teams in four of the transactions. According to the CIC Report, we ranked fifth in terms of the number of IPOs of PRC regional banks completed during 2017, 2018 and the first quarter of 2019 combined, and was the only Hong Kong-headquartered investment banking firm among the top ten players. In the same period, we acted as underwriters in the AT1 capital preferred share offerings of four PRC regional banks, with an aggregate offering size of US$5.3 billion, which was the second highest among all underwriters for this type of offering during this period. Among these offerings, we acted as joint global coordinators, a prominent and influential role in the syndicate teams, for three out of four transactions.

        Leveraging our leading position, excellent track record, and in-depth professional knowledge in the sector, we have also secured asset management mandates from multiple PRC regional banks. We are the largest independent asset management firm in Asia for PRC regional banks as measured by AUM as of March 31, 2019 according to the CIC Report. Our AUM attributable to these PRC regional banks increased by 18.6% and 6.1% during the year ended December 31, 2018 and the three months ended March 31, 2019, respectively.

        We are a principal shareholder of Bank of Qingdao, which is dual-listed in Hong Kong and China. Our chairman of the board of directors and chief executive officer, Calvin Choi, also serves as a director of Bank of Qingdao. In 2018, Mr. Choi led the establishment of Regional Banks+ Strategic Cooperation Alliance, with four PRC regional banks as founding members, and was selected as chairman of this alliance by its founding members. Rooted in China, this alliance is dedicated to empowering traditional financial businesses with financial technology, and developing a unique model of technology finance, smart finance, inclusive finance, and green finance in a cooperative and innovative way.

        In addition, we believe that we are one of the most active participants and promoters of the new economy sector. We acted as a joint bookrunner in the Hong Kong IPOs of Xiaomi Corporation and Meituan Dianping, the two largest IPOs in the technology sector globally in the past four years as well as the only two Hong Kong IPOs in which the issuers adopted weighted voting right structures. We have since then participated actively in a number of IPOs of new economy companies, and ranked fourth and first among all investment banking firms as measured by the number of Hong Kong IPOs underwritten in the new economy sector in 2018 and in the first quarter of 2019, respectively, according to the CIC Report.

        We also made strategic investments in three pioneers in the new economy sector, namely Shenzhen Royole Technologies Co., Ltd., or Royole, a global leader in flexible displays, flexible sensors, and related smart devices, 58 Finance, a leading financial technology platform, and FinEX Asia, an HKSFC-licensed asset management services provider specializing in fixed income, alternative, and private equity investments.

        We actively promote the development of the technology and financial technology sector. We acted as the sole strategic partner of Hong Kong Fintech Week 2018. In both 2017 and 2018, we jointly hosted the Singapore Fintech Festival as a strategic partner. In order to support incubating the next-generation of talent in the financial technology sector, we launched Hong Kong's first university-industry collaborative financial technology center with Hong Kong Polytechnic University in 2018 to provide financial technology education and training programs to students and professionals. In 2017, we also established an innovation hub in Hong Kong with the University of Waterloo, which aims to bring together leading academic researchers and industry professionals to share their knowledge and experience on big data, blockchain, internet of things, smart cities, and financial technology to enhance education and innovation. For further details, see "—Our Partnership Approach—'AMTD SpiderNet' Enhanced by Our "Super-Connector" Role."

Seasoned management team backed by industry leaders and professional talents

        Our management team is comprised of visionary executives with extensive experience in investment banking, financial, and professional services. We believe that the global vision, reputation, professional experience, and the deep connections of our management team bring us unparalleled competitive advantages in identifying business opportunities, providing innovative solutions, and securing prime investment opportunities. Calvin Choi, our chairman of the board of directors and chief executive officer, is a seasoned investment banker and was named a "Young Global Leader" at the 2017 World Economic Forum and was selected by the Institutional Investor magazine as one of the "2016 Fintech Finance 35". Our vice chairman, Marcellus Wong, is a member of the Joint Liaison Committee on Taxation, who advises the Hong Kong government on taxation issues, the former president of the Taxation Institute of Hong Kong, and had been consistently named by Euromoney as one of the "world's leading tax advisers" in Hong Kong and China. Our executive officers have on average 20 years of working experience in the investment banking and financial services industries. They form the backbone of our talent pool and are the foundation upon which we have built our success.

        Our management team receives strong support from a global advisory committee that comprises key executives from our shareholders, widely recognized leaders in the investment banking industry, seasoned entrepreneurs, and financial industry leaders, many of whom have previously served in banking, taxation, and insurance sectors and government authorities. The global advisory committee advises on principal policies and strategies, and guides us to conduct our businesses adhering to strict legal and compliance standards and uphold industry best practices. Our management team oversees and maintains a team of talented and experienced investment banking and financial services professionals, enabling us to provide seamless execution with in-depth sector knowledge and product expertise that are more commonly found in international investment banking firms and large financial institutions.

        Under the guidance of our senior management team, and benefiting from the expertise and extensive connections of the global advisory committee members and our committed professional team, we are growing rapidly while tapping into the extraordinary possibilities by fully engaging all members of our management, global advisory committee, and our professional team fully into the "AMTD SpiderNet" ecosystem.

Our Growth Strategies

        Our business model and competitive strengths provide us with multiple avenues for growth. We intend to execute the following key strategies.

Expand our footprint in major capital markets globally

        We aspire to become a global provider of comprehensive financial services, and intend to expand our footprint to stay ahead of our clients' global ambition and financing needs. We plan to establish offices in key financial centers in the United States and Southeast Asia, such as New York City and Singapore, to reinforce our one-stop solutions strategy to target primarily corporate and institutional clients in need of global financial services. Meanwhile, we will continue to seek investment opportunities in selected markets globally to strengthen our access to cutting-edge technologies and financial solutions.

        We plan to evaluate and selectively pursue strategic alliance, investments, and acquisition opportunities outside Hong Kong to optimize our talent pool, broaden our service offerings, expand our client reach, and strengthen relationships with our business partners. We may invest in or acquire businesses in overseas markets that hold licenses or permits in particular sectors of interest to us, in order to increase our client base and enhance our service capabilities.

Diversify the mix of our service capabilities

        We seek to remain ahead of the evolving and increasingly complex needs of our clients and continue to broaden our service capabilities. We plan to gain further access to the U.S. equity market by establishing capabilities and obtaining requisite licenses in light of the continuing high demand from China-based companies for capital from the U.S. markets. By selectively investing in additional capabilities, we will continue to serve clients' needs and create monetization opportunities within our ecosystem. In addition, a broadened mix of service capabilities will also help diversify our revenue sources to withstand market fluctuations.

Further strengthen our "AMTD SpiderNet" ecosystem

        We plan to further strengthen the depth and breadth of our "AMTD SpiderNet" ecosystem. Our proven track record across multiple businesses provides multifaceted benefits of the "AMTD SpiderNet" for our shareholders, business partners, clients, and investee, forming an ecosystem as strong as the quality and depth of its contributing stakeholders. We will continue to identify opportunities to drive the scale and reach of the ecosystem, facilitate cross-selling efforts, and exploit growth and cooperation possibilities. We will continue to increase our industry initiative and social efforts to ensure the healthy and sustainable development of our "AMTD SpiderNet."

Continue to invest in technology and people

        We will continue to invest in technology that will benefit our business partners and clients, both to echo our endorsement and support for technological innovation and to facilitate the execution of our growth strategies. We believe that our people are our most valuable asset and form the cornerstone of our business, and we will continue to invest in attracting and retaining experienced and well-connected professionals at all levels and across all functions to support our growth and ensure quality services to our clients. In particular, we are investing to grow our investment banking team to meet our intensifying business needs. At the same time, we plan to ensure that our compliance and risk management teams are adequately expanded to properly monitor and mitigate potential risks.

Our Partnership Approach

"AMTD SpiderNet" Empowered by One-Stop Solutions

        We discover and selectively engage a broad range of promising clients with diverse backgrounds and at various stages of development. We offer comprehensive financial services to fulfill the needs of our clients throughout their lifecycles. We stay close to our clients to understand and anticipate their needs. Our services are tailored with a collaborative overlay, providing clients with one-stop solutions.

        With each business opportunity, we consider ourselves a business partner for the prospective client, rather than merely a service agency of a particular product or service. We strive to unlock and maximize the extraordinary value embedded in each relationship and to expand opportunities for collaboration and partnership both between us and our clients, as well as among clients. This forms the foundation of our "AMTD SpiderNet" ecosystem and defines our shared firm-wide core values and culture.

Case Study: Bank of Qingdao

        Bank of Qingdao is the largest regional bank in Shandong province of China, and is listed on the main board of the SEHK, and the small and medium enterprise board of the Shenzhen Stock Exchange, or SZSE. We served Bank of Qingdao in its Hong Kong IPO and offshore AT1 capital preferred share offering, and also provide it with discretionary asset management services. We later invested in Bank of Qingdao and obtained a seat on its board of directors. It is also a business partner in the joint establishment of Regional Banks+ Strategic Cooperation Alliance.

#	One-stop Solution or Event	Role in AMTD SpiderNet
1	Joint global coordinator and joint bookrunner—US$580 million Hong Kong IPO	Client
2	Joint global coordinator and joint bookrunner—US$1.2 billion AT1 capital preferred share offering	Client
3	Discretionary asset management services provider	Client
4	Strategic investment with a board seat	Investee Company
5	Joint establishment of Regional Banks+ Strategic Cooperation Alliance	Business Partner

Case Study: Guangzhou Rural Commercial Bank

        Guangzhou Rural Commercial Bank is an SEHK-listed regional bank in Guangdong province of China. Our history of serving Guangzhou Rural Commercial Bank during the period leading to its

Hong Kong IPO in June 2017 and thereafter demonstrates our capabilities in delivering comprehensive one-stop financial solutions. We continue to develop new service and revenue generation opportunities.

#	One-stop Solution or Event	Role in AMTD SpiderNet
1	Sole financial advisor, joint global coordinator, and joint bookrunner—US$1.2 billion Hong Kong IPO	Client
2	Sole international credit rating advisor—investment grade credit ratings from Moody's and S&P Global Ratings	Client
3	Strategic partner—we entered into strategic cooperation agreement with Guangzhou Rural Commercial Bank to provide access to offshore capital markets to its clients	Business Partner
4	Discretionary asset management services provider	Client
5	Sole financial advisor—advisory on the offshore loan syndication of one of its subsidiaries, Zhujiang Financial Leasing Co., Ltd.	Client
6	Introduced our Controlling Shareholder to co-establish Greater Bay Area Investment Group together with approximately 50 stakeholders of Guangzhou Rural Commercial Bank	Business Partner
7	Joint establishment of Regional Banks+ Strategic Cooperation Alliance	Business Partner
8	Joint bookrunner—introduced us to Guangzhou Metro Group Co., Ltd; we acted as a joint bookrunner in its US$200 million bond offering	Business Partner
9	Sole financial advisor—U.S. dollar-denominated AT1 capital preferred share offering to be issued when relevant regulatory approval is granted	Client
10	Jointly establishing a wealth management company in China, which is expected to be granted a PRC wealth management license subject to final regulatory approval, and collaboration in other financial activities	Business Partner

Case Study: Zhongyuan Bank

        Zhongyuan Bank is listed on the SEHK and the largest regional bank in Henan province of China. After we served as the sole financial advisor in its July 2017 Hong Kong IPO, we maintained regular communication with this client which led to a number of business opportunities. We were involved in this client's overseas business development and have built a strong relationship with the client, which we believe led to subsequent service engagements and business introduction.

#	One-stop Solution or Event	Role in AMTD SpiderNet
1	Sole financial advisor—US$1.2 billion Hong Kong IPO	Client
2	Joint global coordinator and joint bookrunner—US$1.4 billion AT1 capital preferred share offering	Client
3	Introduced us to ZH International Holdings Limited; we acted as the sole placing agent in its US$200 million bond offering	Business Partner
4	Introduced us to Zhengzhou Zhongrui Industrial Group Co., Ltd.; we acted as a joint global coordinator and joint bookrunner in its US$85 million bond offering	Business Partner
5	Introduced us to China Chunlai Education Group Co., Ltd.; we acted as a joint global coordinator and joint bookrunner in its US$79 million Hong Kong IPO	Business Partner
6	Introduced us to Tangshan Financial Holding Group; we acted as a joint placing agent in its US$50 million bond offering	Business Partner
7	We introduced our Controlling Shareholder to jointly establish Yuanyin International Limited, a financial services platform, together with a number of Zhongyuan Bank's stakeholders	Business Partner
8	Joint establishment of Regional Banks+ Strategic Cooperation Alliance	Business Partner

Case Study: New World Development

        New World Development is an SEHK-listed conglomerate focusing on real estate development, infrastructure, department stores, and hotel operations. Our history of serving and doing business with New World Development also attests to our ability to offer one-stop financial solutions for Asia's tycoon families.

#	One-stop Solution or Event	Role in AMTD SpiderNet
1	We, as a joint bookrunner of Meituan Dianping in its IPO project in September 2018, introduced New World Development's affiliate to make an anchor investment in the transaction	Client and Business Partner
2	Joint bookrunner—US$310 million green bond of New World China Land, a subsidiary of New World Development, for which we were awarded "Best Green Bond—Real Estate" by The Asset Triple A in 2018	Client
3	New World Development introduced us to one of its investment portfolio companies DayDayCook, and our Controlling Shareholder and New World Development jointly participated in the later round of capital raising as investors	Business Partner

Case Study: Xiaomi Corporation

        Xiaomi Corporation is one of the most influential internet companies as well as a global smartphones and hardware manufacturer and distributor in China. After our engagement as a joint bookrunner in its Hong Kong IPO in June 2018, we have developed substantial business relationships with Xiaomi Corporation.

#	One-stop Solution or Event	Role in AMTD SpiderNet
1	We introduced Xiaomi Corporation as a business partner to our Controlling Shareholder in jointly establishing a financial platform, Gravitation Fintech HK Limited, which holds one of the only eight licensed virtual banks in Hong Kong as of the date of this prospectus, and conducts other financial collaborations	Business Partner
2	Joint bookrunner—US$5.4 billion Hong Kong IPO in June 2018	Client
3	Xiaomi Corporation is one of the principal shareholders of Tiger Brokers, with which we have a strategic partnership to expand our investment banking coverage network. As a result of our introduction, Xiaomi Corporation further invested in the U.S. IPO of the parent company of Tiger Brokers, in which we acted as a lead bank and a joint bookrunner.	Business Partner and Client

Case Study: China Minsheng Banking Corp., Ltd., Hong Kong Branch

        China Minsheng Banking Corp., Ltd. is a PRC joint stock commercial bank. China Minsheng Banking Corp., Ltd., Hong Kong Branch is our long-term client and an active stakeholder in the "AMTD SpiderNet" ecosystem. Since the commencement of our investment banking business in 2015, we have participated in all of its offshore senior U.S. dollar-denominated bond issuances, and participated in the loan-backed note offering of Minsheng Financial Leasing Co., Ltd., a majority-owned subsidiary of China Minsheng Banking Co., Ltd.

#	One-stop Solution or Event	Role in AMTD SpiderNet
1	Joint bookrunner—US$500 million bond offering	Client
2	Joint bookrunner—US$450 million bond offering	Client
3	Joint bookrunner—US$350 million bond offering	Client
4	Joint bookrunner—US$450 million bond offering	Client
5	Joint bookrunner—US$250 million bond offering	Client
6	Joint bookrunner—US$400 million bond offering	Client
7	Joint bookrunner—US$600 million bond offering	Client
8	We entered into strategic cooperation agreement with China Minsheng Banking Corp., Ltd., Hong Kong Branch	Business Partner
9	We introduced our Controlling Shareholder to provide group medical and life insurance and wellness program to China Minsheng Banking Corp., Ltd., Hong Kong Branch in the capacity of its Hong Kong designated insurance broker	Client
10	We introduced China Minsheng Banking Corp., Ltd., Hong Kong Branch to extend credit facility to our Controlling Shareholder	Business Partner
11	We acted as an arranger of the first asset-backed securities offering in Hong Kong for China Minsheng Banking Corp., Ltd., Hong Kong Branch	Business Partner
12	We acted as a joint global coordinator and joint bookrunner in the US$450 million loan-backed note offering of Minsheng Financial Leasing Co., Ltd., a majority-owned subsidiary of China Minsheng Banking Corp., Ltd.	Business Partner

"AMTD SpiderNet" Enhanced by Our "Super-Connector" Role

World Economic Forum Annual Meeting in 2018 and 2019

        As the only Hong Kong-headquartered financial institution among the World Economic Forum's global strategic partner associates, we established an "AMTD House" in its annual meeting in Davos, Switzerland in January 2018, making us the first Hong Kong company to establish a corporate center at the World Economic Forum. We also held the first "Hong Kong Night" in Davos and invited the Chief Executive of the Hong Kong government to officiate and deliver a keynote speech. Over 300 global political, business, academic, and media representatives attended the event.

        In January 2019, we organized the first "AMTD Greater Bay Night" in Davos which was officiated by government leaders from the PRC and Hong Kong government. Our presence in the World Economic Forum has further added international richness into the "AMTD SpiderNet," as it brings "AMTD" and "AMTD SpiderNet" ecosystem to the international spotlight and connects us with prominent global business leaders.

Hong Kong Fintech Week 2018

        Hong Kong Fintech Week 2018 was the world's first cross-border financial technology event, taking place in Hong Kong and Shenzhen, China, attracting over 8,000 senior executives and over 200 speakers. We organized and participated in this event as the sole strategic partner, together with the Hong Kong government, to showcase Hong Kong's growing financial technology community. During this event, we announced the establishment of Regional Banks+ Strategic Cooperation Alliance with a goal of empowering traditional financial businesses with financial technology, and develop a unique model of financial services through technology, smart finance, inclusive finance, and green finance in a cooperative and innovative way.

        This event enriches the "AMTD SpiderNet" with further resources from global financial technology industry especially corporates and investors that focus on investing in China and Hong Kong.

Singapore Fintech Festival

        We co-hosted the Singapore Fintech Festival with the Monetary Authority of Singapore as well as several top-notch global enterprises in 2017 and 2018, which was the world's largest financial technology conference attracting over 40,000 government officials, regulatory representatives, and representatives of financial institutions and technology companies from over 100 countries. The Singapore Fintech Festival added to our "AMTD SpiderNet" insights and resources from stakeholders who focus on Southeast Asia financial technology developments.

Cultivation and Training of Future Talents

        In April 2018, together with Hong Kong Polytechnic University, we launched AMTD Fintech Center, the first industry-university collaborative center in Hong Kong to provide financial technology education and professional training programs. We believe that future talents and the academic society should occupy an important space in the "AMTD SpiderNet." Meanwhile, as an industry leader in promoting financial technology, we believe that we have a responsibility to enhance Hong Kong's capabilities as an international and leading financial technology hub and assist in cultivating talent in the field of financial technology in the Greater Bay Area.

        We also established a strategic partnership with the University of Waterloo in Canada in December 2017 to jointly promote the research and development of innovative technology and support the cultivation and education of innovative talents. We jointly established the University of Waterloo-AMTD Innovation Hub to encourage the creative and innovative talents at the University of Waterloo to come to Hong Kong, advancing the exchange and connection between the innovative technology of North America and Asia. In early 2019, we established a post-doctorate fellowship program with the University of Waterloo to support distinguished research into artificial intelligence, quantum computing, and other advanced technology as well as possible commercial applications.

Our Services

Investment Banking

        Since October 2015, we have operated our investment banking business through one of our wholly-owned subsidiaries, AMTD Global Markets Limited, which is licensed by HKSFC to engage in certain activities regulated under the Securities and Futures Ordinance (Cap. 571) of Hong Kong, such as dealing in securities and future contracts, advising on securities and corporate finance, and providing asset management services. For further details, see "Regulation—Licensing Regime Under the HKSFO." Under our investment banking business, we provide our clients with a full suite of corporate finance services, including underwriting equity and debt offerings, credit rating advisory, and advising on private financing and mergers and acquisitions transactions.

        Our investment banking business provides a one-stop solution for key clients, both benefiting from and enhancing the synergies within our "AMTD SpiderNet" ecosystem. To this end, we deliver our investment banking services with the following features.

  •
  Full service capabilities.  We offer our clients a full suite of services for capital markets transactions, covering equity and debt offerings, credit rating advisory, private financing, and merger and acquisitions. Based on our full product coverage, we are able to serve clients and develop long-term relationships through multiple engagements.

  •
  Client focus.  We focus on client needs and always strine to explore long-term business collaboration rather than completing individual transactions, because we recognize that our clients are the foundation of our "AMTD SpiderNet" ecosystem and our relationship with them is key to our sustainable development and success. Leveraging our strong client relationship and our unique "AMTD SpiderNet" ecosystem, we are able to create synergies and proactively develop innovative products and services based on specific client needs to be serviced by our own abilities or those of our partners in the "AMTD SpiderNet" ecosystem.

  •
  Industry expertise.  Our services are enriched by our experience and expertise in certain important industries, allowing us to better understand and anticipate clients' circumstances and needs. We have particular expertise in the PRC regional banks and new economy sectors.

  •
  Senior level participation.  In addition to managing and maintaining client relationships, our senior professionals also actively participate in deal execution to ensure seamless execution and satisfactory client experience.

        We derive underwriting commissions and financial advisory fees from our investment banking business. We generally charge fees and commissions based on a percentage of transaction value. This percentage is negotiated and can vary depending on the dynamics of the transaction and the client relationship.

Global Markets

        We are licensed to provide underwriting services for equity and debt offerings in Hong Kong. For details of our various licenses relating to our underwriting services, see "—Licenses." Our underwriting capabilities have accelerated rapidly since October 2015.

        From the inception of our investment banking business in October 2015 to March 2019, we completed 36 equity offerings in Hong Kong and the United States as an underwriter or financial advisor, with an aggregate transaction value of US$20.0 billion, including through the exercise of over-allotment options. During the same period, we also completed 87 debt offerings, with an aggregate transaction value of US$35.5 billion.

        We have quickly built up a solid track record and established our market position and brand recognition for China-based issuers in Hong Kong, the United States, and the other international capital markets. According to the CIC Report, we ranked first among all independent investment banking firms in Asia as measured by both the number and the aggregate offering size of Hong Kong and U.S. IPOs completed in each of 2018 and the first quarter of 2019, and ranked ninth and third as a bookrunner among all investment banking firms as measured by the number of Hong Kong IPOs priced in 2018 and in the first quarter of 2019, respectively. We ranked in the top ten among international investment banking firms operating in Asia (excluding China-headquartered investment banking firms), as measured by the number of high-yield bond offerings by China-based issuers and AT1 capital preferred share offerings completed by PRC regional banks in 2018 and the first quarter of 2019.

        In line with market practice, we generally split fees and commissions with other underwriters based on (i) the percentages of our underwriting commitment, (ii) our other contributions to the transaction, (iii) trading profits from IPO stabilization actions in the aftermarket, and (iv) commercial negotiations on a case by case basis. We may also charge brokerage fees to investors that subscribe to products that we distribute, which is usually 1% of the investment amount being sourced by us in Hong Kong IPOs and on a negotiated basis in other types of offerings.

        Our equity and debt product offerings are distributed through our sales and channels team. For further details, see "—Our Services—Sales and Channels."

Global Advisory and Execution

        We advise on both public and private financing and mergers and acquisitions transactions, covering companies at all stages of development. Many of our advisory services involve tailored solutions in which we leverage our experience and the strength of our "AMTD SpiderNet" ecosystem to propose unique and innovative structures. We are able to introduce quality investors through our sales and channels team and potential strategic investors through our "AMTD SpiderNet" ecosystem.

        In conjunction with any financial advisory role, we will advise on the capital structure and assist in long-term capital planning. We believe that providing financial advisory services to growth-stage clients allows us to build relationships with our clients at an early stage and paves the way for us to provide a variety of additional services with higher fee returns through global markets as our relationship with the client deepens and as the client's business and financing needs evolve.

        The following table sets forth a breakdown of our investment banking revenue by fee type for the periods presented.

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2017		2018			2018		2019
	HK$	%	HK$	US$	%	HK$	%	HK$	US$	%
	(in thousands, except for percentages)
Investment Banking Revenue
Underwriting commissions and brokerage fees	150,650	72.4	217,003	27,644	75.2	9,806	100.0	149,763	19,079	100.0
Financial advisory fees	57,513	27.6	71,588	9,120	24.8	—	—	—	—	—

Total	208,163	100.0	288,591	36,764	100.0	9,806	100.0	149,763	19,079	100.0

Sales and Channels

        We have an experienced sales and channels team, which supports product distribution activities across our businesses. The sales and channels function focuses on institutional clients and is an important element of our overall distribution capabilities. Our institutional sales team actively participates in our investment banking transactions by introducing institutional clients to the various products that we offer and value-added corporate access services. In addition, we also provide a comprehensive trading platform for clients to trade various types of products available on the market, such as equity, fixed income, and mutual fund instruments.

Research

        Research plays a critical part in defining our professional standpoints and industry insights. Our research team presents original ideas on company-specific valuations and research analyses, as well as from industry and thematic perspectives. Our analysts hold an independent position on the research landscape, with coverage universe established through cooperation with key client-servicing businesses and utilizing our firm-wide "AMTD SpiderNet."

        Our research team covers a broad range of sectors, such as banking, financial technology, hardware, internet, real estate, and education sectors. Our research team is based in Hong Kong and focuses on research coverage on listed companies in Asia. Our research analysts provide investment insights, suggestions on valuation methodologies, and industry know-how to our institutional investor base across the world.

        Our independent research capabilities constitute a key building element of our one-stop professional services and supports to institutional investors. By obtaining first-hand professional investment advices across various sectors, investors can establish referencing foundations for making investment decisions. Being viewed as a professional advisor, we believe that this encourages institutional investors to trust our investment banking team and potentially participate in offerings that our investment banking team underwrites or advises on.

Asset Management

        Through our asset management business, we provide professional investment management, advisory, and brokerage services primarily to PRC banks, corporate and other institutional clients, and family offices. We help manage offshore liquidity for many of our China-based clients, allowing them to tap the flexibility and diversity of investment products available only in the offshore markets. Our goal in the asset management business is to produce superior risk-adjusted investment returns and provide investment solutions customized for our clients' unique needs. We are the one of the five largest HKSFC-licensed, Hong Kong-headquartered asset management firms, as measured by AUM as of March 31, 2019, according to the CIC Report. We are also the largest independent asset management firm in Asia in serving both PRC regional banks and new economy companies, in each case as measured by AUM as of March 31, 2019.

        Our asset management services include discretionary account services and non-discretionary account services. As of the date of the prospectus, our asset management services are conducted on a single client basis through their respective designated accounts. Through our discretionary account services, we manage assets with diverse risk and return profiles, providing clients with comprehensive, customized investment strategies based on our understanding of their investment needs, risk tolerance, investment goals, and expected return. Non-discretionary account services are managed pursuant to clients' agreed methodology, conditions, requirements, and restrictions.

        Where appropriate, we look to deploy our synergies and introduce clients to the broader network and resources within our "AMTD SpiderNet" ecosystem. Based on their specific needs and risk tolerance levels, our clients have exclusive access to products with tailor-made features to meet their financial and investment needs and optimize their asset allocation.

        Our AUM increased by 23.6% from HK$14.8 billion (US$1.9 billion) as of December 31, 2017 to HK$18.3 billion (US$2.3 billion) as of December 31, 2018, and further increased by 13.7% to HK$20.8 million (US$2.6 million) as of March 31, 2019. As of March 31, 2019, 50.1% of the AUM was invested in fixed income products, 42.2% in equity products, and 7.7% in other products. As of the same date, our top ten clients accounted for 61.9% of the AUM; 94.5% of the AUM was managed on behalf of corporate and other institutional clients, including banks, pension funds, insurance companies, and family offices; and 5.5% of the AUM was managed on behalf of individual client relationships, which are principally with high-net worth individuals.

        We derive revenues from our asset management business primarily through (i) recurring management fees based on a fixed percentage of our AUM, which is negotiated on a case-by-case basis, (ii) performance-based income from assets with discretionary management, which usually is a split of the excess returns above a certain pre-agreed threshold, and (iii) trading and other fee income derived through the provision of services to our clients across various businesses.

        The following table sets forth a breakdown of our asset management revenue by fee type for the periods presented.

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2017		2018			2018		2019
	HK$	%	HK$	US$	%	HK$	%	HK$	US$	%
	(in thousands, except for percentages)
Asset Management Revenue
Management and performance fees	47,774	67.5	43,465	5,537	55.1	8,896	68.5	20,485	2,610	64.5
Brokerage, handling, and other fees	23,039	32.5	35,482	4,520	44.9	4,090	31.5	11,275	1,436	35.5

Total	70,813	100.0	78,947	10,057	100.0	12,986	100.0	31,760	4,046	100.0

Strategic Investment

        We commenced our strategic investment business in 2015. Our strategic investment business focuses on long-term equity investments using our own capital. We view it as a natural extension of our other businesses, allowing us to deepen our relationship with clients by participating in their value creation and engaging them into the "AMTD SpiderNet."

Investment Approach

        We typically source investment opportunities identified through "AMTD SpiderNet," and focus on investing in innovative internet platforms, financial technology companies, other new economy companies, and other financial institutions. Our buy-side resources allow us to stay close to the market and provide early access to leading players in key industries that benefit from China's globalization developments and rapid growth in innovation industry.

  •
  Leveraging "AMTD SpiderNet."  We leverage "AMTD SpiderNet" throughout the investment process to source investments, evaluate opportunities, and provide value added solutions to the investees after our investment. Our portfolio companies are our strategic partners.

  •
  Value investment.  We focus on long-term value creation from our investment and how the investments can contribute to our stakeholder of the "AMTD SpiderNet," rather than looking for short-term returns. Therefore, we do not trade our investments frequently in the secondary market for profit. We have not disposed of any portion of the strategic investments in our current portfolio since the acquisition.

  •
  Synergy with portfolio companies.  We have an experienced team for post-investment value creation. We have a board seat in most of our portfolio companies and we devote a lot of our resources to work closely with their management to advise on their strategy, capital markets plan, and support them in their execution process.

Investment Process

        After a potential target with strategic significance is identified, our investment professionals assess the suitability and prospects of investing in the target considering a wide range of factors, including the track record of the target's management team, the target's operating market, macroeconomic conditions, market cycle and industry background, business model, and other quantitative financial analyses. We also engage professional third parties, such as financial advisors, accountants, and lawyers, to conduct due diligence investigations prior to making an investment, as may be required on a case-by-case basis.

        Although we make investment decisions on a case-by-case basis, we are generally interested in businesses that possess the following attributes:

  •
  management team with strong track record and complementary industry expertise;

  •
  high growth potential with sustainability;

  •
  core competitive advantage in the relevant sector; and

  •
  potential for significant synergies with our existing businesses.

        We make strategic investment decisions through our investment committee, which consists of key management team members covering finance, operations, legal and compliance, investments, and examines and assesses investment proposals following consultations with senior management. All investment proposals will be presented to our investment committee following the satisfactory completion of assessment and due diligence investigation. Our investment committee also assesses, reviews, and modifies our investment strategies from time to time based on accumulated deal execution experience and the latest developments in the financial market, economic conditions, and government policies.

        We closely monitor our investee companies in accordance with the guidelines set by investment committee. Specifically, we track the business development, our holding positions, unrealized profit or loss, and our risk exposure of each investee. We will escalate any significant incidents in our investees to the investment committee and, for material incidents, to our board of directors.

Investment Portfolio

        As of March 31, 2019, our investment portfolio reached an aggregate fair value of HK$3.6 billion (US$0.5 billion), in which our strategic investment in the Hong Kong- and Shenzhen-listed Bank of Qingdao accounted for 89.9% and investment in other innovative and fintech companies accounted for 10.1%.

        Through investment in financial institutions, we are able to connect more business partners in this sector, such as members of Regional Banks+ Strategic Cooperation Alliance, providing the most efficient and effective professional financial solutions and promoting cooperation among them, which will in return contribute to our growth and create value through synergies.

        We also expand our investments in new economy sectors globally for the discovery and incubation of outstanding enterprises with innovative technology, committing to serving as a "super-connector" to connect different capital market participants, innovation companies, and to match their needs in the area of capital and technology.

        Our strategic investment portfolio is comprised of Bank of Qingdao, Royole Corporation, 58 Finance, and FinEX Asia.

  Bank of Qingdao

        Bank of Qingdao is the largest city commercial bank in Shandong province and among the first batch of city commercial banks established in China. Its business covers three major areas including corporate banking, retail banking, and financial markets. Bank of Qingdao is headquartered in Qingdao, with 14 branches in Shandong Province, and will continuously expand its business network to all major cities in Shandong province as at the end of 2018. Bank of Qingdao is highly recognized by customers for its excellent professional and differentiated services. It won the "Banking Information Technology Risk Management Research Achievement Award" issued by China Banking and Insurance Regulatory Commission in the past four years. Meanwhile, it also obtained numerous awards, such as second prize of the 18th national business management modernization innovation achievement, "Best

Small and Medium-sized Bank" (Golden Dragon Award), "Best Management Innovation Bank" (Golden Cicada Award), and "Best City Commercial Bank" (Golden Diamond Award). Moreover, the Bank of Qingdao is among China's top 500 service enterprises.

        Bank of Qingdao was listed on the main board of the Stock Exchange of Hong Kong Limited (SEHK: 3866) in December 2015 and completed its A share listing on the Shenzhen Stock Exchange in January 2019 (SZSE: 002948), being the second "A+H" dual-listed Chinese city commercial bank.

  Royole

        Royole is a world leader in flexible displays, flexible sensors, and related smart devices. It focuses on creating the next-generation human-computer interaction and product research, development, manufacturing, and sales. Royole began its operations in the Silicon Valley, Hong Kong, and Shenzhen. During the past six years it has obtained multiple rounds of investment from well-known domestic and foreign venture capital institutions. Royole has built an international team of over 2,000 talents from over 20 countries and regions around the world, and has become one of the fastest-growing technology unicorns in the world. Royole currently owns over 3,000 core technology intellectual property rights and sells products to over 20 countries and regions. In 2018, Royole launched the volume production of quasi-G6 for fully flexible displays and the world's first commercial foldable smartphone with a fully flexible display, FlexPai.

  58 Finance

        58 Finance is a leading financial technology platform that was incubated by 58.com Inc. (NYSE: WUBA) and spun off in 2017. 58.com Inc. is currently the largest online classifieds platform in China as measured by traffic and revenues. Its ecosystem covers housing, cars, and other life services, and provides a rich client base and synergy for 58 Finance. Since its inception, 58 Finance's car financing business has grown rapidly. Under the impetus of other internet giants in the financial sector, 58 Finance has been well received in the capital market. 58 Finance targets to extend the life cycle of customers using its full scope of capacities and to create a multi-scenario, multi-asset, as well as multi-product integrated financial services platform.

  FinEX Asia

        FinEX Asia is a HKSFC-licensed asset management services provider specializing in fixed income, alternative, and private equity investments. Its management team possesses extensive experience in risk management, private equity, asset management, and financial technology. It is amongst the first global tech-enabled asset management platforms connecting professional and institutional investors from Asia with global assets through innovative fintech. FinEX Asia is headquartered in Hong Kong with representative offices in Singapore and Taiwan.

Risk Management

Committee Supervision

        We have established a comprehensive and robust risk management system to manage risks across our business lines and ensure compliance with relevant laws and regulations.

        Our executive management committee oversees risk management, and reports to the board of directors directly. The executive management committee is chaired by our chairman of the board of directors and chief executive officer.

        The investment committee formulates key policies and procedures in relation to our strategic investments and investments made for and on behalf of our clients under our asset management business. Our investment committee authorizes our investment team to execute these policies and procedures. Our investment committee meets regularly to evaluate the risks and merits of significant potential investments, provide feedback to the investment team, and issue final approval for the investments.

        The investment banking executive committee reviews the terms and assesses the risks of our investment banking business. The investment banking executive committee meets regularly to evaluate the risks and merits of significant potential business opportunities, provide comments to the investment banking team, and approve the intake of business opportunities.

        Both the investment committee and investment banking executive committee report to the executive management committee.

Conflicts of Interest Management

        As a diversified financial institution, we may encounter situations in which we have conflicting legitimate interests. We recognize the importance of managing these conflicting interests to protect the interests of our clients as well as our directors, officers, and employees. We regularly implement Chinese walls to limit conflicts of interest by controlling the flow of material non-public information within our organization. A Chinese wall is a barrier prohibiting the transfer of information in order to ensure that material non-public information that is obtained by one department is not released to any other department. It is intended to separate personnel who make investment decisions (whether for our company or for and on behalf of our clients) from those who are in possession of material non-public information. We have developed and implemented the following policies and procedures to safeguard material non-public information and prevent improper trading.

  •
  We have established Chinese walls among our business functions, including investment banking, asset management, research, and strategic investments, to prevent the internal flow of material non-public information.

  •
  We maintain segregated accounts to hold our clients' funds and our own funds and manage and settle these funds separately.

  •
  We prohibit senior managers of our business departments from concurrently managing or participating in our back-office departments including operations, compliance, and control and finance departments.

  •
  We have adopted security measures, including encryption technologies, to protect our client data, and have established physical segregation and password-protected access among departments to enforce our Chinese wall policies.

        In order to minimize the risks for collusion and improper business activities, we have adopted the following policies.

  •
  Our business departments, including investment banking, asset management, and strategic investment, operate independently. We do not allow any of our employees to work for multiple business departments, and any transfer or secondment of our employees among business departments must be justified with valid business reasons, and be reviewed and approved by the senior management team, or board of directors, depending on the seniority of the proposed transferee.

  •
  Our employees in our back-office departments, including information technology, finance, compliance and control, and operations, are prohibited from working in any business departments.

  •
  We manage our asset management business and strategic investments separately through different employees and maintain separate investment decision-making procedures, trading strategies, and segregated client and proprietary bank accounts.

Intellectual Property

        As of the date of this prospectus, we do not own any registered trademarks. We are licensed by our Controlling Shareholder to use certain trademarks. We maintain seven registered domain names, including amtdinc.com.

Competition

        The financial services industry is intensely competitive, and we expect it to remain so. While we are based in Hong Kong, we compete both globally and on a regional basis. We compete on the basis of a number of factors, including strength of client relationships, reputation, industry expertise, and deal execution skills.

        With respect to our investment banking and asset management businesses, our competitors are other investment banking firms and financial advisory firms. Our primary competitors in these businesses are international investment banking firms and other large financial institutions, many of which have greater financial and other resources as well as scale and are capable of offering a wider range of products and services, such as loans, deposit-taking, and a full range of investment banking services. Some of our competitors also have the ability to support investment banking (including financial advisory services) with revenues derived from commercial banking, insurance, and other financial services in an effort to gain market share. In addition, we operate these businesses in a highly competitive environment and the barriers to entry into these businesses are low. Nevertheless, we believe that we have a unique competitive edge and are capable of expanding rapidly by leveraging our "AMTD SpiderNet" network, relationships and comprehensive capabilities.

        With respect to our strategic investment business, we believe that we do not compete with other private equity funds, specialized investment funds, hedge fund sponsors, financial institutions and other players. Our investments have been made primarily for strategic reasons rather than for pure financial gain, and the funds for the investments are entirely our own.

        We face intense competition for the recruiting and retention of qualified, experienced professionals. Our ability to continue to compete effectively in our businesses will depend upon our ability to attract new employees and retain and motivate our existing employees.

        For additional details regarding competitive landscape of industries in which we operate, see "Industry." For additional information concerning the competitive risks that we face, see "Risk Factors—Risks Relating to Our Business and Industry—The financial services industry is intensely competitive. If we are unable to compete effectively, we may lose our market share and our results of operations and financial condition may be materially and adversely affected."

Licenses

        Due to the licensing requirements of the HKSFC, AMTD Global Markets Limited and Asia Alternative Asset Partners Limited are required to obtain necessary licenses to conduct their business in Hong Kong and their business and responsible personnel are subject to the relevant laws and regulations and the respective rules of the HKSFC. AMTD Global Markets Limited currently holds a Type 1 license for dealing in securities, a Type 2 license for dealing in futures contracts, a Type 4 license for advising on securities, a Type 6 license for advising on corporate finance, and a Type 9 license for asset management. Asia Alternative Asset Partners Limited currently holds a Type 1 license for dealing in securities, a Type 4 license for advising on securities, and a Type 9 license for asset management. See "Regulation—Licensing Regime Under the HKSFO." These licenses have no expiry date and will remain valid unless they are suspended, revoked or cancelled by the HKSFC. We pay standard governmental annual fees to the HKSFC and are subject to continued regulatory obligations and requirements, including the maintenance of minimum paid-up share capital and liquid capital, maintenance of segregated accounts, and submission of audited accounts and other required documents, among others. See "Regulation—Licensing Regime Under the HKSFO." AMTD Global Markets Limited is also an SEHK participant.

        AMTD Global Markets Limited is also licensed with Mandatory Provident Fund Schemes Authority as a principal intermediary for engaging in the business of our Mandatory Provident Fund schemes in Hong Kong. As of the date of this prospectus, AMTD Global Markets Limited is the sponsor of AMTD MPF Scheme, which is a master trust scheme registered with the Mandatory Provident Fund Schemes Authority and authorized by the Securities and Futures Commission.

        AMTD Global Markets Limited is also a member of the Hong Kong Confederation of Insurers, under which it is permitted to carry on business as an insurance broker in relation to general insurance and long term (including linked long term) insurance.

Employees

        We had 17, 29, and 31 employees as of December 31, 2016, 2017, and 2018, respectively. All of our employees are based in Hong Kong.

        The following tables sets forth the number of our employees by function as of December 31, 2018.

Function	Number of Employees	Percentage
Executive officers	7	22.6%
Licensed professionals	18	58.0%
Supporting staff	6	19.4%

Total	31	100.0%

        Our success depends on our ability to attract, retain, and motivate qualified employees. We offer employees competitive salaries, performance-based cash bonuses, comprehensive training and development programs, and other fringe benefits and incentives. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes or work stoppages. None of our employees are represented by labor unions, and no collective bargaining agreement has been put in place.

        As required by Hong Kong laws and regulations, we participate in a pension scheme under the rules and regulations of the Mandatory Provident Fund Scheme Ordinance, or MPF Scheme, for all employees in Hong Kong. The contributions to the MPF Scheme are based on a minimum statutory contribution requirement of 5% of eligible employees' relevant aggregate income up to a maximum of HK$1,500 per employee per month. The assets of this pension scheme are held separately from those of our group in independently administered funds. Other than the contributions, we have no further obligation for the payment of retirement and other post-retirement benefits of our employees in Hong Kong.

        We enter into standard employment agreements with our employees. We also enter into standard confidentiality and non-compete agreements with our senior management in accordance with market practice.

Facilities

        Our principal executive offices are located on leased premises comprising approximately 18,256 square feet in Hong Kong. Our principal executive offices are leased from independent third parties, and we plan to renew our lease from time to time as needed.

        We intend to add new premises or expand our existing premises as we add employees and expand our organization. We believe that suitable additional or alternative space will be available in the future on commercially reasonable terms to accommodate our foreseeable future expansion.

Insurance

        We contribute to Mandatory Provident Fund in Hong Kong and provide employee compensation, life, business travel, and medical insurance for our employees. We have also purchased office, computer, and vehicle insurance for our properties. In accordance with the Securities and Futures (Insurance) Rules of Hong Kong, we have purchased and maintained insurance for any loss incurred by us due to any loss to our clients' assets in our custody that is caused by fraudulent conduct of our employees, robbery, theft or other misconduct. In accordance with the membership regulation of The Hong Kong Confederation of Insurance Brokers, we have purchased and maintained insurance for professional indemnity arising from conducting of insurance brokerage business. We have also purchased director and officer's liability insurance for designated directors and officers, and we are in the process of purchasing key-man insurance.

        We do not maintain general third-party liability insurance, nor do we maintain property insurance. We consider our insurance coverage to be adequate and in line with that of other companies in the same industry of similar size in Hong Kong. See "Risk Factors—Risks Relating to Our Business and Industry—If our insurance coverage is insufficient, we may be subject to significant costs and business disruption."

Legal Proceedings

        We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings.

        Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management's time and attention. For potential impact of legal or administrative proceedings on us, see "Risk Factors—Risks Relating to Our Business and Industry—We may be subject to litigation and regulatory investigations and proceedings and may not always be successful in defending ourselves against such claims or proceedings" and "Risk Factors—Risks Relating to Our Business and Industry—We may face intellectual property infringement claims, which could be time-consuming and costly to defend and may result in the loss of significant rights by us."

 REGULATION

        Our business operations are primarily conducted in Hong Kong and are subject to Hong Kong laws and regulations. This section summarizes the most significant rules and regulations that affect our business activities in Hong Kong.

Introduction

        The Securities and Futures Ordinance (Cap. 571) of Hong Kong, or the HKSFO, including its subsidiary legislation, is the principal legislation regulating the securities and futures industry in Hong Kong, including the regulation of securities and futures markets and leveraged foreign exchange trading, the offering of investments to the public in Hong Kong, and intermediaries and their conduct of regulated activities. In particular, Part V of the HKSFO and the relevant guidelines and codes issued by the HKSFC deal with licensing and registration matter.

        The HKSFO is administered by the HKSFC, which is the statutory regulatory body that governs the securities and futures markets and non-bank retail leveraged foreign exchange market in Hong Kong.

        In addition, the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong including its subsidiary legislation also provides that the HKSFC is responsible for authorizing the registration of prospectuses for offerings of shares and debentures in Hong Kong and/or granting exemptions from strict compliance with the provisions in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong. The HKSFO provides that the HKSFC is also responsible for authorizing certain securities (including the relevant offering documents) that are not shares or debentures.

        The Hong Kong securities and futures market (with respect to listed instruments) is also governed by the rules and regulations introduced and administered by the The Stock Exchange of Hong Kong Limited, or SEHK, and the Hong Kong Futures Exchange Limited, or HKFE.

The HKSFC

        The HKSFC is an independent statutory body which administers the HKSFO and is responsible for regulating the securities and the futures industry in Hong Kong. The HKSFC works to strengthen and protect the integrity and soundness of Hong Kong's securities and futures markets for the benefit of investors and the industry.

        As set out in the HKSFO, HKSFC's regulatory objectives are:

  •
  to maintain and promote the fairness, efficiency, competitiveness, transparency, and orderliness of the securities and futures industry;

  •
  to promote understanding by the public of financial services including the operation and functioning of the securities and futures industry;

  •
  to provide protection for members of the public investing in or holding financial products;

  •
  to minimize crime and misconduct in the securities and futures industry;

  •
  to reduce systemic risks in the securities and futures industry; and

  •
  to assist the Financial Secretary of Hong Kong in maintaining the financial stability of Hong Kong by taking appropriate actions in relation to the securities and futures industry.

        The HKSFC has five operational divisions, which are corporate finance, enforcement, intermediaries (including licensing and intermediaries supervision), investment products, and supervision of markets. The HKSFC is also supported by the corporate affairs and legal services divisions.

        Below are some of the participants in the securities and futures market that HKSFC regulates in achieving the regulatory objectives under the HKSFO:

  •
  Brokers, investment advisers, fund managers, and intermediaries carrying out the regulated activities as listed in "—Licensing Regime Under the HKSFO—Types of Regulated Activities" below,

  •
  Listed companies,

  •
  Hong Kong Exchanges and Clearing Limited, and

  •
  Market participants (including investors).

Licensing Regime Under the HKSFO

        The functions of the HKSFC, as a gatekeeper of standards for individuals and corporations seeking approval to enter into the securities and futures markets of Hong Kong, include the following:

  •
  grant licenses to those who are appropriately qualified and can demonstrate their fitness and properness to be licensed under the HKSFO;

  •
  maintain online a public register of licensed persons and registered corporations;

  •
  monitor the ongoing compliance of licensing requirements by licensees, substantial shareholders of licensed corporations, and directors of licensed corporations; and

  •
  initiate policies on licensing issues.

        The HKSFC operates a system of authorizing corporations and individuals (through licenses) to act as financial intermediaries. Under the HKSFO, a corporation that is not an authorized financial institution (as defined in section 2(1) of the Banking Ordinance (Cap. 155) of Hong Kong) and is:

  •
  carrying on a business in a regulated activity (or holding out as carrying on a regulated activity), or

  •
  actively marketing, whether in Hong Kong or from a place outside Hong Kong, to the public such services it provides, would constitute a regulatory activity if provided in Hong Kong,

must be licensed by the HKSFC to carry out that regulatory activity, unless one of the exemptions under the HKSFO applies.

        In addition to the licensing requirements on corporations, any individual who: (i) performs any regulated function in relation to a regulated activity carried on as a business, or (ii) holds himself out as performing such regulated activity, must be licensed separately under the HKSFO as a Licensed Representative accredited to his principal.

Types of Regulated Activities

        The HKSFO provides a licensing regime under which a person needs a license to carry on different types of regulated activities as specified in Schedule 5 of the HKSFO. The different types of regulated activities are set out as follows:

  Type 1: dealing in securities;

  Type 2: dealing in futures contracts;

  Type 3: leveraged foreign exchange trading;

  Type 4: advising on securities;

  Type 5: advising on futures contracts;

  Type 6: advising on corporate finance;

  Type 7: providing automated trading services;

  Type 8: securities margin financing;

  Type 9: asset management;

  Type 10: providing credit rating services;

  Type 11: Dealing in OTC derivative products or advising on OTC derivative products; and

  Type 12: Providing client clearing services for OTC derivative transactions.

        The amendments to the HKSFO in relation to Type 11 regulated activity is, as of the date of this prospectus, not yet in operation. The day on which the Type 11 regulated activity will come into operation will be appointed by the Hong Kong Secretary for Financial Services and the Treasury by notice published in the Gazette.

        The Type 12 regulated activity came into operation on September 1, 2016 pursuant to the Securities and Futures (Amendment) Ordinance 2014 (Commencement) Notice 2016 (L.N. 27 of 2016), in so far as it relates to paragraph (c) of the new definition of "excluded services" in Part 2 of Schedule 5 to the HKSFO. The licensing requirement with respect to Type 12 regulated activity is, as of the date of this prospectus, not yet in operation and the effective date will be appointed by the Hong Kong Secretary for Financial Services and the Treasury by notice published in the Gazette.

        As of the date of this prospectus, our following subsidiaries were licensed under the HKSFO to conduct the following regulated activities:

Company	Type of Regulated Activities
AMTD Global Markets Limited(1)	Type 1, Type 2, Type 4, Type 6, and Type 9
Asia Alternative Asset Partners Limited(2)	Type 1, Type 4, and Type 9

Notes:

(1)
The following conditions are currently imposed on the HKSFC license of AMTD Global Markets Limited:

•
For Type 6 regulated activity, the licensee shall not act as sponsor in respect of an application for the listing on a recognized stock market of any securities.

•
For Type 6 regulated activity, the licensee shall not advise on matters/transactions falling within the ambit of the Codes on Takeovers and Mergers and Share Buy-backs issued by the HKSFC.

(2)
The following conditions are currently imposed on the HKSFC license of Asia Alternative Asset Partners Limited:

•
The licensee shall only provide services to professional investors. The term "professional investor" is as defined in the HKSFO and its subsidiary legislation.

•
The licensee shall not hold client assets. The terms "hold" and "client assets" are as defined under the HKSFO.

•
For Type 1 regulated activity, the licensee shall only carry on the business of dealing in collective investment schemes. The terms "collective investment scheme" and "dealing" are as defined under the HKSFO.

Licensed Corporation

        For application as a licensed corporation, the applicant has to be incorporated in Hong Kong or an overseas company registered with the Companies Registry of Hong Kong. The licensed corporation has to satisfy the HKSFC that it has proper business structure, good internal control systems and qualified personnel to ensure the proper management of risks that it will encounter in carrying on the proposed regulated activities as detailed in its business plan submitted to the HKSFC. Detailed guidelines to meet the requirements and expectations of the HKSFC are contained in the following publications of the HKSFC:

  •
  "Guidelines on Competence";

  •
  "the Code of Conduct for Persons Licensed by or Registered with the Securities and Futures Commission," or the Code of Conduct;

  •
  "the Management, Supervision and Internal Control Guidelines for Persons Licensed by or Registered with the HKSFC";

  •
  "Corporate Finance Adviser Code of Conduct"; and

  •
  "Fund Manager Code of Conduct."

Responsible Officers

        For each regulated activity conducted by a licensed corpor ation, it must appoint no less than two responsible officers, at least one of them must be an executive director, to directly supervise the business of such regulated activity. A responsible officer is an individual approved by the HKSFC to supervise the regulated activity or activities of the licensed corporation to which he or she is accredited. For each regulated activity of a licensed corporation, it should have at least one responsible officer available at all times to supervise the business.

Qualification and Experience Required for Being a Responsible Officer

        A person who intends to apply to be a responsible officer must demonstrate that he or she fulfils the requirements on both competence and sufficient authority. An applicant should possess appropriate ability, skills, knowledge, and experience to properly manage and supervise the corporation's regulated activity or activities. Accordingly, the applicant has to fulfil certain requirements on academic and industry qualifications, relevant industry experience, management experience, and local regulatory framework paper as stipulated by the HKSFC.

Managers-in-Charge of Core Functions, or MICs

        A licensed corporation is required to designate certain individuals as MICs and provide to the HKSFC information about its MICs and their reporting lines. MICs are individuals appointed by a licensed corporation to be principally responsible, either alone or with others, for managing each of the following eight core functions of the licensed corporation:

  (i)
  overall management oversight;

  (ii)
  key business lines;

  (iii)
  operational control and review;

  (iv)
  risk management;

  (v)
  finance and accounting;

  (vi)
  information technology;

  (vii)
  compliance; and

  (viii)
  anti-money laundering and counter-terrorist financing.

        The management structure of a licensed corporation (including its appointment of MICs) should be approved by the board of the licensed corporation. The board should ensure that each of the licensed corporation's MICs has acknowledged his or her appointment as MIC and the particular core function(s) for which he or she is principally responsible.

Fit and Proper Requirement

        Persons who apply for licenses under the HKSFO must satisfy and continue to satisfy after the grant of such licenses by the HKSFC that they are fit and proper persons to be so licensed. Generally, a fit and proper person means one who is financially sound, competent, honest, reputable, and reliable.

        Section 129(1) of the HKSFO sets out a number of matters that the HKSFC shall have regard to in assessing the fitness and properness of a person, an individual, corporation, or institution, which includes:

  •
  financial status or solvency;

  •
  educational or other qualifications or experience having regard to the nature of the functions to be performed;

  •
  ability to carry on the regulated activity concerned competently, honestly, and fairly; and

  •
  reputation, character, reliability, and financial integrity of the applicant and other relevant persons as appropriate.

        The above fit and proper criteria serve as the fundamental basis when the HKSFC considers each license or registration application. Detailed guidelines are contained in "the Fit and Proper Guidelines," "the Licensing Information Booklet," and "the Guidelines on Competence" published by the HKSFC.

        The Fit and Proper Guidelines apply to a number of persons including the following:

  •
  an individual who applies for license or is licensed under Part V of the HKSFO;

  •
  a licensed representative who applies for approval or is approved as a responsible officer under Part V of the HKSFO;

  •
  a corporation which applies for license or is licensed under Part V of the HKSFO;

  •
  an authorized financial institution which applies for registration or is registered under Part V of the HKSFO;

  •
  an individual whose name is to be or is entered in the register maintained by the Hong Kong Monetary Authority under section 20 of the Banking Ordinance (Cap. 155) of Hong Kong; and

  •
  an individual who applies to be or has been given consent to act as an executive director of a registered institution under section 71C of the Banking Ordinance (Cap. 155 of Hong Kong).

        Section 129(2) of the HKSFO empowers the HKSFC to take into consideration any of the following in considering whether a person is fit and proper:

  •
  decisions made by such relevant authorities as stated in section 129(2)(a) of the HKSFO or any other authority or regulatory organization, whether in Hong Kong or elsewhere, in respect of that person;

  •
  in the case of a corporation, any information relating to:

  o
  any other corporation within the group of companies; or

  o
  any substantial shareholder or officer of the corporation or of any of its group companies;

  •
  in the case of a corporation licensed under section 116 or 117 of the HKSFO or registered under section 119 of the HKSFO or an application for such license or registration:

  o
  any information relating to any other person who will be acting for or on its behalf in relation to the regulated activity; and

  o
  whether the person has established effective internal control procedures and risk management systems to ensure its compliance with all applicable regulatory requirements under any of the relevant provisions;

  •
  in the case of a corporation licensed under section 116 or section 117 of the HKSFO or an application for the license, any information relating to any person who is or to be employed by, or associated with, the person for the purposes of the regulated activity; and

  •
  the state of affairs of any other business which the person carries on or proposes to carry on.

        The HKSFC is obliged to refuse an application to be licensed if the applicant fails to satisfy the HKSFC that the applicant is a fit and proper person to be licensed. The onus is on the applicant to make out a case that the applicant is fit and proper to be licensed for the regulated activity.

Continuing Obligations Of Licensed Corporations

        Licensed corporations, licensed representatives, and responsible officers must remain fit and proper as defined under the HKSFO at all times. They are required to comply with all applicable provisions of the HKSFO and its subsidiary rules and regulations as well as the codes and guidelines issued by the HKSFC.

        Outlined below are some of the key continuing obligations of the licensed corporations within the Group under the HKSFO:

  •
  maintenance of minimum paid-up share capital and liquid capital, and submission of financial returns to the HKSFC in accordance with the requirements under the Securities and Futures (Financial Resources) Rules (as discussed in more detail below);

  •
  maintenance of segregated account(s), and custody and handling of client securities in accordance with the requirements under the Securities and Futures (Client Securities) Rules (Chapter 571H of the Laws of Hong Kong);

  •
  maintenance of segregated account(s), and holding and payment of client money in accordance with the requirements under the Securities and Futures (Client Money) Rules (Chapter 571I of the Laws of Hong Kong);

  •
  maintenance of proper records in accordance with the requirements prescribed under the Securities and Futures (Keeping of Records) Rules (Chapter 571O of the Laws of Hong Kong);

  •
  maintenance of insurance against specific risks for specified amounts in accordance with the requirements under the Securities and Futures (Insurance) Rules (Chapter 571AI of the Laws of Hong Kong);

  •
  payment of annual fees and submission of annual returns to the HKSFC within one month after each anniversary date of the license; and

  •
  implementation of appropriate policies and procedures relating to client acceptance, client due diligence, record keeping, identification, and reporting of suspicious transactions and staff screening, education, and training in accordance with the requirements under the Guideline on Anti-Money Laundering and Counter-Terrorist Financing issued by the HKSFC;

Obligation for substantial shareholders

        A person shall, in relation to a corporation, be regarded as a substantial shareholder of the corporation if he, either alone or with any of his associates—

          (i)  has an interest in shares in the corporation—

          (a)   the aggregate number of which shares is equal to more than 10% of the total number of issued shares of the corporation; or

          (b)   which entitles the person, either alone or with any of his associates and either directly or indirectly, to exercise or control the exercise of more than 10% of the voting power at general meetings of the corporation; or

         (ii)  holds shares in any other corporation which entitles him, either alone or with any of his associates and either directly or indirectly, to exercise or control the exercise of 35% or more of the voting power at general meetings of the other corporation, or of a further corporation, which is itself entitled, either alone or with any of its associates and either directly or indirectly, to exercise or control the exercise of more than 10% of the voting power at general meetings of the corporation.

        A person shall be regarded as being entitled to exercise or control the exercise of 35% or more of the voting power at general meetings of a corporation indirectly if he, either alone or with any of his associates, has an interest in shares in a further corporation which entitles him, either alone or with any of his associates, to exercise or control the exercise of 35% or more of the voting power at general meetings of the further corporation which is itself entitled, either alone or with any of its associates, to exercise or control the exercise of 35% or more of the voting power at general meetings of the first-mentioned corporation.

        Under section 132 of the HKSFO, a person (including a corporation) has to apply for HKSFC's approval prior to becoming or continuing to be, as the case may be, a substantial shareholder of a corporation licensed under section 116 of the HKSFO. A person who has become aware that he has become a substantial shareholder of a licensed corporation without HKSFC's prior approval should, as soon as reasonably practicable and in any event within three business days after he becomes so aware, apply to the HKSFC for approval to continue to be a substantial shareholder of the licensed corporation.

        An application to the HKSFC regarding the change of substantial shareholders of AMTD Global Markets Limited and Asia Alternative Asset Partners Limited was made in February 2019 and was approved by the HKSFC in April 2019.

Supervision by the HKSFC

        HKSFC supervises licensed corporations and intermediaries operating in the market. HKSFC conducts on-site inspections and off-site monitoring to ascertain and supervise intermediaries' business conduct and compliance with relevant regulatory requirements and to assess and monitor the financial soundness of intermediaries.

Disciplinary Power of the HKSFC

        Under Part IX of the HKSFO and subject to the due process for exercising disciplinary powers laid down in section 198 of the HKSFO, the HKSFC may exercise any of the following disciplinary actions against a regulated person (including a licensed person or a registered institution) if that person is found to be guilty of misconduct or the HKSFC is of the opinion that a regulated person is not fit and proper to be or remain the same type of regulated person (sections 194 and 196 of the HKSFO).

  •
  revocation or suspension of a license or a registration;

  •
  revocation or suspension of part of a license or registration in relation to any of the regulated activities for which a regulated person is licensed or registered;

  •
  revocation or suspension of the approval granted to a responsible officer;

  •
  public or private reprimand on a regulated person;

  •
  prohibition of a regulated person from applying to be licensed or registered or to be approved as a responsible officer;

  •
  prohibition of a regulated person from applying to be given consent to act or continue to act as an executive officer of a registered institution;

  •
  prohibition of a regulated person from re-entry to be licensed or registered; and

  •
  pecuniary penalty of not exceeding the amount of HK$10 million or three times the amount of the profit gained or loss avoided as a result of the misconduct.

Exchange And Clearing Participantship

        As of the date of this prospectus, AMTD Global Markets Limited is a participant of the following:

Exchange / Clearing House	Type of Participantship
The Stock Exchange of Hong Kong Limited	Participant
Hong Kong Securities Clearing Company Limited, or HKSCC	Direct Clearing Participant

Trading Rights

        In addition to the licensing requirements under the HKSFO, the rules promulgated by the SEHK and the HKFE require any person who wishes to trade on or through their respective facilities to hold a trading right, or Trading Right. The Trading Right confers on its holder the eligibility to trade on or through the relevant exchange. However, the holding of a Trading Right does not, of itself, permit the holder to actually trade on or through the relevant exchange. In order to do this, it is also necessary for the person to be registered as a participant of the relevant exchange in accordance with its rules.

        Stock Exchange Trading Rights and Futures Exchange Trading Rights are issued by the SEHK and HKFE at a fee and in accordance with the procedures set out in their respective rules. Alternatively, Stock Exchange Trading Rights and Futures Exchange Trading Rights can be acquired from existing Trading Right holders subject to the rules of the respective exchanges.

Exchange Participantship

        The table below sets out a summary of the requirements for becoming an exchange participant of the relevant exchange:

	Hong Kong Stock Exchange Participant / Stock Options / Exchange Participant	Future Exchange Participant
Legal Status	Being a company limited by shares incorporated in Hong Kong
HKSFC Registration	Being a licensed corporation qualified to carry out Type 1 regulated activity under the HKSFO	Being a licensed corporation qualified to carry out Type 2 regulated activity under the HKSFO
Trading Right	Holding a Stock Exchange Trading Right	Holding a Futures Exchange Trading Right
Financial Standing	Having good financial standing and integrity
Financial Resources Requirement	Complying with the minimum capital requirement, liquid capital requirement and other financial resources requirements as specified by the FRR

Clearing Participantship

        An entity must be an exchange participant of the relevant exchange before it can become a clearing participant of the following clearing houses, namely the HKSCC, HKFE Clearing Corporation Limited, and The SEHK Options Clearing House Limited.

HKSCC

        HKSCC has, among others, two categories of participantship: (i) the Direct Clearing Participant; and (ii) the General Clearing Participant. The requirements of Direct Clearing Participantship are as follows:

  •
  to be an Exchange Participant of the SEHK;

  •
  to undertake to (i) sign a participant agreement with HKSCC; (ii) pay to HKSCC an admission fee of HK$50,000 in respect of each Stock Exchange Trading Right held by it; and (iii) pay to HKSCC its contribution to the Guarantee Fund of HKSCC as determined by HKSCC from time to time subject to a minimum cash contribution of the higher of HK$50,000 or HK$50,000 in respect of each Stock Exchange Trading Right held by it;

  •
  to open and maintain a single current account with one of the Central Clearing and Settlement System, or CCASS, designated banks and execute authorizations to enable the designated bank to accept electronic instructions from HKSCC to credit or debit the account for CCASS money settlement, including making payment to HKSCC;

  •
  to provide a form of insurance to HKSCC as security for liabilities arising from defective securities deposited by it into CCASS, if so required by HKSCC; and

  •
  to have a minimum liquid capital of HK$3,000,000.

Mandatory Provident Fund Scheme

Introduction

        The Mandatory Provident Fund Schemes Ordinance (Cap. 485) of Hong Kong, or MPFSO, including its subsidiary legislation, is the principal legislation to provide the framework for the establishment of a system of privately managed, employment-related mandatory provident fund, or MPF, schemes to accrue MPF benefits for members of the workforce of Hong Kong when they retire.

The MPFA

        The Mandatory Provident Fund Schemes Authority, or the MPFA, is a statutory body established on September 17, 1998 under section 6 of MPFSO and its role is to regulate and supervise the operations of MPF schemes and occupational retirement schemes.

        MPFA works with other financial regulators in Hong Kong in overseeing MPF products and MPF intermediaries to ensure efficient and effective operation of the MPF System. It is the authority to register MPF intermediaries, to issue guidelines on compliance with statutory requirements applicable to registered MPF intermediaries, and to impose disciplinary sanctions. Hong Kong Monetary Authority, Insurance Authority, and HKSFC are given the statutory role of frontline regulators responsible for the supervision and investigation of registered MPF intermediaries.

Licensing Regime Under the MPFSO

        The MPFSO stipulates that no person shall, in the course of carrying on a business or his employment, engage in any regulated MPF sales and marketing activities, or hold himself out as doing so, unless the person is registered with MPFA (and the registration is not suspended) or is exempted from registration.

        There are two types of MPF intermediaries, namely, principal intermediary, or PI, and subsidiary intermediary, or SI, both of which must register with MPFA.

MPF Intermediaries and Regulated Activities

MPF Intermediaries

        The MPFA may register any of the following business entities (i.e., Type A regulatees) as a PI for carrying on regulated activities:

  (i)
  an authorized financial institution registered under the HKSFC for Type 1 or Type 4 regulated activity, or both;

  (ii)
  a corporation licensed under the HKSFC to carry on Type 1 or Type 4 regulated activity, or both;

  (iii)
  an insurer authorized under the Insurance Ordinance (Cap. 41) of Hong Kong, or IO, (Cap. 41) of Hong Kong, to carry on long term insurance business; and

  (iv)
  an authorized long term insurance broker under the IO.

        The MPFA may register any of the following persons (i.e., Type B regulatees) as a SI attached to a PI for carrying on regulated activity on behalf of a PI, provided the individual fulfils relevant requirements (including but not limited to examination and training requirements):

  (i)
  an individual licensed under the HKSFC to carry on Type 1 or Type 4 regulated activity, or both;

  (ii)
  an individual registered under the Banking Ordinance (Chapter 155, Laws of Hong Kong) to carry on Type 1 or Type 4 regulated activity, or both;

  (iii)
  an appointed long term insurance agent under the IO, including the responsible officer or technical representative of an appointed long term insurance agent; and

  (iv)
  a chief executive or technical representative of an authorized long term insurance broker.

Regulated Activities

        A person is required to be registered with MPFA as an MPF intermediary before he can engage in MPF sales and marketing activities that may influence a prospective or existing participant of an MPF scheme in making a decision that affects the latter's benefits in an MPF scheme.

        Registration is required for a person who engages in any of the following sales and marketing activities, or regulated activities, in the course of his employment, conducting business or for reward:

  (i)
  inviting or inducing, or attempting to invite or induce, another person to make a specified MPF decision; or

  (ii)
  giving advice to another person concerning a specified MPF decision.

Approval Criteria for a Responsible Officer

        To be approved as a responsible officer, an SI must meet the following requirements:

  •
  he or she must be attached to a PI and have sufficient authority, resources, and support from the PI;

  •
  the approval of the SI as a responsible officer has not been revoked by MPFA under section 34ZW(4)(a)(i) within one year immediately before the date of the application; and

  •
  he or she is not disqualified by MPFA under section 34ZW(4)(a)(ii) from being approved as a responsible officer with specified responsibilities in relation to a PI.

        As at the date of this prospectus, AMTD Global Markets Limited was licensed under the MPFSO as PI.

Anti-Money Laundering And Counter-Terrorist Financing

        Licensed corporations are required to comply with the applicable anti-money laundering and counter-terrorist financing laws and regulations in Hong Kong (including Anti-Money Laundering and Counter-Terrorist Financing (Financial Institutions) Ordinary Chapter 615 of the Laws of Hong Kong) as well as the Guideline on Anti-Money Laundering and Counter-Financing of Terrorism (For Licensed Corporations), or Anti-Money Laundering Guideline.

        The Anti-Money Laundering Guideline provides practical guidance to assist licensed corporations and their senior management in designing and implementing their own anti-money laundering and counter-terrorist financing policies, procedures and controls in order to meet the relevant legal and regulatory requirements in Hong Kong. Under the Anti-Money Laundering Guideline, licensed corporations should, among other things:

  •
  take all reasonable measures to ensure that proper safeguards exist to mitigate the risks of money laundering and terrorism financing, or ML/TF, and to prevent a contravention of any requirement;

  •
  establish and implement adequate and appropriate anti-money laundering and counter-financing of terrorism systems;

  •
  consider the characteristics of the products and services that it offers and the extent to which these are vulnerable to ML/TF abuse;

  •
  consider its delivery/distribution channels and the extent to which these are vulnerable to ML/TF abuse;

  •
  when assessing the customer risk, consider who their customers are, what they do and any other information that may suggest the customer is of higher risk;

  •
  be vigilant where the customer is of such a legal form that enables individuals to divest themselves of ownership of property whilst retaining an element of control over it or the business/industrial sector to which a customer has business connections is more vulnerable to corruption;

  •
  consider risks inherent in the nature of the activity of the customer and the possibility that the transaction may itself be a criminal transaction; and

  •
  pay particular attention to countries or geographical locations of operation with which its customers and intermediaries are connected where they are subject to high levels of organized crime, increased vulnerabilities to corruption and inadequate systems to prevent and detect ML/TF.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Calvin Choi	40	Chairman of the Board of Directors, Chief Executive Officer, and Chairman of the Executive Management Committee
Marcellus Wong	65	Vice Chairman of the Board of Directors, Member of the Executive Management Committee, and Member of the Investment Committee
Philip Yau	42	Director, Chief Financial Officer, Member of the Executive Management Committee, Member of the Investment Banking Executive Committee, and Member of the Investment Committee
Yu Gao	46	Independent Director
Feridun Hamdullahpur	64	Independent Director
William Fung	38	Chief Investment Officer of Asset Management
Tim Fang	36	Head of Global Markets
Gabriel Ming Lin Cheung	33	Head of Global Advisory and Executions
Neil Fan Wang	38	Chief Strategic Alliance Officer

        Calvin Choi has been appointed as our chairman of the board of directors, chief executive officer, and chairman of the executive management committee since February 2019, and has nearly 20 years of experience in the investment banking, international capital markets, and professional auditing sectors. Since February 2016, Mr. Choi has served as the chairman of the board of directors and chief executive officer of our Controlling Shareholder. Since October 2016, Mr. Choi has been a non-executive director of Bank of Qingdao Co., Ltd. (SEHK: 3866 and SZSE: 002948), a company listed on the main board of the Stock Exchange of Hong Kong Limited and on the main board of the Shenzhen Stock Exchange. Mr. Choi worked at UBS from October 2010 to January 2016, his most recent role there being managing director of the investment bank division. From January 2009 to October 2010, Mr. Choi worked at PricewaterhouseCoopers Hong Kong, his most recent role there being director of corporate finance division. From July 2005 to December 2008, Mr. Choi worked at Citigroup, his most recent role there being China Chief Specialist and the head of China Strategic Alliance unit of Citi Corporate and Investment Bank. From 2001 to 2005, Mr. Choi worked at PricewaterhouseCoopers Hong Kong and Arthur Andersen & Co. (Hong Kong), his most recent position there being senior manager. In 2017, he was named as a Young Global Leader by the World Economic Forum. He was also selected by the Institutional Investor magazine as one of the "2016 Fintech Finance 35" globally in 2016. Mr. Choi currently holds various positions with a range of organizations, including vice chairman of the Greater Bay Area Homeland Youth Community Foundation, founder and chairman of Greater Bay Young Entrepreneurs Association, founder and chairman of the Regional Banks+ Strategic Cooperation Alliance, founder and chairman of AMTD Foundation, honorary president of Hong Kong Army Cadets Association, vice president of Hong Kong Federation of Professions, and board director of OneChild Network & Support Inc. Mr. Choi also holds directorships in several privately owned companies. Mr. Choi is currently a certified bank auditor and a certified public accountant in the United States. Mr. Choi graduated from the University of Waterloo in Canada in June 2001 with a bachelor of arts degree, with honors, in chartered accountancy studies.

        Marcellus Wong has been appointed as our vice chairman of the board of directors, member of the executive management committee, and member of the investment committee since February 2019, and has over 40 years of experience in accounting and taxation. Mr. Wong has been serving as the vice chairman of the board of directors of our Controlling Shareholder since October 2015. Mr. Wong holds a number of other positions including, since June 2015, independent non-executive director of SEHK-listed Xinte Energy Co., Ltd. (SEHK: 1799); since June 2012, senior advisor of PricewaterhouseCoopers; and, since November 2001, a member of the Joint Liaison Committee on Taxation that advises the government of Hong Kong on tax issues. Mr. Wong also holds directorships in several privately-owned companies. Meanwhile, Mr. Wong served as a council member of the Taxation Institute of Hong Kong from 1995 to 2017, president from 1996 to 1999, and has served as chairman of advisory board since 2017. He was the president of CPA Australia-Hong Kong China Division from 2004 to 2005 and has served as its honorary adviser of Greater China region since July 2014. Prior to joining our Controlling Shareholder, Mr. Wong served as a member of the Working Group on the Long-Term Fiscal Planning of the government of Hong Kong from June 2013 to January 2015. Mr. Wong joined PricewaterhouseCoopers in February 1990 and, prior to his retirement in June 2012, served as a partner and compliance leader in Hong Kong and China as well as risk and quality leader for its tax practice in the Asia Pacific region. From July 1977 to January 1990, Mr. Wong served as a tax assessor at the Inland Revenue Department of the government of Hong Kong. Between 1999 and 2012, Mr. Wong had been consistently named by Euromoney as one of the "world's leading tax advisers" in Hong Kong and China. Mr. Wong graduated from the Hong Kong Polytechnic (currently known as The Hong Kong Polytechnic University) with a higher diploma in accountancy in October 1977, and also obtained a bachelor of laws degree through the external program from the University of London in the United Kingdom in August 1989. Mr. Wong was admitted as a fellow of the Hong Kong Institute of Certified Public Accountants in December 1987, an associate of the Hong Kong Institute of Chartered Secretaries in July 1996, a fellow of CPA Australia in October 2001, and a fellow of the Taxation Institute of Hong Kong in March 2004.

        Philip Yau has been appointed as our director, chief financial officer, member of the executive management committee, member of the investment banking executive committee, and member of the investment committee since February 2019, and has over 22 years of experience in accounting, finance, mergers and acquisitions, corporate finance audit, and risk management. Mr. Yau has served as the chief financial officer of our Controlling Shareholder since April 2016. From September 2011 to March 2016, he worked at Ernst & Young China Practice as a partner serving clients in Greater China, where he advised on finance, management, and business issues. From January 2006 to July 2011, he worked at Protiviti Shanghai Co., Ltd. serving clients in Greater China, and part of his tenure there as a managing director and Shenzhen office leader, where he was primarily responsible for overall management of the company. From 1997 to 2006, he worked at PricewaterhouseCoopers and Arthur Andersen & Co., his most recent position being senior manager in the consulting practice. Mr. Yau also holds directorship in a privately-owned property investment company. Mr. Yau is a certified public accountant in the United States, a member of the Hong Kong Institute of Certified Public Accountants, and a certified internal auditor with the Institute of Internal Auditors. Mr. Yau graduated from the Charles H. Lundquist College of Business of University of Oregon in the United States with a bachelor of arts degree in June 1997. Mr. Yau completed the executive master of business administration program jointly organized by Northwestern University and the Hong Kong University of Science and Technology in January 2019.

        Yu Gao has been our independent director since March 2019. Mr. Gao has served as the director of our Controlling Shareholder since October 2014. Mr. Gao joined Morgan Stanley Asia Limited in August 2005 and primarily focuses on private equity investment transactions in China. He is currently a managing director and co-head of China investment operations for Morgan Stanley private equity Asia. Prior to joining Morgan Stanley, he worked in Citigroup's Asia-Pacific investment banking division, and Donaldson, Lufkin & Jenrette's debt capital markets group in New York. Mr. Gao has served as a non-executive director of SEHK-listed Sparkle Roll Group Limited (SEHK: 970) since September 2010. From July 2007 to May 2013, he was a non-executive director of SEHK-listed China Dongxiang (Group) Co., Ltd. (SEHK: 3818) and has been an independent non-executive director since May 2013.

Mr. Gao was a director of Shandong Buchang Pharmaceutical Co., Ltd. (SSE: 603858) from March 2012 to March 2018. From August 2006 to August 2014, he was a non-executive director of SEHK-listed Belle International Holdings Limited (SEHK: 1880) and has been an independent non-executive director from August 2014 to July 2017. Mr. Gao was also a director of Tongkun Group Co., Ltd. (SSE: 601233), a company listed on Shanghai Stock Exchange, or SSE, from April 2011 to March 2015. Mr. Gao also holds directorships in several privately-owned companies. Mr. Gao received dual bachelor's degrees in engineering and economic systems and operations research from Tsinghua University in China in July 1997 and a master of science degree in engineering-economic systems and operations research from Stanford University in the United States in June 1999.

        Feridun Hamdullahpur has been our independent director since March 2019. Dr. Hamdullahpur has served as the director of our Controlling Shareholder since January 2019. Dr. Hamdullahpur has served as the sixth president and vice-chancellor of the University of Waterloo since 2010. Prior to that, he served as a vice-president academic and provost at the University of Waterloo from September 2009 to September 2010. Dr. Hamdullahpur has served as a member of the strategic advisory board of Sorbonne University since 2014, and member of the international advisory board of King Abdulaziz University since 2017. He has served as chair of the Waterloo Global Science Initiative since 2016. In 2015, Dr. Hamdullahpur was appointed chair of the Leadership Council for Digital Infrastructure in Canada. Dr. Hamdullahpur was named a fellow of the Canadian Academy of Engineering in July 2014. Dr. Hamdullahpur was awarded the Queen Elizabeth II Diamond Jubilee Medal in January 2013 in acknowledgement of his leadership in education and innovation. Dr. Hamdullahpur graduated from the Technical University of Nova Scotia with a Bachelor's degree in chemical engineering in 1976 and a Master's degree in mechanical engineering from Istanbul Technical University in 1979. Dr. Hamdullahpur received his Ph.D. degree in chemical engineer from the Technical University of Nova Scotia 1985.

        William Fung has been serving as our chief investment officer of asset management since February 2019, and has over 15 years of experience in global capital markets including investing, syndicating, and executing capital markets transactions for Asian as well as global issuers. Mr. Fung has served as the managing director of the chief investment office of AMTD Global Markets Limited since March 2016. From September 2009 to February 2016, Mr. Fung worked at UBS AG Hong Kong as an executive director. Prior to that, he worked at Nomura International (Hong Kong) Limited from September 2008 to September 2009. From January 2005 to September 2008, Mr. Fung worked at Lehman Brothers Asia Limited. Prior to that, Mr. Fung also practiced professional engineering in the United States for approximately one year. Mr. Fung received a bachelor of science degree in industrial engineering from Purdue University in May 2002 and a master of science degree in financial engineering from the University of Michigan in December 2004.

        Tim Fang has been serving as our head of global markets since February 2019, and has around 12 years of experience in global capital markets including originating, structuring, and executing capital markets transactions for financial institutions, corporates and sovereigns or quasi-sovereign clients across Asia Pacific and Australia. Mr. Fang has served as the managing director and the co-head of debt capital markets of our Controlling Shareholder since March 2018. From February 2010 to March 2018, he was an executive director and the head of financial institutions debt capital markets Asia at UBS AG Hong Kong. Prior to that, Mr. Fang was an associate director of debt capital markets at UBS AG Australia from February 2007 to February 2010. Mr. Fang received a bachelor degree of engineering (honors) and a bachelor degree of commerce from the University of Melbourne in March 2007.

        Gabriel Ming Lin Cheung has been serving as our head of global advisory and executions since February 2019, and has approximately nine years of experience in investment banking and equity capital markets. Since January 2017, Mr. Cheung has been serving as the head of global advisory and execution of AMTD Global Markets Limited, where he served as vice president from December 2015 to December 2016. From September 2014 to December 2015, Mr. Cheung was an associate at Deutsche Bank AG Hong Kong branch. Prior to that, he worked at UBS AG Hong Kong branch with the latest position as associate director from July 2010 to September 2014. Mr. Cheung received a master degree in engineering, economics, and management from University of Oxford in July 2012.

        Neil Fan Wang has been serving as our chief strategic alliance officer since February 2019, and has 16 years of experience in accounting, tax, and law and regulations. Mr. Wang has served as the president special assistant of our Controlling Shareholder since February 2016 and is in charge of its investment business. Prior to that, Mr. Wang served as head of finance department at a private assets manager, China Oriental Summit Capital, from August 2014 to January 2016. Prior to that, Mr. Wang worked at CITIC Capital (China) Investment Company Limited, a global alternative investment management and advisory company from October 2011 to August 2014. From August 2003 to October 2011, Mr. Wang worked at PricewaterhouseCoopers in the assurance and transaction service departments. Mr. Wang is a certified public accountant in China, and received a bachelor degree of financial management from Central University of Finance and Economics in July 2003.

Board of Directors

        Our board of directors consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. Subject to the rules of the relevant stock exchange and disqualification by the chairman of the board of directors, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

        Prior to the completion of this offering, we intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee's members and functions are described below.

        Audit Committee.    Our audit committee will consist of                ,                 and                , and will be chaired by Mr.                 . Mr.                 , Mr.                 , and Mr.                 each satisfy the "independence" requirements of [Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market/Section 303A of the Corporate Governance Rules of the New York Stock Exchange] and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr.                 qualifies as an "audit committee financial expert." The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

  •
  selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

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  reviewing with the independent registered public accounting firm any audit problems or difficulties and management's response;

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  reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

  •
  discussing the annual audited financial statements with management and the independent registered public accounting firm;

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  reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

  •
  annually reviewing and reassessing the adequacy of our audit committee charter;

  •
  meeting separately and periodically with management and the independent registered public accounting firm; and

  •
  reporting regularly to the board.

        Compensation Committee.    Our compensation committee will consist of                ,                 and                , and will be chaired by Mr.                 . Mr.                 , Mr.                 , and Mr.                 each satisfy the "independence" requirements of [Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market/Section 303A of the Corporate Governance Rules of the New York Stock Exchange]. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

  •
  reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;

  •
  reviewing the compensation of our non-employee directors and making recommendations to the board with respect to it; and

  •
  periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

        Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of                ,                and                 , and will be chaired by Mr.                 . Mr.                 , Mr.                 , and Mr.                 each satisfies the "independence" requirements of [Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market/Section 303A of the Corporate Governance Rules of the New York Stock Exchange]. The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

  •
  recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

  •
  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

  •
  selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

  •
  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

        Under Cayman Islands law, our directors owe fiduciary duties to us, including a duty of loyalty, a duty to act honestly, in good faith and with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association and the class rights vested thereunder in the holders of the shares. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached.

        Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

  •
  convening shareholders' annual general meetings and reporting its work to shareholders at such meetings;

  •
  declaring dividends and distributions;

  •
  appointing officers and determining the term of office of the officers;

  •
  exercising the borrowing powers of our company and mortgaging the property of our company; and

  •
  approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

        Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found by our company to be or becomes of unsound mind.

Employment Agreements and Indemnification Agreements

        We plan to enter into employment agreements with our senior executive officers. [Pursuant to these agreements, we will be entitled to terminate a senior executive officer's employment for cause at any time without remuneration for certain acts of the officer, such as being convicted of any criminal conduct, any act of gross or willful misconduct or any serious, willful, grossly negligent or persistent breach of any employment agreement provision, or engaging in any conduct which may make the continued employment of such officer detrimental to our company. In connection with the employment agreement, each senior executive officer will enter into an intellectual property ownership and confidentiality agreement and agree to hold all information, know-how and records in any way connected with the products of our company, including, without limitation, all software and computer formulas, designs, specifications, drawings, data, manuals and instructions and all customer and supplier lists, sales and financial information, business plans and forecasts, all technical solutions and the trade secrets of our company, in strict confidence perpetually. Each executive officer will also agree that we shall own all the intellectual property developed by such officer during his or her employment.]

        [We plan to enter into indemnification agreements with [each of our directors and executive officers]. Under these agreements, we agree to indemnify them against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.]

Compensation of Directors and Executive Officers

        For the year ended December 31, 2018, we incurred an aggregate of approximately HK$19.5 million (US$2.5 million) in cash and benefits to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our Hong Kong subsidiaries are required by the Hong Kong Mandatory Provident Fund Schemes Ordinance to make monthly contributions to the mandatory provident fund scheme in an amount equal to at least 5% of an employee's salary subject to a cap of HK$1,500 per month per employee.

 PRINCIPAL SHAREHOLDERS

        Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:

  •
  each of our directors and executive officers; and

  •
  each person known to us to beneficially own more than 5% of our ordinary shares.

        The calculations in the table below are based on (i) 208,891,814 ordinary shares outstanding, consisting of 200,000,001 outstanding Class B ordinary shares and 8,891,813 outstanding Class A ordinary shares, (ii) and                ordinary shares outstanding, consisting of 200,000,001 outstanding Class B ordinary shares and                     outstanding Class A ordinary shares, immediately after the completion of this offering, assuming that the underwriters do not exercise their over-allotment option to purchase additional ADSs.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering				Ordinary Shares Beneficially Owned Immediately After This Offering
	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficial Ownership†	% of Aggregate Voting Power††	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficial Ownership†	% of Aggregate Voting Power††
Directors and Executive Officers:**
Calvin Choi(1)	—	65,000,000	31.1	32.4
Marcellus Wong(2)	—	*	*	*
Philip Yau	—	—	—	—
Yu Gao(3)	—	—	—	—
Feridun Hamdullahpur(4)	—	—	—	—
William Fung	—	—	—	—
Tim Fang	—	—	—	—
Gabriel Ming Lin Cheung	—	—	—	—
Neil Fan Wang	—	—	—	—
All directors and executive officers as a group	—	66,202,462	31.7	33.0
Principal Shareholders:
AMTD Group Company Limited(5)	—	200,000,001	95.7	99.8

Notes:

*
Less than 1% of our total outstanding ordinary shares.

**
Except as indicated otherwise below, the business address of our directors and executive officers is 23/F Nexxus Building, 41 Connaught Road Central, Hong Kong.

†
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this prospectus. The total number of ordinary shares outstanding as of the date of this prospectus is 208,891,814. The total number of ordinary shares outstanding after the completion of this offering will be                        , including

  Class A ordinary shares to be sold by us in this offering in the form of ADSs, assuming that the underwriters do not exercise their over-allotment option.

††
For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class B ordinary shares is entitled to twenty votes per share, subject to certain conditions, and each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)
Calvin Choi indirectly holds 32.5% of issued and outstanding share capital of AMTD Group Company Limited, our Controlling Shareholder through infinity Power Investments Limited, a British Virgin Islands company wholly owned by Mr. Choi. The registered address of Infinity Power Investments Limited is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Mr Choi may be deemed to beneficially own the corresponding proportion of our issued and outstanding shares held by our Controlling Shareholder, or 65,000,000 Class B ordinary shares.

(2)
Marcellus Wong holds 1.5% of issued and outstanding share capital of L.R. Capital Management Company (Cayman) Limited, a Cayman Islands Company and an indirect controlling beneficial owner of AMTD Group Company Limited, our Controlling Shareholder. He may be deemed to beneficially own the corresponding proportion of our issued and outstanding shares held by the Controlling Shareholder.

(3)
The business address of Yu Gao is 40/F, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong.

(4)
The business address of Feridun Hamdullahpur is University of Waterloo, 200 University Avenue, West Waterloo, Ontario, Canada N2L3G1.

(5)
AMTD Group Company Limited is a British Virgin Islands company, with its registered address at the offices of Vistra (BVI) Limited, Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The shareholders of AMTD Group Company Limited include L.R. Capital Financial Holdings Limited, a Cayman Islands company, and Infinity Power Investments Limited, a British Virgin Islands company wholly owned by Calvin Choi, which own 61.6% and 32.5% of the total outstanding shares of AMTD Group Company Limited, respectively. L.R. Capital Financial Holdings Limited is ultimately controlled by L.R. Capital Management Company (Cayman) Limited, a Cayman Islands company. The board of directors of L.R. Capital Management Company (Cayman) Limited consists of two members, namely Cong Lin and Marcellus Wong.

        As of the date of this prospectus, none of our outstanding ordinary shares were held by record holders in the United States.

        We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See "Description of Share Capital—History of Securities Issuances" for historical changes in our shareholding structure.

RELATED PARTY TRANSACTIONS

Private Placements

        See "Description of Share Capital—History of Securities Issuances."

Employment Agreements and Indemnification Agreements

        See "Management—Employment Agreements and Indemnification Agreements."

Agreements with Our Controlling Shareholder

        See "Corporate History and Structure—Our Relationship with the Controlling Shareholder."

Transactions with Our Controlling Shareholder

        For the years ended December 31, 2017 and 2018 and the three months ended March 31, 2019, our Controlling Shareholder recharged staff costs, premises costs, office utilities and office renovation, and certain other operating expenses to us. For the years ended December 31, 2017 and 2018 and the three months ended March 31, 2019, the total amount of our recharge from our Controlling Shareholder for the aforementioned costs and expenses was HK$108.7 million, HK$20.5 million (US$2.6 million), and HK$13.1 million (US$1.7 million), respectively. We expect to enter into agreements with our Controlling Shareholder with respect to our ongoing relationship [prior to this offering]. See "Corporate History and Structure—Our Relationship with the Controlling Shareholder."

        We provided our Controlling Shareholder with underwriting services in its bond offerings in 2017 and 2019. For the years ended December 31, 2017 and 2018 and the three months ended March 31, 2019, the amount of underwriting fees and commissions that we charged our Controlling Shareholder was HK$31.2 million, nil, and HK$26.4 million (US$3.4 million), respectively.

        In September 2017, we entered into a stock borrowing and lending agreement with a shareholder of our Controlling Shareholder, pursuant to which we lent listed equity shares in Bank of Qingdao to the shareholder of our Controlling Shareholder. As of December 31, 2017 and 2018 and March 31, 2019, the value of the listed equity shares were HK$2.2 billion, HK$1.5 billion (US$195.6 million) and HK$1.6 billion (US$202.7 million), respectively. The unrealized gain on the stock loan was HK$539.7 million, HK$98.4 million (US$12.5 million) and HK$55.1 million (US$7.0 million) for the years ended December 31, 2017 and 2018 and the three months ended March 31, 2019, respectively. The stock loan is repayable on demand and interest free. The shareholder of our Controlling Shareholder pledged the listed equity share to a third party as collateral as of December 31, 2017 and 2018 and March 31, 2019. Based on our management's assessment, no allowance for potential credit losses was provided for the years ended December 31, 2017 and 2018 and three months ended March 31, 2019.

Other Transactions with Related Parties

        We provided subsidiaries of our controlling beneficial owner with underwriting services in its bond offerings in 2018. For the years ended December 31, 2017 and 2018 and the three months ended March 31, 2019, the amount of financial advisory fees that we charged these subsidiaries of our controlling beneficial owner was nil, HK$71.0 million (US$9.0 million), and nil, respectively.

        Our Controlling Shareholder and its subsidiaries made unsecured, interest free advances with no fixed term of repayment to us to finance various investments that we made. As of March 31, 2019, the amount of outstanding balance due to our Controlling Shareholder and its subsidiaries was HK$2.7 billion (US$346.5 million).

        We made unsecured, interest free advances with no fixed term of repayment to our Controlling Shareholder and its subsidiaries for fund allocation purposes. As of March 31, 2019, the amount of outstanding balance due from our Controlling Shareholder and its subsidiaries was HK$2.9 billion (US$367.7 million).

        In December 2018, we acquired certain securities held by a subsidiary of our Controlling Shareholder for HK$72.1 million (US$9.2 million). As of March 31, 2019, the fair value of these securities was HK$84.5 million (US$10.8 million).

        We had a custody arrangement with a subsidiary of our Controlling Shareholder to procure a margin loan to acquire, and hold on its behalf, certain equity securities invested by this subsidiary of our Controlling Shareholder, and used these equity securities as collateral to secure the margin loan. The subsidiary of our Controlling Shareholder is the beneficial owner of these equity securities and recorded these equity securities as its financial assets on its consolidated statements of financial position as of December 31, 2017. As of December 31, 2017, our total margin loan payable was HK$351.6 million, which was partially secured by these equity securities with a fair value of HK$489.6 million. The subsidiary of our Controlling Shareholder bears all costs and expenses in connection with custody, acquisition, and disposal of the equity securities. For the years ended December 31, 2017 and 2018, we recorded other income from this subsidiary of our Controlling Shareholder of HK$15.3 million and HK$3.7 million (US$0.5 million), respectively, in connection with the reimbursement of interest expenses of the related margin loan. The margin loan was fully repaid in May 2018.

 DESCRIPTION OF SHARE CAPITAL

        We are an exempted company incorporated in the Cayman Islands and our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands, which we refer to as the Companies Law below, and the common law of the Cayman Islands.

        As of the date of this prospectus, our authorized share capital is US$1,000,000 divided into (i) 8,000,000,000 Class A ordinary shares of a par value of US$0.0001 each, and (ii) 2,000,000,000 Class B ordinary shares of a par value of US$0.0001 each. All of our shares to be issued in the offering will be issued as fully paid.

        As of the date of this prospectus, there are 200,000,001 Class B ordinary shares and 8,891,813 Class A ordinary shares issued and outstanding.

Our Memorandum and Articles of Association

        The following are summaries of material provisions of our memorandum and articles of association which are currently effective and will remain effective after this offering, insofar as they relate to the material terms of our ordinary shares.

        Objects of Our Company.    Under our currently effective memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

        Ordinary Shares.    Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class B ordinary Share shall entitle the holder thereof to twenty votes on all matters subject to vote at our general meetings, subject to certain conditions, and each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at our general meetings. Our ordinary shares are issued in registered form and are issued when registered in our register of members.

        Conversion.    Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person other than our chairman of the board of directors and chief executive officer, Calvin Choi, or any other person or entity designated by Mr. Choi, each of such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary share.

        Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our currently effective memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if the dividend payment would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

        Voting Rights.    Our ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law, or otherwise agreed in our currently effective memorandum and articles of association. On a poll, each holder of Class B ordinary shares is entitled to twenty votes per share, subject to certain conditions, and each holder of our

Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. On a show of hands, each holder of Class A ordinary shares or Class B ordinary shares has one vote. Voting at any shareholders' meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the total number of votes attaching to all issued and outstanding ordinary shares which are present in person or by proxy entitled to vote at the meeting.

        An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our currently effective memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

        General Meetings of Shareholders.    As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders' annual general meetings. Our currently effective memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

        Shareholders' general meetings may be convened by a majority of our board of directors. Advance notice of at least seven days is required for the convening of our annual general shareholders' meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to all of our shares in issue and entitled to vote.

        The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our currently effective memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together holds shares which carry in aggregate not less than one-third of the total number of votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our currently effective memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

        Election, Removal and Remuneration of Directors.    Unless otherwise determined by our company in general meeting, our currently effective memorandum and articles of association provide that our board will consist of not less than three directors. There are no provisions relating to retirement of directors upon reaching any age limit.

        The directors have the power to appoint any person as a director either to fill a vacancy on the board or as an addition to the existing board. Our shareholders may also appoint any person to be a director by ordinary resolution. A director shall not be required to hold any Shares in the Company by way of qualification.

        A director may be removed with or without cause by ordinary resolution.

        The remuneration of the directors may be determined by the directors or by ordinary resolution of shareholders.

        Transfer of Ordinary Shares.    Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

        Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

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  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

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  the instrument of transfer is in respect of only one class of shares;

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  the instrument of transfer is properly stamped, if required;

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  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

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  a fee of such maximum sum as the [New York Stock Exchange/Nasdaq Global Market] may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

        If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

        The registration of transfers may, after compliance with any notice required of the [New York Stock Exchange/Nasdaq Global Market], be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

        Liquidation.    On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

        Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

        Redemption, Repurchase and Surrender of Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company's profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

        Variations of Rights of Shares.    If at any time, our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of the holders of all of the issued shares of that class or series or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

        Issuance of Additional Shares.    Our currently effective memorandum and articles of association authorizes our board of directors to issue additional shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

        Our currently effective memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

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  the designation of the series;

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  the number of shares of the series;

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  the dividend rights, dividend rates, conversion rights, voting rights; and

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  the rights and terms of redemption and liquidation preferences.

        Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

        Inspection of Books and Records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See "Where You Can Find Additional Information."

        Anti-Takeover Provisions.    Some provisions of our currently effective memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

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  authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

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  limit the ability of shareholders to requisition and convene general meetings of shareholders.

        However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our currently effective memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

        Exempted Company.    We are incorporated as an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is incorporated in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be incorporated as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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  does not have to file an annual return of its shareholders with the Registrar of Companies;

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  is not required to open its register of members for inspection;

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  does not have to hold an annual general meeting;

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  may issue negotiable or bearer shares or shares with no par value;

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  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

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  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

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  may register as a limited duration company; and

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  may register as a segregated portfolio company.

        "Limited liability" means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

        The Companies Law is derived, to a large extent, from the older Companies Act of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

        Mergers and Similar Arrangements.    The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a "consolidation" means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company's articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a statement setting out the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

        A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a "parent company" of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

        The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

        Save in certain limited circumstances under the Companies Law, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

        Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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  the statutory provisions as to the required majority vote have been met;

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  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

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  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

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  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

        The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the "squeeze out" of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands.

        If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

        Shareholders' Suits.    In principle, we will normally be the proper plaintiff for a wrong done to us as a company and as a general rule a derivative action may not be brought by a minority shareholder.

However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

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  a company acts or proposes to act illegally or ultra vires;

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  the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

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  those who control the company are perpetrating a "fraud on the minority."

        Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our currently effective memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person's dishonesty, willful default or fraud, in or about the conduct of our company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

        In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our currently effective memorandum and articles of association.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        Directors' Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

        As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

        Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our currently effective articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

        Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

        The Companies Law does not provide shareholders with rights to requisition a general meeting nor any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our currently effective articles of association allow any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders' meeting, our currently effective articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders' annual general meetings.

        Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder's voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our currently effective articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

        Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our currently effective articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

        Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target's outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

        Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, as mentioned above the directors have certain fiduciary duties including a duty to act bona fide in the best interest of the Company.

        Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

        Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our currently effective articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

        Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our currently effective memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the consent in writing of the holders of all of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class.

        Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our currently effective memorandum and articles of association may only be amended with a special resolution of our shareholders.

        Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our currently effective memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our currently effective memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

        The following is a summary of our securities issuances in the past three years.

Warrant

        In March 2019, we issued a warrant to Value Partners for an aggregate consideration of US$2 million. Value Partners is entitled to exercise, in full or in part, the warrant to purchase our Class A ordinary shares in a period until ten days before we file a registration statement publicly under the Securities Act for an initial public offering. The maximum value of the Class A ordinary shares Value Partners is entitled to purchase by exercising the warrant is US$10.0 million and the number of the Class A ordinary shares Value Partners can purchase is calculated based on a pre-money valuation of our company at US$1.2 billion. In April 2019, Value Partners exercised the warrant in full and settled the exercise price of US$10 million, and we issued 1,666,666 Class A ordinary shares to Value Partners.

        Value Partners is a high-performing fund managed by Value Partners Hong Kong Limited, a wholly-owned subsidiary of the Hong Kong-listed Value Partners Group Limited. According to its website, Value Partners is one of Asia's largest independent asset management firms offering world-class investment services and products for institutional and individual clients globally, and was the first and only asset management firm listed on the SEHK.

Ordinary Shares

        From February to April 2019, we completed a restructuring to carve out our investment banking, asset management, and strategic investment businesses from our Controlling Shareholder. Upon our incorporation in February 2019, we issued to the initial subscriber one ordinary share, which was immediately transferred to our Controlling Shareholder. In March 2019, we effected a 1-to-10,000 share split, following which our one issued ordinary share was subdivided into 10,000 ordinary shares. Later in March 2019, we issued an additional 199,990,000 ordinary shares to our Controlling Shareholder pursuant to our restructuring. All of the ordinary shares held by our Controlling Shareholder were re-designated as Class B ordinary shares in March 2019. In April 2019, we issued one Class B ordinary share to our Controlling Shareholder. For further details on the restructuring, see "Corporate History and Structure—Corporate History—Restructuring."

        In April and May 2019, we issued an aggregate of 7,225,147 Class A ordinary shares in a series of transactions to the following investors for an aggregate consideration of US$47.0 million.

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  Xiaomi Corporation (SEHK: 1810), through its wholly-owned subsidiary, People Better Limited.  Xiaomi Corporation is an SEHK-listed internet company with smartphones and smart hardware connected by an IoT platform at its core. According to its website, Xiaomi Corporation is currently the world's fourth-largest smartphone brand and has established the world's largest consumer IoT platform. Currently, Xiaomi products are present in over 80 countries and regions around the world and have a leading foothold in many markets.

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  Maoyan Entertainment (SEHK: 1896).  Maoyan Entertainment is an SEHK-listed leading technology platform providing innovative internet-empowered entertainment services in China, offering online entertainment ticketing services, entertainment content services, e-commerce and advertising services, and others. According to its 2018 annual report, Maoyan Entertainment is the largest online movie ticketing service provider in China with a market share of over 60%, and is a leading player in entertainment content services and e-commerce and advertising services.

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  Tongcheng-Elong Holdings Limited (SEHK: 0780).  Tongcheng-Elong Holdings Limited is an SEHK-listed leading online travel agency in China. According to its website, Tongcheng-Elong ranked third in terms of gross merchandise value in China's online travel market in 2017 and ranked second in China's online travel industry in terms of brand awareness in 2018.

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  Morgan Stanley Private Equity Asia IV, Inc., through its wholly-owned subsidiary, NHPEA IV Diamond Holding (Cayman) Limited.  Morgan Stanley Private Equity Asia IV, Inc. is the investment management arm of Morgan Stanley and one of the leading private equity investors in Asia Pacific, having invested in the region for over 20 years. It is also a shareholder of AMTD Group Company Limited, our Controlling Shareholder.

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  Regal Hotels International Holdings Limited (SEHK: 0078), through its wholly-owned subsidiary, Unicorn Star Limited.  Regal Hotels International Holdings Limited is an SEHK-listed hotel operator and one of Asia's preeminent hotel brands that offers travellers extraordinary services and luxury amenities. According to its website, Regal Hotels International Holdings Limited is one of the largest hotel operators in Hong Kong, with an expanding presence in other cities of mainland China and a portfolio consisting of over 10,000 rooms and 90 restaurants and bars.

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  Tan Sri Dato' David Chiu, B.Sc.  Tan Sri Dato' David Chiu is the chairman and chief executive officer of Far East Consortium International Limited, which is an SEHK-listed leading global conglomerate with property development and investment, hotel operations and management, car park operations and facilities management, securities and financial product investment, and gaming operations in China, Hong Kong, Malaysia, Singapore, Australia, New Zealand, the United Kingdom, and Continental Europe. He is also the chairman and a non-executive director of i-CABLE Communications Limited, which is an SEHK-listed integrated media and communications services provider in Hong Kong, providing television, broadband, telephony, and multimedia services to over 2,000,000 households, and also one of the largest producers of television, film, and multimedia content based in Hong Kong for distribution over conventional and new media, with a particular focus on news, information, sports, and entertainment, according to their respective websites.

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  Francis Pak To Leung, through his wholly-owned private company, Venture Garden Limited.  Mr. Leung is a seasoned banker with over 30 years of experience in investment banking industry in Asia and was honored "Father of the Red Chips" for his leading efforts to get China-based companies listed on the SEHK. Mr. Leung is currently the chairman of the Chamber of Hong Kong Listed Companies. In addition, Mr. Leung is a senior advisor to CVC Capital Partners. Previously, Mr. Leung was the chairman of Citigroup Global Markets Asia Limited and the chief executive officer and vice chairman of BNP Paribas Peregrine Limited. Mr. Leung co-founded Peregrine Group, which merged its Greater China equity and corporate finance team with BNP's investment banking arm in Asia to form BNP Paribas Peregrine Limited. Mr. Leung is also an active angel and venture capital investor with investments in sectors spanning from financial technology, real estate technology, logistics technology, artificial intelligence, new media to travel technology in Greater China, Israel, and the United States.

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  Manureen Financial Holdings Limited.  Manureen Financial Holdings Limited is a strategic investment partner of Greater Bay Area Investment Group, which is a leading investment platform in China focusing on the Guangdong-Hong Kong-Macau Greater Bay Area, with a registered capital of RMB40 billion, jointly established by approximately 50 PRC and offshore high-quality listed and private leading enterprises.

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  Yuanyin International Limited.  Yuanyin International Limited is a leading financial institution founded in Hong Kong with the approval of the Henan provincial government of China. It is an HKSFC-licensed company that provides one-stop financial services, including investment banking and asset management services.

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  Mobvista International Technology Limited (SEHK: 1860).  Mobvista International Technology Limited is a wholly-owned subsidiary of Mobvista Inc, an SEHK-listed leading technology platform providing global mobile application developers with comprehensive services of user acquisition, mobile analytics, and monetization with 15 offices around the world. According to its 2018 annual report, Mobvista ranked among top ten in the world and top one in China, in terms of the average daily active users through the monetization software development kit in the first half of 2018.

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  Indochina Fund Limited.  Indochina Fund Limited is a wholly-owned subsidiary of Indochina Group Holdings Limited, a company incorporated in the British Virgin Islands. Indochina Fund Limited and its associates operate as a real estate development, fund management, advisory, and financial services company in Southeastern Asia. Indochina Group Holdings Limited develops and finances real estate projects that include a wide range of property types, such as multi-family residential and mixed-use commercial developments, hotels, resorts, and leisure facilities, and manages a diversified portfolio of private equity and debt instruments. It also provides advisory services to foreign and local enterprises in Southeastern Asia in respect of infrastructure-related investment activities, and to governmental agencies on policy matters, as well as to local and foreign companies on their merger and acquisition strategies.

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  George Ching Cheong Chan.  Mr. Chan is a successful entrepreneur having over 30 years of experience in the media and technology industries. He once served as the executive director, group managing director and a member of the executive committee of PCCW Limited. PCCW is an SEHK-listed global company focusing on telecommunications, media, IT solutions, property development, and investment, and holds majority interest in the HKT Trust and HKT Limited, Hong Kong's premier telecommunications service provider and leading operator in fixed-line, broadband, and mobile communication services. He also served as the chairman of PCCW Media Group.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

                        has agreed to act as the depositary bank for the American Depositary Shares.            's depositary offices are located at                    . American Depositary Shares are frequently referred to as ADSs and represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as American Depositary Receipts or ADRs. The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is                    , located at                    .

        We have appointed            as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC's website at www.sec.gov. Please refer to Registration Number 333-            when retrieving such copy.

        We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

        Each ADS represents the right to receive, and to exercise the beneficial ownership interests in,            Class A ordinary shares that are on deposit with and held under the name of the depositary bank and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. The custodian, the depositary bank and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary bank, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary bank, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary bank, and the depositary bank (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

        If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of Class A ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

        In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary bank, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

        As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary bank will hold on your behalf the shareholder rights attached to the Class A ordinary shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the Class A ordinary shares represented by your ADSs through the depositary bank only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.

        As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary bank in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank, commonly referred to as the direct registration system or DRS. The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the holder. When we refer to "you," we assume the reader owns ADSs and will own ADSs at the relevant time.

        The registration of the Class A ordinary shares in the name of the depositary bank or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary bank or the custodian the record ownership in the applicable Class A ordinary shares with the beneficial ownership rights and interests in such Class A ordinary shares being at all times vested with the beneficial owners of the ADSs representing the Class A ordinary shares. The depositary bank or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Distributions

        As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction the applicable fees, taxes and expenses.

Distributions of Cash

        Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of the Cayman Islands.

        The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary bank will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

        The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary bank will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary bank holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Shares

        Whenever we make a free distribution of Class A ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of Class A ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will either distribute to holders new ADSs representing the Class A ordinary shares deposited or modify the ADS-to-Class A ordinary share ratio, in which case each ADS you hold will represent rights and interests in the additional Class A ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

        The distribution of new ADSs or the modification of the ADS-to-Class A ordinary share ratio upon a distribution of Class A ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new Class A ordinary shares so distributed.

        No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the Class A ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

        Whenever we intend to distribute rights to purchase additional Class A ordinary shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

        The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new Class A ordinary shares other than in the form of ADSs.

        The depositary bank will not distribute the rights to you if:

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  We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

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  We fail to deliver satisfactory documents to the depositary bank; or

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  It is not reasonably practicable to distribute the rights.

        The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

        Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

        The depositary bank will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

        If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in the Cayman Islands would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

        Whenever we intend to make a distribution of property other than cash, Class A ordinary shares or rights to purchase additional Class A ordinary shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

        If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

        The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

        The depositary bank will not distribute the property to you and will sell the property if:

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  We do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

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  We do not deliver satisfactory documents to the depositary bank; or

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  The depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

        The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

        Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will provide notice of the redemption to the holders.

        The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Changes Affecting Class A Ordinary Shares

        The Class A ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such Class A ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets of the Company.

        If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the Class A ordinary shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Class A Ordinary Shares

        Upon completion of this offering, the Class A ordinary shares being offered pursuant to this prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will issue ADSs to the underwriters named in this prospectus. Upon receipt of confirmation of such deposit, the depositary bank will issue ADSs to the underwriters named in this prospectus.

        After the closing of this offer, the depositary bank may create ADSs on your behalf if you or your broker deposit Class A ordinary shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the Class A ordinary shares to the custodian. Your ability to deposit Class A ordinary shares and receive ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of deposit.

        The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the Class A ordinary shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

        When you make a deposit of Class A ordinary shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

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  The Class A ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

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  All preemptive (and similar) rights, if any, with respect to such Class A ordinary shares have been validly waived or exercised.

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  You are duly authorized to deposit the Class A ordinary shares.

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  The Class A ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, "restricted securities" (as defined in the deposit agreement).

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  The Class A ordinary shares presented for deposit have not been stripped of any rights or entitlements.

        If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

        As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

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  ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

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  provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

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  provide any transfer stamps required by the State of New York or the United States; and

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  pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

        To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Class A Ordinary Shares Upon Cancellation of ADSs

        As a holder of ADSs, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying Class A ordinary shares at the custodian's offices. Your ability to withdraw the Class A ordinary shares held in respect of the ADSs may be limited by U.S. and Cayman Islands considerations applicable at the time of withdrawal. In order to withdraw the Class A ordinary shares represented by your ADSs, you will be required to pay to the depositary bank the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the Class A ordinary shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

        If you hold ADSs registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the Class A ordinary shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

        You will have the right to withdraw the securities represented by your ADSs at any time except for:

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  Temporary delays that may arise because (i) the transfer books for the Class A ordinary shares or ADSs are closed, or (ii) Class A ordinary shares are immobilized on account of a shareholders' meeting or a payment of dividends.

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  Obligations to pay fees, taxes and similar charges.

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  Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

        The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

        As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the Class A ordinary shares represented by your ADSs. The voting rights of holders of Class A ordinary shares are described in "Description of Share Capital—Voting Rights".

        At our request, the depositary bank will distribute to you any notice of shareholders' meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

        If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder's ADSs as follows:

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  In the event of voting by show of hands, the depositary bank will vote (or cause the custodian to vote) all Class A ordinary shares held on deposit at that time in accordance with the voting instructions received from a majority of holders of ADSs who provide timely voting instructions.

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  In the event of voting by poll, the depositary bank will vote (or cause the Custodian to vote) the Class A ordinary shares held on deposit in accordance with the voting instructions received from the holders of ADSs.

        Securities for which no voting instructions have been received will not be voted (except as otherwise contemplated herein). Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner.

Fees and Charges

        As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees
• Issuance of ADSs upon deposit of shares (excluding issuances as a result of distributions of shares)	Up to US$0.05 per ADS issued
• Cancellation of ADSs	Up to US$0.05 per ADS canceled
• Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to US$0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares)	Up to US$0.05 per ADS held
• ADS Services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

        As an ADS holder you will also be responsible to pay certain charges such as:

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  taxes (including applicable interest and penalties) and other governmental charges;

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  the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;

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  certain cable, telex and facsimile transmission and delivery expenses;

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  the expenses and charges incurred by the depositary bank in the conversion of foreign currency;

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  the fees and expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, ADSs and ADRs; and

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  the fees and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

        ADS fees and charges payable upon (i) deposit of Class A ordinary shares against issuance of ADSs and (ii) surrender of ADSs for cancellation and withdrawal of Class A ordinary shares are charged to the person to whom the ADSs are delivered (in the case of ADS issuances) and to the person who delivers the ADSs for cancellation (in the case of ADS cancellations). In the case of ADSs issued by the depositary bank into DTC or presented to the depositary bank via DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs or the DTC participant(s) surrendering the ADSs for cancellation, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account(s) of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participant(s) as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.

        In the event of refusal to pay the depositary bank fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary bank fees from any distribution to be made to the ADS holder. Certain ADS fees and charges (such as the ADS service fee may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes. The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Amendments and Termination

        We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days' prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

        You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the Class A ordinary shares represented by your ADSs (except as permitted by law).

        We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

        After termination, the depositary bank will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

        The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

        The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

        The deposit agreement limits our obligations and the depositary bank's obligations to you. Please note the following:

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  We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

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  The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

  •
  The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in Class A ordinary shares, for the validity or worth of the Class A ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

  •
  We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

  •
  We and the depositary bank disclaim any liability if we or the depositary bank are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our Articles of Incorporation, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

  •
  We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our Articles of Incorporation or in any provisions of or governing the securities on deposit.

  •
  We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

  •
  We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of Class A ordinary shares but is not, under the terms of the deposit agreement, made available to you.

  •
  We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

  •
  We and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

  •
  No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

Pre-Release Transactions

        Subject to the terms and conditions of the deposit agreement, the depositary bank may issue to broker/dealers ADSs before receiving a deposit of Class A ordinary shares or release Class A ordinary shares to broker/dealers before receiving ADSs for cancellation. These transactions are commonly referred to as pre-release transactions, and are entered into between the depositary bank and the applicable broker/dealer. The deposit agreement limits the aggregate size of pre-release transactions (not to exceed 30% of the Class A ordinary shares on deposit in the aggregate) and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

        You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

        The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

        The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

        If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

  •
  Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

  •
  Distribute the foreign currency to holders for whom the distribution is lawful and practical.

  •
  Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial

        The deposit agreement and the ADRs will be interpreted in accordance with the laws of the State of New York. The rights of holders of ordinary shares (including Class A ordinary shares represented by ADSs) is governed by the laws of the Cayman Islands.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have            ADSs outstanding, representing            Class A ordinary shares, or approximately        % of our outstanding ordinary shares assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. While we intend to list the ADSs on the [New York Stock Exchange/Nasdaq Global Market], we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop in our ordinary shares not represented by the ADSs.

Lock-Up Agreements

        We, all of our directors, executive officers and existing shareholders have agreed that, for a period of 180 days after the date of this prospectus subject to certain limited exceptions as described below, we will not directly or indirectly, without the prior written consent of [the representatives of the underwriters], (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any of our ordinary shares or ADSs (including, without limitation, ordinary shares or ADSs that may be deemed to be beneficially owned by us in accordance with the rules and regulations of the SEC and ordinary shares or ADSs that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for ordinary shares or ADSs, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of ordinary shares, ADSs or securities convertible into or exercisable or exchangeable for ordinary shares or ADSs, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ordinary shares, ADSs or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any ordinary shares, ADSs or securities convertible, exercisable or exchangeable into ADSs or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing. These restrictions are subject to certain exceptions.

        In addition, through a letter agreement, we will instruct            , as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we consent to such deposit or issuance, and we have agreed not to provide consent without the prior written consent of [the representatives of underwriters]. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares.]

Rule 144

        All of our ordinary shares outstanding prior to this offering are "restricted shares" as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

        Our affiliates are subject to additional restrictions under Rule 144. Our affiliates may only sell a number of restricted shares within any three-month period that does not exceed the greater of the following:

  •
  1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately        Class A ordinary shares immediately after this offering; or

  •
  the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, on the [New York Stock Exchange/Nasdaq Global Market], during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

        Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

        Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

 TAXATION

        The following summary of material Cayman Islands, Hong Kong, and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

        Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ADSs or ordinary shares, nor will gains derived from the disposal of our ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

Hong Kong Taxation

        The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling the ADSs, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisers regarding the tax consequences of purchasing, holding or selling the ADSs. Under the current laws of Hong Kong:

  •
  No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the ADSs.

  •
  Revenue gains from the sale of ADSs by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

  •
  Gains arising from the sale of ADSs, where the purchases and sales of ADSs are effected outside of Hong Kong such as, for example, on the New York Stock Exchange, should not be subject to Hong Kong profits tax.

        According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the ADSs would not be subject to any Hong Kong tax.

        No Hong Kong stamp duty is payable on the purchase and sale of the ADSs.

United States Federal Income Tax Considerations

        The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs in this offering and holds our ADSs or ordinary shares as

"capital assets" (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on certain net investment income, information reporting or backup withholding or any state, local, and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

  •
  banks and other financial institutions;

  •
  insurance companies;

  •
  pension plans;

  •
  cooperatives;

  •
  regulated investment companies;

  •
  real estate investment trusts;

  •
  broker-dealers;

  •
  traders that elect to use a mark-to-market method of accounting;

  •
  certain former U.S. citizens or long-term residents;

  •
  tax-exempt entities (including private foundations);

  •
  individual retirement accounts or other tax-deferred accounts;

  •
  persons liable for alternative minimum tax;

  •
  persons who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

  •
  investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

  •
  investors that have a functional currency other than the U.S. dollar;

  •
  persons that actually or constructively own 10% or more of our ADSs or ordinary shares (by vote or value); or

  •
  partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the ADSs or ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

        Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S., and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

  •
  an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has otherwise validly elected to be treated as a U.S. person under the Code.

        If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

        The discussion below assumes that the representations contained in the deposit agreement are and will continue to be true, and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms. For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

        A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of "passive" income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the asset test. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. Passive assets are those which give rise to passive income, and include assets held for investment, as well as cash, assets readily convertible into cash, and working capital. The company's goodwill and other unbooked intangibles are taken into account and may be classified as active or passive depending upon the relative amounts of income generated by the company in each category. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

        Based upon our current and projected income and assets, the expected proceeds from this offering, and projections as to the market price of our ADSs immediately following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets, including the relative amounts of income generated by our strategic investment business as compared to our other businesses, and the value of the assets held by our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming classified as a PFIC in the current or subsequent years. Furthermore fluctuations in the market price of our ADSs may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

        If we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares unless, in such case, we cease to be treated as a PFIC and such U.S. Holder makes a deemed sole election.

        The discussion below under "—Dividends" and "—Sale or Other Disposition" is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under "—Passive Foreign Investment Company Rules."

Dividends

        Any cash distributions paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a "dividend" for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends-received from U.S. corporations.

        Individuals and other non-corporate U.S. Holders may be subject to tax on any such dividends at the lower capital gain tax rate applicable to "qualified dividend income," provided that certain conditions are satisfied, including that (i) our ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. We intend to list the ADSs on the [New York Stock Exchange/Nasdaq Global Market]. Provided that this listing is approved, we believe that the ADSs should generally be considered to be readily tradeable on an established securities market in the United States. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. Because the ordinary shares will not be listed on a U.S. exchange, we do not believe that dividends received with respect to ordinary shares that are not represented by ADSs will be treated as qualified dividends. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares.

        For U.S. foreign tax credit purposes, dividends paid on our ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

        A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder's adjusted tax basis in such ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss. Any such capital gain or loss will be long term if the ADSs or ordinary shares have been held for more than one year. Non-corporate U.S. Holders (including individuals) generally will be subject to United States federal income tax on long-term capital gain at preferential rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the applicability of any tax treaty and the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

        If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

  •
  the excess distribution or gain will be allocated ratably over the U.S. Holder's holding period for the ADSs or ordinary shares;

  •
  the amount allocated to the current taxable year and any taxable years in the U.S. Holder's holding period prior to the first taxable year in which we are classified as a PFIC (each, a "pre-PFIC year"), will be taxable as ordinary income; and

  •
  the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

        As an alternative to the foregoing rules, a U.S. Holder of "marketable stock" (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder's adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

        The mark-to-market election is available only for "marketable stock," which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs, but not our ordinary shares, will be treated as marketable stock upon their listing on the [New York Stock Exchange/Nasdaq Global Market]. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

        Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder's indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

        We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

        If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC.

 UNDERWRITING (CONFLICT OF INTEREST)

        AMTD Global Markets Limited                        and Top Capital Partners Limited are acting as the representatives of the underwriters and book-running managers of this offering. Under the terms of the underwriting agreement, the form of which will be filed as an exhibit to this registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of ADSs shown opposite its name below:

Underwriters	Number of ADSs
AMTD Global Markets Limited
Top Capital Partners Limited*

Total

*
Legal name of Tiger Brokers (as shown on the cover of this prospectus)

        The underwriting agreement provides that the underwriters' obligation to purchase ADSs depends on the satisfaction of the conditions contained in the underwriting agreement, including:

  •
  the obligation to purchase all of the ADSs offered hereby (other than those ADSs covered by their option to purchase additional ADSs as described below), if any of the ADSs are purchased;

  •
  the representations and warranties made by us to the underwriters are true;

  •
  there is no material change in our business or the financial markets; and

  •
  our delivery of customary closing documents to the underwriters.

Commissions and Expenses

        The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional ADSs. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us.

	No Exercise	Full Exercise
Per ADS	US$	US$
Total paid by us	US$	US$

        [The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of ADSs offered by them.]

        The representatives have advised us that the underwriters propose to offer the ADSs directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of US$            per share. If all the ADSs are not sold at the initial offering price following the initial offering, the representatives may change the offering price and other selling terms.

        Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. AMTD Global Markets Limited is not a broker-dealer registered with the SEC and does not intend to make any offers or sales of the ADSs within the United States or to any U.S. persons. Top Capital Partners Limited is not a broker-dealer registered with the SEC. To the extent Top Capital Partners Limited intends to make any offers or sales of the

ADSs in the United States, it will do so only through one or more SEC-registered broker-dealers in compliance with applicable laws and regulations.

        The total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately US$            million. Expenses include the SEC and the Financial Industry Regulatory Authority, or FINRA, filing fees, fees and expense of the underwriters' legal counsel (in an amount not to exceed US$            ), the [New York Stock Exchange/Nasdaq Global Market] listing fee, and printing, legal, accounting, and miscellaneous expenses.

        The address of AMTD Global Markets Limited is 23/F-25/F Nexxus Building, 41 Connaught Road Central, Hong Kong. The address of Top Capital Partners Limited is Level 4, 142 Broadway, Newmarket, Auckland, New Zealand.

Option to Purchase Additional ADSs

        We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of            ADSs from us at the public offering price less underwriting discounts and commissions. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional ADSs based on the underwriter's percentage underwriting commitment in the offering as indicated in the table at the beginning of this "Underwriting" section.

[Lock-Up Agreements

        We, all of our directors, executive officers and existing shareholders have agreed that, for a period of 180 days after the date of this prospectus subject to certain limited exceptions as described below, we will not directly or indirectly, without the prior written consent of [the representatives of the underwriters], (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any of our ordinary shares or ADSs (including, without limitation, ordinary shares or ADSs that may be deemed to be beneficially owned by us in accordance with the rules and regulations of the SEC and ordinary shares or ADSs that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for ordinary shares or ADSs, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of ordinary shares, ADSs or securities convertible into or exercisable or exchangeable for ordinary shares or ADSs, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ordinary shares, ADSs or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any ordinary shares, ADSs or securities convertible, exercisable or exchangeable into ADSs or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing. These restrictions are subject to certain exceptions.

        The underwriters, in their sole discretion, may release the ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time. At least three business days before the effectiveness of any release or waiver of any of the restrictions described above with respect to an officer or director of the Company, the underwriters will notify us of the impending release or waiver and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver, except where the release or waiver is effected solely to permit a transfer that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.]

Offering Price Determination

        Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price was negotiated between the representatives and us. In determining the initial public offering price of our ordinary shares, the representatives considered:

  •
  the history and prospects for the industry in which we compete;

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  our financial information;

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  the ability of our management and our business potential and earning prospects;

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  the prevailing securities markets at the time of this offering; and

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  the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

[Directed Share Program

        At our request, the underwriters have reserved for sale at the initial public offering price up to            ADSs offered hereby for officers, directors, employees, and certain other persons associated with us. The number of ADSs available for sale to the general public will be reduced to the extent such persons purchase such reserved ADSs. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered hereby. Any participants in this program shall be prohibited from selling, pledging or assigning any ADSs sold to them pursuant to this program for a period of 180 days after the date of this prospectus. This 180-day lock up period shall be extended with respect to our issuance of an earnings release or if a material news or a material event relating to us occurs, in the same manner as described above under "—Lock-Up Agreements."]

Stabilization, Short Positions, and Penalty Bids

        The representatives of the underwriters may engage in stabilizing transactions, short sales, and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the ADSs, in accordance with Regulation M under the Exchange Act:

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  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

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  A short position involves a sale by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs involved in the sales made by the underwriters in excess of the number of ADSs they are obligated to purchase is not greater than the number of ADSs that they may purchase by exercising their option to purchase additional ADSs. In a naked short position, the number of ADSs involved is greater than the number of ADSs in their option to purchase additional ADSs. The underwriters may close out any short position by either exercising their option to purchase additional ADSs and/or purchasing ADSs in the open market. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through their option to purchase additional ADSs. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the ADS originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADS or preventing or retarding a decline in the market price of the ADS. As a result, the price of the ADS may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the [New York Stock Exchange/Nasdaq Global Market] or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADS. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

        A prospectus in electronic format may be made available on the internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of ADSs for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's or selling group member's website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Listing on the [New York Stock Exchange/Nasdaq Global Market]

        We have applied for approval for listing the ADSs on the [New York Stock Exchange/Nasdaq Global Market] under the symbol "            ." In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of ADSs to a minimum number of beneficial owners as required by that exchange.

Stamp Taxes

        If you purchase ADSs offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Conflict of Interest

        AMTD Global Markets Limited will participate in the distribution of the ADSs in this offering. We control AMTD Global Markets Limited and this relationship is defined as a "conflict of interest" under FINRA Rule 5121(f)(5)(B). Because of this relationship, the offering will be conducted in accordance with the requirements of FINRA Rule 5121. This rule requires, among other things, that a qualified independent underwriter has participated in the preparation of, and has exercised the usual standards of "due diligence" in respect to, the registration statement and this prospectus.                        has agreed to act as qualified independent underwriter for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 of the Securities Act. We have agreed to indemnify                        against liabilities in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

        Because AMTD Global Markets Limited has a "conflict of interest" as defined in FINRA Rule 5121, it is not permitted to sell the ADSs in this offering to an account over which it exercises discretionary authority without the prior written approval of the customer to which the account relates.

Other Relationships

        The underwriters and certain of their affiliates are full-service financial institutions engaged in various activities, which may include securities trading, investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various investment banking, and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses.

        In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas, and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

        [This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (1) in which such an offer or solicitation is not authorized, (2) in which any person making such offer or solicitation is not qualified to do so or (3) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the ADSs or possession or distribution of this prospectus or any other offering or publicity material relating to the ADSs in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, each underwriter has undertaken that it will not, directly or indirectly, offer or sell any ADSs or have in its possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of ADSs by it will be made on the same terms.]

Australia

        No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act. Any offer in Australia of the ADSs may only be made to persons, or the Exempt Investors, who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act. The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ADSs must observe such Australian on-sale restrictions. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any ADSs recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Bermuda

        The ADSs may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

British Virgin Islands

        The ADSs are not being, and may not be, offered to the public or to any person in the British Virgin Islands for purchase or subscription by us or on our behalf. The ADSs may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (each, a BVI Company), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

        This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the ADSs for the purposes of the Securities and Investment Business Act, 2010, or SIBA or the Public Issuers Code of the British Virgin Islands.

        The ADSs may be offered to persons located in the British Virgin Islands who are "qualified investors" for the purposes of SIBA. Qualified investors include (i) certain entities which are regulated by the Financial Services Commission in the British Virgin Islands, including banks, insurance companies, licensees under SIBA and public, professional and private mutual funds; (ii) a company, any securities of which are listed on a recognized exchange; and (iii) persons defined as "professional investors" under SIBA, which is any person (a) whose ordinary business involves, whether for that person's own account or the account of others, the acquisition or disposal of property of the same kind as the property, or a substantial part of our property; or (b) who has signed a declaration that he, whether individually or jointly with his spouse, has a net worth in excess of US$1,000,000 and that he consents to being treated as a professional investor.

Canada

  Resale Restrictions

        The distribution of the ADSs in Canada is being made only in the provinces of Ontario, Quebec, Alberta, and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the ADSs in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the ADSs.

  Representations of Canadian Purchasers

  •
  By purchasing the ADSs in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the ADSs without the benefit of a prospectus qualified under those securities laws as it is an "accredited investor" as defined under National Instrument 45-106—Prospectus Exemptions;

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  the purchaser is a "permitted client" as defined in National Instrument 31-103—Registration Requirements, Exemptions, and Ongoing Registrant Obligations;

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  where required by law, the purchaser is purchasing as principal and not as agent; and

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  the purchaser has reviewed the text above under Resale Restrictions.

  Conflicts of Interest

        Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

  Statutory Rights of Action

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

  Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

  Taxation and Eligibility for Investment

        Canadian purchasers of the ADSs should consult their own legal and tax advisors with respect to the tax consequences of an investment in the ADSs in their particular circumstances and about the eligibility of the ADSs for investment by the purchaser under relevant Canadian legislation.

Cayman Islands

        This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

China

        This prospectus has not been and will not be circulated or distributed in China, and the ADSs may not be offered or sold, and will not be offered or sold, directly or indirectly, to any resident of China or to persons for re-offering or resale, directly or indirectly, to any resident of China except pursuant to applicable laws and regulations of China.

Dubai International Financial Center

        This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs which are the subject of the offering contemplated by this document may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial advisor.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of ADSs which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

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  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

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  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of ADSs shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression "offer to the public" in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

France

        Neither this prospectus nor any other offering material relating to the ADSs described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ADSs has been or will be:

  •
  offered to any legal entity which is a qualified investor as defined in the Prospectus Directive;

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  offered to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer;

  •
  offered in any other circumstances falling within Article 3(2) of the Prospectus Directive;

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  released, issued, distributed or caused to be released, issued or distributed to the public in France; or

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  used in connection with any offer for subscription or sale of the ADSs to the public in France.

        Such offers, sales, and distributions will be made in France only:

  •
  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

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  to investment services providers authorized to engage in portfolio management on behalf of third parties; or

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  in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

        The ADSs may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Germany

        This prospectus does not constitute a Prospectus Directive-compliant prospectus in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and does therefore not allow any public offering in the Federal Republic of Germany, or Germany, or any other Relevant Member State pursuant to § 17 and § 18 of the German Securities Prospectus Act. No action has been or will be taken in Germany that would permit a public offering of the ADSs, or distribution of a prospectus or any other offering material relating to the ADSs. In particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act or any other applicable laws of Germany, has been or will be published within Germany, nor has this prospectus been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within Germany.

        Each underwriter will represent, agree, and undertake, (i) that it has not offered, sold or delivered and will not offer, sell or deliver the ADSs within Germany other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in Germany governing the issue, sale, and offering of ADSs, and (ii) that it will distribute in Germany any offering material relating to the ADSs only under circumstances that will result in compliance with the applicable rules and regulations of Germany.

        This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Hong Kong

        The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that ordinance, or (ii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that ordinance. No advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that ordinance.

Israel

        This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, entities with equity in excess of NIS 50 million and qualified individuals, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors may be required to submit written confirmation that they meet the criteria for one of the categories of investors set forth in the prospectus.

Italy

        The offering of ADSs has not been registered with the Commissione Nazionale per le Società e la Borsa, or CONSOB, pursuant to Italian securities legislation and, accordingly, no ADSs may be offered, sold or delivered, nor copies of this prospectus or any other documents relating to the ADSs may not be distributed in Italy except:

  •
  to "qualified investors", as referred to in Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended, the Decree No. 58, and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of 29 October 2007, as amended ("Regulation

    No. 16190") pursuant to Article 34-ter, paragraph 1, letter b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended, or Regulation No. 11971; or

  •
  in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

        Any offer, sale or delivery of the ADSs or distribution of copies of this prospectus or any other documents relating to the ADSs in the Republic of Italy must be:

  •
  made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993, as amended, or the Banking Law, Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

  •
  in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

  •
  in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

        Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the ADSs on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.

        Furthermore, ADSs which are initially offered and placed in Italy or abroad to qualified investors only but in the following year are regularly ("sistematicamente") distributed on the secondary market in Italy to non-qualified investors become subject to the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971. Failure to comply with such rules may result in the sale of the ADSs being declared null and void and in the liability of the intermediary transferring the ADSs for any damages suffered by such non-qualified investors.

Japan

        The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Kuwait

        Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 "Regulating the Negotiation of Securities and Establishment of Investment Funds," its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

        No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission's approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the securities as principal, if the offer is on terms that the securities may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the securities is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Qatar

        The ADSs have not been and will not be offered, sold or delivered at any time, directly or indirectly, in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been reviewed or approved by or registered with the Qatar Central Bank, the Qatar Exchange or the Qatar Financial Markets Authority. This prospectus is strictly private and confidential, and may not be reproduced or used for any other purpose, nor provided to any person other than the recipient thereof.

Saudi Arabia

        This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than:

  •
  to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA;

  •
  to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA; or

  •
  otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  •
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

  (i)
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  (ii)
  where no consideration is or will be given for the transfer;

  (iii)
  where the transfer is by operation of law;

  (iv)
  as specified in Section 276(7) of the SFA; or

  (v)
  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

        This document is not intended to constitute an offer or solicitation to purchase or invest in the ADSs described herein. The ADSs may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this document nor any other offering or marketing material relating to the ADSs may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document nor any other offering or marketing material relating to the offering, nor our company nor the ADSs have been or will be filed with or approved by any Swiss regulatory authority. The ADSs are not subject to the supervision by any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA, and investors in the ADSs will not benefit from protection or supervision by such authority.

Taiwan

        The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

United Arab Emirates (Excluding the Dubai International Financial Center)

        The ADSs have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates, or the U.A.E., other than in compliance with the laws of the U.A.E. Prospective investors in the Dubai International Financial Centre should have regard to the specific selling restrictions on prospective investors in the Dubai International Financial Centre set out below.

        The information contained in this prospectus does not constitute a public offer of ADSs in the U.A.E. in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 of the U.A.E., as amended) or otherwise and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Emirates Securities and Commodities Authority or the Dubai Financial Services Authority, or DFSA. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser. This prospectus is provided for the benefit of the recipient only, and should not be delivered to, or relied on by, any other person.

United Kingdom

        Each of the underwriters severally represents warrants and agrees as follows:

  •
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21 of the FSMA does not apply to us; and

  •
  it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

Vietnam

        This offering of ADSs has not been and will not be registered with the State Securities Commission of Vietnam under the Law on Securities of Vietnam and its guiding decrees and circulars. The ADSs will not be offered or sold in Vietnam through a public offering and will not be offered or sold to Vietnamese persons other than those who are licensed to invest in offshore securities under the Law on Investment of Vietnam.

 EXPENSES RELATED TO THIS OFFERING

        Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the [NYSE/Nasdaq] application and listing fee, all amounts are estimates.

SEC Registration Fee	US$
FINRA Filing Fee
[NYSE/ Nasdaq] Application and Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	US$

 LEGAL MATTERS

        We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Kirkland & Ellis International LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Class A ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Appleby. Certain legal matters as to Hong Kong law will be passed upon for us by Justin Chow & Co. Solicitors LLP. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Appleby with respect to matters governed by Cayman Islands law and Justin Chow & Co. Solicitors LLP with respect to matters governed by Hong Kong law. Kirkland & Ellis International LLP may rely upon Justin Chow & Co. Solicitors LLP with respect to matters governed by Hong Kong law.

 EXPERTS

        The consolidated financial statements of AMTD International Inc. at January 1, 2017 and December 31, 2017 and 2018, and for each of the two years in the period ended December 31, 2018, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The offices of Ernst & Young are located at 22/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed a registration statement on Form F-1, including relevant exhibits, with the SEC under the Securities Act with respect to the underlying Class A ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

        We are subject to periodic reporting and other information requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC's website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

        As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared under IFRS, and all notices of shareholders' meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders' meeting received by the depositary from us

AMTD INTERNATIONAL INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Pages
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Profit or Loss and Other Comprehensive Income for the years ended December 31, 2017 and 2018	F-3
Consolidated Statements of Financial Position as at January 1, 2017 and December 31, 2017 and 2018	F-4
Consolidated Statements of Changes in Equity for the years ended December 31, 2017 and 2018	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2017 and 2018	F-6
Notes to the Consolidated Financial Statements for the years ended December 31, 2017 and 2018	F-7 - F-58
UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Unaudited Interim Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income for the three months ended March 31, 2018 and 2019	F-59
Unaudited Interim Condensed Consolidated Statements of Financial Position as at December 31, 2018 and March 31, 2019	F-60
Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the three months ended March 31, 2018 and 2019	F-62
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2018 and 2019	F-63
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-64 - F-94

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of AMTD International Inc.

Opinion on the Financial Statements

    We have audited the accompanying consolidated statements of financial position of AMTD International Inc. (the Company) as at January 1, 2017 and December 31, 2017 and 2018, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 1, 2017 and December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

    These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

    We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

    Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young

We have served as the Company's auditor since 2019.

Hong Kong

May 28, 2019

AMTD INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

	Notes	2017	2018
		HK$	HK$
REVENUE
Fee and commission income		278,976,203	367,538,115
Dividend and gain related to disposed investment		69,508,298	99,227,724

		348,484,501	466,765,839
Net fair value changes on financial assets at fair value through profit or loss		684,679,252	256,460,295

	5	1,033,163,753	723,226,134
Other income	5	17,914,166	15,392,775
Operating expenses, net	6	(111,563,188)	(52,582,107)
Staff costs	7	(102,204,502)	(68,024,513)
Finance costs	8	(28,724,758)	(9,047,063)

PROFIT BEFORE TAX		808,585,471	608,965,226
Income tax expense	9	(135,213,625)	(83,839,597)

PROFIT FOR THE YEAR AND TOTAL COMPREHENSIVE INCOME FOR THE YEAR		673,371,846	525,125,629

Attributable to:
Owners of the parent		568,266,428	468,061,079
Non-controlling interests		105,105,418	57,064,550

		673,371,846	525,125,629

EARNINGS PER SHARE ATTRIBUTABLE TO CLASS B ORDINARY EQUITY HOLDERS OF THE PARENT
Basic and diluted, profit for the year attributable to Class B ordinary equity holders of the parent	10	2.84	2.34

The accompanying notes are an integral part of the consolidated financial statements.

AMTD INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT JANUARY 1, 2017, DECEMBER 31, 2017 AND 2018

	Notes	January 1, 2017	December 31, 2017	December 31, 2018
		HK$	HK$	HK$
Assets
Non-current assets
Property, plant and equipment	11	692,261	451,833	131,206
Intangible assets	12	15,171,170	15,171,170	15,171,170

Total non-current assets		15,863,431	15,623,003	15,302,376

Current assets
Accounts receivable	13	93,003,365	93,172,716	161,093,054
Prepayments, other receivables and other assets	14	19,434,228	23,203,443	33,343,859
Due from a related company	23(b)(iii)	1,988,101	4,092,519	4,085,019
Due from immediate holding company	23(b)(i)	25,933,563	—	66,141,756
Due from fellow subsidiaries	23(b)(i)	1,256,262,495	2,458,702,841	2,596,118,859
Financial assets at fair value through profit or loss	15	989,728,800	745,629,400	1,953,078,309
Stock loan	15	—	2,203,140,000	1,535,679,600
Tax recoverable		—	8,146,249	—
Cash and bank balances—general accounts	16	69,509,827	86,415,282	126,855,518
Bank balances—segregated accounts	16	363,109,017	403,491,699	615,491,200

Total current assets		2,818,969,396	6,025,994,149	7,091,887,174

Total assets		2,834,832,827	6,041,617,152	7,107,189,550

Equity and liabilities
Current liabilities
Clients' monies held on trust		339,791,599	383,304,389	586,891,255
Accounts payable	17	2,413,353	7,128,142	15,310,871
Margin loans payable	18	638,350,783	351,609,630	321,999,549
Other payables and accruals	19	9,579,790	6,516,678	80,123,688
Due to fellow subsidiaries	23(b)(i)	95,368,418	853,123,095	574,202,907
Due to immediate holding company	23(b)(i)	1,381,888,789	1,640,450,071	2,145,792,209
Tax payable		14,195,803	—	25,109,794

Total current liabilities		2,481,588,535	3,242,132,005	3,749,430,273

Non-current liabilities
Deferred tax liabilities	20	17,239,669	130,208,677	163,357,177

Total liabilities		2,498,828,204	3,372,340,682	3,912,787,450

Equity
Share capital	21	156,998	156,998	156,998
Capital reserve	21	33,333,003	1,312,802,675	1,312,802,676
Retained profits		302,514,622	870,781,050	1,338,842,129

Total ordinary shareholders' equity		336,004,623	2,183,740,723	2,651,801,803
Non-controlling interests		—	485,535,747	542,600,297

Total equity		336,004,623	2,669,276,470	3,194,402,100

Total liabilities and equity		2,834,832,827	6,041,617,152	7,107,189,550

The accompanying notes are an integral part of the consolidated financial statements.

AMTD INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

	Attributable to owners of the parent
	Share capital	Capital reserve	Retained profits	Total	Non- controlling interests	Total equity
	HK$	HK$	HK$	HK$	HK$	HK$
At January 1, 2017	156,998	33,333,003	302,514,622	336,004,623	—	336,004,623
Capital injection to a subsidiary	—	1	—	1	—	1
Deemed contributions	—	1,279,469,671	—	1,279,469,671	380,430,329	1,659,900,000
Profit for the year and total comprehensive income for the year	—	—	568,266,428	568,266,428	105,105,418	673,371,846

At December 31, 2017	156,998	1,312,802,675	870,781,050	2,183,740,723	485,535,747	2,669,276,470

At January 1, 2018	156,998	1,312,802,675	870,781,050	2,183,740,723	485,535,747	2,669,276,470
Capital injection to a subsidiary	—	1	—	1	—	1
Profit for the year and total comprehensive income for the year	—	—	468,061,079	468,061,079	57,064,550	525,125,629

At December 31, 2018	156,998	1,312,802,676	1,338,842,129	2,651,801,803	542,600,297	3,194,402,100

The accompanying notes are an integral part of the consolidated financial statements.

AMTD INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

	Notes	2017	2018
		HK$	HK$
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax		808,585,471	608,965,226
Adjustments for:
Interest income	5	(158,863)	(7,681)
Finance costs	8	28,724,758	9,047,063
Depreciation	6	379,132	334,841
Dividend income	5	(22,564,600)	(99,227,724)
Gain related to disposed investment	5	(46,943,698)	—
Net fair value changes on financial assets at fair value through profit or loss	5	(684,679,252)	(256,460,295)

		83,342,948	262,651,430
Increase in accounts receivable		(169,351)	(67,920,338)
Increase in prepayments, other receivables and other assets		(3,769,215)	(10,140,416)
(Increase)/decrease in due from a related company		(2,104,418)	7,500
Decrease in accounts and other payables and accruals		1,651,677	81,789,739
Increase/(decrease) in clients' monies held on trust		3,130,108	(8,412,635)
Increase in amount with immediate holding company		284,494,845	439,200,382
Decrease in amount with fellow subsidiaries		(460,296,468)	(699,864,420)
Decrease in financial assets at fair value through profit or loss		199,909,698	—

Cash from/(used in) operations		106,189,824	(2,688,758)
Profits tax paid		(44,586,669)	(17,435,053)
Dividend received		22,564,600	99,227,724
Interest received		158,863	7,681

Net cash flows from operating activities		84,326,618	79,111,594

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of items of property, plant and equipment	11	(138,704)	(14,214)

Net cash flows used in investing activities		(138,704)	(14,214)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of margin loan		(38,557,701)	(29,610,081)
Finance costs paid		(28,724,758)	(9,047,063)

Net cash flows used in financing activities		(67,282,459)	(38,657,144)

NET INCREASE IN CASH AND CASH EQUIVALENTS		16,905,455	40,440,236
Cash and cash equivalents at beginning of year		69,509,827	86,415,282

CASH AND CASH EQUIVALENTS AT END OF YEAR		86,415,282	126,855,518

ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances		86,415,282	126,855,518

The accompanying notes are an integral part of the consolidated financial statements.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

1.1 CORPORATE INFORMATION

  AMTD International Inc. (the "Company") (formerly known as AMTD Inc.) is a limited liability company incorporated in the Cayman Islands on February 4, 2019.

  The Company is an investment holding company. The Company and its subsidiaries (collectively referred to as the "Group") is involved in the investment banking, provision of investment advisory services, assets management and strategic investments.

  As at December 31, 2018, the Company's immediate holding company was AMTD Group Company Limited ("AMTD Group"), a private company incorporated in the British Virgin Islands ("BVI"). The directors consider that the Company's ultimate holding company was L.R. Capital Management Company (Cayman) Limited, a private company incorporated in the Cayman Islands.

  Information about subsidiaries

  Particulars of the Company's principal subsidiaries are as follows:

				Percentage of equity attributable to the Company
	Place of incorporation	Issued and registered share capital
Name				Direct	Indirect	Principal activities
AMTD International Holding Group Limited (formerly known as AMTD Financial Planning Limited) ("AMTD IHG")	Hong Kong ("HK")	HK$	500,000	100%	—	Investment holding
AMTD Securities Limited	HK	HK$	1	—	100%	Investment holding
AMTD Global Markets Limited (formerly known as AMTD Asset Management Limited) ("AMTD GM")	HK	HK$	1,561,610,980	—	100%	Provision of fund raising, financial advisory and asset management services
Asia Alternative Asset Partners Limited ("AMTD AAAPL")	HK	HK$	5,000,000	—	100%	Provision of investment advisory services
AMTD Strategic Investment Limited ("AMTD SI")	HK	HK$	1	—	79.13%	Investment holding
AMTD Investment Solutions Group Limited ("AMTD ISG")	HK	HK$	1	—	79.13%	Investment holding
AMTD Overseas Limited (formerly known as AMTD Europe Holdings Limited) ("AMTD Overseas")	HK	HK$	1	—	100%	Investment holding

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

1.1 CORPORATE INFORMATION (CONTINUED)

  Information about subsidiaries (Continued)

  Particulars of the Company's principal subsidiaries are as follows:

				Percentage of equity attributable to the Company
	Place of incorporation	Issued and registered share capital
Name				Direct	Indirect	Principal activities
AMTD Fintech Investment Limited ("AMTD FI")	HK	HK$	1	—	100%	Investment holding
AMTD Investment Inc. ("AMTD Investment")	Cayman Islands	US$	1	100%	—	Investment holding
AMTD Strategic Investment (BVI) Limited	BVI	US$	1	—	100%	Investment holding
AMTD Investment Solutions Group (BVI) Limited	BVI	US$	1	—	100%	Investment holding
AMTD Overseas (BVI) Limited	BVI	US$	1	—	100%	Investment holding
AMTD Fintech Investment (BVI) Limited	BVI	US$	1	—	100%	Investment holding

1.2 REORGANIZATION

  In order to facilitate the Company's initial public offering, AMTD Group completed a series of reorganization transactions (the "Reorganization") whereby, each of the operating and holding entities under AMTD Group's common control, were ultimately contributed to the Company:

  •
  On February 8, 2019, AMTD Investment was incorporated in Cayman Islands and directly held by the Company;

  •
  From March 12 to 14, 2019, four wholly-owned subsidiaries were incorporated in the BVI and were held indirectly by the Company through AMTD Investment;

  •
  On March 18, 2019, the Company entered into sale and purchase agreements with AMTD Group and its subsidiaries which held the shares of AMTD ISG, AMTD SI, AMTD Overseas and AMTD FI (collectively referred to as the "transferred entities"), pursuant to which AMTD Group and its subsidiaries agreed to contribute 100% of the share capital of the transferred entities to the Company for a total of 199,990,000 newly issued Class B ordinary shares of the Company. For AMTD ISG and AMTD SI with non-controlling interests, all shareholders had passed a resolution to provide consent to enter the sale and purchase agreements that involved the two entities and agreed that shareholders other than AMTD Group would not receive any consideration from the disposal of the two entities. The Company issued 199,990,000 Class B ordinary shares and holds the equity interests of AMTD ISG, AMTD SI, AMTD Overseas and AMTD FI indirectly through the four newly set up BVI entities mentioned above.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

1.2 REORGANIZATION (CONTINUED)

  •
  On April 11, 2019, the Securities and Futures Commission ("SFC") approved the shareholder change of AMTD IHG, which holds two licensed subsidiaries (AMTD GM and AMTD AAAPL) governed by the SFC in Hong Kong, from AMTD Group to the Company. The sale and purchase agreement with respect to the transfer of AMTD IHG became effective automatically upon the approval from the SFC. AMTD Group transferred 100% of share capital of AMTD IHG to the Company. In return, the Company issued one Class B ordinary share to AMTD Group.

  The Reorganization was completed on April 11, 2019. Through the Reorganization, the Company became the holding company of the companies now comprising the Group. Accordingly, for the purpose of preparation of the consolidated financial statements of the Group, the Company has been considered as the holding company of the companies now comprising the Group throughout the years ended December 31, 2017 and 2018 with a transition date of January 1, 2017.

2.1 BASIS OF PRESENTATION

  Basis of preparation and transition to IFRS

  Through the Reorganization, the Company became the holding company of the contributed businesses now comprising the Group, which were under the common control of the controlling shareholder before and after the Reorganization. Accordingly, the financial statements were prepared on a consolidated basis by applying the principles of the pooling of interest method as if the Reorganization had been completed at the beginning of the reporting period.

  The consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows of the Group for the relevant periods included the results and cash flows of all companies now comprising the Group from the earliest date presented or since the date when the subsidiaries and/or businesses first came under the common control of the controlling shareholder, whenever the period is shorter.

  The consolidated statements of financial position of the Group as at January 1, 2017, December 31, 2017 and 2018 have been prepared to present the assets and liabilities of the subsidiaries and/or businesses using the existing book values from the controlling shareholder's perspective. No adjustments are made to reflect fair values, or to recognize any new assets or liabilities as a result of the Reorganization.

  Equity interests in subsidiaries and/or businesses held by parties other than the controlling shareholder, and changes therein, prior to the Reorganization are presented as non-controlling interests in equity applying the principles of the pooling of interest method.

  All intra-group transactions and balances have been eliminated on consolidation.

  The Group's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") of the International Accounting Standards Board ("IASB") and the Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

2.1 BASIS OF PRESENTATION (CONTINUED)

  Basis of preparation and transition to IFRS (Continued)

  The Group has applied IFRS for the first time to the consolidated financial statements for the years ended December 31, 2017 and 2018. All IFRSs issued by the IASB, effective at the time of preparing these consolidated financial statements have been applied. As the Group neither prepared nor reported a complete set of financial statements in the past, the reconciliations from previous GAAP to IFRS were not disclosed.

  The Group prepared the consolidated financial statements that comply with IFRS applicable as at December 31, 2018, together with the comparative period data for the year ended December 31, 2017, as described in the summary of significant accounting policies. In preparing the consolidated financial statements, the Group's opening consolidated statements of financial position was prepared as at January 1, 2017, the Group's date of transition to IFRS. The Group did not use any optional exemptions to full retrospective application of IFRS set out within IFRS 1.

  The consolidated financial statements have been prepared on a historical cost basis, except for financial assets at fair value through profit or loss. The consolidated financial statements are presented in Hong Kong Dollars ("HK$") unless otherwise stated.

  Basis of consolidation

  The consolidated financial statements include the financial statements of the Company and its subsidiaries for the years ended December 31, 2017 and 2018. A subsidiary is an entity, directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).

  The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

  Profit or loss is attributed to the owners of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

  The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described above.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

2.2 ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

  New standards early adopted by the Group

  Amendments to IFRS 3 Definition of a Business

  In October 2018, IASB issued the amendment to IFRS 3, Definition of a Business, which is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and to asset acquisitions that occur on or after the beginning of that period. Amendments to IFRS 3 clarify and provide additional guidance on the definition of a business. The amendments clarify that for an integrated set of activities and assets to be considered a business, it must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. A business can exist without including all of the inputs and processes needed to create outputs. The amendments remove the assessment of whether market participants are capable of acquiring the business and continue to produce outputs. Instead, the focus is on whether acquired inputs and acquired substantive processes together significantly contribute to the ability to create outputs. The amendments have also narrowed the definition of outputs to focus on goods or services provided to customers, investment income or other income from ordinary activities. Furthermore, the amendments provide guidance to assess whether an acquired process is substantive and introduce an optional fair value concentration test to permit a simplified assessment of whether an acquired set of activities and assets is not a business. The Group has early adopted the amendments. The Company acquired the intangible assets included in the consolidated financial statements through the acquisition of a subsidiary in 2015. The acquisition was determined to be and accounted for as an asset acquisition as the intangible assets met the fair value concentration test.

  New and revised IFRS not yet adopted by the Group

  Amendments to IAS 1 and IAS 8

  Amendments to IAS 1 and IAS 8 provide a new definition of material. The new definition states that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments clarify that materiality will depend on the nature or magnitude of information. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. The Group expects to adopt the amendments prospectively from January 1, 2020. The amendments are not expected to have any significant impact on the Group's consolidated financial statements.

  IFRIC Interpretation 23 Uncertainty over Income Tax Treatments

  The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

2.2 ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS     (CONTINUED)

  New and revised IFRS not yet adopted by the Group (Continued)

  The Interpretation specifically addresses the following:

    •
    Whether an entity considers uncertain tax treatments separately

    •
    The assumptions an entity makes about the examination of tax treatments by taxation authorities

    •
    How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

    •
    How an entity considers changes in facts and circumstances

  An entity has to determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed. The interpretation is effective for annual reporting periods beginning on or after January 1, 2019, but certain transition reliefs are available. The Group will apply the Interpretation from its effective date. Since the Group operates in a complex multinational tax environment, applying the Interpretation may affect its consolidated financial statements. In addition, the Group may need to establish processes and procedures to obtain information that is necessary to apply the Interpretation on a timely basis. The adoption of the Interpretation will not have any material impact on the Company's consolidated financial statements.

2.3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Fair value measurement

  The Group measures its debt and equity investments at fair value at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

  A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

  The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

2.3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  Fair value measurement (Continued)

  All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1	—	based on quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2	—	based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly
Level 3	—	based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

  For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

  Impairment of non-financial assets

  Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than financial assets), the asset's recoverable amount is estimated. An asset's recoverable amount is the higher of the asset's or cash-generating unit's value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

  An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.

  An assessment is made at the end of each reporting period as to whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognized impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of such an impairment loss is credited to profit or loss in the period in which it arises, (only if there are revalued assets in the consolidated financial statements) unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

2.3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  Related parties

  A party is considered to be related to the Group if:

    (a)  the party is a person or a close member of that person's family and that person

      (i)
      has control or joint control over the Group;

      (ii)
      has significant influence over the Group; or

      (iii)
      is a member of the key management personnel of the Group or of a parent of the Group;

  or

    (b)  the party is an entity where any of the following conditions applies:

      (i)
      the entity and the Group are members of the same group;

      (ii)
      one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

      (iii)
      the entity and the Group are joint ventures of the same third party;

      (iv)
      one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

      (v)
      the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group; and the sponsoring employers of the post-employment benefit plan;

      (vi)
      the entity is controlled or jointly controlled by a person identified in (a);

      (vii)
      a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

      (viii)
      the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.

  Property, plant and equipment and depreciation

  Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

  Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to profit or loss in the year in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalised in the carrying amount of the asset as a replacement. Where significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciates them accordingly.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

2.3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  Property, plant and equipment and depreciation (Continued)

  Depreciation is calculated on a straight-line basis to write off the cost or valuation of each item of property, plant and equipment to its residual value over its estimated useful life. The principal annual rates used for this purpose are as follows:

Furniture and fixtures	20%
Computer equipment	33 1/3%

  Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately. Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at least at each financial year end.

  An item of property, plant and equipment including any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognized in profit or loss in the year the asset is derecognized is the difference between the net sales proceeds and the carrying amount of the relevant asset.

  Intangible assets (other than goodwill)

  Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination or asset acquisition is the fair value at the date of acquisition. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

  Licenses

  Purchased licenses are stated at cost less any impairment losses and have indefinite useful life.

  Investments and other financial assets

  Initial recognition and measurement

  Financial assets are classified, at initial recognition, and subsequently measured at amortized cost, and fair value through profit or loss.

  The classification of financial assets at initial recognition depends on the financial asset's contractual cash flow characteristics and the Group's business model for managing them. With the exception of accounts receivable that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Accounts receivable that do

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

2.3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  Investments and other financial assets (Continued)

  Initial recognition and measurement (Continued)

  not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out for "Revenue recognition" below.

  In order for a financial asset to be classified and measured at amortised cost or fair value through other comprehensive income, it needs to give rise to cash flows that are solely payments of principal and interest ("SPPI") on the principal amount outstanding.

  The Group's business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

  All regular way purchases and sales of financial assets are recognized on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

  Subsequent measurement

  The subsequent measurement of financial assets depends on their classification as follows:

  Financial assets at amortised cost (debt instruments)

      The Group measures financial assets at amortised cost if both of the following conditions are met:

  •
  The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows.

  •
  The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

  Financial assets at amortised cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired.

  Financial assets at fair value through profit or loss

  Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss irrespective of the business model.

  Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in profit or loss.

  This category includes equity investments which the Group had not irrevocably elected to classify at fair value through other comprehensive income. Dividends on equity investments classified as financial assets at fair value profit or loss are also recognized as revenue in profit or loss when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

2.3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  Derecognition of financial assets

  A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group's consolidated statements of financial position) when:

  •
  the rights to receive cash flows from the asset have expired; or

  •
  the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a "pass-through" arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

  When the Group has transferred its rights to receive cash flows from an asset or has entered into a "pass-through" arrangement, it evaluates if, and to what extent, it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group's continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

  Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

  Impairment of financial assets

  The Group recognizes an allowance for expected credit losses ("ECLs") for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

  General approach

  ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

  At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward-looking information.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

2.3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  Impairment of financial assets (Continued)

  General approach (Continued)

  The Group considers a financial asset in default when contractual payments are 60-120 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

  Financial assets at amortized cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for accounts receivable which apply the simplified approach as detailed below.

Stage 1	—	Financial instruments for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12-month ECLs
Stage 2	—
Financial instruments for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs
Stage 3	—
Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit-impaired) and for which the loss allowance is measured at an amount equal to lifetime ECLs

  Simplified approach

  For accounts receivable that do not contain a significant financing component or when the Group applies the practical expedient of not adjusting the effect of a significant financing component, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

  For accounts receivable that contain a significant financing component, the Group chooses as its accounting policy to adopt the simplified approach in calculating ECLs with policies as described above.

  Financial liabilities

  Initial recognition and measurement

  Financial liabilities are classified, at initial recognition, as loans and payables, as appropriate.

  All financial liabilities are recognized initially at fair value and, in the case of loans and payables, net of directly attributable transaction costs.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

2.3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  Financial liabilities (Continued)

  Subsequent measurement of interest-bearing loans and payables

  After initial recognition, interest-bearing loans and payables are subsequently measured at amortized cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the effective interest rate amortization process.

  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in profit or loss.

  Derecognition of financial liabilities

  A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires.

  When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognized in profit or loss.

  Cash and cash equivalents

  For the purpose of the consolidated statements of cash flows, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

  For the purpose of the consolidated statements of financial position, cash and cash equivalents comprise cash on hand and at banks, including term deposits, and assets similar in nature to cash, which are not restricted as to use.

  Provisions

  A provision is recognized when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

  When the effect of discounting is material, the amount recognized for a provision is the present value at the end of the reporting period of the future expenditures expected to be required to settle the obligation, the increase in the discounted present value amount arising from the passage of time is included in profit or loss.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

2.3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  Income tax

  Income tax comprises current and deferred tax. Income tax relating to items recognized outside profit or loss is recognized outside profit or loss, either in other comprehensive income or directly in equity.

  Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities, based on the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates.

  Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

  Deferred tax liabilities are recognized for all taxable temporary differences, except:

  •
  when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

  •
  in respect of taxable temporary differences associated with investments in subsidiaries, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

  Deferred tax assets are recognized for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilized, except:

  •
  when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

  •
  in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

  The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

  Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

2.3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  Income tax (Continued)

  Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

  Revenue recognition

  Revenue from contracts with customers

  Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

  When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Group will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

  The primary components of fee and commission income are investment banking fee and income and asset management fee.

  (a)  Investment banking fee and income

    Investment banking service income is composed of underwriting commission, brokerage fee and financial advisory fee. Underwriting commission earned from underwriting equity and debt securities is recognized at the point in time when the Group's performance under the terms of a contractual arrangement is completed, which is typically at the closing of a transaction if there is no uncertainty or contingency related to the amount to be paid. The normal credit term is 60 to 120 days upon the completion of performance.

    Brokerage fee earned from sales of equity and debt securities from underwriting is recognized at the point in time when the associated service is fulfilled, generally on the trade execution date.

    Financial advisory fee is recognized as advice is provided to the customer, based on the estimated progress of work and when revenue is not probable of a significant reversal. The majority of the contracts have a duration of 60 to 120 days.

  (b)  Asset management fee

    Asset management fee primarily includes fees associated with asset management, performance-based incentive fee, brokerage and handling fee. Substantially all of the management fee and the performance-based incentive fee are subject to variable consideration based on the

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

2.3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  Revenue recognition (Continued)

  (b)  Asset management fee (Continued)

    underlying assets under management, i.e. AUM of a customer's account. Management fee is recognized when services are performed and the fee becomes known. Performance-based incentive fee is recognized when the performance target is met and the revenue is not probable of a significant reversal. For the years ended December 31, 2017 and 2018, the Company did not have any revenue related to such variable consideration and recognized from performance obligations satisfied in previous periods.

    Brokerage and handling fees are recognized at the point in time when the associated service is fulfilled, generally on the trade execution date.

  Revenue from other sources

  Fair value changes on financial assets at fair value through profit or loss is recognized in the period in which they arise. Gain/loss recognized for the financial assets at fair value through profit or loss disposed during the current period is defined as gain/loss related to disposed investment, whereas gain/loss recognized for those financial assets at fair value through profit or loss in the statement of financial position held at the end of the reporting period is defined as net fair value changes on financial assets at fair value through profit or loss.

  Dividend income is recognized when the shareholders' right to receive payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably.

  Contract liabilities

  A contract liability is the obligation to transfer goods or services to a customer for which the Group has received a consideration (or an amount of consideration that is due) from the customer. If a customer pays the consideration before the Group transfers goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Group performs under the contract.

  From 2018, for certain customers of asset management service, the Company requires upfront payment of management fee and recorded such upfront fee as contract liabilities in other payables and accruals. Upfront fee is recognized as revenue based on the time elapsed for the service period. Asset management contracts normally cover periods of one to three years.

  Employee benefits

  Retirement benefit cost

  The Group operates a defined contribution Mandatory Provident Fund retirement benefit scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance for all of its employees. Contributions are made based on a percentage of the employees' basic salaries and are charged to profit or loss as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

2.3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  Foreign currencies

  These consolidated financial statements are presented in Hong Kong dollars, which is the Company's functional currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions recorded by the entities in the Group are initially recorded using their respective functional currency rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rates of exchange ruling at the end of the reporting period. Differences arising on settlement or translation of monetary items are recognized in profit or loss.

  Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was measured. The gain or loss arising on translation of a non-monetary item measured at fair value is treated in line with the recognition of the gain or loss on change in fair value of the item (i.e., translation difference on the item whose fair value gain or loss is recognized in other comprehensive income or profit or loss is also recognized in other comprehensive income or profit or loss, respectively).

  In determining the exchange rate on initial recognition of the related asset, expense or income on the derecognition of a non-monetary asset or non-monetary liability relating to an advance consideration, the date of initial transaction is the date on which the Group initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Group determines the transaction date for each payment or receipt of the advance consideration.

3. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

  The preparation of the Group's consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and their accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amounts of the assets or liabilities affected in the future.

  Judgements

  In the process of applying the Group's accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognized in the consolidated financial statements:

  Income tax

  Significant judgements on the future tax treatment of certain transactions are required in determining income tax provisions. The Group carefully evaluates tax implications of transactions and tax provisions are recorded accordingly. The tax treatment of such transactions is reconsidered periodically to take into account all changes in tax legislation.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

3. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

  Estimation uncertainty

  The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below:

  Provision for expected credit losses on accounts receivable

  The Group uses a provision matrix to calculate ECLs for accounts receivable. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns (i.e., by customer type and reference rating).

  The provision matrix is initially based on the Group's historical observed default rates. The Group will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. For instance, if forecast economic conditions (i.e., market risk and price risk) are expected to deteriorate over the next year which can lead to an increased number of defaults in the capital markets sector, the historical default rates are adjusted. At each reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analysed.

  The assessment of the correlation among historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and forecast economic conditions. The Group's historical credit loss experience and forecast of economic conditions may also not be representative of customer's actual default in the future. The information about the ECLs on the Group's accounts receivable is disclosed in note 13 to the consolidated financial statements.

  Fair value of unlisted equity investments

  The unlisted equity investments have been valued based on the recent transactions with similar risk characteristics as detailed in note 15 to the consolidated financial statements. The valuation requires the Group to estimate the expected business risk, and hence they are subject to uncertainty. The Group classifies the fair value of these investments as Level 3.

4. OPERATING SEGMENT INFORMATION

  For management purposes, the Group is organised into business units based on their products and services and has three reportable operating segments as follows:

  (a)
  The investment banking segment assists customers in raising funds through equity and debt financing, providing underwriting for initial public offerings ("IPOs"), private placements and debt issuances and providing financial advisory services (including but not limited to domestic and cross border advisory services for merger and acquisitions).

  (b)
  The asset management segment provides a wide range of asset management products and services, including in relation to listed equity, fixed income securities, hedge funds, structured products, foreign exchange, private equities, alternative investments, discretionary account services, investment advisory services and external asset management services.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

4. OPERATING SEGMENT INFORMATION (CONTINUED)

  (c)
  The strategic investment segment engages in proprietary investments and management of investment portfolio mainly focuses on financial services and asset classes in Hong Kong and China.

  Management monitors the results of the Group's operating segments separately for the purpose of making decisions about resources allocation and performance assessment. Segment performance is evaluated based on reportable segment result, which is a measure of adjusted profit/loss before tax from operations. The adjusted result before tax from operations is measured after allocation of controllable costs of specialized staff, commission paid to asset management segment and finance costs to strategic investment segment consistently with the Group's profit before tax from operations. Other corporate income and expenses such as staff costs not directly attributable to segment, office rental and administrative expenses are excluded from such measurement.

  Segment assets exclude property, plant and equipment, tax recoverable, amounts due from fellow subsidiaries and immediate holding company, prepayments, other receivables and other assets, cash and bank balances and other unallocated head office and corporate assets as these assets are managed on a group basis.

  Segment liabilities exclude amounts due to fellow subsidiaries and immediate holding company, tax payable, deferred tax liabilities and other unallocated head office and corporate liabilities as these liabilities are managed on a group basis.

  Segment revenue and results

  Year ended December 31, 2017

	Investment banking	Asset management	Strategic investment	Total
	HK$	HK$	HK$	HK$
Segment revenue (note 5)
Revenue
—from external customers	208,162,829	70,813,374	—	278,976,203
—others	—	—	754,187,550	754,187,550

				1,033,163,753

Segment results	197,333,389	48,059,488	739,674,246	985,067,123

Other income				17,674,605
Unallocated finance costs				(15,285,311)
Corporate and other unallocated expenses				(178,870,946)

Profit before tax				808,585,471

Other segment information
Depreciation				379,132
Capital expenditure*				138,704

  *
  Capital expenditure consists of additions to property, plant and equipment.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

4. OPERATING SEGMENT INFORMATION (CONTINUED)

  Year ended December 31, 2018

	Investment banking	Asset management	Strategic investment	Total
	HK$	HK$	HK$	HK$
Segment revenue (note 5)
Revenue
—from external customers	288,591,129	78,946,986	—	367,538,115
—others	—	—	355,688,019	355,688,019
Intersegment	—	172,809	—	172,809

	288,591,129	79,119,795	355,688,019	723,398,943
Reconciliation
Intersegment				(172,809)

				723,226,134

Segment results	254,901,096	57,385,943	350,306,996	662,594,035

Other income				15,372,350
Unallocated finance costs				(3,666,040)
Corporate and other unallocated expenses				(65,335,119)

Profit before tax				608,965,226

Other segment information
Depreciation				334,841
Capital expenditure*				14,214

  *
  Capital expenditure consists of additions of property, plant and equipment.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

4. OPERATING SEGMENT INFORMATION (CONTINUED)

  Segment assets and liabilities

	January 1, 2017	December 31, 2017	December 31, 2018
	HK$	HK$	HK$
Segment assets
Investment banking	62,034,192	69,555,369	134,855,898
Asset management	410,507,448	443,470,928	712,011,344
Strategic investment	993,009,926	2,948,769,400	3,494,527,773

Total segment assets	1,465,551,566	3,461,795,697	4,341,395,015
Unallocated corporate assets	1,369,281,261	2,579,821,455	2,765,794,535

Total assets	2,834,832,827	6,041,617,152	7,107,189,550

Segment liabilities
Investment banking	—	—	15,000,000
Asset management	345,939,069	393,269,077	663,698,964
Strategic investment	638,350,783	351,609,630	321,999,549

Total segment liabilities	984,289,852	744,878,707	1,000,698,513
Unallocated corporate liabilities	1,514,538,352	2,627,461,975	2,912,088,937

Total liabilities	2,498,828,204	3,372,340,682	3,912,787,450

  The unallocated segment assets and liabilities mainly consist of amounts due from and due to related companies, respectively, which are not directly attributable to individual segments.

  Geographical information

  The Group's revenue is derived solely from its operations in Hong Kong based on the location in which contracts were executed and services were rendered.

  As at January 1, 2017 and December 31, 2017 and 2018, non-current assets, for the purpose of geographical information, consisting of property, plant and equipment and intangible assets, were all located in Hong Kong.

  Information about a major customer

  During the years ended December 31, 2017 and 2018, no revenue derived from a single external customer accounted for 10% or more of the total revenue of the Group.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

5. REVENUE AND OTHER INCOME

  An analysis of revenue is as follows:

	2017	2018
	HK$	HK$
Revenue from contracts with customers
Investment banking
Investment banking fee and income	208,162,829	288,591,129

Asset management
Management fee and performance-based incentive fee	47,774,685	43,465,186
Brokerage and handling fees	16,270,055	31,393,570
Others	6,768,634	4,088,230

	70,813,374	78,946,986

	278,976,203	367,538,115

Revenue from other sources
Strategic investment
Dividend income	22,564,600	99,227,724
Gain related to disposed investment	46,943,698	—

	69,508,298	99,227,724

Net fair value changes on financial assets at fair value through profit or loss
—from listed equity shares, at quoted price	684,660,652	202,304,000
—from unlisted debt securities	—	86,000
—from unlisted equity shares	18,600	54,070,295

Total net fair value changes on financial assets at fair value through profit or loss	684,679,252	256,460,295

	1,033,163,753	723,226,134

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

5. REVENUE AND OTHER INCOME (CONTINUED)

  Revenue from contracts with customers

  (i)   Disaggregated revenue information

    The Company assesses revenues based upon the nature or type of goods or services it provides and the operating segments of the related businesses. For more information on the operating segments, see Note 4, "Operating Segment Information". The following tables present disaggregated revenue information:

Segments	Investment banking	Asset management	Strategic investment	Total
	HK$	HK$	HK$	HK$
Year ended December 31, 2017
Investment banking
Underwriting commission and brokerage fee	150,649,829	—	—	150,649,829
Financial advisory fee	57,513,000	—	—	57,513,000
Asset management
Management fee and performance-based incentive fee	—	47,774,685	—	47,774,685
Brokerage and handling fee	—	16,270,055	—	16,270,055
Strategic investment
Net fair value changes on financial assets at fair value through profit or loss	—	—	684,679,252	684,679,252
Gain related to disposed investment	—	—	46,943,698	46,943,698
Dividend income	—	—	22,564,600	22,564,600
Others	—	6,768,634	—	6,768,634

Total	208,162,829	70,813,374	754,187,550	1,033,163,753

Year ended December 31, 2018
Investment banking
Underwriting commission and brokerage fee	217,002,789	—	—	217,002,789
Financial advisory fee	71,588,340	—	—	71,588,340
Asset management
Management fee and performance-based incentive fee	—	43,465,186	—	43,465,186
Brokerage and handling fee	—	31,393,570	—	31,393,570
Strategic investment
Net fair value changes on financial assets at fair value through profit or loss	—	—	256,460,295	256,460,295
Dividend income	—	—	99,227,724	99,227,724
Others	—	4,088,230	—	4,088,230

Total	288,591,129	78,946,986	355,688,019	723,226,134

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

5. REVENUE AND OTHER INCOME (CONTINUED)

  Revenue from contracts with customers (Continued)

  (ii)   Performance obligations

    The Company started to receive advances from its customers of asset management in 2018. The transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) are as follows:

2018
HK$
Within one year	37,165,868
More than one year	17,945,950

55,111,818

  The remaining performance obligations expected to be recognized in more than one year relate to upfront fee that are to be satisfied within two years. All the other remaining performance obligations are expected to be recognized within one year.

  Other income

	2017	2018
	HK$	HK$
Bank interest income	158,863	7,681
Other income from a fellow subsidiary (Note 23(b)(iv))	15,285,311	3,666,040
Management fee income from a fellow subsidiary	2,231,559	—
Others	238,433	11,719,054

	17,914,166	15,392,775

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

6. OPERATING EXPENSES/(INCOME), NET

  Operating expenses and foreign exchange differences included in the consolidated statement of profit or loss and other comprehensive income are as follows:

	2017	2018
	HK$	HK$
Operating expenses
Marketing and brand promotional expenses	26,207,524	11,864,097
Premises costs and office utilities
—Premises costs	18,361,737	9,465,094
—Office utilities	7,421,124	6,117,640

	25,782,861	15,582,734

Traveling and business development expenses	18,460,191	10,860,318
Commissions and bank charges	7,978,311	5,197,984
Office renovation and maintenance expenses	15,880,216	1,603,484
Legal and professional fees
—Auditor's remuneration	503,240	789,000
—Other legal and professional fees	5,268,795	1,650,070

	5,772,035	2,439,070

Staff welfare and staff recruitment expenses	7,637,277	3,659,523
Others
—Depreciation	379,132	334,841
—Foreign exchange differences, net	(206,072)	382,757
—Other expenses	3,671,713	657,299

	3,844,773	1,374,897

	111,563,188	52,582,107

7. STAFF COSTS

	2017	2018
	HK$	HK$
Salaries and bonuses	101,092,455	67,187,493
Pension scheme contributions (defined contribution schemes)	1,112,047	837,020

	102,204,502	68,024,513

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

8. FINANCE COSTS

  An analysis of finance costs from operations is as follows:

	2017	2018
	HK$	HK$
Interests on margin loans payable	28,724,758	9,047,063

9. INCOME TAX

  Hong Kong profits tax has been provided at the rate of 16.5% (2017: 16.5%) on the estimated assessable profits arising in Hong Kong:

	Note	2017	2018
		HK$	HK$
Hong Kong profits tax
Charge for the year		19,988,157	43,127,820
Overprovision in prior year		—	(2,359,495)
Deferred tax	20	112,969,008	33,148,500
The People's Republic of China withholding tax
charge for the year		2,256,460	9,922,772

		135,213,625	83,839,597

  A reconciliation of tax expense and profit before tax at the Hong Kong statutory tax rate in which the Group's major operating subsidiaries are domiciled is as follows:

	2017	2018
	HK$	HK$
Profit before tax	808,585,471	608,965,226

Tax at statutory tax rate of 16.5% (2017: 16.5%)	133,416,603	100,479,262
Tax effect of non-taxable income	(3,834,400)	(25,554,680)
Tax effect of non-deductible expenses	3,308,966	1,355,050
Tax effect of unrecognized temporary difference	13,522	16,553
Tax effect of tax loss not recognized	64,264	10,797
Overprovision in prior year	—	(2,359,495)
Utilization of tax losses previously not recognized	(11,790)	(30,662)
Withholding tax on the dividend income	2,256,460	9,922,772

Income tax expense	135,213,625	83,839,597

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

10.   EARNINGS PER SHARE ATTRIBUTABLE TO CLASS B ORDINARY EQUITY HOLDERS OF THE PARENT

  Earnings per share is calculated by dividing the profit for the year attributable to Class B ordinary equity holders of the parent by the number of Class B ordinary shares after the Reorganization as mentioned in note 1.2.

	2017	2018
Profit attributable to Class B ordinary equity holders of the parent (HK$)	568,266,428	468,061,079
Weighted average number of Class B ordinary shares	200,000,001	200,000,001

Earnings per Class B ordinary share—Basic (HK$ per Class B ordinary share)	2.84	2.34

  In addition to the transactions detailed elsewhere in the consolidated financial statements, there have been no other transactions involving Class A and Class B ordinary shares or potential Class A and Class B ordinary shares between the reporting date and the date of authorisation of these consolidated financial statements.

  For the years ended December 2017 and 2018, there were no potential Class B ordinary shares in issue, thus no diluted earnings per share is presented.

11.   PROPERTY, PLANT AND EQUIPMENT

	Furniture and fixtures	Computer equipment	Total
	HK$	HK$	HK$
Cost:
At January 1, 2017	11,090	3,907,006	3,918,096
Additions	—	138,704	138,704

At December 31, 2017 and January 1, 2018	11,090	4,045,710	4,056,800
Additions	—	14,214	14,214

At December 31, 2018	11,090	4,059,924	4,071,014

Accumulated depreciation:
At January 1, 2017	1,842	3,223,993	3,225,835
Charge for the year	2,218	376,914	379,132

At December 31, 2017 and January 1, 2018	4,060	3,600,907	3,604,967
Charge for the year	2,218	332,623	334,841

At December 31, 2018	6,278	3,933,530	3,939,808

Carrying amount:
At December 31, 2018	4,812	126,394	131,206

At December 31, 2017	7,030	444,803	451,833

At January 1, 2017	9,248	683,013	692,261

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

12. INTANGIBLE ASSETS

HK$
Net carrying amount as at January 1, 2017, December 31, 2017 and 2018	15,171,170

  The intangible assets represented securities trading licenses and trading right with indefinite useful lives because they are expected to contribute to the net cash flows of the Group indefinitely and therefore, are not amortized. The recoverable amount of the intangible assets is determined by reference to the market evidence of recent transaction prices for similar licensed corporations.

13. ACCOUNTS RECEIVABLE

	Notes	January 1, 2017	December 31, 2017	December 31, 2018
		HK$	HK$	HK$
Clients' receivables	(i)	21,651,015	15,747,620	12,848,608
Margin loan receivable	(ii)	—	—	2,575,051
Receivable from brokers and clearing house	(i)	9,318,158	7,869,727	10,813,497
Receivable from investment banking services	(iii)	62,034,192	69,555,369	134,855,898

		93,003,365	93,172,716	161,093,054

  Notes:

  (i)
  The normal settlement terms of clients' receivables and receivable from brokers and clearing house arising from asset management services are 2 days after trade date or at specific terms agreed with brokers and clearing houses. Overdue client's receivable is interest-bearing.

  (ii)
  As at December 31, 2018, the Group received collateral of listed shares with fair value amounted to HK$3,808,116 in margin financing business. Margin loan receivable is interest-bearing.

  (iii)
  The normal settlement terms of receivables from investment banking services are ranging from 60 to 120 days mutually agreed between the contracting parties. Receivable from investment banking services is non-interest-bearing.

  As at January 1, 2017 and December 31, 2018 the Group's receivables from investment banking service of HK$31,020,400 and HK$70,875,980 are due from fellow subsidiaries, which are repayable on similar credit terms to those offered to the major customers of the Group.

  The Group seeks to maintain strict control over its outstanding receivables and has a credit control team to minimise credit risk. Overdue balances are reviewed regularly by senior management. Except the margin loan receivable, the Group does not hold any collateral over its accounts receivable.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

13. ACCOUNTS RECEIVABLE (CONTINUED)

  An aging analysis of the accounts receivable as at the end of the reporting period, based on the invoice date and net of loss allowance is as follows:

	January 1, 2017	December 31, 2017	December 31, 2018
	HK$	HK$	HK$
Not yet due	78,429,715	49,453,064	95,469,641
Past due
Within 1 month	9,461,222	41,552,582	732,497
1 to 3 months	3,486,632	1,700,642	840,942
Over 3 months	1,625,796	466,428	64,049,974

	93,003,365	93,172,716	161,093,054

  As at January 1, 2017 and December 31, 2017 and 2018, accounts receivable were due from a number of reputable corporate clients, brokers and individual clients.

  Margin loan receivable are assessed for impairment under stage 1 of general approach. Where applicable, an impairment analysis is performed at each reporting date by considering the probability of default of comparable companies with published credit ratings. Their recoverability was assessed with reference to the credit status of the debtors, and the expected credit losses as at December 31, 2018 was considered to be minimal and no loss allowance for margin loan receivable was provided.

  An impairment analysis of clients' receivables, receivable from brokers and clearing house receivable from investment banking services is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days past due for groupings of various segments with similar loss patterns (i.e., by customer type and reference rating). The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

13. ACCOUNTS RECEIVABLE (CONTINUED)

		Past due
As at January 1, 2017	Current	Less than 1 month	1 to 3 months	Over 3 months	Total
Expected credit loss rate	0.07%	0.08%	0.08%	0.13%	0.07%
Gross carrying amount (HK$'000)	78,430	9,461	3,486	1,626	93,003

		Past due
As at December 31, 2017	Current	Less than 1 month	1 to 3 months	Over 3 months	Total
Expected credit loss rate	0.06%	0.08%	0.08%	0.06%	0.07%
Gross carrying amount (HK$'000)	49,453	41,553	1,701	466	93,173

		Past due
As at December 31, 2018	Current	Less than 1 month	1 to 3 months	Over 3 months	Total
Expected credit loss rate	0.13%	—	0.10%	0.22%	0.17%
Gross carrying amount (HK$'000)	95,470	719	828	61,501	158,518

  The expected credit losses as at January 1, 2017 and December 31, 2017 and 2018 were immaterial and no loss allowance for accounts receivable was provided.

14. PREPAYMENTS, OTHER RECEIVABLES AND OTHER ASSETS

	January 1, 2017	December 31, 2017	December 31, 2018
	HK$	HK$	HK$
Prepayments	15,886,638	21,371,334	27,301,254
Deposits	1,016,133	456,150	451,759
Other receivables	2,531,457	1,375,959	5,590,846

	19,434,228	23,203,443	33,343,859

  Deposits and other receivables mainly represent rental deposits and deposits with event organisers. Where applicable, an impairment analysis is performed at each reporting date by considering the probability of default of comparable companies with published credit ratings.

  As at January 1, 2017, December 31, 2017 and 2018, the probability of default applied ranged from 0.05% to 0.60% and the loss given default was estimated to be 45%. The recoverability was assessed with reference to the credit status of the debtors, and the expected credit loss as at January 1, 2017 and December 31, 2017 and 2018 is considered to be minimal.

  None of the above assets is either past due or impaired. The financial assets included in the above balances relate to receivables for which there was no recent history of default.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

15. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS AND STOCK LOAN

	January 1, 2017	December 31, 2017	December 31, 2018
	HK$	HK$	HK$
Financial assets at fair value through profit
or loss	989,728,800	745,629,400	1,953,078,309
Stock loan	—	2,203,140,000	1,535,679,600

	989,728,800	2,948,769,400	3,488,757,909

Listed equity shares, at quoted price
— Investment A	404,728,800	—	—
— Investment B	585,000,000	2,933,140,000	3,134,040,000
— Investment C	—	—	73,476,000

Total listed equity shares, at quoted price	989,728,800	2,933,140,000	3,207,516,000

Unlisted debt securities
— Investment D	—	—	78,316,000

Unlisted equity shares
— Investment E	—	15,629,400	47,417,581
— Investment F	—	—	155,508,328

Total unlisted equity shares	—	15,629,400	202,925,909

	989,728,800	2,948,769,400	3,488,757,909

  The above unlisted investments at December 31, 2017 and 2018 were debt securities and equity shares issued by enterprises. The Group has not elected to recognize the fair value gain or loss through other comprehensive income. They were mandatorily classified as financial assets at fair value through profit or loss as their contractual cash flows are not solely payments of principal and interest. Financial assets at fair value through profit or loss are categorised into levels 1 and 3.

  As at January 1, 2017 and December 31, 2017 and 2018, the Group's listed equity investment with carrying amounts of HK$989,728,800, HK$730,000,000 and HK$1,598,360,400, respectively, were pledged against its margin loans payable (note 18).

  On September 17, 2017, the Group entered into a stock borrowing and lending agreement ("stock loan") with the intermediate holding company, pursuant to which the Group lent certain listed equity investment in Bank of Qingdao Co., Ltd. to the intermediate holding company. The stock loan is repayable on demand and interest free.

  The intermediate holding company pledged the listed equity shares to a third party as collateral with maturity in 2022. In October 2018, the Group demanded and recalled 104,918,999 shares of listed equity investment with carrying amounts of HK$660,983,400.

  As at December 31, 2017 and 2018, the fair value of the listed equity shares under the stock loan were HK$2,203,140,000 and HK$1,535,679,600, respectively. And the net unrealized gain on the stock loan were HK$539,660,652 and HK$98,441,000 for the years ended December 31, 2017 and 2018, respectively.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

16. CASH AND BANK BALANCES

	January 1, 2017	December 31, 2017	December 31, 2018
	HK$	HK$	HK$
Cash and cash equivalents:
Cash on hand	31,031	31,031	31,031
General bank accounts	69,478,796	86,384,251	126,824,487

Total cash and cash equivalents	69,509,827	86,415,282	126,855,518

Segregated clients' bank accounts balances:
Insurance brokerage business and others	12,924,508	20,568,024	29,395,158
Asset management business	350,184,509	382,923,675	586,096,042

Total segregated clients' bank accounts balances	363,109,017	403,491,699	615,491,200

Total cash and bank balances	432,618,844	489,906,981	742,346,718

  Cash at banks earns interest at floating rates based on daily bank deposit rates for both years. The bank balances are deposited with creditworthy banks with no recent history of default.

  The Group maintains segregated bank accounts with corporate banks to hold clients' monies on trust under custody arising from its asset management and other business. The Group has classified the clients' monies as bank balances-segregated accounts under the assets section of the consolidated statement of financial position and recognized the corresponding amounts as clients' monies held on trust to respective clients on the basis that it is legally liable for any possible loss or misappropriation of the clients' monies. The Group is not allowed to use the clients' monies to settle its own obligations.

17. ACCOUNTS PAYABLE

	Notes	January 1, 2017	December 31, 2017	December 31, 2018
		HK$	HK$	HK$
Payables to clearing house and brokers	(i)	372,000	2,857,658	3,153,820
Clients' payables	(i)	2,041,353	4,270,484	12,157,051

		2,413,353	7,128,142	15,310,871

  Notes:

  (i)
  As at January 1, 2017, December 31, 2017 and 2018, payable to clearing house and brokers and clients' payable arising from assets management business are repayable 2 days after trade date or at pre-agreed-specific terms.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

17. ACCOUNTS PAYABLE (CONTINUED)

  An aging analysis of the accounts payable as at the end of the reporting period is as follows:

	January 1, 2017	December 31, 2017	December 31, 2018
	HK$	HK$	HK$
Within 1 month/repayable on demand	2,413,353	7,128,142	15,310,871

  The balances of accounts payable are unsecured and non-interest-bearing.

18. MARGIN LOANS PAYABLE

  As at January 1, 2017, December 31, 2017 and 2018, the balances are interest-bearing at a rate of 3.00% to 5.25% per annum ("p.a."), 5.25% p.a. and 6.75% p.a., respectively, and secured by the Group's financial assets at fair value through profit or loss of HK$989,728,800, HK$730,000,000 and HK$1,598,360,400, respectively (note 15).

19. OTHER PAYABLES AND ACCRUALS

	Note	January 1, 2017	December 31, 2017	December 31, 2018
		HK$	HK$	HK$
Accruals and other payables		9,579,790	6,516,678	25,011,870
Contract liabilities	(i)	—	—	55,111,818

		9,579,790	6,516,678	80,123,688

  Notes:

  (i)
  Contract liabilities include upfront fees received to deliver asset management services. The Company started to receive advances from its customers of asset management services in 2018.

  Movements in contract liabilities during the years ended December 31, 2017 and 2018 are as follows:

HK$
At January 1, 2017, December 31, 2017 and January 1, 2018	—
Deferred revenue received during the year	58,344,702
Revenue recognized during the year	(3,232,884)

At December 31, 2018	55,111,818

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

20. DEFERRED TAX LIABILITIES

  The movements in deferred tax liabilities during the years are as follows:

Unrealized gain on investment
HK$
At January 1, 2017	17,239,669
Deferred tax charged to profit or loss during the year (note 9)	112,969,008

At December 31, 2017 and January 1, 2018	130,208,677
Deferred tax charged to profit or loss during the year (note 9)	33,148,500

At December 31, 2018	163,357,177

  As at January 1, 2017, December 31, 2017 and 2018 and the Group had estimated tax losses arising in Hong Kong of HK$878,358, HK$1,196,380 and HK$1,041,831 subject to the agreement by the Hong Kong Inland Revenue Department, that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognized in respect of the remaining tax losses arising in Hong Kong as it is not considered probable that taxable profits would be available against which the tax losses can be utilized.

21. SHARE CAPITAL AND CAPITAL RESERVE

Share Capital
Authorized
Class A ordinary shares	8,000,000,000
Class B ordinary shares	2,000,000,000

Issued and fully paid:
Class B ordinary shares	200,000,001

  As described in note 1.2, the issued capital of the Company is presented as if the shares after completion of the Reorganization were issued since inception. The carrying amount of the issued capital of HK$156,998 (equivalent to US$20,000) represents nominal amount of the 200,000,001 Class B ordinary shares at US$0.0001 per share issued by the Company.

  All issued shares to the contributing shareholder of AMTD IHG, AMTD ISG, AMTD SI, AMTD Overseas and AMTD FI during the Reorganization are Class B ordinary shares.

  Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at general meetings of the Company, and each Class B ordinary share shall entitle the holder thereof to twenty votes on all matters subject to vote at general meetings of the Company. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Except for the voting rights and the conversion rights, the Class A ordinary shares and the Class B ordinary shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

21. SHARE CAPITAL AND CAPITAL RESERVE (CONTINUED)

  Capital reserve

	Notes	HK$
As at January 1, 2017	(i)	33,333,003
Share capital of incorporated of subsidiary		1
Deemed contributions	(ii)	1,279,469,671

As at December 31, 2017		1,312,802,675
Share capital of incorporated of subsidiary		1

As at December 31, 2018		1,312,802,676

  Notes:

  (i)
  In prior year, when the immediate holding company restructured its organization, the equity interest of AMTD GM was transferred between two companies within its group. The amount of consideration in excess of the net asset value of AMTD GM on the transaction date was recorded in capital reserve.

  (ii)
  For the year ended December 31, 2017, the intermediate holding company of AMTD ISG and AMTD SI issued new shares representing equity interest of 20.87% to independent investors. It was accounted for as an equity transaction with the non-controlling interests and a decrease in equity attributable to owners of the Company, and recorded in capital reserve, based on the proportionate share of the subsidiaries net assets of HK$34,009,199 upon issuance of new shares.

  Besides, a balance of HK$1,313,478,870 due to the former holding company of a subsidiary was waived and recorded as deemed contribution.

22. NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

  (a) Major non-cash transactions

    During the years ended December 31, 2017 and 2018, the Group purchased financial assets at fair value through profit or loss of HK$1,675,510,800 and HK$203,607,914, respectively, by way of current accounts with fellow subsidiaries.

    During the year ended December 31, 2017, the repayment of margin loans payable of HK$248,183,452 was directly settled by sales proceeds upon the disposal of financial assets at fair value through profit or loss.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

22. NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

  (b) Changes in liabilities arising from financing activities

Margin loans payable HK$
At January 1, 2017	638,350,783
Changes from financing activities	(38,557,701)
Released from disposal of financial assets at fair value
through profit or loss	(248,183,452)
Interest expenses	28,724,758
Interest paid	(28,724,758)

At December 31, 2017	351,609,630
Changes from financing activities	(29,610,081)
Interest expenses	9,047,063
Interest paid	(9,047,063)

At December 31, 2018	321,999,549

  (c) Changes in the movement of balances with related parties

	2017
	Related company HK$	Fellow subsidiaries HK$	Immediate holding company HK$
Operating activities	(2,104,418)	(663,904,382)	284,494,845
Financing activities	—	203,607,914	—

Net cash inflow/(outflow)	(2,104,418)	(460,296,468)	284,494,845

	2018
	Related company HK$	Fellow subsidiaries HK$	Immediate holding company HK$
Operating activities	7,500	(2,375,375,220)	439,200,382
Financing activities		1,675,510,800	—

Net cash inflow/(outflow)	7,500	(699,864,420)	439,200,382

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

23. RELATED PARTY TRANSACTIONS

(a)	In addition to the transactions disclosed elsewhere in these consolidated financial statements, the Group had the following transactions with related parties during the years:

	Notes	2017	2018
		HK$	HK$
Underwriting services rendered to immediate holding company	(i)	31,221,600	—

Underwriting services rendered to fellow subsidiaries	(i)	—	70,988,340

Management fee income from a fellow subsidiary	(i)	2,231,559	—

Investment advisory fee paid to a fellow subsidiary	(i)	15,000	180,000

Insurance commission paid to a fellow subsidiary	(i)	81,606	57,063

Asset management services rendered to a fellow subsidiary	(i)	—	5,784,775

Acquisition of investment from a fellow subsidiary	(ii)	—	72,072,000

Recharge from/(to) immediate holding company
—Staff costs		66,163,850	11,678,050
—Premises cost		17,910,916	9,329,432
—Office renovation		14,118,570	1,250,906
—Other operating expenses/(income), net		10,512,120	(1,753,759)

	(iii)	108,705,456	20,504,629

    Notes:

        (i)
        The terms of these services were comparable to the fee and conditions offered to the major customers of the Group.

        (ii)
        The transaction represented the transfer of 234,000 ordinary shares of a listed equity investment from its fellow subsidiary at the then market price as of December 12, 2018.

        (iii)
        During the years ended December 31, 2017 and 2018, staff costs, office renovation and other operating expenses (e.g. advertisement and promotional expense) were recharged by the immediate holding company based on the proportion of the Company's revenue to the consolidated revenue of the immediate holding company, net of expenses incurred by the Group. Premises cost was recharged based on the actual usage.

        (iv)
        As at June 30, 2018, the Group transferred the retail insurance brokerage business to fellow subsidiaries at net asset value of HK$775,955, including accounts and other receivables of HK$1,366,402 and accounts and other payables of HK$590,447 through current accounts. The fellow subsidiaries were disposed by the immediate holding company to a third party on the same date.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

23. RELATED PARTY TRANSACTIONS (CONTINUED)

  (b)   Outstanding balances with related parties:

      (i)
      As at January 1, 2017, the Group had an outstanding balance due from its fellow subsidiary of HK$130,000,000 which is unsecured, bears interest of 2.5% per annum and repayable on demand. Interest receivable at January 1, 2017 amounted to HK$3,223,360 was included in due from fellow subsidiaries.

      As at December 31, 2017 and 2018, the Group advanced HK$70,332,300 (equivalent to US$9,000,000) to a fellow subsidiary, which is unsecured, interest-free and repayable on demand, included in amounts due from fellow subsidiaries.

      As at January 1, 2017, December 31, 2017 and 2018, the Group's outstanding balances with its fellow subsidiaries and immediate holding company, are unsecured, interest free and repayable on demand. As at January 1, 2017, December 31, 2017 and 2018, there is no provision of credit loss on amounts due from immediate holding company and fellow subsidiaries.

      (ii)
      As at January 1, 2017 and December 31, 2018, the Group had an outstanding accounts receivable balance due from its fellow subsidiaries of HK$31,020,400 and HK$70,875,980, respectively. The balances was arising from the provision of investment banking services were non-interest bearing with settlement terms mutually agreed by both parties.

      (iii)
      As at January 1, 2017, December 31, 2017 and 2018, the Group had an outstanding balance due from its related company, a company associated with the major shareholder of HK$1,988,101, HK$4,092,519 and HK$4,085,019, respectively. This balance is unsecured, interest free and repayable on demand. As at January 1, 2017, December 31, 2017 and 2018 there was no provision of credit loss on amount due from a related company.

      (iv)
      As at January 1, 2017 and December 31, 2017, the Group held listed equity shares with fair value of HK$1,152,000,000 and HK$489,600,000, respectively, through a share custody entrustment agreement with a fellow subsidiary. The fellow subsidiary was the beneficiary owner of the shares and therefore the fellow subsidiary recorded the listed equity shares as its financial assets. The listed equity shares were used to secure part of the Group's margin loan payable as at January 1, 2017 and December 31, 2017, respectively. The fellow subsidiary shall bear all costs and expenses in connection with custody, acquisition and disposal of the listed equity shares. The Group recorded other income from a fellow subsidiary of HK$15,285,311 and HK$3,666,040 for the years ended December 31, 2017 and 2018, respectively, in connection with the reimbursement of interest expenses of the related margin loan payable.

  (c)     Compensation of key management personnel of the Group:

	2017	2018
	HK$	HK$
Short-term employee benefits	8,745,651	19,473,470
Post-employment benefit	—	—
Other long-term benefit	53,624	61,428

	8,799,275	19,534,898

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

24. FINANCIAL INSTRUMENTS BY CATEGORY

  The carrying amounts of each of the categories of financial instruments as at the end of the reporting period are as follows:

  As at January 1, 2017

  Financial assets

	Financial assets at fair value through profit or loss
	Mandatorily required to be measured at fair value	Financial assets at amortized cost	Total
	HK$	HK$	HK$
Accounts receivable	—	93,003,365	93,003,365
Financial assets included in prepayments, other receivables and other assets	—	3,547,590	3,547,590
Due from a related company	—	1,988,101	1,988,101
Due from immediate holding company	—	25,933,563	25,933,563
Due from fellow subsidiaries	—	1,256,262,495	1,256,262,495
Financial assets at fair value through profit or loss	989,728,800	—	989,728,800
Cash and bank balances—general accounts	—	69,509,827	69,509,827
Bank balances—segregated accounts	—	363,109,017	363,109,017

	989,728,800	1,813,353,958	2,803,082,758

  Financial liabilities

Financial liabilities at amortized cost
HK$
Clients' monies held on trust	339,791,599
Accounts payable	2,413,353
Margin loans payable	638,350,783
Other payables and accruals	9,579,790
Due to fellow subsidiaries	95,368,418
Due to immediate holding company	1,381,888,789

2,467,392,732

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

24. FINANCIAL INSTRUMENTS BY CATEGORY (CONTINUED)

  As at December 31, 2017

  Financial assets

	Financial assets at fair value through profit or loss
	Mandatorily required to be measured at fair value	Financial assets at amortized cost	Total
	HK$	HK$	HK$
Accounts receivable	—	93,172,716	93,172,716
Financial assets included in prepayments, other receivables and other assets	—	1,832,109	1,832,109
Due from a related company	—	4,092,519	4,092,519
Due from fellow subsidiaries	—	2,458,702,841	2,458,702,841
Financial assets at fair value through profit or loss	745,629,400	—	745,629,400
Stock loan	2,203,140,000	—	2,203,140,000
Cash and bank balances—general accounts	—	86,415,282	86,415,282
Bank balances—segregated accounts	—	403,491,699	403,491,699

	2,948,769,400	3,047,707,166	5,996,476,566

  Financial liabilities

Financial liabilities at amortized cost
HK$
Clients' monies held on trust	383,304,389
Accounts payable	7,128,142
Margin loans payable	351,609,630
Other payables and accruals	6,516,678
Due to fellow subsidiaries	853,123,095
Due to immediate holding company	1,640,450,071

3,242,132,005

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

24. FINANCIAL INSTRUMENTS BY CATEGORY (CONTINUED)

  As at December 31, 2018

  Financial assets

	Financial assets at fair value through profit or loss
	Mandatorily required to be measured at fair value	Financial assets at amortized cost	Total
	HK$	HK$	HK$
Accounts receivable	—	161,093,054	161,093,054
Financial assets included in prepayment, other receivables and other assets	—	6,042,605	6,042,605
Due from a related company	—	4,085,019	4,085,019
Due from immediate holding company	—	66,141,756	66,141,756
Due from fellow subsidiaries	—	2,596,118,859	2,596,118,859
Financial assets at fair value through profit or loss	1,953,078,309	—	1,953,078,309
Stock loan	1,535,679,600	—	1,535,679,600
Cash and bank balances—general accounts	—	126,855,518	126,855,518
Bank balances—segregated accounts	—	615,491,200	615,491,200

	3,488,757,909	3,575,828,011	7,064,585,920

  Financial liabilities

Financial liabilities at amortized cost
HK$
Clients' monies held on trust	586,891,255
Accounts payable	15,310,871
Margin loans payable	321,999,549
Other payables and accruals	25,011,870
Due to fellow subsidiaries	574,202,907
Due to immediate holding company	2,145,792,209

3,669,208,661

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

25. FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

  The carrying amounts and fair values of the Group's financial instruments, other than those with carrying amounts that reasonably approximate to fair values, are as follows:

	Carrying amounts			Fair values
	January 1, 2017	December 31, 2017	December 31, 2018	January 1, 2017	December 31, 2017	December 31, 2018
	HK$	HK$	HK$	HK$	HK$	HK$
Financial assets
Financial assets at fair value through profit or loss	989,728,800	745,629,400	1,953,078,309	989,728,800	745,629,400	1,953,078,309
Stock loan	—	2,203,140,000	1,535,679,600	—	2,203,140,000	1,535,679,600

	989,728,800	2,948,769,400	3,488,757,909	989,728,800	2,948,769,400	3,488,757,909

  Management has assessed that the fair values of cash and cash balances, accounts receivable, financial assets included in prepayments, other receivables and other assets, accounts payable, other payables and accruals, clients' monies held on trust, margin loans payable, and balances with a related company, fellow subsidiaries and immediate holding company, approximate to their carrying amounts largely due to the short-term maturities of these instruments or repayable on demand.

  The Group's finance department headed by the finance director is responsible for determining the policies and procedures for the fair value measurement of financial instruments. The finance director reports directly to the chief financial officer. At each reporting date, the finance department analyses the movements in the values of financial instruments and determines the major inputs applied in the valuation. The valuation is reviewed and approved by the chief financial officer.

  The valuation procedures applied include consideration of recent transactions in the same security or financial instrument, recent financing of the investee companies, economic and market conditions, current and projected financial performance of the investee companies, and the investee companies' management team as well as potential future strategies to realize the investments.

  The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

  As at December 31, 2018, the fair values of unlisted debt securities- investment D and unlisted equity investment- investment F were based on the prices of recent transactions of the same instruments with the same rights of the same issuers that occurred within 12 months.

  As at December 31, 2017, the fair value of unlisted equity investment- investment E was based on the prices of recent transactions occured within 12 months without adjustment. The fair value of unlisted equity investment- investment E has been estimated using a equity value allocation valuation technique based on assumptions that are supported by observable recent transactions with similar risk characteristics. The valuation requires management to estimate the expected equity volatility and hence they are subject to uncertainty. Management believes that the estimated fair

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

25. FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (CONTINUED)

  values resulting from the valuation technique, which are recorded in the consolidated statements of financial position, and the related changes in fair values, which are recorded in profit or loss, are reasonable, and that they were the most appropriate values at the end of the reporting periods.

  Below is a summary of significant unobservable inputs to valuation of financial instruments together with a quantitative sensitivity analysis as at December 31, 2018:

	Valuation Technique	Significant unobservable input	Input	Sensitivity of value to the input
Unlisted equity investment	Equity value allocation	Equity volatility	56.72%	5% increase/decrease in volatity result in increase/decrease in fair value by 0.27%/0.15%

  Fair Value Hierarchy

  The following tables illustrate the fair value measurement hierarchy of the Group's financial instruments:

  Assets measured at fair value:

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	HK$	HK$	HK$	HK$
As at January 1, 2017
Financial assets at fair value through profit or loss	989,728,800	—	—	989,728,800

As at December 31, 2017
Financial assets at fair value through profit or loss	730,000,000	—	15,629,400	745,629,400
Stock loan	2,203,140,000	—	—	2,203,140,000

	2,933,140,000	—	15,629,400	2,948,769,400

As at December 31, 2018
Financial assets at fair value through profit or loss	1,671,836,400	—	281,241,909	1,953,078,309
Stock loan	1,535,679,600	—	—	1,535,679,600

	3,207,516,000	—	281,241,909	3,488,757,909

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

25. FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (CONTINUED)

  During the years ended December 31, 2017 and 2018, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3.

  The movements in fair value measurements within Level 3 during the years are as follow:

	2017	2018
	HK$	HK$
Unlisted debt securities and unlisted equity shares at fair value through profit or loss
At January 1	—	15,629,400
Total unrealized gain recognized in profit or loss	18,600	54,156,295
Purchase	15,610,800	211,456,214

At December 31	15,629,400	281,241,909

26. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

  The Group has various financial assets and liabilities such as financial assets at fair value through profit or loss, stock loan, accounts receivable, accounts payable, financial assets included in prepayments, other receivables and other assets, other payables and accruals, clients' monies held on trust, margin loans payable, amounts with related company, fellow subsidiaries and immediate holding company which primarily arise directly from its operations.

  The main risks arising from the Group's financial instruments are price risk, foreign currency risk, credit risk and liquidity risk. Management manages and monitors these risks to ensure appropriate measures are implemented on a timely and effective manner.

  Price risk

  Equity price risk is the risk that the fair values of equity investments decrease as a result of changes in the levels of equity indices and the value of individual securities.

  The Group is exposed to equity securities price risk because certain investments held by the Group are classified in the consolidated statements of financial position as financial assets at fair value through profit or loss. Result for the year would increase/decrease as a result of gains/losses on equity securities classified as financial assets at fair value through profit or loss. At December 31, 2017 and 2018, if there had been a 5% increase/decrease in the market value of financial assets at fair value through profit or loss with all other variables held constant, the Group's profit before tax would have been approximately HK$146,657,000 and HK160,375,800 higher/lower.

  The Group has not entered into derivative to manage such exposure.

  The Group had concentration risk in its strategic investment segment as 59%, 25% and 46% of financial assets at fair value through profit or loss and stock loan at January 1, 2017, December 31, 2017 and 2018, respectively, and 100% of stock loan at December 31, 2017 and 2018 were investment in listed equity shares of Bank of Qingdao Co., Ltd.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

26. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

  Foreign currency risk

  Certain transactions of the Group are denominated in foreign currencies which are different from the functional currency of the Group, i.e. HK$, and therefore the Group is exposed to foreign currency risk. The Group currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign exchange exposure should the need arise. As HK$ is currently pegged to United States dollars ("US$"), management considers that there is no significant foreign currency risk arising from the Group's monetary assets denominated in US$.

  The Group's key currency risk exposure primarily arises from accounts receivable and bank balances denominated in Australian Dollar ("AUD"), Euro ("EUR"), RMB and Taiwan New Dollar ("TWD"). As at December 31, 2017 and 2018, the carrying amounts of the Group's major foreign currency denominated monetary assets are as follows:

  Foreign currency sensitivity

  If AUD had appreciated/depreciated by 5% with all other variables held constant, the impact on the Group's profit before tax for the year would be HK$84,996 and HK$3,536 for the years ended December 31, 2017 and 2018, respectively.

  If EUR had appreciated/depreciated by 5% with all other variables held constant, the impact on the Group's profit before tax for the year would be HK$4,903 for the year ended December 31, 2017.

  If RMB had appreciated/depreciated by 5% with all other variables held constant, the impact on the Group's profit before tax for the year would be HK$13,163 and HK$12,405 for the years ended December 31, 2017 and 2018, respectively.

  If TWD had appreciated/depreciated by 5% with all other variables held constant, the impact on the Group's profit before tax for the year would be HK$277,654 and HK$74,959 for the years ended December 31, 2017 and 2018, respectively.

  In management's opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year-end exposure does not reflect the exposure during the years ended December 31, 2017 and 2018.

  Credit risk

  Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has adopted a policy of only dealing with creditworthy counterparties, as a mean of mitigating the risk of financial loss from defaults. The Group's exposure of its counterparties are continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved by management and credit control team periodically.

  The Group has concentration of credit risk as 50%, 41% and 45% of accounts receivables was due from the largest counterparty within investment banking segment at January 1, 2017, December 31, 2017 and 2018, respectively.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

26. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

  The carrying amount of financial assets recorded in the consolidated financial statements, grossed up for any allowances for losses, represents the Group's maximum exposure to credit risk.

  The credit risk on liquid funds is limited because the counterparties are mainly banks and financial institutions with sound credit.

  Maximum exposure and year-end staging as at January 1, 2017, December 31, 2017 and 2018

  The table below shows the credit quality and the maximum exposure to credit risk based on the Group's credit policy, which is mainly based on past due information unless other information is available without undue cost or effort, and the year-end staging classification as at January 1, 2017, December 31, 2017 and 2018. The amounts presented are gross carrying amounts for financial assets at amortized cost.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

26. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

  As at January 1, 2017

	12-month ECLs	Lifetime ECLs
	Stage 1 HK$	Stage 2 HK$	Stage 3 HK$	Simplified approach HK$	HK$
Accounts receivable*	—	—	—	93,003,365	93,003,365
Financial assets included in prepayments, other receivables and other assets
—Normal**	3,547,590	—	—	—	3,547,590
—Doubtful**	—	—	—	—	—
Due from a related company
—Normal**	1,988,101	—	—	—	1,988,101
—Doubtful**	—	—	—	—	—
Due from immediate holding company
—Normal**	25,933,563	—	—	—	25,933,563
—Doubtful**	—	—	—	—	—
Due from fellow subsidiaries
—Normal**	1,256,262,495	—	—	—	1,256,262,495
—Doubtful**	—	—	—	—	—
Bank balances-segregated accounts
—Not yet past due	363,109,017	—	—	—	363,109,017
Cash and bank balances-general accounts
—Not yet past due	69,509,827	—	—	—	69,509,827

	1,720,350,593	—	—	93,003,365	1,813,353,958

  *
  For accounts receivable to which the Group applies the simplified approach for impairment, information based on the provision matrix is disclosed in note 13 to the consolidated financial statements.

  **
  The credit quality of the financial assets included in prepayments, other receivables and other assets is considered to be "normal" when they are not past due and there is no information indicating that the financial assets had a significant increase in credit risk since initial recognition. Otherwise, the credit quality of the financial assets is considered to be "doubtful".

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

26. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

  As at December 31, 2017

	12-month ECLs	Lifetime ECLs
	Stage 1 HK$	Stage 2 HK$	Stage 3 HK$	Simplified approach HK$	HK$
Accounts receivable*	—	—	—	93,172,716	93,172,716
Financial assets included in prepayments, other receivables and other assets
—Normal**	1,832,109	—	—	—	1,832,109
—Doubtful**	—	—	—	—	—
Due from a related company
—Normal**	4,092,519	—	—	—	4,092,519
—Doubtful**	—	—	—	—	—
Due from fellow subsidiaries
—Normal**	2,458,702,841	—	—	—	2,458,702,841
—Doubtful**	—	—	—	—	—
Bank balances-segregated accounts
—Not yet past due	403,491,699	—	—	—	403,491,699
Cash and bank balances-general accounts
—Not yet past due	86,415,282	—	—	—	86,415,282

	2,954,534,450	—	—	93,172,716	3,047,707,166

  *
  For accounts receivable to which the Group applies the simplified approach for impairment, information based on the provision matrix is disclosed in note 13 to the consolidated financial statements.

  **
  The credit quality of the financial assets included in prepayments, other receivables and other assets is considered to be "normal" when they are not past due and there is no information indicating that the financial assets had a significant increase in credit risk since initial recognition. Otherwise, the credit quality of the financial assets is considered to be "doubtful".

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

26. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

  As at December 31, 2018

	12-month ECLs	Lifetime ECLs
	Stage 1 HK$	Stage 2 HK$	Stage 3 HK$	Simplified approach HK$	HK$
Accounts receivable*	—	—	—	158,518,003	158,518,003
Accounts receivable
—Normal**	2,575,051	—	—	—	2,575,051
—Doubtful**	—	—	—	—	—
Financial assets included in prepayments, other receivables and other assets
—Normal**	6,042,605	—	—	—	6,042,605
—Doubtful**	—	—	—	—	—
Due from a related company
—Normal**	4,085,019	—	—	—	4,085,019
—Doubtful**	—	—	—	—	—
Due from immediate holding company
—Normal**	66,141,756	—	—	—	66,141,756
—Doubtful**	—	—	—	—	—
Due from fellow subsidiaries
—Normal**	2,596,118,859	—	—	—	2,596,118,859
—Doubtful**	—	—	—	—	—
Bank balances-segregated accounts
—Not yet past due	615,491,200	—	—	—	615,491,200
Cash and bank balances-general accounts
—Not yet past due	126,855,518	—	—	—	126,855,518

	3,417,310,008	—	—	158,518,003	3,575,828,011

  *
  For accounts receivable to which the Group applies the simplified approach for impairment, information based on the provision matrix is disclosed in note 13 to the consolidated financial statements.

  **
  The credit quality of the financial assets included in prepayments, other receivables and other assets is considered to be "normal" when they are not past due and there is no information indicating that the financial assets had a significant increase in credit risk since initial recognition. Otherwise, the credit quality of the financial assets is considered to be "doubtful".

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

26. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

  Liquidity risk

  The Group aims to maintain cash and credit lines to meet its liquidity requirements. The Group finances its working capital requirements through a combination of funds generated from operations and loans.

  The following tables detail the Group's remaining contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay.

	January 1, 2017
	Weighted average interest rate	On demand or less than 3 months	3 months to 1 year	1 to 5 years	Total
	%	HK$	HK$	HK$	HK$
Accounts payable	N/A	2,413,353	—	—	2,413,353
Margin loans payable	3.00% - 5.25%	638,350,783	—	—	638,350,783
Clients' monies held on trust	N/A	339,791,599	—	—	339,791,599
Other payables and accruals	N/A	9,579,790	—	—	9,579,790
Due to fellow subsidiaries	N/A	95,368,418	—	—	95,368,418
Due to immediate holding company	N/A	1,381,888,789	—	—	1,381,888,789

		2,467,392,732	—	—	2,467,392,732

	December 31, 2017
	Weighted average interest rate	On demand or less than 3 months	3 months to 1 year	1 to 5 years	Total
	%	HK$	HK$	HK$	HK$
Accounts payable	N/A	7,128,142	—	—	7,128,142
Margin loans payable	5.25%	351,609,630	—	—	351,609,630
Clients' monies held on trust	N/A	383,304,389	—	—	383,304,389
Other payables and accruals	N/A	6,516,678	—	—	6,516,678
Due to fellow subsidiaries	N/A	853,123,095	—	—	853,123,095
Due to immediate holding company	N/A	1,640,450,071	—	—	1,640,450,071

		3,242,132,005	—	—	3,242,132,005

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

26. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

	December 31, 2018
	Weighted average interest rate	On demand or less than 3 months	3 months to 1 year	1 to 5 years	Total
	%	HK$	HK$	HK$	HK$
Accounts payable	N/A	15,310,871	—	—	15,310,871
Margin loans payable	6.75%	321,999,549	—	—	321,999,549
Clients' monies held on trust	N/A	586,891,255	—	—	586,891,255
Other payables and accruals	N/A	25,011,870	—	—	25,011,870
Due to fellow subsidiaries	N/A	574,202,907	—	—	574,202,907
Due to immediate holding company	N/A	2,145,792,209	—	—	2,145,792,209

		3,669,208,661	—	—	3,669,208,661

  Capital risk management

  The Group manages its capital to ensure that the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimization of the debt and equity balance.

  The capital structure of the Group consists of debt which includes amounts due to immediate holding company, equity attributable to equity holders of the Group, comprising issued share capital, retained profits and reserves, as disclosed in consolidated statements of changes in equity.

  As AMTD GM and AMTD AAAPL are licensed corporation under the Hong Kong Securities and Futures Ordinances, the Group is subject to statutory capital requirement and is required to maintain adequate financial resources to support its business. The Securities and Futures (Financial Resources) Rules require a licensed corporation to maintain liquid capital which is not less than its required liquid capital.

  In addition, AMTD GM is a member of the Hong Kong Confederation of Insurance Brokers, which is required to maintain a minimum capital and net assets value of not less than HK$100,000.

  There were no changes on the Group's approach to capital risk management during the years ended December 31, 2017 and 2018.

27. SUBSEQUENT EVENT

  In preparing the consolidated financial statements, the Group has evaluated events and transactions for potential recognition and disclosure through May 28, 2019, the date of the audited consolidated financial statements were available to be issued.

  On March 6, 2019, the Company entered into a repurchase and subscription agreement with AMTD Group and a holder of AMTD Group's medium term notes holder pursuant to which the notes holder agreed to subscribe the Company's warrant at a consideration of US$2 million on March 8, 2019. Pursuant to the same agreement, AMTD Group would settle the accrued and unpaid interest of US$1,413,701 with respect to the notes to the notes holder against the US$2 million warrant consideration. On March 8, 2019, the remaining warrant consideration was fully received by AMTD Group on behalf of the Company. The warrant subscriber is entitled to

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018

27. SUBSEQUENT EVENT (CONTINUED)

  exercise, in full or in part, the warrants to purchase the Company's Class A ordinary shares during the period from March 8, 2019 until and including the date falling 10 days before the Group publicly files for a U.S. initial public offering. If the Group is not publicly listed within 18 months from March 8, 2019, or other mutually agreed day, the Group shall redeem the entire outstanding face value of the warrants from the subscriber up to US$3.68 million.

  The warrant subscription price, net of the accrued and unpaid interest of AMTD Group was fully received by AMTD Group on behalf of the Company on March 8, 2019. The Company recorded US$2 million as amount due from immediate holding company. On April 10, 2019 the warrant holder exercised the warrants in full and paid an additional amount of US$10 million for 1,666,666 Class A ordinary shares.

  Between April 26, 2019 and May 28, 2019 the Company issued 7,225,147 Class A ordinary shares to third parties for an aggregate consideration of US$47 million.

28. APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

  The consolidated financial statements were approved and authorized for issue by the Board of Directors on May 28, 2019.

AMTD INTERNATIONAL INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR
LOSS AND OTHER COMPREHENSIVE INCOME FOR THE THREE MONTHS ENDED
MARCH 31, 2018 AND 2019

		Three months ended March 31
	Notes	2018	2019
		HK$	HK$
REVENUE
Fee and commission income		22,792,112	181,523,356
Net fair value changes on financial assets at fair value through profit or loss		(208,571,152)	124,155,583

	4	(185,779,040)	305,678,939
Other income	4	14,263,938	808,300
Operating expenses, net		(13,725,328)	(24,873,190)
Staff costs		(18,778,353)	(19,814,375)
Finance costs		(4,531,629)	(5,358,652)

(LOSS)/PROFIT BEFORE TAX		(208,550,412)	256,441,022
Income tax credit/(expense)	5	34,159,172	(42,231,699)

(LOSS)/PROFIT FOR THE PERIOD AND TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		(174,391,240)	214,209,323

Attributable to:
Owners of the parent		(137,564,718)	321,577,754
Non-controlling interests		(36,826,522)	(107,368,431)

		(174,391,240)	214,209,323

(LOSS)/EARNINGS PER SHARE ATTRIBUTABLE TO CLASS B ORDINARY EQUITY HOLDERS OF THE PARENT
Basic, (loss)/profit for period attributable to Class B ordinary equity holders of the parent	6	(0.69)	1.61
Diluted, (loss)/profit for period attributable to Class B ordinary equity holders of the parent	6	(0.69)	1.61

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

AMTD INTERNATIONAL INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2018 AND MARCH 31, 2019

	Notes	December 31, 2018	March 31, 2019
		HK$	HK$
Assets
Non-current assets
Property, plant and equipment		131,206	101,746
Intangible assets		15,171,170	15,171,170

Total non-current assets		15,302,376	15,272,916

Current assets
Accounts receivable	7	161,093,054	155,891,904
Prepayments, other receivables and other assets		33,343,859	45,494,003
Due from a related company	13(b(iii))	4,085,019	4,085,019
Due from immediate holding company	13(b(i))	66,141,756	81,808,066
Due from fellow subsidiaries	13(b(i))	2,596,118,859	2,804,718,362
Financial assets at fair value through profit or loss	8	1,953,078,309	2,022,106,932
Stock loan	8	1,535,679,600	1,590,806,560
Cash and bank balances—general accounts	9	126,855,518	129,113,343
Bank balances—segregated accounts	9	615,491,200	1,104,712,351

Total current assets		7,091,887,174	7,938,736,540

Total assets		7,107,189,550	7,954,009,456

Equity and liabilities
Current liabilities
Clients' monies held on trust		586,891,255	1,080,513,922
Accounts payable	10	15,310,871	70,206,150
Margin loans payable		321,999,549	323,844,879
Financial liabilities at fair value through profit or loss	11	—	15,699,600
Other payables and accruals		80,123,688	104,685,786
Due to fellow subsidiaries	13(b(i))	574,202,907	574,433,981
Due to immediate holding company	13(b(i))	2,145,792,209	2,145,315,036
Tax payable		25,109,794	48,778,333

Total current liabilities		3,749,430,273	4,363,477,687

Non-current liabilities
Deferred tax liabilities		163,357,177	181,920,337

Total liabilities		3,912,787,450	4,545,398,024

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

AMTD INTERNATIONAL INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT DECEMBER 31, 2018 AND MARCH 31, 2019

	Notes	December 31, 2018	March 31, 2019
		HK$	HK$
Equity
Share capital		156,998	156,998
Capital reserves		1,312,802,676	1,748,034,551
Retained profits		1,338,842,129	1,660,419,883

Total ordinary shareholders' equity		2,651,801,803	3,408,611,432
Non-controlling interests		542,600,297	—

Total equity		3,194,402,100	3,408,611,432

Total liabilities and equity		7,107,189,550	7,954,009,456

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

AMTD INTERNATIONAL INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2019

	Attributable to owners of the parent
	Share capital	Capital reserve	Retained profits	Total	Non- controlling interests	Total equity
	HK$	HK$	HK$	HK$	HK$	HK$
At January 1, 2018	156,998	1,312,802,675	870,781,050	2,183,740,723	485,535,747	2,669,276,470
Capital injection to a subsidiary	—	1	—	1	—	1
Loss for the period and total comprehensive income for the period	—	—	(137,564,718)	(137,564,718)	(36,826,522)	(174,391,240)

At March 31, 2018	156,998	1,312,802,676	733,216,332	2,046,176,006	448,709,225	2,494,885,231

At January 1, 2019	156,998	1,312,802,676	1,338,842,129	2,651,801,803	542,600,297	3,194,402,100
Deemed disposal of
Non-controlling interests(i)	—	435,231,866	—	435,231,866	(435,231,866)	—
Capital injection to subsidiaries	—	9	—	9	—	9
Profit/(loss) for the period and total comprehensive income for the period	—	—	321,577,754	321,577,754	(107,368,431)	214,209,323

At March 31, 2019	156,998	1,748,034,551	1,660,419,883	3,408,611,432	—	3,408,611,432

(i)
Prior to the reorganization, AMTD Group held 79.13% of the shareholdings of AMTD ISG and AMTD SI. In March 2019, due to the Reorganization, the non-controlling shareholders surrendered their indirect interests in AMTD ISG and AMTD SI amounting to HK$435,231,866 which represented 20.87% of total net assets of AMTD ISG and AMTD SI. Thereafter AMTD ISG and AMTD SI became wholly owned subsidiaries of the Company. The non-controlling interests were reclassified into capital reserves as a deemed disposal of non-controlling interests.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

AMTD INTERNATIONAL INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2019

		Three months ended March 31,
	Notes	2018	2019
		HK$	HK$
CASH FLOWS FROM OPERATING ACTIVITIES
(Loss)/profit before tax		(208,550,412)	256,441,022
Adjustments for:
Interest income	4	(604)	(16,666)
Finance costs		4,531,629	5,358,652
Depreciation		95,027	43,170
Net fair value changes on financial assets at fair value through profit or loss	4	208,571,152	(124,155,583)

		4,646,792	137,670,595
(Increase)/decrease in accounts receivable		(100,626,948)	5,201,150
Increase in prepayments, other receivables and other assets		(18,829,258)	(12,150,144)
Decrease in due from a related company		7,500	—
Increase in accounts and other payables and accruals		41,829,499	79,457,377
Increase in clients' monies held on trust		32,874,496	4,401,516
Decrease in amount with immediate holding company		(173,868,972)	(443,874)
Increase/(decrease) in amount with fellow subsidiaries		222,935,121	(208,368,429)

Cash from operations		8,968,230	5,768,191
Interest received		604	16,666

Net cash flows from operating activities		8,968,834	5,784,857

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		—	(13,710)

Net cash flows used in investing activities		—	(13,710)

CASH FLOWS FROM FINANCING ACTIVITIES
Finance costs paid		(4,569,263)	(3,513,322)

Net cash flows used in financing activities		(4,569,263)	(3,513,322)

NET INCREASE IN CASH AND CASH EQUIVALENTS		4,399,571	2,257,825
Cash and cash equivalents at beginning of period		86,415,282	126,855,518

CASH AND CASH EQUIVALENTS AT END OF PERIOD		90,814,853	129,113,343

ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances		90,814,853	129,113,343

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

AMTD INTERNATIONAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.1 CORPORATE INFORMATION

  AMTD International Inc. (the "Company") (formerly known as AMTD Inc.) is a limited liability company incorporated in the Cayman Islands on February 4, 2019.

  The Company is an investment holding company. The Company and its subsidiaries (collectively referred to as the "Group") are involved in the investment banking, provision of investment advisory services, assets management and strategic investments.

  As at March 31, 2019, the Company's immediate holding company was AMTD Group Company Limited ("AMTD Group"), a private company incorporated in the British Virgin Islands ("BVI"). The directors consider that the Company's ultimate holding company was L.R. Capital Management Company (Cayman) Limited, a private company incorporated in the Cayman Islands.

  Information about subsidiaries

  Particulars of the Company's principal subsidiaries are as follows:

				Percentage of equity attributable to the Company
		Issued and registered share capital
	Place of incorporation
Name				Direct	Indirect	Principal activities
AMTD International Holding Group Limited (formerly known as AMTD Financial Planning Limited) ("AMTD IHG")	(Hong Kong "HK")	HK$	500,000	100%	—	Investment holding
AMTD Securities Limited	HK	HK$	1	—	100%	Investment holding
AMTD Global Markets Limited (formerly known as AMTD Asset Management Limited) ("AMTD GM")	HK	HK$	1,561,610,980	—	100%	Provision of fund raising, financial advisory and asset management services
Asia Alternative Asset Partners Limited ("AMTD AAAPL")	HK	HK$	5,000,000	—	100%	Provision of investment advisory services
AMTD Strategic Investment Limited ("AMTD SI")	HK	HK$	1	—	100%	Investment holding
AMTD Investment Solutions Group Limited ("AMTD ISG")	HK	HK$	1	—	100%	Investment holding

AMTD INTERNATIONAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.1 CORPORATE INFORMATION (CONTINUED)

  Information about subsidiaries (Continued)

  Particulars of the Company's principal subsidiaries are as follows:

				Percentage of equity attributable to the Company
		Issued and registered share capital
	Place of incorporation
Name				Direct	Indirect	Principal activities
AMTD Overseas Limited (formerly known as AMTD Europe Holdings Limited) ("AMTD Overseas)	HK	HK$	1	—	100%	Investment holding
AMTD Fintech Investment Limited ("AMTD FI")	HK	HK$	1	—	100%	Investment holding
AMTD Investment Inc. ("AMTD Investment")	Cayman Islands	US$	1	100%	—	Investment holding
AMTD Strategic Investment (BVI) Limited	BVI	US$	1	—	100%	Investment holding
AMTD Investment Solutions Group (BVI) Limited	BVI	US$	1	—	100%	Investment holding
AMTD Overseas (BVI) Limited	BVI	US$	1	—	100%	Investment holding
AMTD Fintech Investment (BVI) Limited	BVI	US$	1	—	100%	Investment holding

1.2 REORGANIZATION

  In order to facilitate the Company's initial public offering, AMTD Group completed a reorganization (the "Reorganization") whereby, each of the operating and holding entities under AMTD Group's common control, were ultimately contributed to the Company:

  •
  On February 8, 2019, AMTD Investment was incorporated in the Cayman Islands and directly held by the Company;

  •
  From March 12 to 14, 2019, four wholly-owned subsidiaries were incorporated in the BVI and were held indirectly by the Company through AMTD Investment;

  •
  On March 18, 2019, the Company entered into sale and purchase agreements with AMTD Group and its subsidiaries which held the shares of AMTD ISG, AMTD SI, AMTD Overseas and AMTD FI (collectively referred to as the "transferred entities"), pursuant to which AMTD Group and its subsidiaries agreed to contribute 100% of the share capital of the transferred entities to the Company for a total of 199,990,000 newly issued Class B ordinary shares of the Company. For AMTD ISG and AMTD SI with non-controlling interests, all shareholders had passed a resolution to provide consent to enter the sale and purchase agreements that involved the two entities and agreed that shareholders other than AMTD Group would not receive any consideration from the disposal of the two entities. The Company issued 199,990,000 Class B

AMTD INTERNATIONAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.2 REORGANIZATION (CONTINUED)

    ordinary shares and holds the equity interests of AMTD ISG, AMTD SI, AMTD Overseas and AMTD FI indirectly through the four newly set up BVI entities.

  •
  On April 11, 2019, the Securities and Futures Commission ("SFC") approved the shareholder change of AMTD IHG, which holds two licensed subsidiaries (AMTD GM and AMTD AAAPL) governed by the SFC in Hong Kong, from AMTD Group to the Company. The sale and purchase agreement with respect to the transfer of AMTD IHG became effective automatically. AMTD Group transferred 100% of share capital of AMTD IHG to the Company. In return, the Company issued one Class B ordinary share to AMTD Group.

  The Reorganization was completed on April 11, 2019. Through the Reorganization, the Company became the holding company of the companies now comprising the Group. Accordingly, for the purpose of preparation of the consolidated financial statements of the Group, the Company has been considered as the holding company of the companies now comprising the Group throughout the three months ended March 31, 2018 and 2019.

2.1 BASIS OF PRESENTATION

  Through the Reorganization, the Company became the holding company of the contributed businesses now comprising the Group, which were under the common control of the controlling shareholder before and after the Reorganization. Accordingly, the financial statements were prepared on a consolidated basis by applying the principles of the pooling of interest method as if the Reorganization had been completed at the beginning of the reporting period.

  Equity interests in subsidiaries and/or businesses held by parties other than major shareholder, and changes therein, prior to the Reorganization are presented as non-controlling interests in equity applying the principles of the pooling of interest method.

  All intra-group transactions and balances have been eliminated on consolidation.

  The Group's unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The accounting policies and basis of preparation adopted in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group's financial statements for the year ended December 31, 2018, except for the adoption of IFRIC Interpretation 23 Uncertainty over Income Tax Treatments and IFRS 16 Leases effective as of 1 January 2019.

2.2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  New standards and interpretations adopted by the Group

  IFRIC Interpretation 23 Uncertainty over Income Tax Treatments

  The interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and

AMTD INTERNATIONAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  New standards and interpretations adopted by the Group (Continued)

  IFRIC Interpretation 23 Uncertainty over Income Tax Treatments (Continued)

  penalties associated with uncertain tax treatments. The interpretation specifically addresses the following:

  •
  Whether an entity considers uncertain tax treatments separately

  •
  The assumptions an entity makes about the examination of tax treatments by taxation authorities

  •
  How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

  •
  How an entity considers changes in facts and circumstances

  An entity has to determine whether to consider each uncertain tax treatments separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty needs to be followed.

  The interpretation is effective for annual reporting periods beginning on or after January 1, 2019, but certain transition reliefs are available. The Group will apply the Interpretation from its effective date. Since the Group operates in a complex multinational tax environment, applying the Interpretation may affect its consolidated financial statements. In addition, the Group may need to establish processes and procedures to obtain information that is necessary to apply the Interpretation on a timely basis. The adoption of the Interpretation did not have any material impact on the Company's consolidated financial statements.

  IFRS 16 Leases

  IFRS 16, which supersedes IAS 17 Leases, introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Specifically, under IFRS 16, a lessee is required to recognise a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Accordingly, a lessee should recognise depreciation of the right-of-use asset and interest on the lease liability, and also classifies cash repayments of the lease liability into a principal portion and an interest portion and presents them in the statement of cash flows. Also, the right-of-use asset and the lease liability are initially measured on a present value basis. The measurement includes non-cancellable lease payments and also includes payments to be made in optional periods if the lessee is reasonably certain to exercise an option to extend the lease, or not to exercise an option to terminate the lease. This accounting treatment is significantly different from the lessee accounting for leases that are classified as operating leases under the predecessor standard, IAS 17.

  In respect of the lessor accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

  The adoption of IFRS 16 did not have any impact on the interim condensed consolidated financial statements of the Group as it did not enter in any lease contracts under the Group's name.

  Several other amendments and interpretations apply for the first time in 2019, but do not have an impact on the interim condensed consolidated financial statements of the Group.

AMTD INTERNATIONAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  Warrants

  The warrants, as part of financial liabilities, are recognized initially at fair value. They are classified as financial liabilities at fair value through profit or loss as they are derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Gains or losses on liabilities at fair value through profit and loss are recognized in profit or loss.

3.    OPERATING SEGMENT INFORMATION

  For management purposes, the Group is organised into business units based on their products and services and has three reportable operating segments as follows:

  (a)
  The investment banking segment assists customers in raising funds through equity and debt financing, providing underwriting for initial public offerings ("IPOs"), private placements and debt issuances and providing financial advisory services (including but not limited to domestic and cross border advisory services for merger and acquisitions).

  (b)
  The asset management segment provides a wide range of asset management products and services, including in relation to listed equity, fixed income securities, hedge funds, structured products, foreign exchange, private equities, alternative investments, discretionary account services, investment advisory services and asset management services.

  (c)
  The strategic investment segment engages in proprietary investments and management of investment portfolio mainly focuses on financial services and asset classes in Hong Kong and China.

  Management monitors the results of the Group's operating segments separately for the purpose of making decisions about resources allocation and performance assessment. Segment performance is evaluated based on reportable segment result, which is a measure of adjusted profit/loss before tax from operations. The adjusted result before tax from operations is measured after allocation of controllable costs of specialized staff, commission paid to asset management segment and finance costs to strategic investment segment consistent with the Group's profit/loss before tax from operations. Other corporate income and expenses, such as staff costs not directly attributable to segments, office rental and administrative expenses, are excluded from such measurement.

  Segment assets exclude property, plant and equipment, tax recoverable, amounts due from fellow subsidiaries and immediate holding company, prepayments, other receivables and other assets, cash and bank balances and other unallocated head office and corporate assets as these assets are managed on a group basis.

  Segment liabilities exclude financial liabilities at fair value through profit or loss, amounts due to fellow subsidiaries and immediate holding company, tax payable, deferred tax liabilities, financial liabilities at fair value through profit or loss and other unallocated head office and corporate liabilities as these liabilities are managed on a group basis.

AMTD INTERNATIONAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3. OPERATING SEGMENT INFORMATION (CONTINUED)

     Segment revenue and results

     Three months ended March 31, 2018

	Investment banking	Asset management	Strategic investment	Total
	HK$	HK$	HK$	HK$
Segment revenue (note 4)
Revenue
—from external customers	9,806,448	12,985,664	—	22,792,112
—others	—	—	(208,571,152)	(208,571,152)

	9,806,448	12,985,664	(208,571,152)	(185,779,040)
Segment results	2,144,359	6,908,892	(210,565,069)	(201,511,818)

Other income				14,231,454
Unallocated finance costs				(2,537,712)
Corporate and other unallocated expenses				(18,732,336)

Loss before tax				(208,550,412)

Other segment information
Depreciation				95,027

     Three months ended March 31, 2019

	Investment banking	Asset management	Strategic investment	Total
	HK$	HK$	HK$	HK$
Segment revenue (note 4)
Revenue
—from external customers	149,762,809	31,760,547	—	181,523,356
—others	—	—	124,155,583	124,155,583

	149,762,809	31,760,547	124,155,583	305,678,939
Segment results	142,444,102	28,056,910	118,796,930	289,297,942

Other income				222,389
Corporate and other unallocated expenses				(33,079,309)

Profit before tax				256,441,022

Other segment information
Depreciation				43,170
Capital expenditure*				13,710

*
Capital expenditure consists of additions to property, plant and equipment.

AMTD INTERNATIONAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3. OPERATING SEGMENT INFORMATION (CONTINUED)

     Segment assets and liabilities

	December 31, 2018	March 31, 2019
	HK$	HK$
Segment assets
Investment banking	134,855,898	60,693,237
Asset management	712,011,344	1,215,082,188
Strategic investment	3,494,527,773	3,612,913,492

Total segment assets	4,341,395,015	4,888,688,917
Unallocated corporate assets	2,765,794,535	3,065,320,539

Total assets	7,107,189,550	7,954,009,456

Segment liabilities
Investment banking	15,000,000	15,625,000
Asset management	663,698,964	1,229,193,889
Strategic investment	321,999,549	323,844,880

Total segment liabilities	1,000,698,513	1,568,663,769
Unallocated corporate liabilities	2,912,088,937	2,976,734,255

Total liabilities	3,912,787,450	4,545,398,024

The unallocated segment assets and liabilities mainly consist of amounts due from and due to related companies, respectively, which are not directly attributable to individual segments.
Geographical information
The Group's revenue is derived solely from its operations in Hong Kong based on the location in which contracts were executed and services were rendered.

As at December 31, 2018 and March 31, 2019, non-current assets, for the purpose of geographical information, consisting of property, plant and equipment and intangible assets, were all located in Hong Kong.
Information about a major customer
During the three months ended March 31, 2018 and 2019, no revenue derived from a single external customer accounted for 10% or more of the total revenue of the Group.

AMTD INTERNATIONAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4. REVENUE AND OTHER INCOME

     An analysis of revenue is as follows:

	Three months ended March 31,
	2018 HK$	2019 HK$
Revenue from contracts with customers
Investment banking
Investment banking fee and income	9,806,448	149,762,809

Asset management
Management fee and performance-based incentive fee	8,896,284	20,485,487
Brokerage and handing fees	2,787,929	11,001,601
Others	1,301,451	273,459

	12,985,664	31,760,547

	22,792,112	181,523,356

Revenue from other sources
Strategic investment
Net fair value changes on financial assets at fair value through profit or loss:
—from listed equity shares, at quoted price	(208,936,000)	123,502,000
—from unlisted debt securities	—	182,000
—from unlisted equity shares	364,848	471,583

Total net fair value changes on financial assets at fair value through profit or loss	(208,571,152)	124,155,583

	(185,779,040)	305,678,939

AMTD INTERNATIONAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4. REVENUE AND OTHER INCOME (CONTINUED)

  Revenue from contracts with customers

  (i)   Disaggregated revenue information

The Group assesses revenues based upon the nature or type of goods or services it provides and the operating segments of the related businesses. For more information on the operating segments, see Note 3 ,"Operating Segment Information." The following tables present disaggregated revenue information:

Segments	Investment banking	Asset management	Strategic investment	Total
	HK$	HK$	HK$	HK$
Three months ended March 31, 2018
Investment banking
Underwriting commission and brokerage fee	9,806,448	—	—	9,806,448
Asset management
Management fee and performance-based incentive fee	—	8,896,284	—	8,896,284
Brokerage and handling fee	—	2,787,929	—	2,787,929
Strategic investment
Net fair value changes on financial assets at fair value through profit or loss	—	—	(208,571,152)	(208,571,152)
Others	—	1,301,451	—	1,301,451

Total	9,806,448	12,985,664	(208,571,152)	(185,779,040)

AMTD INTERNATIONAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4. REVENUE AND OTHER INCOME (CONTINUED)

  Revenue from contracts with customers (continued)

  (i)   Disaggregated revenue information (continued)

Segments	Investment banking	Asset management	Strategic investment	Total
	HK$	HK$	HK$	HK$
Three months ended March 31, 2019
Investment banking
Underwriting commission and brokerage fee	149,762,809	—	—	149,762,809
Asset management
Management fee and performance-based incentive fee	—	20,485,487	—	20,485,487
Brokerage and handling fee	—	11,001,601	—	11,001,601
Strategic investment
Net fair value changes on financial assets at fair value through profit or loss	—	—	124,155,583	124,155,583
Others	—	273,459	—	273,459

Total	149,762,809	31,760,547	124,155,583	305,678,939

  (ii)   Performance obligations

The transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at December 31, 2018 and March 31, 2019 are as follows:

	December 31, 2018	March 31, 2019
	HK$	HK$
Within one year	37,165,868	46,148,605
More than one year	17,945,950	25,450,212

	55,111,818	71,598,817

  The remaining performance obligations expected to be recognized in more than one year relate to upfront free that are to be satisfied within two years. All the other remaining performance obligations are expected to be recognized within one year.

AMTD INTERNATIONAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4. REVENUE AND OTHER INCOME (CONTINUED)

  Other income

	Three months ended March 31,
	2018 HK$	2019 HK$
Bank interest income	604	16,666
Other interest from a fellow subsidiary (Note13(b)(iv))	2,537,712	—
Others	11,725,622	791,634

	14,263,938	808,300

5. INCOME TAX

  Hong Kong profits tax has been provided at the rate of 16.5% (2018: 16.5%) on the estimated assessable profits arising in Hong Kong:

	Three months ended March 31,
	2018 HK$	2019 HK$
Hong Kong profits tax
Charge for the period	315,268	23,668,539
Deferred tax	(34,474,440)	18,563,160

	(34,159,172)	42,231,699

6. (LOSS)/EARNINGS PER SHARE ATTRIBUTABLE TO CLASS B ORDINARY EQUITY HOLDERS OF THE PARENT

  The basic (loss)/earnings per share attributable to class B ordinary equity holders is calculated by dividing the (loss)/profit for the period attributable to ordinary equity holders of the parent by the number of class B ordinary shares after the Reorganization as mentioned in note 1.2.

  The diluted (loss)/earnings per share attributable to class B ordinary equity holders is based on the (loss)/profit for the period attributable to ordinary equity holders of the parent. The weighted average number of ordinary shares used in the calculation is the number of class B ordinary shares in issue during the period, as used in the basic (loss)/earnings per share calculation, and the weighted average number of ordinary shares assumed to have been issued at no consideration on the

AMTD INTERNATIONAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6. (LOSS)/EARNINGS PER SHARE ATTRIBUTABLE TO CLASS B ORDINARY EQUITY HOLDERS OF THE PARENT (CONTINUED)

  deemed exercise of dilutive potential ordinary shares, which represent the warrants issued by the Company to entitle the warrant holder to purchase the Company's class A ordinary shares (note 11).

	Three months ended March 31,
	2018	2019
(Loss)/profit attributable to ordinary equity holders of the parent used in the basic and diluted (loss)/earnings per share calculation (HK$)	(137,564,718)	321,577,754

Weighted average number of class B ordinary shares used in the basic (loss)/earnings per share calculation	200,000,001	200,000,001
Effective of dilution—weighted average number of Class A ordinary shares from exercise of warrants	—	34,188

	200,000,001	200,034,189

(Loss)/earnings per Class B ordinary share—Basic ((HK$) per Class B ordinary share)	(0.69)	1.61
(Loss)/earnings per Class B ordinary share—Diluted ((HK$) per Class B ordinary share)	(0.69)	1.61

  In addition to the transactions detailed elsewhere in the unaudited interim consolidated financial statements, there have been no other transactions involving Class A and Class B ordinary shares or potential Class A and Class B ordinary shares between the reporting date and the date of authorisation of these financial statements.

7. ACCOUNTS RECEIVABLE

	Notes	December 31, 2018	March 31, 2019
		HK$	HK$
Clients' receivables	(i)	12,848,608	22,104,744
Margin loan receivable	(ii)	2,575,051	—
Receivable from brokers and clearing house	(i)	10,813,497	73,093,924
Receivable from investment banking services	(iii)	134,855,898	60,693,236

		161,093,054	155,891,904

  Notes:

(i)
The normal settlement terms of clients' receivables and receivable from brokers and clearing houses arising from asset management services are 2 days after trade date or at specific terms agreed with brokers and clearing houses. Overdue clients' receivable is interest-bearing. As at March 31, 2019, the Group's clients' receivables of HK$6,198,964 are due from a fellow subsidiary, which are repayable on similar credit terms to those offered to the major customers of the Group and the Group did not have any clients' receivables due from fellow subsidiaries as at December 31, 2018.

AMTD INTERNATIONAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7.    ACCOUNTS RECEIVABLE (CONTINUED)

(ii)
As at December 31, 2018, the Group received collateral of listed shares with fair value amounted to HK$3,808,116 in margin financing business. Margin loan receivable is interest-bearing.

(iii)
The normal settlement terms of receivable from investment banking services are specific terms mutually agreed between the contracting parties. Receivable from investment banking services is non-interest-bearing.

  As at December 31, 2018 and March 31, 2019, the Group's receivable from investment banking services of HK$70,875,980 and HK$26,420,072, respectively, were due from fellow subsidiaries and its immediate holding company, which were repayable on similar credit terms to those offered to the major customers of the Group.

  The Group seeks to maintain strict control over its outstanding receivables and has a credit control team to minimise credit risk. Overdue balances are reviewed regularly by senior management. Except the margin loan receivable, the Group does not hold any collateral over its accounts receivable.

  An aging analysis of the accounts receivable as at the end of the reporting periods, based on the invoice date and net of loss allowance is as follows:

	December 31, 2018	March 31, 2019
	HK$	HK$
Not yet due	95,469,641	142,635,883
Past due
Within 1 month	732,497	9,786,298
1 to 3 months	840,942	1,106,370
Over 3 months	64,049,974	2,363,353

	161,093,054	155,891,904

  As at December 31, 2018 and March 31, 2019, accounts receivable were due from a number of reputable corporate clients, brokers and individual clients.

  Margin loan receivable are assessed for impairment under stage 1 of general approach. Where applicable, an impairment analysis is performed at each reporting date by considering the probability of default of comparable companies with published credit ratings. Their recoverability was assessed with reference to the credit status of the debtors, and the expected credit losses as at December 31, 2018 was considered to be minimal and no loss allowance of margin loan receivable was provided.

  An impairment analysis of clients' receivables, receivable from brokers and clearing house, and receivable from investment banking services is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days past due for groupings of various segments with similar loss patterns (i.e., by customer type and reference rating). The calculation reflects the probability-weighted outcome, the time value of money and

AMTD INTERNATIONAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7.    ACCOUNTS RECEIVABLE (CONTINUED)

  reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions.

		Past due
As at December 31, 2018	Current	less than 1 month	1 to 3 months	Over 3month	Total
Expected credit loss rate	0.13%	—	0.10%	0.22%	0.17%
Gross carrying amount(HK$'000)	95,470	719	828	61,501	158,518

		Past due
As at March 31, 2019	Current	less than 1 month	1 to 3 months	Over 3month	Total
Expected credit loss rate	0.18%	0.01%	—	0.10%	0.16%
Gross carrying amount(HK$'000)	142,636	9,786	1,106	2,364	155,892

  The expected credit losses as at December 31, 2018 and March 31, 2019 were immaterial and no loss allowance for accounts receivable was provided.

8.    FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS AND STOCK LOAN

	December 31, 2018	March 31, 2019
	HK$	HK$
Financial assets at fair value through profit or loss	1,953,078,309	2,022,106,932
Stock loan	1,535,679,600	1,590,806,560

	3,488,757,909	3,612,913,492

Listed equity shares, at quoted price
—Investment A	3,134,040,000	3,246,544,000
—Investment B	73,476,000	84,474,000

Total listed equity shares, at quoted price	3,207,516,000	3,331,018,000

Unlisted debt securities
—Investment C	78,316,000	78,498,000
Unlisted equity shares
—Investment D	47,417,581	47,527,776
—Investment E	155,508,328	155,869,716

Total unlisted equity shares	202,925,909	203,397,492

	3,488,757,909	3,612,913,492

  The above unlisted investments at December 31, 2018 and March 31, 2019 were debt securities and equity shares investments issued by enterprises. The Group has not elected to recognise the fair value gain or loss through other comprehensive income. They were mandatorily classified as financial assets at fair value through profit or loss as their contractual cash flows are not solely payments of principal and interest. Financial assets at fair value through profit or loss are categorised into level 1 and 3.

AMTD INTERNATIONAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8.   FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS AND STOCK LOAN (CONTINUED)

  As at December 31, 2018 and March 31, 2019, the Group's listed equity investment with a carrying amount of HK$1,598,360,400 and HK$1,655,737,440, respectively, were pledged against its margin loans payable.

  On September 17, 2017, the Group entered into a stock borrowing and lending agreement ("stock loan") with the intermediate holding company, pursuant to which the Group lent certain listed equity investments in Bank of Qingdao Co., Ltd. to the intermediate holding company. The stock loan is repayable on demand and interest free.

  The intermediate holding company pledged the listed equity shares to a third party as collateral with maturity in 2022. In November 2018, the Group demanded and recalled 104,918,000 shares of listed equity investment with carrying amount of HK$660,983,400.

  As at December 31, 2018 and March 31, 2019, the fair value of the listed equity shares were HK$1,535,679,600 and HK$1,590,806,560, respectively. The net unrealized gain on the stock loan were HK$156,936,000 and HK$55,126,960 for the three months ended March 31, 2018 and 2019, respectively.

9.    CASH AND BANK BALANCES

	December 31, 2018	March 31, 2019
	HK$	HK$
Cash and cash equivalents:
Cash on hand	31,031	31,031
General bank accounts	126,824,487	129,082,312

Total cash and cash equivalents	126,855,518	129,113,343

Segregated clients' bank accounts balances
Insurance brokerage business and others	29,395,158	27,521,474
Asset management business	586,096,042	1,077,190,877

Total segregated clients' bank accounts balances	615,491,200	1,104,712,351

Total cash and bank balances	742,346,718	1,233,825,694

  Cash at banks earns interest at floating rates based on daily bank deposit rates for both periods. The bank balances are deposited with creditworthy banks with no recent history of default.

  The Group maintains segregated bank accounts with corporate banks to hold clients' monies on trust under custody arising from its asset management and other business. The Group has classified the clients' monies as bank balances-segregated accounts under the assets section of the consolidated statement of financial position and recognised the corresponding amounts as clients' monies held on trust to respective clients on the basis that it is liable for any loss or misappropriation of the clients' monies. The Group is not allowed to use the clients' monies to settle its own obligations.

AMTD INTERNATIONAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10. ACCOUNTS PAYABLE

	Notes	December 31, 2018	March 31, 2019
		HK$	HK$
Payables to clearing house and brokers	(i)	3,153,820	3,273,182
Clients' payables	(i)	12,157,051	66,932,968

		15,310,871	70,206,150

  Notes:

(i)
As at December 31, 2018 and March 31, 2019, payable to clearing house and brokers and clients' payable arising from assets management business were repayable on 2 days after trade date or at pre-agreed-specific terms.

  An aging analysis of the accounts payable as at the end of the reporting period is as follows:

	December 31, 2018	March 31, 2019
	HK$	HK$
Within 1 month/repayable on demand	15,310,871	70,206,150

  The balances of accounts payable are unsecured and non-interest-bearing.

11. FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31, 2018	March 31, 2019
	HK$	HK$
Warrant	—	15,699,600

  On March 6, 2019, the Company entered into a repurchase and subscription agreement with AMTD Group and a holder of AMTD Group's medium term notes holder pursuant to which the notes holder agreed to subscribe the Company's warrant at a consideration of US$2 million on March 8, 2019. Pursuant to the same agreement, AMTD Group would settle the accrued and unpaid interest of US$1,413,701 with respect to the notes to the notes holder against the US$2 million warrant consideration. On March 8, 2019, the remaining warrant consideration was fully received by AMTD Group on behalf of the Company. The warrant subscriber is entitled to exercise, in full or in part, the warrant to purchase the Company's Class A ordinary shares during the period from March 8, 2019 until and including the date falling 10 days before the Group publicly files for a U.S. initial public offering. If the Group is not publicly listed within 18 months from March 8, 2019, or other mutually agreed day, the Group shall redeem the entire outstanding face value of the warrants from the subscriber up to US$3.68 million. The warrant is accounted for as financial liabilities at fair value with net changes in fair value recognized in profit or loss.

AMTD INTERNATIONAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12. NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

  (a)   Major non-cash transactions

  During the period ended March 31, 2018, the Group purchased financial assets at fair value through profit or loss of HK$125,377,914 and settled through current accounts with fellow subsidiaries. No such item occurred in the period ended March 31, 2019.

  The consideration of the warrants issued by the Company in note 11, amounting to HK$15,699,600, was fully collected by the immediate holding company on behalf of the Company on March 8, 2019.

  (b)   Changes in liabilities arising from financing activities

Margin loans payable
HK$
At January 1, 2018	351,609,630
Interest expense	4,531,629
Interest paid	(4,569,263)

At March 31, 2018	351,571,996
At January 1, 2019	321,999,549
Interest expense	5,358,652
Interest paid	(3,513,322)

At March 31, 2019	323,844,879

  (c)   Changes in movement of balances with related parties

	Three months end March 31, 2018
	Related company	Fellow subsidiaries	Immediate holding company
	HK$	HK$	HK$
Operating activities	7,500	222,935,121	(173,868,972)

Net cash inflows/(outflows)	7,500	222,935,121	(173,868,972)

	Three months end March 31, 2019
	Related company	Fellow subsidiaries	Immediate holding company
	HK$	HK$	HK$
Operating activities	—	(208,368,429)	(443,874)

Net cash outflows	—	(208,368,429)	(443,874)

AMTD INTERNATIONAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

13. RELATED PARTY TRANSACTIONS

(a)	In addition to the transactions disclosed elsewhere in these consolidated financial statements, the Group had the following transactions with related parties during the periods:

		Three months ended March 31 ,
	Notes	2018	2019
		HK$	HK$
Underwriting services rendered to the immediate holding company	(i)	—	26,420,072

Investment advisory fee paid to a fellow subsidiary	(i)	45,000	45,000

Asset management services rendered to a fellow subsidiary	(i)	862,619	9,650

Recharge from immediate holding company
—Staff costs		4,926,230	8,328,823
—Premises costs		1,616,960	2,985,760
—Other operating expenses, net		744,502	1,784,136

	(ii)	7,287,692	13,098,719

    (i)
    The transactions were made according to the fee and conditions offered to the major customers of the Group.

    (ii)
    During the periods ended March 31, 2018 and 2019, staff costs and other operating expenses (e.g. advertisement and promotional expense) were recharged by the immediate holding company based on the proportion of the Group's revenue to the consolidated revenue of the immediate holding company, net of expense incurred by the Group. Premises cost was recharged based on the actual usage.

  (b)   Outstanding balances with related parties:

  (i)
  As at December 31, 2018 and March 31, 2019, the Group's outstanding balances with its fellow subsidiaries and immediate holding company are unsecured, interest free and repayable on demand. As at December 31, 2018 and March 31, 2019, there is no provision of credit loss on amounts due from immediate holding company and fellow subsidiaries.

  (ii)
  As at March 31, 2019, the Group had an outstanding accounts receivable balance due from its fellow subsidiary of HK$6,198,964. The balances were arising from the provision of asset management and the overdue balance was interest hearing and repayable on similar credit terms to those offered to the major customers of the Group.

  As at December 31, 2018 and March 31, 2019, the Group had an outstanding accounts receivable balance due from its fellow subsidiaries of HK$70,875,980 and HK$26,420,072, respectively. The balances were arising from the provision of investment banking services and the balance was non-interest bearing with settlement terms mutually agreed by both parties.

AMTD INTERNATIONAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

13. RELATED PARTY TRANSACTIONS (CONTINUED)

  (b)   Outstanding balances with related parties (Continued):

  (iii)
  As at December 31, 2018 and March 31, 2019, the Group had an outstanding balance due from its related company associated with the major shareholder of HK$4,085,019. This balance is unsecured, interest free and repayable on demand. As at December 31, 2018 and March 31, 2019, there was no provision of credit loss on amount due from a related party.

  (iv)
  As at December 31, 2017, the Group held listed equity shares with fair value of HK$489,600,000 through a share custody entrustment agreement with a fellow subsidiary. The fellow subsidiary was the beneficiary owner of the shares and therefore the fellow subsidiary recorded the listed equity shares as its financial assets. The listed equity shares were used to secure part of the Group's margin loan payable as at December 31, 2017. The fellow subsidiary shall bear all costs and expenses in connection with custody, acquisition and disposal of the listed equity shares. The Group recorded other income from a fellow subsidiary of HK$2,537,712 for the three months ended March 31, 2018, in connection with the reimbursement of interest expenses of the related margin loan payable.

  (c)   Compensation of key management personnel of the Group:

	Three months ended March 31,
	2018	2019
	HK$	HK$
Short-term employee benefits	2,488,710	4,019,823
Post-employment benefit	—	—
Other long-term benefits	14,445	22,500

	2,503,155	4,042,323

AMTD INTERNATIONAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14.   FINANCIAL INSTRUMENTS BY CATEGORY

  The carrying amounts of each of the categories of financial instruments as at the end of the reporting period are as follows:

  As at December 31, 2018

  Financial assets

	Financial assets at fair value through profit or loss
	Mandatorily required to be measured at fair value	Financial assets at amortized costs	Total
	HK$	HK$	HK$
Accounts receivable	—	161,093,054	161,093,054
Financial assets included in prepayment, other receivables and other assets	—	6,042,605	6,042,605
Due from a related company	—	4,085,019	4,085,019
Due from immediate holding company	—	66,141,756	66,141,756
Due from fellow subsidiaries	—	2,596,118,859	2,596,118,859
Financial assets at fair value through profit or loss	1,953,078,309	—	1,953,078,309
Stock loan	1,535,679,600	—	1,535,679,600
Cash and bank balances—general accounts	—	126,855,518	126,855,518
Bank balances—segregated accounts	—	615,491,200	615,491,200

	3,488,757,909	3,575,828,011	7,064,585,920

  Financial liabilities

Financial liabilities at amortized cost
HK$
Clients' monies held on trust	586,891,255
Accounts payable	15,310,871
Margin loans payable	321,999,549
Other payables and accruals	25,011,870
Due to fellow subsidiaries	574,202,907
Due to immediate holding company	2,145,792,209

3,669,208,661

AMTD INTERNATIONAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14.   FINANCIAL INSTRUMENTS BY CATEGORY (CONTINUED)

  As at March 31, 2019

  Financial assets

	Financial assets at fair value through profit or loss
	Mandatorily required to be measured at fair value	Financial assets at amortized costs	Total
	HK$	HK$	HK$
Accounts receivable	—	155,891,904	155,891,904
Financial assets included in prepayment, other receivables and other assets	—	10,375,089	10,375,089
Due from a related company	—	4,085,019	4,085,019
Due from immediate holding company	—	81,808,066	81,808,066
Due from fellow subsidiaries	—	2,804,718,362	2,804,718,362
Financial assets at fair value through profit or loss	2,022,106,932	—	2,022,106,932
Stock Loan	1,590,806,560	—	1,590,806,560
Cash and bank balances—general accounts	—	129,113,343	129,113,343
Bank balances—segregated accounts		1,104,712,351	1,104,712,351

	3,612,913,492	4,290,704,134	7,903,617,626

	Financial liabilities at fair value through profit or loss
		Financial liabilities at amortized costs
	Held for trading		Total
	HK$	HK$	HK$
Clients' monies held on trust	—	1,080,513,922	1,080,513,922
Accounts payable	—	70,206,150	70,206,150
Margin loans payable	—	323,844,879	323,844,879
Other payables and accruals	—	24,617,787	24,617,787
Due to fellow subsidiaries	—	574,433,981	574,433,981
Due to immediate holding company	—	2,145,315,036	2,145,315,036
Financial liabilities at fair value through profit or loss	15,699,600	—	15,699,600

	15,699,600	4,218,931,755	4,234,631,355

AMTD INTERNATIONAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.   FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

  The carrying amounts and fair values of the Group's financial instruments, other than those with carrying amounts that reasonably approximate to fair values, are as follows:

	Carrying amounts		Fair values
	December 31, 2018	March 31, 2019	December 31, 2018	March 31, 2019
	HK$	HK$	HK$	HK$
Financial assets
Financial assets at fair value through profit or loss	1,953,078,309	2,022,106,932	1,953,078,309	2,022,106,932
Stock loan	1,535,679,600	1,590,806,560	1,535,679,600	1,590,806,560

	3,488,757,909	3,612,913,492	3,488,757,909	3,612,913,492

Financial liabilities
Financial liabilities at fair value through profit or loss	—	15,699,600	—	15,699,600

  Management has assessed that the fair values of cash and cash balances, accounts receivable, financial assets included in prepayments, other receivables and other assets, accounts payables, other payables and accruals, clients' monies held on trust, margin loan payable, and balances with a related company, fellow subsidiaries and immediate holding company, approximate their carrying amounts largely due to the short term maturities of these instruments or repayable on demand.

  The Group's finance department headed by the finance director is responsible for determining the policies and procedures for the fair value measurement of financial instruments. The finance director reports directly to the chief financial officer. At each reporting date, the finance department analyses the movements in the values of financial instruments and determines the major inputs applied in the valuation. The valuation is reviewed and approved by the chief financial officer.

  The valuation procedures applied include consideration of recent transactions in the same security or financial instrument, recent financing of the investee companies, economic and market conditions, current and projected financial performance of the investee companies, and the investee companies' management team as well as potential future strategies to realize the investments.

  The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

  As at December 31, 2018 and March 31, 2019, the fair values of unlisted debt securities- investment C and unlisted equity investment- investment E were based on the prices of recent transactions of the same instruments with the same rights of the same issuers that occurred within 12 months without adjustment.

AMTD INTERNATIONAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.   FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (CONTINUED)

  As at December 31, 2018 and March 31, 2019, the fair value of unlisted equity investment- investment D was based on the price of recent transactions occurred within 12 months without adjustment. The fair value of unlisted equity investments- investment D has been estimated using an equity value allocation valuation technique based on assumptions that are supported by observable recent transactions with similar risk characteristics. The valuation requires management to estimate the equity volatility and hence they are subject to uncertainty. Management believes that the estimated fair values resulting from the valuation technique, which are recorded in the consolidated statements of financial position, and the related changes in fair values, which are recorded in profit or loss, are reasonable, and that they were the most appropriate values at the end of the reporting periods.

  The fair value of the warrants was estimated using binomial option pricing model which requires management to estimate the volatility of the fair value of the equity securities.

  Below is a summary of significant unobservable inputs to valuation of financial instruments together with a quantitative sensitivity analysis as at December 31, 2018:

	Valuation technique	Significant unobservable input	Input	Sensitivity of value to the input
Unlisted equity investments	Equity value allocation	Equity volatility	56.72%	5% increase/decrease in volatility result in increase/ decrease in fair value by 0.27%/0.15%

  Below is a summary of significant unobservable inputs to valuation of financial instruments together with a quantitative sensitivity analysis as at March 31, 2019:

	Valuation technique	Significant unobservable input	Input	Sensitivity of value to the input
Unlisted equity investments	Equity value allocation	Equity volatility	58.03%	5% increase/decrease in volatility result in decrease/increase in fair value by 0.48%
Warrants	Binominal pricing model	Equity volatility	47.56% - 48.37%	10% increase/decrease in volatility result in increase/decrease in fair value by 2.49%-3.46%/2.03%-3.46%

AMTD INTERNATIONAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.   FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (CONTINUED)

  Fair Value Hierarchy

  The following tables illustrate the fair value measurement hierarchy of the Group's financial instruments:

  Assets measured at fair value:

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	HK$	HK$	HK$	HK$
As at December 31, 2018
Financial assets at fair value through profit or loss	1,671,836,400	—	281,241,909	1,953,078,309
Stock loan	1,535,679,600	—	—	1,535,679,600

	3,207,516,000	—	281,241,909	3,488,757,909

As at March 31, 2019
Financial assets at fair value through profit or loss	1,740,211,440	—	281,895,492	2,022,106,932
Stock loan	1,590,806,560	—	—	1,590,806,560

	3,331,018,000	—	281,895,492	3,612,913,492

  Liabilities measured at fair value:

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	HK$	HK$	HK$	HK$
As at March 31, 2019
Financial liabilities at fair value through profit or loss		—	15,699,600	15,699,600

  During the periods ended December 31, 2018 and March 31, 2019, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3.

AMTD INTERNATIONAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.   FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (CONTINUED)

  The movements in fair value measurements within Level 3 during the period are as follow:

	Three months ended March 31,
Unlisted debt securities and unlisted equity shares at fair value through profit or loss	2018	2019
	HK$	HK$
At January 1	15,629,400	281,241,909
Total unrealized gain recognized in profit or loss	364,848	653,583
Purchase	125,377,914	—

At March 31	141,372,162	281,895,492

Three months ended March 31,
Warrants at fair value through profit or loss	2019
HK$
At January 1	—
Total gain recognized in profit or loss	—
Issuance	15,699,600

At March 31	15,699,600

16.   FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

  The Group has various financial assets and liabilities such as financial assets at fair value through profit or loss, stock loan, accounts receivable, accounts payable, loan receivable from a fellow subsidiary, financial assets included in prepayments, other receivables and other assets, other payables and accruals, financial liabilities at fair value through profit or loss, clients' monies held on trust, margin loans payable, amounts with related company, fellow subsidiaries and immediate holding company which primarily arise directly from its operations.

  The main risks arising from the Group's financial instruments are price risk, foreign currency risk, concentration risk, credit risk and liquidity risk. Management manages and monitors these risks to ensure appropriate measures are implemented on a timely and effective manner.

  Price risk

  Equity price risk is the risk that the fair values of equity investments decrease as a result of changes in the levels of equity indices and the value of individual securities.

  The Group is exposed to equity securities price risk because certain investments and the warrants held by the Group are classified in the consolidated statements of financial position as financial assets at fair value through profit or loss and financial liability through profit or loss, respectively. Result for the period would increase/decrease as a result of gains/losses on equity securities classified as financial assets at fair value through profit or loss and warrants classified as financial liabilities at fair value through profit or loss.

AMTD INTERNATIONAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

16.   FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

  Price risk (Continued)

  At December 31, 2018 and March 31, 2019, if there had been a 5% increase/decrease in the market value of financial assets at fair value through profit or loss with all other variables held constant, the Group's profit before tax would have been approximately HK$160,375,800 and HK$166,550,900 higher/lower.

  The Group has not entered into derivative to manage such exposure.

  The Group had concentration risk in its strategic investment segment as 46% of financial assets at fair value through profit or loss at December 31, 2018 and March 31, 2019, respectively, and 100% of stock loan at December 31, 2018 and March 31, 2019 were investment in listed equity shares in Bank of Qingdao Co., Ltd.

  Foreign currency risk

  Certain transactions of the Group are denominated in foreign currencies which are different from the functional currency of the Group, i.e. HK$, and therefore the Group is exposed to foreign currency risk. The Group currently does not have a foreign currency hedging policy. However, management monitors foreign exchange exposure and will consider hedging significant foreign exchange exposure should the need arise. As HK$ is currently pegged to United States dollars ("US$"), management considers that there is no significant foreign currency risk arising from the Group's monetary assets and the liability denominated in US$.

  The Group's key currency risk exposure primarily arises from trade receivables and bank balances denominated in Australian Dollar ("AUD"), Euro ("EUR"), Renminbi ("RMB") and New Taiwan Dollar ("NTD"). As at December 31, 2018 and March 31, 2019, the carrying amounts of the Group's major foreign currency denominated monetary assets are as follows:

  Foreign currency sensitivity

  If AUD had appreciated/depreciated by 5% with all other variables held constant, the impact on the Group's (loss)/profit before tax would be HK$10,293 and none for the three months ended March 31, 2018 and March 31, 2019 respectively.

  If EUR had appreciated/depreciated by 5% with all other variables held constant, the impact on the Group's (loss)/profit before tax would be HK$6,759 and none for the three months ended March 31, 2018 and March 31, 2019, respectively.

  If RMB had appreciated/depreciated by 5% with all other variables held constant, the impact on the Group's (loss)/profit before tax would be HK$12,554 and HK$13,193 for the three months ended March 31, 2018 and March 31, 2019, respectively.

  If NTD had appreciated/depreciated by 5% with all other variables held constant, the impact on the Group's (loss)/profit before tax would be HK$1,624,789 and HK$320,530 for the three months ended March 31, 2018 and March 31, 2019, respectively.

  In management's opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk during the periods ended March 31, 2018 and March 31, 2019.

AMTD INTERNATIONAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

16. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

  Credit risk

  Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has adopted a policy of only dealing with creditworthy counterparties, as a means of mitigating the risk of financial loss from defaults. The Group's exposure of its counterparties are continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved by management and credit control team periodically.

  The Group has concentration of credit risk as 45% and 43% of accounts receivables was due from the largest counterparty within investment banking segment at December 31, 2018 and March 31, 2019, respectively.

  The Group does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

  The carrying amount of financial assets recorded in the unaudited interim condensed consolidated financial statements, grossed up for any allowances for losses, represents the Group's maximum exposure to credit risk.

  The credit risk on liquid funds is limited because the counterparties are mainly banks and financial institutions with sound credit.

  Maximum exposure and period-end staging as at December 31, 2018 and March 31, 2019

  The table below shows the credit quality and the maximum exposure to expected credit loss ("ECL") based on the Group's credit policy, which is mainly based on past due information unless other information is available without undue cost or effort, and the period-end staging classification as at December 31, 2018 and March 31, 2019. The amounts presented are gross carrying amounts for financial assets at amortized cost.

AMTD INTERNATIONAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

16. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

  As at December 31, 2018

	12-month ECLs	Lifetime ECLs
	Stage 1 HK$	Stage 2 HK$	Stage 3 HK$	Simplified approach HK$	HK$
Accounts receivable*		—	—	158,518,003	158,518,003
Accounts receivable
—Normal**	2,575,051	—	—	—	2,575,051
—Doubtful**	—	—	—	—	—
Financial assets included in prepayments, other receivables and other assets
—Normal**	6,042,605	—	—	—	6,042,605
—Doubtful**	—	—	—	—	—
Due from a related company
—Normal**	4,085,019	—	—	—	4,085,019
—Doubtful**	—	—	—	—	—
Due from immediate holding company
—Normal**	66,141,756	—	—	—	66,141,756
—Doubtful**	—	—	—	—	—
Due from fellow subsidiaries
—Normal**	2,596,118,859	—	—	—	2,596,118,859
—Doubtful**	—	—	—	—	—
Cash and bank balances- general accounts
—Not yet past due	126,855,518	—	—	—	126,855,518
Bank balances- segregated accounts
—Not yet past due	615,491,200	—	—	—	615,491,200

	3,417,310,008	—	—	158,518,003	3,575,828,011

*
For accounts receivables to which the Group applies the simplified approach for impairment, information based on the provision matrix is disclosed in note 7 to the financial statements.

**
The credit quality of the financial assets included in prepayments, other receivables and other assets is considered to be "normal" when they are not past due and there is no information indicating that the financial assets had a significant increase in credit risk since initial recognition. Otherwise, the credit quality of the financial assets is considered to be "doubtful".

AMTD INTERNATIONAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

16. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

  As at March 31, 2019

	3-month ECLs	Lifetime ECLs
	Stage 1 HK$	Stage 2 HK$	Stage 3 HK$	Simplified approach HK$	HK$
Accounts receivable*	—	—	—	155,891,904	155,891,904
Financial assets included in prepayments, other receivables and other assets
—Normal**	10,375,089	—	—	—	10,375,089
—Doubtful**	—	—	—	—	—
Due from a related company
—Normal**	4,085,019	—	—	—	4,085,019
—Doubtful**	—	—	—	—	—
Due from immediate holding
company
—Normal**	81,808,066	—	—	—	81,808,066
—Doubtful**	—	—	—	—	—
Due from fellow subsidiaries
—Normal**	2,804,718,362	—	—	—	2,804,718,362
—Doubtful**	—	—	—	—	—
Cash and bank balances- general accounts
—Not yet past due	129,113,343	—	—	—	129,113,343
Bank balances- segregated accounts
—Not yet past due	1,104,712,351	—	—	—	1,104,712,351

	4,134,812,230	—	—	155,891,904	4,290,704,134

*
For accounts receivables to which the Group applies the simplified approach for impairment, information based on the provision matrix is disclosed in note 7 to the financial statements.

**
The credit quality of the financial assets included in prepayments, other receivables and other assets is considered to be "normal" when they are not past due and there is no information indicating that the financial assets had a significant increase in credit risk since initial recognition. Otherwise, the credit quality of the financial assets is considered to be "doubtful".

  Liquidity risk

  The Group aims to maintain cash and credit lines to meet its liquidity requirements. The Group finances its working capital requirements through a combination of funds generated from operations and loans.

AMTD INTERNATIONAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

16. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

  The following tables detail the Group's remaining contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay.

	As at December 31, 2018
	Weighted average interest rate	On demand or less than 3 months	3 months to 1 year	1 to 5 years	Total
	%	HK$	HK$	HK$	HK$
Accounts payables	N/A	15,310,871	—	—	15,310,871
Margin loans payable	6.75%	321,999,549	—	—	321,999,549
Clients' monies held on trust	N/A	586,891,255	—	—	586,891,255
Other payables and accruals	N/A	25,011,870	—	—	25,011,870
Due to fellow subsidiaries	N/A	574,202,907	—	—	574,202,907
Due to immediate holding company	N/A	2,145,792,209	—	—	2,145,792,209

		3,669,208,661	—	—	3,669,208,661

	As at March 31, 2019
	Weighted average interest rate	On demand or less than 3 months	3 months to 1 year	1 to 5 years	Total
	%	HK$	HK$	HK$	HK$
Accounts payables	N/A	70,206,150	—	—	70,206,150
Margin loans payable	6.45%	323,844,879	—	—	323,844,879
Financial liabilities at fair value through profit or loss	N/A	15,699,600	—	—	15,699,600
Clients' monies held on trust	N/A	1,080,513,922	—	—	1,080,513,922
Other payables and accruals	N/A	24,617,787	—	—	24,617,787
Due to fellow subsidiaries	N/A	574,433,981	—	—	574,433,981
Due to immediate holding company	N/A	2,145,315,036	—	—	2,145,315,036

		4,234,631,355	—	—	4,234,631,355

  Capital risk management

  The Group manages its capital to ensure that the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance.

  The capital structure of the Group consists of debt which includes amounts due to immediate holding company, equity attributable to equity holders of the Group, comprising issued share capital, retained profits and reserves, as disclosed in consolidated statement of changes in equity.

  As AMTD GM and AMTD AAAPL are licensed corporation under the Hong Kong Securities and Futures Ordinances, the Group is subject to statutory capital requirement and is required to

AMTD INTERNATIONAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

16. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

  Capital risk management (Continued)

  maintain adequate financial resources to support its business. The Securities and Futures (Financial Resources) Rules require a licensed corporation to maintain liquid capital which is not less than its required liquid capital.

  In addition, AMTD GM is a member of the Hong Kong Confederation of Insurance Brokers, which is required to maintain a minimum capital and net assets value of not less than HK$100,000.

  There were no changes on the Group's approach to capital risk management during the periods ended December 31, 2018 and March 31, 2019.

17. SUBSEQUENT EVENT

  In preparing the unaudited interim condensed consolidated financial statements, the Group has evaluated events and transactions for potential recognition and disclosure through May 28, 2019, the date of the unaudited interim condensed consolidated financial statements was available to be issued.

  On April 10, 2019, the warrant holder exercised the warrants in full and paid an additional amount of US$10 million for 1,666,666 Class A ordinary shares.

  Between April 26, 2019 and May 28, 2019, the Company issued 7,225,147 class A ordinary shares to third parties for an aggregate consideration of US$47 million.

18. APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

  The unaudited interim condensed consolidated financial statements were approved and authorised for issue by the Board of Directors on May 28, 2019.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

        Our memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person's dishonesty, willful default or fraud, in or about the conduct of our company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

        Pursuant to the form of indemnification agreements filed as Exhibit 10.2 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

        The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification by the underwriters of us and our directors and officers for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.    SALES OF UNREGISTERED SECURITIES.

        In March 2019, we issued a warrant to Value Partners for an aggregate consideration of US$2 million. Value Partners is entitled to exercise, in full or in part, the warrant to purchase our Class A ordinary shares in a period until ten days before we file a registration statement publicly under the Securities Act for an initial public offering. The maximum value of the Class A ordinary shares Value Partners is entitled to purchase by exercising the warrant is US$10.0 million and the number of the Class A ordinary shares Value Partners can purchase is calculated based on a pre-money valuation of our company at US$1.2 billion. In April 2019, Value Partners exercised the warrant in full and settled the exercise price of HK$10 million, and we issued 1,666,666 Class A ordinary shares to Value Partners.

        From February to April 2019, we completed a restructuring to carve out our investment banking, asset management, and strategic investment businesses from our Controlling Shareholder. Upon our incorporation in February 2019, we issued one ordinary share to the initial subscriber which was immediately transferred to our Controlling Shareholder. In March 2019, we effected a one-to-ten thousand share split, following which our one issued ordinary share was subdivided into 10,000 ordinary shares. Later in March 2019, we issued an additional 199,990,00 ordinary shares to our Controlling

Shareholder pursuant to our restructuring. All of the ordinary shares held by our Controlling Shareholder were re-designated as Class B ordinary shares in March 2019. In April 2019, we issued one Class B ordinary share to our Controlling Shareholder.

        Following the completion of our restructuring in April 2019, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Class A ordinary shares
Value Partners Greater China High Yield Income Fund	April 30, 2019	1,666,666	US$10,000,000
12 individuals and entities as a group	Between April 30, 2019 and May 24, 2019	7,225,147	US$46,963,482

ITEM 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)
Exhibits

        See Exhibit Index beginning on page II-4 of this registration statement.

(b)
Financial Statement Schedules

        Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.    UNDERTAKINGS.

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

  (4)
  For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in an offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  (i)
  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

  (ii)
  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

  (iii)
  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

  (iv)
  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

AMTD International Inc.
EXHIBIT INDEX

Exhibit Number		Description of Document
1.1	*	Form of Underwriting Agreement
3.1		Third Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
4.1	*	Registrant's Specimen American Depositary Receipt (included in Exhibit 4.3)
4.2	*	Registrant's Specimen Certificate for Ordinary Shares
4.3	*	Form of Deposit Agreement between the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder
5.1	*	Opinion of Appleby regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters
8.1	*	Opinion of Appleby regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2	*	Opinion of Justin Chow & Co. Solicitors LLP regarding certain Hong Kong tax matters (included in Exhibit 99.2)
10.1	*	Form of Employment Agreement between the Registrant and its executive officers
10.2	*	Form of Indemnification Agreement between the Registrant and its directors and executive officers
10.3	*	Master Transaction Agreement between the Registrant and its controlling shareholder
10.4	*	Transitional Services Agreement between the Registrant and its controlling shareholder
10.5	*	Non-Competition Agreement between the Registrant and its controlling shareholder
10.6		Instrument Constituting Warrants to Subscribe for Shares in the Registrant dated March 8, 2019 and the Exercise Notice dated April 10, 2019
10.7		Share Purchase Agreement between the Registrant and Indochina Fund Limited dated April 26, 2019
10.8		Share Purchase Agreement between the Registrant and Venture Garden Limited dated April 27, 2019
10.9		Share Purchase Agreement between the Registrant and David Chiu dated April 29, 2019
10.10		Share Purchase Agreement between the Registrant and Tongcheng-Elong Holdings Limited dated May 7, 2019
10.11		Share Purchase Agreement between the Registrant and Ching Cheong George Chan dated May 15, 2019
10.12		Share Purchase Agreement between the Registrant and People Better Limited dated May 13, 2019
10.13		Share Purchase Agreement between the Registrant and NHPEA IV Diamond Holding (Cayman) Limited dated May 17, 2019
10.14		Share Purchase Agreement between the Registrant and Mobvista International Technology Limited dated May 6, 2019
10.15		Share Purchase Agreement between the Registrant and Unicorn Star Limited dated May 23, 2019

Exhibit Number		Description of Document
10.16	*	Share Purchase Agreement between the Registrant and Yuanyin International Limited dated May 23, 2019
10.17		Share Purchase Agreement between the Registrant and Manureen Financial Holdings Limited dated May 24, 2019
10.18		Share Purchase Agreement between the Registrant and Maoyan Entertainment dated May 24, 2019
21.1	*	Subsidiaries of the Registrant
23.1	*	Consent of Ernst & Young LLP, an independent registered public accounting firm
23.2	*	Consent of Appleby (included in Exhibit 5.1)
23.3	*	Consent of Justin Chow & Co. Solicitors LLP (included in Exhibit 99.2)
24.1	*	Power of Attorney (included on signature page)
99.1	*	Code of Business Conduct and Ethics of the Registrant
99.2	*	Opinion of Justin Chow & Co. Solicitors LLP regarding certain Hong Kong law matters
99.3	*	Consent of China Insights Consultancy Limited

*
To be filed by amendment.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on                        , 2019.

AMTD International Inc.
By:
	Name:	Calvin Choi
	Title:	Chairman of the Board of Directors and Chief Executive Officer

POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints Calvin Choi and Philip Yau as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the "Securities Act"), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of Class A ordinary shares of the registrant (the "Shares"), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the "Registration Statement") to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Name: Calvin Choi	Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)	, 2019
Name: Marcellus Wong	Vice Chairman of the Board of Directors	, 2019

Signature	Title	Date

Name: Philip Yau	Director and Chief Financial Officer (principal financial and accounting officer)	, 2019
Name: Yu Gao	Director	, 2019
Name: Feridun Hamdullahpur	Director	, 2019

 SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

        Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of AMTD International Inc., has signed this registration statement or amendment thereto in New York on                        , 2019.

Authorized U.S. Representative
By:
Name:
Title: